As filed with the Securities and Exchange Commission on December 29, 2006.

Registration No. 333-139133

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

IBERIABANK Corporation

(Exact name of each registrant as specified in its charter)

Louisiana	72-1280718
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

200 West Congress Drive

Lafayette, Louisiana 70501

(337) 521-4003

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Copy to: Edward B. Crosland, Jr. Jones, Walker, Waechter, Poitevent, Carrère & Denègre, L.L.P. 2600 Virginia Avenue, Suite 1113 Washington, DC 20037-1992 (202) 944-1100

Daryl G. Byrd

President and Chief

Executive Officer

IBERIABANK Corporation

200 West Congress Drive

Lafayette, Louisiana 70501

(337) 521-4003

(Name, address, including zip code,

and telephone number, including

area code, of agent for service)

Copy to: Robert B. Pomerenk Robert Lipsher Luse Gorman Pomerenk & Schick, P.C. 5335 Wisconsin Avenue, N.W. Suite 400 Washington, DC 20015 (202) 274-2000

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:    As soon as practicable after the effective date of this Registration Statement and the satisfaction or waiver of all other conditions to the merger described in the proxy statement/prospectus.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, please check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

To the Stockholders of Pocahontas Bancorp:

A Merger Proposal—Your Vote Is Very Important

On July 26, 2006, the board of directors of Pocahontas Bancorp, Inc. unanimously approved an Agreement and Plan of Merger between Pocahontas Bancorp and IBERIABANK Corporation pursuant to which Pocahontas Bancorp will be merged with and into IBERIABANK Corporation. Pocahontas Bancorp is sending you this document to ask you to vote on the adoption of the merger agreement with IBERIABANK Corporation.

If the merger agreement is approved and the merger is subsequently completed, each outstanding share of Pocahontas Bancorp common stock will be converted into the right to receive 0.2781 shares of common stock of IBERIABANK Corporation, plus cash in lieu of any fractional share interest.

IBERIABANK Corporation common stock and Pocahontas Bancorp common stock trade on the Nasdaq Global Market under the symbols “IBKC” and “PFSL,” respectively.

Your board of directors has unanimously determined that the merger and the merger agreement are fair and in the best interests of Pocahontas Bancorp and its stockholders and unanimously recommends that you vote “FOR” adoption of the merger agreement. The merger cannot be completed unless a majority of the issued and outstanding shares of common stock of Pocahontas Bancorp vote to adopt the merger agreement. Whether or not you plan to attend the special meeting of stockholders, please take the time to vote by submitting a valid proxy, completing the enclosed proxy card and mailing it in the enclosed envelope. If you sign, date and mail your proxy card without indicating how you want to vote, your proxy will be counted as a vote “FOR” adoption of the merger agreement. If you fail to vote, or you do not instruct your broker how to vote any shares held for you in “street name,” it will have the same effect as voting “AGAINST” the merger agreement.

This proxy statement-prospectus gives you detailed information about the special meeting of stockholders to be held on February 1, 2007, the merger and other related matters. You should carefully read this entire document, including the appendices. In particular, you should carefully consider the discussion in the section entitled “ Risk Factors” on page 23.

On behalf of the board of directors, I thank you for your prompt attention to this important matter.

Dwayne Powell

President and Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the merger or determined if this document is accurate or complete. Any representation to the contrary is a criminal offense.

The securities to be issued in connection with the merger are not savings accounts, deposits or other obligations of any bank or savings association and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

This document is dated December 29, 2006, and is first being mailed on or about January 3, 2007.

ADDITIONAL INFORMATION

This proxy statement-prospectus incorporates important business and financial information about IBERIABANK Corporation from documents that are not included in or delivered with this proxy statement-prospectus. You can obtain IBERIABANK Corporation’s documents incorporated by reference in this proxy statement-prospectus without charge by requesting them in writing or by telephone from IBERIABANK Corporation at the following address:

IBERIABANK Corporation

200 West Congress Street

Lafayette, Louisiana 70501

Attention: George J. Becker III, Secretary

Telephone: (337) 521-4003

Pocahontas Bancorp stockholders requesting IBERIABANK Corporation documents should do so by January 16, 2007 in order to receive them before the special meeting.

If you have any questions, or need assistance in completing and returning your proxy, you may contact Pocahontas Bancorp at the following address and telephone number:

Pocahontas Bancorp

1700 East Highland Drive

Jonesboro, Arkansas 72401

Attention: James A. Edington, Corporate Secretary

Telephone: (870) 802-1700

If you have any questions, or need assistance in completing and returning your proxy, you may also contact Pocahontas Bancorp’s soliciting agent, Georgeson, Inc., at the following address and telephone number:

17 State Street

10th Floor

New York, New York 10004

Telephone: (866) 785-7402

See “Where You Can Find More Information” on page 171.

(ii)

POCAHONTAS BANCORP, INC.

1700 East Highland Drive

JONESBORO, ARKANSAS 72401

NOTICE OF THE SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON FEBRUARY 1, 2007

NOTICE IS HEREBY GIVEN that a special meeting of the stockholders of Pocahontas Bancorp, Inc. will be held at the Jonesboro Country Club, 1408 E. Nettleton Avenue, Jonesboro, Arkansas, at 9:00 a.m. Arkansas time, on February 1, 2007, for the following purposes:

1. To adopt the Agreement and Plan of Merger dated as of July 26, 2006, as amended, by and between IBERIABANK Corporation and Pocahontas Bancorp, pursuant to which Pocahontas Bancorp will merge with and into IBERIABANK Corporation, and each of the outstanding shares of Pocahontas Bancorp will be converted into the right to receive 0.2781 shares of common stock of IBERIABANK Corporation, as more fully described in the attached proxy statement-prospectus.

2. The potential adjournment of the special meeting of stockholders if necessary to solicit additional proxies.

3. To transact any other business that properly comes before the special meeting of stockholders, or any adjournments or postponements of the special meeting. We are not aware of any other business to come before the special meeting.

The proposed merger is described in more detail in this proxy statement-prospectus, which you should read carefully in its entirety before voting. A copy of the merger agreement is attached as Appendix A to this document. Only Pocahontas Bancorp stockholders of record as of the close of business on December 19, 2006, are entitled to notice of and to vote at the special meeting of stockholders or any adjournments of the special meeting.

Your vote is very important. To ensure your representation at the special meeting of stockholders, please complete, execute and promptly mail your proxy card in the return envelope enclosed. This will not prevent you from voting in person, but it will help to secure a quorum and avoid added solicitation costs. Your proxy may be revoked at any time before it is voted.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Dwayne Powell
Jonesboro, Arkansas	Dwayne Powell President and Chief Executive Officer
December 29, 2006

POCAHONTAS BANCORP’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” APPROVAL OF THE MERGER AGREEMENT.

PLEASE MARK, SIGN, DATE AND RETURN YOUR PROXY CARD PROMPTLY, WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING OF STOCKHOLDERS.

DO NOT SEND STOCK CERTIFICATES WITH THE PROXY CARD.

	Page
ADDITIONAL INFORMATION	(ii	)
QUESTIONS AND ANSWERS ABOUT VOTING AT THE SPECIAL MEETING OF STOCKHOLDERS	1
SUMMARY	3
SELECTED HISTORICAL FINANCIAL DATA FOR IBERIABANK CORPORATION, POCAHONTAS BANCORP AND PULASKI INVESTMENT CORPORATION	7
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION	13
RISK FACTORS	23
POCAHONTAS BANCORP SPECIAL MEETING	30
THE PROPOSED MERGER	32
COMPARISON OF STOCKHOLDERS’ RIGHTS	55
DESCRIPTION OF IBERIABANK CORPORATION CAPITAL STOCK	64
CERTAIN INFORMATION CONCERNING IBERIABANK CORPORATION	66
CERTAIN INFORMATION CONCERNING POCAHONTAS BANCORP	67
POCAHONTAS BANCORP, INC.—MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	92
POCAHONTAS BANCORP, INC.—AUDITED CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2006 AND 2005 AND FOR THE THREE YEARS IN THE PERIOD ENDED SEPTEMBER 30, 2006	104
PULASKI INVESTMENT CORPORATION—AUDITED CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2005 AND 2004 AND FOR THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2005	139
PULASKI INVESTMENT CORPORATION—UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2006 AND FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005	159
EXPERTS	166
LEGAL OPINIONS	167
ADJOURNMENT OF THE SPECIAL MEETING	167
CERTAIN BENEFICIAL OWNERS OF POCAHONTAS BANCORP COMMON STOCK	168
OTHER MATTERS	170
WHERE YOU CAN FIND MORE INFORMATION	171
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	173

APPENDICES

A. Agreement and Plan of Merger by and between IBERIABANK Corporation and Pocahontas Bancorp, dated July 26, 2006, as amended (excluding certain exhibits)	A-1

B. Opinion of RP Financial, LC	B-1

QUESTIONS AND ANSWERS ABOUT VOTING AT THE

SPECIAL MEETING OF STOCKHOLDERS

Q:	WHAT DO I NEED TO DO NOW?

A:	After you have carefully read this document, indicate on your proxy card how you want your shares to be voted. Then sign and mail your proxy card in the enclosed prepaid return envelope as soon as possible. This will enable your shares to be represented and voted at the special meeting.

Q:	WHY IS MY VOTE IMPORTANT?

A:	The merger agreement must be adopted by a majority of the issued and outstanding shares of Pocahontas Bancorp common stock. A failure to vote will have the same effect as a vote against the merger agreement.

Q:	IF MY BROKER HOLDS MY SHARES IN “STREET NAME” WILL MY BROKER AUTOMATICALLY VOTE MY SHARES FOR ME?

A:	No. Your broker will not be able to vote your shares without instructions from you. You should instruct your broker to vote your shares, following the directions your broker provides.

Q:	WHAT IF I FAIL TO INSTRUCT MY BROKER TO VOTE MY SHARES?

A:	If you fail to instruct your broker to vote your shares, the broker will submit an unvoted proxy (a broker non-vote) as to your shares. Broker non-votes will count toward a quorum at the special meeting. However, broker non-votes will not count as a vote with respect to the merger agreement, and therefore will have the same effect as a vote against the merger agreement.

Q:	CAN I ATTEND THE SPECIAL MEETING AND VOTE MY SHARES IN PERSON?

A:	Yes. All stockholders are invited to attend the special meeting. Stockholders of record can vote in person at the special meeting by executing a proxy card. If a broker holds your shares in street name, then you are not the stockholder of record and you must ask your broker how you can vote your shares at the special meeting.

Q:	CAN I CHANGE MY VOTE?

A:	Yes. If you have not voted through your broker, you can change your vote after you have sent in your proxy card by:

•	providing written notice to the Secretary of Pocahontas Bancorp;

•	submitting a new proxy card. Any earlier proxies will be revoked automatically; or

•	attending the special meeting and vote in person. Any earlier proxy will be revoked. However, simply attending the special meeting without voting will not revoke your proxy.

If you have instructed a broker to vote your shares, you must follow your broker’s directions to change your vote.

Q:	SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

A:	Please DO NOT send your stock certificates with your proxy card. Instructions for surrendering your Pocahontas Bancorp stock certificates in exchange for the merger consideration will be sent to you later.

Q:	WHEN DO YOU EXPECT THE MERGER TO BE COMPLETED?

A:	IBERIABANK Corporation and Pocahontas Bancorp currently expect to complete the merger in the first quarter of 2007, assuming all of the conditions to completion of the merger have been satisfied.

Q:	WHAT WILL STOCKHOLDERS OF POCAHONTAS BANCORP RECEIVE IN THE MERGER?

A:	If the merger agreement is approved and the merger is subsequently completed, each outstanding share of Pocahontas Bancorp common stock will be converted into the right to receive 0.2781 shares of common stock of IBERIABANK Corporation. The total number of shares you receive will therefore be equal to 0.2781 times the number of shares of Pocahontas Bancorp common stock you own. IBERIABANK Corporation will not issue fractional shares. Instead, you will receive the value of any fractional share in cash.

Q:	WHOM SHOULD I CALL WITH QUESTIONS?

A:	You should direct any questions regarding the special meeting of stockholders or the merger to James A. Edington, Secretary of Pocahontas Bancorp, at (870) 802-1700 or Pocahontas Bancorp’s proxy solicitor, Georgeson, Inc., at (866) 785-7402.

POCAHONTAS BANCORP, INC.

PROXY STATEMENT FOR SPECIAL MEETING OF SHAREHOLDERS

SUMMARY

This summary highlights selected information included in this document and does not contain all of the information that may be important to you. You should read this entire document and its appendices and the other documents to which we refer you before you decide how to vote with respect to the merger agreement. In addition, we incorporate by reference important business and financial information about IBERIABANK Corporation into this document. For a description of this information, see “Where You Can Find More Information” on page 171. You may obtain the information incorporated by reference into this document without charge by following the instructions in that section. Each item in this summary includes a page reference directing you to a more complete description of that item.

THE MERGER

The Agreement and Plan of Merger, as amended, is attached to this document as Appendix A. We encourage you to read this agreement carefully, as it is the legal document that governs the merger of Pocahontas Bancorp with and into IBERIABANK Corporation.

Parties to the Merger

IBERIABANK Corporation (page 32)

IBERIABANK

IBERIABANK Corporation, a Louisiana corporation, is a bank holding company that owns all of the outstanding stock of IBERIABANK, a Louisiana state banking corporation. As of September 30, 2006, IBERIABANK Corporation had consolidated assets of $3.1 billion, total deposits of $2.4 billion and stockholders’ equity of $280.3 million.

The principal executive office of IBERIABANK Corporation is located at 200 West Congress Street, Lafayette, Louisiana 70501, and the telephone number is (337) 521-4003.

Other Pending Acquisition

On August 9, 2006, IBERIABANK Corporation executed a definitive agreement to acquire Pulaski Investment Corporation, Little Rock, Arkansas. Pulaski Investment Corporation is the bank holding company for Pulaski Bank and Trust, an Arkansas banking corporation. IBERIABANK Corporation will issue shares of its common stock and pay cash in the amount of $65 million in exchange for the outstanding shares of capital stock of Pulaski Investment Corporation. Based on the terms of the merger agreement with Pulaski Investment Corporation, it is currently estimated that IBERIABANK Corporation will issue approximately 0.2274 shares (fixed portion) and 0.2264 shares (variable portion at October 31, 2006) of its common stock in exchange for each share of Pulaski Investment Corporation common stock, or approximately 1,106,980 shares of IBERIABANK Corporation common stock in the aggregate. Based on the closing price of IBERIABANK Corporation common stock at October 31, 2006, the transaction had an estimated total value of approximately $130.1 million. It is expected that the acquisition will be completed in early 2007.

To finance the cash portion of the Pulaski Investment Corporation acquisition consideration, in November 2006, IBERIABANK Corporation issued and sold $30 million in additional common equity, or 576,923 shares at $52.00 per share. In addition, in October 2006, IBERIABANK Corporation issued and sold $15.0 million of subordinated debentures. It is expected that the remainder of the cash portion of the acquisition consideration ($20 million) will be financed through long-term debt.

Pocahontas Bancorp (page 33)

First Community Bank

Pocahontas Bancorp, a Delaware corporation, is the holding company for First Community Bank, a federal savings bank. As of September 30, 2006, Pocahontas Bancorp had total assets of $738.5 million, total deposits of $557.8 million and stockholders’ equity of $53.0 million.

Pocahontas Bancorp’s principal executive office is located at 1700 East Highland Drive, Jonesboro, Arkansas 72401, and the telephone number is (870) 802-1700.

What Pocahontas Bancorp Stockholders Will Receive In the Merger (page 33)

If the merger agreement is approved and the merger is subsequently completed, each outstanding share of Pocahontas Bancorp common stock will be converted into the right to receive 0.2781 shares of common stock of IBERIABANK Corporation. The total number of shares you receive will therefore be equal to 0.2781 times the number of shares of Pocahontas Bancorp common stock you own. IBERIABANK Corporation will not issue fractional shares. Instead, you will receive the value of any fractional share in cash.

Material United States Federal Income Tax Consequences of the Merger (page 52)

IBERIABANK Corporation and Pocahontas Bancorp will not be required to complete the merger unless they receive a legal opinion to the effect that the merger will qualify as a tax-free reorganization for United States federal income tax purposes. The opinion will not bind the Internal Revenue Service, which could take a different view.

We expect that, for United States federal income tax purposes, you generally will not recognize any gain or loss with respect to the exchange of your shares of Pocahontas Bancorp common stock for shares of IBERIABANK Corporation common stock in the merger. You will, however, have to recognize gain in connection with any cash received in lieu of a fractional share interest in IBERIABANK Corporation common stock. You should consult your own tax advisor for a full understanding of the merger’s tax consequences that are particular to you.

You should read “Material United States Federal Income Tax Consequences of the Merger” starting on page 52 for a more complete discussion of the federal income tax consequences of the merger. Tax matters can be complicated and the tax consequences of the merger to you will depend on your particular tax situation. You should consult your tax advisor to fully understand the tax consequences of the merger to you.

Your Board of Directors Unanimously Recommends Stockholder Approval of the Merger (page 37)

The board of directors of Pocahontas Bancorp believes that the merger presents an attractive opportunity to merge with a leading community financial institution that will have significantly greater financial strength and earning power than Pocahontas Bancorp would have on its own, as well as the added scale necessary to undertake and solidify leadership positions in key business lines.

As a result, Pocahontas Bancorp’s board of directors unanimously approved the merger agreement. Pocahontas Bancorp’s board of directors believes that the merger and the merger agreement are fair to and in the best interests of Pocahontas Bancorp and its stockholders and unanimously recommends that you vote “FOR” adoption of the merger agreement.

Opinion of Pocahontas Bancorp’s Financial Advisor (page 38 and Appendix B)

In connection with the merger, the board of directors of Pocahontas Bancorp received the written opinion of RP Financial, LC, Pocahontas Bancorp’s financial advisors, as to the fairness, from a financial point of view, of the consideration to be received in the merger by holders of Pocahontas Bancorp common stock. The full text of the opinion of RP Financial, dated the date of this document, is included in this document as Appendix B. Pocahontas Bancorp encourages you to read this opinion carefully in its entirety for a description of the procedures followed, assumptions made, matters considered and limitations of the review undertaken by RP Financial. The opinion of RP Financial, is directed to Pocahontas Bancorp’s board of directors and does not constitute a recommendation to you or any other stockholder as to how to vote with respect to the merger, or any other matter relating to the proposed transaction. RP Financial will receive a fee for its services, including rendering the fairness opinion, in connection with the merger.

Special Meeting of Stockholders of Pocahontas Bancorp (page 30)

Pocahontas Bancorp will hold a special meeting of its stockholders on February 1, 2007, at 9:00 a.m., Arkansas time, at the Jonesboro Country Club, located at 1408 E. Nettleton Avenue, Jonesboro, Arkansas. At the special meeting of stockholders, you will be asked to vote to adopt the merger agreement.

You may vote at the special meeting of stockholders if you owned shares of Pocahontas Bancorp common stock at the close of business on the record date, December 19, 2006. On that date, there were 4,641,717 shares of Pocahontas Bancorp common stock outstanding and entitled to vote at the special meeting of stockholders. You may cast one vote for each share of Pocahontas Bancorp common stock you owned on the record date.

Even if you expect to attend the special meeting of stockholders, Pocahontas Bancorp recommends that you promptly complete and return your proxy card in the enclosed return envelope.

Stockholder Vote Required (page 31)

Adoption of the merger agreement requires the affirmative vote of the holders of a majority of the shares of Pocahontas Bancorp common stock issued and outstanding on the record date. A failure to vote or an abstention will have the same effect as a vote against the merger. As of the record date, directors and executive officers of Pocahontas Bancorp beneficially owned 1,005,687 shares of Pocahontas Bancorp common stock, excluding stock options, entitled to vote at the special meeting of stockholders. This represents approximately 21.7% of the total votes entitled to be cast at the special meeting of stockholders. These individuals have agreed to vote “FOR” adoption of the merger agreement.

No Dissenters’ Rights of Appraisal (page 53)

Delaware law does not provide you with dissenters’ appraisal rights in the merger. This means that if you are not satisfied with what you are receiving as consideration in the merger, you are not legally entitled to have the value of your interest independently determined and receive payment based on that valuation.

Interests of Pocahontas Bancorp’s Directors and Executive Officers In the Merger (page 44)

In considering the recommendation of the board of directors of Pocahontas Bancorp to approve the merger, you should be aware that executive officers and directors of Pocahontas Bancorp have employment and other compensation agreements or plans that give them interests in the merger that are somewhat different from, or in addition to, their interests as Pocahontas Bancorp stockholders.

Regulatory Approvals Required For the Merger (page 49)

We cannot complete the merger without the prior approval of the Board of Governors of the Federal Reserve System. IBERIABANK Corporation has filed the application required to obtain the necessary regulatory approval. We have received the required approval. Approval by the Board of Governors of the Federal Reserve System does not constitute an endorsement of the merger or a determination that the terms of the merger are fair to Pocahontas Bancorp stockholders.

Conditions to the Merger (page 49)

Completion of the merger depends on a number of conditions being satisfied or waived, including the following:

•	Pocahontas Bancorp stockholders must have adopted the merger agreement;

•	all required regulatory requirements have been attained, and all waiting periods required by law have expired; and

•	certain other conditions customary for agreements of this sort, such as the accuracy of representations and warranties and the compliance with all agreements.

We cannot be certain when, or if, the conditions to the merger will be satisfied or waived or whether or not the merger will be completed.

No Solicitation (page 50)

Pocahontas Bancorp has agreed, subject to certain limited exceptions, not to initiate discussions with another party regarding a business combination with such other party while the merger with IBERIABANK Corporation is pending.

Termination of the Merger Agreement (page 50)

IBERIABANK Corporation and Pocahontas Bancorp may mutually agree at any time to terminate the merger agreement without completing the merger, even if the Pocahontas Bancorp stockholders have approved it. Also, either party may decide, without the consent of the other party, to terminate the merger agreement under specified circumstances, including if the merger is not consummated by April 26, 2007, if the required regulatory approvals are not received or if the other party breaches its agreements.

Termination Fee (page 51)

If the merger is terminated pursuant to specified situations in the merger agreement (and Pocahontas Bancorp accepts a superior acquisition proposal), Pocahontas Bancorp may be required to pay a termination fee to IBERIABANK Corporation of $3.7 million. Pocahontas Bancorp agreed to this termination fee arrangement in order to induce IBERIABANK Corporation to enter into the merger agreement. The termination fee requirement may discourage other companies from trying or proposing to combine with Pocahontas Bancorp before the merger is completed.

Differences in Rights of Stockholders (page 55)

The rights of Pocahontas Bancorp stockholders after the merger who continue as IBERIABANK Corporation stockholders will be governed by Louisiana law and the articles of incorporation and bylaws of IBERIABANK Corporation rather than by Delaware law and the certificate of incorporation and bylaws of Pocahontas Bancorp.

SELECTED HISTORICAL FINANCIAL DATA FOR IBERIABANK CORPORATION,

POCAHONTAS BANCORP AND PULASKI INVESTMENT CORPORATION

IBERIABANK Corporation Selected Consolidated Historical Financial and Other Data

The following tables set forth selected consolidated historical financial and other data of IBERIABANK Corporation for the periods and at the dates indicated. The information in the tables is derived in part from, and should be read together with, the audited consolidated financial statements and notes thereto included in IBERIABANK Corporation’s Annual Report on Form 10-K for the year ended December 31, 2005, which is incorporated herein by reference. Financial data at September 30, 2006 and for the nine months ended September 30, 2006 and 2005 are derived from unaudited financial data included in IBERIABANK Corporation’s Quarterly Report on Form 10-Q for the three and nine months ended September 30, 2006, which is incorporated herein by reference. See “Where You Can Find More Information.” IBERIABANK Corporation believes that the interim financial data reflects all normal recurring adjustments necessary for a fair presentation of the results of operations and financial position for those periods. The results for the nine months ended September 30, 2006 are not necessarily indicative of the results that may be expected for the full year.

(dollars in thousands, except per share data)	September 30, 2006	December 31,
		2005	2004	2003	2002	2001
Balance Sheet Data
Total assets	$3,112,264	$2,852,592	$2,448,602	$2,115,811	$1,570,588	$1,426,825
Cash and cash equivalents	71,066	126,800	53,265	69,521	63,775	51,681
Loans receivable	2,173,484	1,918,516	1,650,626	1,412,349	1,044,492	956,015
Investment securities	600,657	572,582	566,955	479,622	368,122	321,907
Goodwill and acquisition intangibles	99,727	100,576	68,310	62,786	35,401	35,644
Deposit accounts	2,405,837	2,242,956	1,773,489	1,589,114	1,242,232	1,237,394
Borrowings	403,592	319,061	442,542	318,881	172,261	43,776
Shareholders’ equity	280,259	263,569	220,162	195,169	139,598	134,417

Book value per share (1)	$28.90	$27.60	$25.62	$23.43	$19.90	$18.42
Tangible book value per share (1) (2)	18.62	17.07	17.67	15.89	14.86	13.54

(dollars in thousands, except per share data)	For Nine Months Ended September 30,		Years Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
Income Statement Data
Interest income	$121,026	$99,513	$135,249	$108,610	$96,508	$87,552	$100,368
Interest expense	51,924	36,648	50,451	33,982	28,875	27,958	46,018

Net interest income	69,102	62,865	84,798	74,628	67,633	59,594	54,350
Provision for loan losses	(3,856)	16,444	17,069	4,041	6,300	6,197	5,046

Net interest income after provision for loan losses	72,958	46,421	67,729	70,587	61,333	53,397	49,304
Noninterest income	18,800	19,467	26,141	23,217	23,064	17,866	15,144
Noninterest expense	54,169	47,495	64,438	54,897	50,629	44,032	41,711

Income before income taxes	37,589	18,393	29,432	38,907	33,768	27,231	22,737
Income taxes	10,809	4,306	7,432	11,568	10,216	8,778	8,229

Net income	$26,780	$14,087	$22,000	$27,339	$23,552	$18,453	$14,508

Earnings per share—basic	$2.87	$1.54	$2.40	$3.26	$2.97	$2.61	$1.98
Earnings per share—diluted	2.70	1.44	2.24	3.01	2.74	2.42	1.89
Cash dividends per share	0.90	0.72	1.00	0.85	0.72	0.61	0.56

	At or For Nine Months Ended September 30,		At or For the Years Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
Key Ratios (3)
Return on average assets	1.21%	0.70%	0.81%	1.17%	1.20%	1.26%	1.02%
Return on average equity	13.24	7.19	8.41	12.98	13.05	13.12	10.83
Return on average tangible equity (2)	21.45	11.95	13.96	19.52	19.57	17.78	17.51
Equity to assets at end of period	9.00	9.29	9.24	8.99	9.22	8.89	9.42
Earning assets to interest-bearing liabilities	116.02	114.25	114.92	112.82	113.87	116.35	116.83
Interest rate spread (4)	3.09	3.24	3.23	3.40	3.67	4.19	3.54
Net interest margin (4) (5)	3.50	3.52	3.54	3.60	3.89	4.53	4.12
Noninterest expense to average assets	2.45	2.35	2.37	2.35	2.58	3.01	2.94
Efficiency ratio (6)	61.62	57.69	58.08	56.11	55.82	56.85	60.02
Tangible efficiency ratio (2) (5)	58.39	54.46	54.85	53.16	52.96	55.03	55.03
Dividend payout ratio	32.55	49.04	43.56	26.55	25.37	23.68	28.71

Asset Quality Data
Nonperforming assets to total assets at end of period (7)	0.19	0.20	0.21	0.25	0.34	0.42	0.91
Allowance for loan losses to nonperforming loans at end of period (7)	710.77	751.06	659.29	355.17	355.92	301.64	159.86
Allowance for loan losses to total loans at end of period	1.56	2.03	1.98	1.22	1.29	1.25	1.16

Consolidated Capital Ratios
Tier 1 leverage capital ratio	7.63	7.45	7.65	7.63	7.50	7.62	6.95
Tier 1 risk-based capital ratio	10.16	10.56	10.70	11.13	10.94	10.66	9.96
Total risk-based capital ratio	11.41	11.82	11.96	12.36	12.20	11.89	11.09

(1)	Shares used for book value purposes exclude shares held in treasury and unreleased shares held by the IBERIABANK Corporation Employee Stock Ownership Plan at the end of the period.
(2)	Tangible calculations eliminate the effect of goodwill and acquisition related intangible assets and the corresponding amortization expense on a tax-effected basis where applicable.
(3)	With the exception of end-of-period ratios, all ratios are based on average daily balances during the respective periods. Ratios for the nine months ended September 30, 2006 and 2005 are annualized.
(4)	Interest rate spread represents the difference between the weighted average yield on earning assets and the weighted average cost of interest-bearing liabilities. Net interest margin represents net interest income as a percentage of average earning assets.
(5)	Fully taxable equivalent calculations include the tax benefit associated with related income sources that are tax-exempt using a marginal tax rate of 35%.
(6)	The efficiency ratio represents noninterest expense as a percentage of total revenues. Total revenues is the sum of net interest income and noninterest income.
(7)	Nonperforming loans consist of nonaccruing loans and loans 90 days or more past due. Nonperforming assets consist of nonperforming loans and repossessed assets.

Pocahontas Bancorp Selected Consolidated Historical Financial and Other Data

The following tables set forth selected consolidated historical financial and other data of Pocahontas Bancorp for the periods and at the dates indicated. The information in the tables at September 30, 2006 and 2005 and for the years ended September 30, 2006, 2005 and 2004 is derived in part from, and should be read together with, the audited consolidated financial statements and notes thereto included in this proxy statement—prospectus. The information at September 30, 2004, 2003 and 2002 and for the years ended September 30, 2003 and 2002 was derived in part from audited consolidated financial statements which are not included or incorporated by reference in this proxy statement-prospectus.

(dollars in thousands, except per share data)	September 30,
	2006	2005	2004	2003	2002
Balance Sheet Data
Total assets	$738,454	$741,264	$719,908	$763,488	$617,016
Cash and cash equivalents	23,825	23,411	35,218	22,020	34,037
Loans receivable, net, including loans held for sale	435,012	429,596	383,810	389,002	408,081
Investment securities	226,681	229,412	246,834	298,973	125,465
Goodwill and acquisition intangibles	13,198	14,171	15,145	16,728	17,932
Deposit accounts	557,788	514,044	491,079	586,092	520,032
Borrowings	104,398	148,645	153,897	100,694	22,137
Shareholders’ equity	52,956	52,368	52,501	52,997	47,493

Book value per share (1)	$11.41	$11.28	$11.31	$11.65	$10.85

(dollars in thousands, except per share data)	Years Ended September 30,
	2006	2005	2004	2003	2002
Income Statement Data
Interest income	$39,182	$35,632	$36,080	$37,044	$34,107
Interest expense	24,131	18,942	16,658	19,241	17,200

Net interest income	15,051	16,690	19,422	17,803	16,907
Provision for loan losses	845	525	3,900	2,595	900

Net interest income after provision for loan losses	14,206	16,165	15,522	15,208	16,007
Noninterest income	5,022	5,676	5,672	10,552	5,196
Noninterest expense	17,104	17,505	16,274	18,079	14,780

Income before income taxes	2,124	4,336	4,920	7,681	6,423
Income taxes	(90)	1,097	1,463	2,387	2,188

Net income	$2,214	$3,239	$3,457	$5,294	$4,235

Earnings per share—basic	$0.49	$0.72	$0.77	$1.22	$0.96
Earnings per share—diluted	0.48	0.71	0.75	1.20	0.96
Cash dividends per share	0.32	0.32	0.32	0.32	0.29

	At or For the Years Ended September 30,
	2006	2005	2004	2003	2002
Key Ratios (2)
Return on average assets	0.30%	0.44%	0.47%	0.77%	0.80%
Return on average equity	4.24	6.16	6.63	10.72	9.15
Earning assets to interest-bearing liabilities	98.72	96.80	98.24	97.74	99.27
Interest rate spread (3)	2.28	2.64	2.97	2.98	3.59
Net interest margin (3) (4)	2.23	2.55	2.93	2.91	3.56
Noninterest expense to average assets	2.31	2.38	2.22	2.64	2.79
Efficiency ratio (5)	88.96	80.15	76.79	70.18	69.86
Dividend payout ratio	67.10	44.41	41.74	26.43	29.95

Asset Quality Data
Nonperforming assets to total assets at end of period (6)	0.29	0.58	0.74	0.85	0.80
Allowance for loan losses to nonperforming loans at end of period (6)	145.41	81.53	80.69	72.51	100.69
Allowance for loan losses to total loans at end of period	0.67	0.73	0.96	1.03	0.77

Bank Only Capital Ratios
Tangible/Core capital ratio	7.51	6.80	6.88	6.40	6.40
Tier 1 risk-based capital ratio	11.74	10.80	11.68	10.92	9.91
Total risk-based capital ratio	12.39	11.50	12.59	11.85	10.74

(1)	Shares used for book value purposes exclude shares held in treasury and unreleased shares held by the First Community Bank Amended and Restated 401(k) Savings and Employee Stock Ownership Plan at the end of the period.
(2)	With the exception of end-of-period ratios, all ratios are based on average daily balances during the respective periods.
(3)	Interest rate spread represents the difference between the weighted average yield on earning assets and the weighted average cost of interest-bearing liabilities. Net interest margin represents net interest income as a percentage of average earning assets.
(4)	Fully taxable equivalent calculations include the tax benefit associated with related income sources that are tax-exempt using a marginal tax rate of 35%.
(5)	The efficiency ratio represents noninterest expense as a percentage of total revenues. Total revenues is the sum of net interest income and noninterest income.
(6)	Nonperforming loans consist of nonaccruing loans and loans 90 days or more past due. Nonperforming assets consist of nonperforming loans and repossessed assets.

Pulaski Investment Corporation Selected Consolidated Historical Financial And Other Data

The following tables set forth selected consolidated historical financial and other data of Pulaski Investment Corporation for the periods and at the dates indicated. The information at December 31, 2005 and 2004 and for the years ended December 31, 2005, 2004 and 2003 is derived in part from and should be read together with the audited consolidated financial statements and notes thereto of Pulaski Investment Corporation included in this proxy statement—prospectus. The information at December 31, 2003, 2002 and 2001 and for the years ended December 31, 2002 and 2001 was derived in part from audited consolidated financial statements which are not included or incorporated by reference in this proxy statement-prospectus. The financial data at September 30, 2006 and for the nine months ended September 30, 2006 and 2005 are derived from unaudited financial data included in this proxy statement—prospectus. Pulaski Investment Corporation believes that the interim financial data reflects all normal recurring adjustments necessary for a fair presentation of the results of operations and financial position for those periods. The results for the nine months ended September 30, 2006 are not necessarily indicative of the results that may be expected for the full year.

(dollars in thousands, except per share data)	September 30, 2006	December 31,
		2005	2004	2003	2002	2001
Balance Sheet Data
Total assets	$503,413	$471,817	$419,286	$366,357	$368,514	$332,814
Cash and cash equivalents	22,623	28,117	18,114	21,110	23,095	16,970
Loans receivable, including loans held for sale	385,037	328,330	320,190	254,868	259,430	266,582
Investment securities	54,891	76,475	44,106	63,163	62,052	25,889
Goodwill	613	613	555	555	557	557
Deposit accounts	406,611	395,771	318,305	308,212	310,521	281,309
Borrowings	49,439	26,680	58,475	18,191	23,500	25,015
Shareholders’ equity	41,458	40,021	35,381	32,150	28,237	21,302
Book value per share	$17.00	$16.41	$14.50	$13.24	$11.63	$8.77
Tangible book value per share (1)	16.55	15.94	14.06	12.77	11.23	8.28

(dollars in thousands, except per share data)	For Nine Months Ended September 30,		Years Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
Income Statement Data
Interest income	$24,324	$20,126	$27,618	$21,846	$23,542	$23,371	$25,662
Interest expense	9,379	5,497	7,820	4,229	5,086	6,625	9,835

Net interest income	14,945	14,629	19,798	17,617	18,456	16,746	15,827
Provision for loan losses	299	903	1,783	838	720	400	1,310

Net interest income after provision for loan losses	14,646	13,726	18,015	16,779	17,736	16,346	14,517
Noninterest income	23,833	24,721	39,166	30,941	37,520	34,505	24,701
Noninterest expense	34,205	34,062	46,985	39,883	43,658	37,241	32,161

Income before income taxes	4,274	4,385	10,196	7,837	11,598	13,610	7,057
Income taxes	1,710	1,745	3,867	3,101	4,516	5,218	2,758

Net income	$2,564	$2,640	$6,329	$4,736	$7,082	$8,392	$4,299

Earnings per share—basic	$1.05	$1.08	$2.59	$1.95	$2.92	$3.46	$1.77
Earnings per share—diluted	1.05	1.08	2.59	1.95	2.92	3.46	1.77
Cash dividends per share	0.46	0.46	0.62	0.62	1.00	0.83	0.69

	At or For Nine Months Ended September 30,		At or For the Years Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
Key Ratios (2)
Return on average assets	0.69%	0.90%	1.41%	1.23%	1.86%	2.43%	1.39%
Return on average equity	8.39	9.75	17.49	14.13	22.34	32.10	21.32
Return on average tangible equity (1)	8.62	10.03	17.31	14.49	24.37	35.26	23.00
Equity to assets at end of period	8.24	7.89	8.48	8.44	8.78	7.66	6.40
Earning assets to interest-bearing liabilities	114.74	117.45	120.46	125.46	126.33	121.69	121.03
Interest rate spread (3)	3.97	4.59	4.60	4.80	4.85	4.93	5.03
Net interest margin (3) (4)	4.55	4.98	5.01	5.12	5.26	5.39	5.78
Noninterest expense to average assets	9.26	11.59	10.44	10.36	11.46	10.75	10.34
Efficiency ratio (5)	88.21	85.56	79.68	82.13	77.99	72.66	79.36
Tangible efficiency ratio (1) (4)	88.08	86.45	79.58	82.02	77.89	72.23	78.91
Dividend payout ratio	43.99	42.73	23.76	31.72	34.34	24.02	39.05

Asset Quality Data
Nonperforming assets to total assets at end of period (6)	0.75	0.19	0.32	0.15	0.11	0.15	0.78
Allowance for loan losses to nonperforming loans at end of period (6)	118.05	454.69	371.37	678.59	1,045.02	758.53	143.42
Allowance for loan losses to total loans at end of period	1.15	1.02	1.31	1.04	1.18	1.10	1.12

Consolidated Capital Ratios
Tier 1 leverage capital ratio	9.87	9.05	9.69	9.68	9.98	8.72	8.10
Tier 1 risk-based capital ratio	11.79	11.97	13.59	12.85	14.09	13.41	10.41
Total risk-based capital ratio	12.91	13.05	14.84	13.91	15.25	14.59	11.60

(1)	Tangible calculations eliminate the effect of goodwill and acquisition related intangible assets and the corresponding amortization expense on a tax-effected basis where applicable.
(2)	With the exception of end-of-period ratios, all ratios are based on average daily balances during the respective periods. Ratios for the nine months ended September 30, 2006 and 2005 are annualized.
(3)	Interest rate spread represents the difference between the weighted average yield on earning assets and the weighted average cost of interest-bearing liabilities. Net interest margin represents net interest income as a percentage of average earning assets.
(4)	Fully taxable equivalent calculations include the tax benefit associated with related income sources that are tax-exempt using a marginal tax rate of 35%.
(5)	The efficiency ratio represents noninterest expense as a percentage of total revenues. Total revenues is the sum of net interest income and noninterest income.
(6)	Nonperforming loans consist of nonaccruing loans and loans 90 days or more past due. Nonperforming assets consist of nonperforming loans and repossessed assets.

UNAUDITED PRO FORMA CONDENSED COMBINED

FINANCIAL INFORMATION

The following tables show information about the financial condition and operations of IBERIABANK Corporation after giving effect to the acquisition of Pocahontas Bancorp and Pulaski Investment Corporation, and the $30 million private placement of IBERIABANK Corporation common stock, the $15 million trust preferred securities offering and the $20 million in long-term borrowings to fund the cash portion of the Pulaski Investment Corporation acquisition. The preliminary unaudited pro forma condensed combined financial information shows the impact of the acquisitions as well as the securities offerings and borrowings on the combined balance sheets and the combined statements of income under the purchase method of accounting with IBERIABANK Corporation treated as the acquirer. Under this method of accounting, the assets and liabilities of Pocahontas Bancorp and Pulaski Investment Corporation are recorded by us at their estimated fair values as of the date the respective acquisitions are completed. The preliminary unaudited pro forma condensed combined balance sheets as of September 30, 2006 assume the acquisitions were completed on that date. The private placement of IBERIABANK Corporation common stock, the trust preferred securities offering and the long-term borrowings are included in the pro forma adjustments column for the Pulaski Investment Corporation acquisition. The preliminary unaudited pro forma income statements for the nine months ended September 30, 2006 and for the year ended December 31, 2005 were prepared assuming the acquisitions were completed on the first day of each respective period.

It is anticipated that Pocahontas Bancorp and Pulaski Investment Corporation will provide IBERIABANK Corporation with financial benefits such as expense efficiencies and revenue enhancements, among other factors, although no assurances can be given that such benefits will be fully achieved. These benefits have not been reflected in the preliminary unaudited pro forma financial information. As required, the preliminary unaudited pro forma condensed combined financial information includes adjustments, which give effect to events that are directly attributable to the transaction and factually supportable; as such, any planned adjustments affecting the balance sheet, income statement, or shares of common stock outstanding subsequent to the assumed acquisition completion date are not included. The preliminary unaudited pro forma condensed combined financial information is presented for illustrative purposes only and does not indicate the financial results of the combined companies had the companies actually been combined at the beginning of each period presented.

In addition, the allocation of the purchase price reflected in the preliminary pro forma condensed combined financial information is subject to adjustment. The preliminary purchase price allocation for the acquisitions will vary from the actual purchase price allocation that will be recorded upon the completion of the acquisitions based upon changes in the estimated fair value of the assets and liabilities acquired from Pocahontas Bancorp and Pulaski Investment Corporation. In addition, subsequent to the acquisition completion dates, there may be further refinements of the purchase price allocation as additional information becomes available.

The preliminary unaudited pro forma condensed combined financial information is derived from and should be read in conjunction with the historical consolidated financial statements and related notes, which are included elsewhere in this information statement-prospectus.

The acquisition of Pocahontas Bancorp is not contingent upon the completion of the acquisition of Pulaski Investment Corporation.

IBERIABANK CORPORATION, POCAHONTAS BANCORP, INC. AND

PULASKI INVESTMENT CORPORATION

Unaudited Pro Forma Condensed Combined Consolidated Statement of Financial Condition

As of September 30, 2006

(dollars in thousands)

	IBERIABANK Corporation	Pocahontas Bancorp	Pro Forma Adjustments		Pro Forma Combined Sub Total	Pulaski Investment Corporation	Pro Forma Adjustments		Pro Forma Combined
Assets
Cash and cash equivalents	$71,066	$23,825	$(5,037	)(j)	$89,854	$22,623	$(4,640	)(10)	$107,837
Securities available for sale, at fair value	576,634	93,561	—		670,195	54,741	(52,800	)(5)	672,136
Securities held to maturity	24,023	133,120	(2,933	)(e)	154,210	150	(3	)(5)	154,357
Mortgage loans held for sale	20,055	3,244	—		23,299	40,368	—		63,667
Loans, net	2,139,530	431,768	3,084	(b),(c),(d)	2,574,382	344,669	(2,383	)(2),(3),(4)	2,916,668
Premises and equipment, net	68,231	15,876	2,789	(a)	86,896	24,398	12,867	(1)	124,161
Goodwill	93,167	8,848	19,157	(m)	121,172	613	78,037	(13)	199,822
Other assets	119,558	28,212	8,020	(g),(l)	155,790	15,851	12,643	(7)	184,284

Total Assets	$3,112,264	$738,454	$25,080		$3,875,798	$503,413	$43,721		$4,422,932

Liabilities
Deposits	$2,405,837	$557,788	$(1,504	)(f)	$2,962,121	$406,611	$(530	)(6)	$3,368,202
Short-term borrowings	169,327	12,000	—		181,327	26,000	—		207,327
Long-term debt	234,265	109,381	215	(h)	343,861	23,439	(17,195	)(8),(12)	350,105
Other liabilities	22,576	6,329	3,745	(k)	32,650	5,905	8,067	(11)	46,622

Total Liabilities	2,832,005	685,498	2,456		3,519,959	461,955	(9,658)		3,972,256

Shareholders’ Equity
Common stock	11,802	76	1,215		13,093	610	1,054		14,757
Additional paid-in-capital	198,533	57,135	17,154		272,822	699	92,474		365,995
Retained earnings	168,169	24,784	(24,784)		168,169	40,569	(40,569)		168,169
Unearned compensation	(13,928)	(1,799)	1,799		(13,928)	—	—		(13,928)
Accumulated other comprehensive income	(6,335)	(2,837)	2,837		(6,335)	(420)	420		(6,335)
Treasury stock at cost	(77,982)	(24,403)	24,403		(77,982)	—	—		(77,982)

Total Shareholders’ Equity	280,259	52,956	22,624	(i)	355,839	41,458	53,379	(9)	450,676

Total Liabilities and Shareholders’ Equity	$3,112,264	$738,454	$25,080		$3,875,798	$503,413	$43,721		$4,422,932

IBERIABANK CORPORATION, POCAHONTAS BANCORP, INC. AND

PULASKI INVESTMENT CORPORATION

Unaudited Pro Forma Condensed Combined Consolidated Statement of Income

For the Nine Months ended September 30, 2006

(in thousands, except per share data)

	IBERIABANK Corporation	Pocahontas Bancorp	Pro Forma Adjustments		Pro Forma Combined Sub Total	Pulaski Investment Corporation	Pro Forma Adjustments		Pro Forma Combined
Interest and Dividend Income
Loans, including fees	$97,319	$21,871	$(1,376	)(b)	$117,814	$21,765	$491	(2)	$140,070
Investment securities	21,663	7,859	341	(e)	29,863	2,117	(2,126	)(5)	29,854
Other	2,044	—	—		2,044	442	—		2,486

Total interest and dividend income	121,026	29,730	(1,035)		149,721	24,324	(1,635)		172,410

Interest Expense
Deposits	41,218	13,276	735	(f),(g)	55,229	7,543	530	(6)	63,302
Borrowings	10,706	5,357	542	(h),(j)	16,605	1,836	(61	)(8),(10),(12)	18,380

Total interest expense	51,924	18,633	1,277		71,834	9,379	469		81,682

Net interest income	69,102	11,097	(2,312)		77,887	14,945	(2,104)		90,728
Provision for loan losses	(3,856)	845	—		(3,011)	299	—		(2,712)

Net interest income after provision for loan losses	72,958	10,252	(2,312)		80,898	14,646	(2,104)		93,440

Noninterest income	18,800	3,567	—		22,367	23,833	—		46,200
Noninterest expense	54,169	12,787	892	(a),(g)	67,848	34,205	1,173	(1),(7)	103,226

Income (loss) before income tax expense	37,589	1,032	(3,204)		35,417	4,274	(3,277)		36,414
Income tax expense (benefit)	10,809	(325)	(1,121	)(k)	9,363	1,710	(1,147	)(11)	9,926

Net Income (Loss)	$26,780	$1,357	$(2,083)		$26,054	$2,564	$(2,130)		$26,488

Earnings (loss) per share—basic	$2.87	$0.30			$2.45	$1.05			$2.16

Earnings (loss) per share—diluted	$2.70	$0.29			$2.32	$1.05			$2.06

Average shares outstanding	9,328	4,529	(3,238	)(n)	10,619	2,439	(775	)(14)	12,283
Average shares outstanding—diluted	9,919	4,598	(3,307	)(n)	11,210	2,439	(775	)(14)	12,874

IBERIABANK CORPORATION, POCAHONTAS BANCORP, INC. AND

PULASKI INVESTMENT CORPORATION

Unaudited Pro Forma Condensed Combined Consolidated Statement of Income

For the Year ended December 31, 2005, except as noted below (A)

(in thousands, except per share data)

	IBERIABANK Corporation	Pocahontas Bancorp (A)	Pro Forma Adjustments		Pro Forma Combined Sub Total	Pulaski Investment Corporation	Pro Forma Adjustments		Pro Forma Combined
Interest and Dividend Income
Loans, including fees	$109,201	$23,805	$(1,835	)(b)	$131,171	$25,854	$655	(2)	$157,680
Investment securities	24,192	11,827	454	(e)	36,473	1,243	(2,834	)(5)	34,882
Other	1,856	—	—		1,856	521	—		2,377

Total interest and dividend income	135,249	35,632	(1,381)		169,500	27,618	(2,179)		194,939

Interest Expense
Deposits	36,597	12,232	531	(f),(g)	49,360	6,058	530	(6)	55,948
Borrowings	13,854	6,710	759	(h),(j)	21,323	1,762	(82	)(8),(10),(12)	23,003

Total interest expense	50,451	18,942	1,290		70,683	7,820	448		78,951

Net interest income	84,798	16,690	(2,671)		98,817	19,798	(2,627)		115,988
Provision for loan losses	17,069	525	—		17,594	1,783	—		19,377

Net interest income after provision for loan losses	67,729	16,165	(2,671)		81,223	18,015	(2,627)		96,611

Noninterest income	26,141	5,676	—		31,817	39,166	—		70,983
Noninterest expense	64,438	17,505	1,189	(a),(g)	83,132	46,985	1,564	(1),(7)	131,681

Income (loss) before income tax expense	29,432	4,336	(3,860)		29,908	10,196	(4,191)		35,913
Income tax expense (benefit)	7,432	1,097	(1,351	)(k)	7,178	3,867	(1,467	)(11)	9,578

Net Income (Loss)	$22,000	$3,239	$(2,509)		$22,730	$6,329	$(2,724)		$26,335

Earnings (loss) per share—basic	$2.40	$0.72			$2.18	$2.59			$2.17

Earnings (loss) per share—diluted	$2.24	$0.71			$2.05	$2.59			$2.06

Average shares outstanding	9,155	4,492	(3,201	)(n)	10,446	2,444	(780	)(14)	12,110
Average shares outstanding—diluted	9,813	4,571	(3,280	)(n)	11,104	2,444	(780	)(14)	12,768

(A)	The Pocahontas Bancorp, Inc. historical numbers are for its fiscal year ended September 30, 2005.

Pocahontas Bancorp, Inc.

a)	Adjustment to fair value Pocahontas Bancorp’s fixed assets. The adjustment reflected, which totals $2.8 million, is based upon currently available fair value information. The adjustment will be depreciated over the estimated remaining life of the adjusted fixed assets using the straight-line method. The preliminary pro forma combined income statement impact of the adjustment resulted in pre-tax increases to depreciation expense of $0.1 million for both the nine months ended September 30, 2006 and the year ended December 31, 2005. The final adjustment may be significantly different.
b)	Adjustment to fair value Pocahontas Bancorp’s loan portfolio. The adjustment reflected, which totals $4.9 million, is based upon currently available fair value information. The adjustment will be recognized over the estimated remaining life of the loan portfolio using the effective yield method. The preliminary pro forma combined income statement impact of the adjustment resulted in pre-tax decreases to interest income of $1.4 million and $1.8 million for the nine months ended September 30, 2006 and the year ended December 31, 2005, respectively. The final adjustment may be significantly different.
c)	Adjustment to the allowance for loan losses for certain loans for which IBERIABANK Corporation’s plans for ultimate recovery differ from those of Pocahontas Bancorp. IBERIABANK Corporation intends to dispose of these loans through sales or other means. The adjustment, which totals $1.0 million, is based upon a partial review of the Pocahontas Bancorp loan portfolio. As IBERIABANK Corporation obtains additional information on the Pocahontas Bancorp loan portfolio, the final adjustment may be significantly different from the adjustment reflected herein.

d)	Adjustment to reflect the estimated discount on impaired loans of $0.8 million in accordance with AICPA Statement of Position 03-3. The final adjustment may be significantly different.
e)	Adjustment to recognize securities classified as held to maturity by Pocahontas Bancorp at fair value. The adjustment reflected which totals $2.9 million, is based upon currently available fair value information. The preliminary pro forma combined income statement impact of the adjustment resulted in pre-tax increases to interest income of $0.3 million and $0.5 million for the nine months ended September 30, 2006 and the year ended December 31, 2005, respectively. The final adjustment may be significantly different.
f)	Adjustment to fair value Pocahontas Bancorp’s interest-bearing deposits. The adjustment of $1.5 million will be recognized over the estimated remaining life of the respective deposits using the effective yield method. The preliminary pro forma combined income statement impact for the adjustment resulted in increases to interest expense of $1.5 million for both the nine months ended September 30, 2006 and the year ended December 31, 2005. The final adjustments may be significantly different.
g)	Adjustment to eliminate Pocahontas Bancorp’s historical core deposit intangibles and recognize core deposit intangibles of $10.8 million associated with the acquisition, and the related preliminary pro forma combined income statement impact resulting from the acquisition. Core deposit intangibles will be amortized over a ten-year period using the straight-line method. The preliminary pro forma combined income statement impact for the adjustment resulted in increases to other non-interest expense of $0.8 million and $1.1 million for the core deposit intangibles amortization for the nine months ended September 30, 2006 and the year ended December 31, 2005, respectively. The preliminary pro forma combined income statement impact for the adjustment also resulted in decreases to interest expense of $0.7 million and $1.0 million to eliminate the historical core deposit intangibles amortization for the nine months ended September 30, 2006 and the year ended December 31, 2005, respectively. The final adjustment may be significantly different.
h)	Adjustment to fair value Pocahontas Bancorp’s borrowings. The adjustment of $0.2 million will be recognized over the estimated remaining life of the respective borrowings using the effective yield method. The preliminary pro forma combined income statement impact for the adjustments resulted in increases to interest expense of $0.3 million and $0.5 million for the nine months ended September 30, 2006 and the year ended December 31, 2005, respectively. The final adjustment may be significantly different.
i)	Adjustment to eliminate Pocahontas Bancorp’s historical stockholders’ equity. The acquisition will result in the issuance of approximately 1.3 million shares of IBERIABANK Corporation common stock. The issuance of IBERIABANK Corporation common stock is recognized in the preliminary pro forma balance sheet at a value of $58.55 per share, which was the average closing price per share of IBERIABANK Corporation common stock for the five-day period surrounding the date the acquisition was announced.
j)	Adjustment to cash for acquisition related costs. Adjustment includes an estimated $1.3 million in costs related to investment banking, legal, and consulting fees to be incurred directly in connection with the acquisition and an estimated $3.7 million in costs related to change-in-control, stock option exercises and other agreements that existed prior to the acquisition consummation date. The preliminary pro forma combined income statement impact of the reduction in cash resulted in pre-tax increases to interest expense of $0.2 million and $0.3 million for the nine months ended September 30, 2006 and the year ended December 31, 2005, respectively, due to additional borrowings needed as a result of the cash payments. The final adjustments may be significantly different.
k)	Adjustment to recognize deferred tax liabilities at 35% resulting from the fair value adjustments in accordance with Statement of Financial Accounting Standard No. 109, “Accounting for Income Taxes,” (“SFAS 109”).
l)	Adjustment to recognize the cancellation of Pocahontas Bancorp’s ESOP. The adjustment reflected, which totals $1.5 million, is based upon currently available fair value information. The final adjustment may be significantly different.
m)	Adjustment to eliminate historical Pocahontas Bancorp’s goodwill and recognize goodwill resulting from the acquisition of $28.0 million. See purchase price allocation table in Note 3 for more information.
n)	The pro forma basic and diluted potential common shares for the incremental shares issued in connection with the Pocahontas Bancorp acquisition, assuming the transaction occurred at the beginning of the periods presented.

Pulaski Investment Corporation

1)	Adjustment to fair value Pulaski Investment Corporation’s fixed assets. The adjustment reflected, which totals $12.9 million, is based upon currently available fair value information. The adjustment will be depreciated over the estimated remaining life of the adjusted fixed assets using the straight-line method. The preliminary pro forma combined income statement impact of the adjustment resulted in pre-tax increases to depreciation expense of $0.2 million and $0.3 million for the nine months ended September 30, 2006 and the year ended December 31, 2005, respectively. The final adjustment may be significantly different.
2)	Adjustment to fair value Pulaski Investment Corporation’s loan portfolio. The adjustment reflected, which totals $1.3 million, is based upon currently available fair value information. The adjustment will be recognized over the estimated remaining life of the loan portfolio using the effective yield method. The preliminary pro forma combined income statement impact of the adjustment resulted in pre-tax increases to interest income of $0.5 million and $0.7 million for the nine months ended September 30, 2006 and the year ended December 31, 2005, respectively. The final adjustment may be significantly different.
3)	Adjustment to the allowance for loan losses for certain loans for which IBERIABANK Corporation’s plans for ultimate recovery differ from those of Pulaski Investment Corporation. IBERIABANK Corporation intends to dispose of these loans through sales or other means. The adjustment, which totals $0.5 million, is based upon a partial review of the Pulaski Investment Corporation loan portfolio. As IBERIABANK Corporation obtains additional information on the Pulaski Investment Corporation loan portfolio, the final adjustment may be significantly different from the adjustment reflected herein.
4)	Adjustment to reflect the estimated discount on impaired loans of $0.7 million in accordance with AICPA Statement of Position 03-3. The final adjustment may be significantly different.

5)	Adjustment to recognize securities classified as held to maturity by Pulaski Investment Corporation at fair value. The adjustment, which totals $3.0 thousand, is based upon currently available fair value information. Adjustments to securities also include the sale of $52.8 million of available for sale securities subsequent to the acquisition of Pocahontas Bancorp. The preliminary pro forma combined income statement impact of the sale of securities is a decrease in interest income of $2.1 million and $2.8 million for the nine months ended September 30, 2006 and the year ended December 31, 2005, respectively. The proceeds from the securities sale will be used to pay down Pocahontas Bancorp long-term debt. The final adjustment may be significantly different.
6)	Adjustment to fair value Pulaski Investment Corporation’s interest-bearing deposits. The adjustment of $0.5 million will be recognized over the estimated remaining life of the respective deposits using the effective yield method. The preliminary pro forma combined income statement impact for the adjustment resulted in increases to interest expense of $0.5 million for both the nine months ended September 30, 2006 and the year ended December 31, 2005. The final adjustments may be significantly different.
7)	Adjustment to recognize core deposit intangibles of $12.6 million associated with the acquisition, and the related preliminary pro forma combined income statement impact resulting from the acquisition. Core deposit intangibles will be amortized over a ten-year period using the straight-line method. The preliminary pro forma combined income statement impact for the adjustment resulted in increases to other non-interest expense of $0.9 million and $1.3 million for the core deposit intangibles amortization for the nine months ended September 30, 2006 and the year ended December 31, 2005, respectively. The final adjustment may be significantly different.
8)	Adjustment to fair value Pulaski Investment Corporation’s borrowings. The adjustment of $0.6 million will be recognized over the estimated remaining life of the respective borrowings using the effective yield method. The preliminary pro forma combined income statement impact for the adjustments resulted in increases to interest expense of $0.2 million for both the nine months ended September 30, 2006 and the year ended December 31, 2005. The final adjustments may be significantly different.
9)	Adjustment to eliminate Pulaski Investment Corporation’s historical stockholders’ equity. In addition to the cash consideration, the acquisition will result in the issuance of approximately 1.7 million shares of IBERIABANK Corporation common stock of which 0.6 million will be issued in the private placement. The issuance of IBERIABANK Corporation common stock in the acquisition is recognized in the preliminary pro forma balance sheets at a value of $61.00 per share, which was the closing price of IBERIABANK Corporation common stock on September 30, 2006. The issuance of IBERIABANK Corporation common stock under the private placement is recognized in the preliminary pro forma balance sheets at a value of $52.00. Of the assumed purchase price of $131.0 million, $30.0 million will be raised from the private placement. The final adjustment may be significantly different.
10)	Adjustment to cash consists of cash consideration of $65.0 million paid to complete the acquisition, cash received of $30.0 million in the private placement, cash received from the $15.0 million in trust preferred borrowing, cash received from $20.0 million of long-term borrowings, acquisition related costs of $0.5 million in costs related to investment banking, legal, and consulting fees to be incurred directly in connection with the acquisition, an estimated $2.7 million in after tax costs related to change-in-control and other agreements that exist prior to the acquisition consummation date and $1.5 million for private placement underwriting fees. The preliminary pro forma combined income statement impact of the reduction in cash resulted in pre-tax increases to interest expense of $0.1 million and $0.2 million for the nine months ended September 30, 2006 and the year ended December 31, 2005, respectively, due to additional borrowings needed as a result of the cash payments.
11)	Adjustment to recognize deferred tax liabilities at 35% resulting from the fair value adjustments in accordance with Statement of Financial Accounting Standard No. 109, “Accounting for Income Taxes,” (“SFAS 109”).
12)	Adjustment to recognize the $15.0 million trust preferred borrowings and $20.0 million of long-term borrowings undertaken to complete the acquisition as well as the reduction of $52.8 million in long-term debt resulting in the above-mentioned Pocahontas Bancorp available for sale securities sale. The adjustments resulted in pre-tax decreases to interest expense of $0.3 million and $0.5 million for the nine months ended September 30, 2006 and the year ended December 31, 2005, respectively.
13)	Adjustment to eliminate Pulaski Investment Corporation’s historical goodwill and recognize goodwill resulting from the acquisition of $79.0 million. See purchase price allocation table in Note 3 for more information.
14)	The pro forma basic and diluted potential common shares for the incremental shares issued in connection with the Pulaski Investment Corporation acquisition, assuming the transaction occurred at the beginning of the periods presented.

IBERIABANK CORPORATION, POCAHONTAS BANCORP, INC. AND

PULASKI INVESTMENT CORPORATION

NOTES TO PRELIMINARY UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL STATEMENTS

NOTE 1—BASIS OF PRELIMINARY PRO FORMA PRESENTATION

The acquisitions will be accounted for as acquisitions by IBERIABANK Corporation of Pocahontas Bancorp, Inc. and Pulaski Investment Corporation using the purchase method of accounting. Accordingly, the assets and liabilities of Pocahontas Bancorp and Pulaski Investment Corporation will be recorded at their respective fair values on the date the acquisitions are completed. The pro forma adjustments included herein are subject to change as additional information becomes available and as additional analyses are performed.

The final allocation of the purchase price will be determined after the acquisitions are completed and additional analyses are performed to determine the fair values of Pocahontas Bancorp’s and Pulaski Investment Corporation’s tangible and identifiable intangible assets and liabilities as of the dates the acquisitions are completed. Changes in the fair value of the net assets of Pocahontas Bancorp and Pulaski Investment Corporation as of the dates of the acquisitions will change the amount of purchase price allocable to excess purchase price. The further refinement of transaction costs will change the amount of excess purchase price recorded. The final adjustments may be materially different from the unaudited pro forma adjustments presented herein.

The pro forma financial information for the acquisitions is included only as of and for the nine months ended September 30, 2006, and for the year ended December 31, 2005. The unaudited pro forma information is not necessarily indicative of the results of operations or the combined financial position that would have resulted had the acquisitions been completed at the beginning of the applicable periods presented, nor is it necessarily indicative of the results of operations in future periods or the future financial position of the combined company. The historical data presented for Pocahontas Bancorp are for its fiscal year ended September 30, 2005 and for the nine months ended September 30, 2006.

NOTE 2—PURCHASE PRICES

The purchase price of Pocahontas Bancorp is based on exchanging 0.2781 shares of IBERIABANK Corporation common stock for each outstanding Pocahontas Bancorp share at the average closing price per share of IBERIABANK Corporation common stock for the five-day period surrounding the date the acquisition was announced.

The total market value of the IBERIABANK Corporation common stock to be issued in connection with the Pocahontas Bancorp acquisition is calculated as follows:

Pocahontas Bancorp, Inc. common shares outstanding on September 30, 2006	4,641,717
Exchange ratio	0.2781

IBKC common stock to be issued	1,290,861
Value of IBKC common stock	$58.55

Total market value of IBKC common stock to be issued	$75,579,912

The purchase price of Pulaski Investment Corporation is based on exchanging 0.2274 shares (fixed portion) of IBERIABANK Corporation common stock for each outstanding Pulaski Investment Corporation share at the closing price per share of IBERIABANK Corporation common stock on September 30, 2006, the date of the pro forma balance sheet, as well as issuing IBERIABANK Corporation common stock equal to $13.323 (variable portion) for each outstanding share of Pulaski Investment Corporation common stock.

Based upon values as of September 30, 2006, the total market value of the IBERIABANK Corporation common stock to be issued in connection with the Pulaski Investment Corporation acquisition is calculated as follows:

Pulaski Investment Corporation common shares outstanding on September 30, 2006	2,439,356
Exchange ratio (fixed portion)	0.2274
Exchange ratio (variable portion)	0.2184

IBKC common stock to be issued	1,087,489
Market price per share of IBKC common stock at September 30, 2006	$61.00

Total market value of IBKC common stock to be issued	$66,336,829

The actual value per share of IBERIABANK Corporation common stock cannot be determined until the date that the number of shares to be issued under the variable portion is fixed. In addition to the IBERIABANK Corporation common stock issued in connection with the Pulaski Investment Corporation acquisition, $65.0 million in cash will be paid to complete the acquisition.

In addition to the above market value of the IBERIABANK Corporation common stock to be issued in both acquisitions, the total purchase prices will include other direct acquisition costs of IBERIABANK Corporation, such as legal, investment banking and other professional fees.

NOTE 3—PRIVATE PLACEMENT

IBERIABANK Corporation intends to use the proceeds of $30 million it has received from the private placement (together with the proceeds from the sale of $15 million of trust preferred securities and $20 million of to-be-financed long-term debt) to fund the cash portion of its acquisition of Pulaski Investment Corporation. Pending this use, IBERIABANK Corporation may invest all or a portion of the net proceeds in short-term financial instruments. The proceeds are based on a sale price of $52.00 per share and 576,923 shares.

NOTE 4—PURCHASE PRICE ALLOCATIONS

The preliminary unaudited pro forma condensed combined financial statements reflect the following purchase price allocations for Pocahontas Bancorp and Pulaski Investment Corporation (in thousands):

Pocahontas Bancorp, Inc.
Historical net assets applicable to Pocahontas Bancorp Inc.’s common stock at September 30, 2006		$52,956
After tax merger related charges, severance payments and contract termination cost		(5,037)

Increase (decrease) to Pocahontas Bancorp Inc.’s net asset value at September 30, 2006 as a result of estimated fair value adjustments:
Investment securities	$(2,933)
Loans	3,084
Fixed assets	2,789
Core deposit intangibles	10,824
Other assets	1,546
Deposits	1,504
Borrowings	(215)
Deferred taxes on fair value adjustments	(3,745)

Net estimated fair value adjustments		12,854
Elimination of Pocahontas Bancorp Inc.’s existing intangibles		(13,198)

Total preliminary allocation of purchase price		47,575
Goodwill due to the merger		28,005

Total purchase price		$75,580

Pulaski Investment Corporation
Historical net assets applicable to Pulaski Investment Corporation’s common stock at September 30, 2006		$41,458
After tax merger related charges, severance payments and contract termination cost		(3,140)

Increase (decrease) to Pulaski Investment Corporation’s net asset value at September 30, 2006 as a result of estimated fair value adjustments:
Investment securities	$(3)
Loans	(2,383)
Fixed assets	12,867
Core deposit intangibles	12,643
Other assets	—
Deposits	530
Borrowings	(605)
Deferred taxes on fair value adjustments	(8,067)

Net estimated fair value adjustments		14,982
Elimination of Pulaski Investment Corporation’s existing intangibles		(613)

Total preliminary allocation of purchase price		52,687
Goodwill due to the merger		78,650

Total purchase price, including cash		$131,337

Comparative Pro Forma Per Share Data

The table below summarizes selected per share information about IBERIABANK Corporation, Pocahontas Bancorp and Pulaski Investment Corporation. The IBERIABANK Corporation per share information is presented on a pro forma basis to reflect the mergers with Pocahontas Bancorp and Pulaski Investment Corporation. The Pocahontas Bancorp per share information is presented both historically, and on a pro forma basis to reflect the merger.

The data in the table should be read together with the financial information and the financial statements of IBERIABANK Corporation, Pocahontas Bancorp and Pulaski Investment Corporation included elsewhere in this proxy statement-prospectus. The pro forma per common stock data is presented as an illustration only. The data do not necessarily indicate the combined financial position per share or combined results of operations per share that would have been reported if the merger had occurred when indicated, nor are the data a forecast of the combined financial position or combined results of operations for any future period. No pro forma adjustments have been included herein which reflect the potential effects of cost savings or synergies which may be obtained by combining the operations of IBERIABANK Corporation, Pocahontas Bancorp and Pulaski Investment Corporation or the costs of combining the companies and their operations.

As noted above, the acquisition of Pocahontas Bancorp is not contingent upon the completion of the acquisition of Pulaski Investment Corporation.

	Historical			Pro Forma
Per Share Data	IBERIABANK Corporation	Pocahontas Bancorp	Pulaski Investment Corporation	Pro Forma Combined	Pro Forma Per Equivalent Pocahontas Bancorp Share (0.2781 shares)
Net Income
Nine Months Ended September 30, 2006
Basic	$2.87	$0.30	$1.05	$2.16	$0.60
Diluted	2.70	0.29	1.05	2.06	0.57
Year Ended December 31, 2005 (1)
Basic	2.40	0.72	2.59	2.17	0.60
Diluted	2.24	0.71	2.59	2.06	0.57
Cash Dividends
Nine Months Ended September 30, 2006	0.90	0.24	0.46	0.90	0.25
Year Ended December 31, 2005 (1)	1.00	0.32	0.62	1.00	0.28
Shareholders’ Equity
Nine Months Ended September 30, 2006	28.90	11.41	17.00	35.62	9.91
Year Ended December 31, 2005 (1)	27.60	11.28	16.41	N/A	N/A

(1)	Pocahontas Bancorp historical data are for the year ended September 30, 2005.

The following table shows trading information for Pocahontas Bancorp common stock and IBERIABANK Corporation common stock on July 26, 2006 and December 28, 2006. July 26, 2006 was the last trading date before the parties announced the merger. December 28, 2006 is a recent date before this proxy statement-prospectus was finalized.

Date	IBERIABANK Corporation Common Stock	Pocahontas Bancorp Common Stock	Equivalent Value for Each Pocahontas Bancorp Share
July 26, 2006	$59.10	$12.35	$16.44
December 28, 2006	$60.44	$16.71	$16.81

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this proxy statement-prospectus, you should carefully consider the following risk factors in deciding whether to vote for adoption of the merger agreement.

Risks Related to the Merger

Because the market price of IBERIABANK Corporation common stock may fluctuate, you cannot be sure of the value of the merger consideration that you will receive.

Upon completion of the merger, shares of Pocahontas Bancorp common stock will be converted into merger consideration consisting of shares of IBERIABANK Corporation common stock pursuant to the terms of the merger agreement. The market value of the stock merger consideration may vary from the closing price of IBERIABANK Corporation common stock on the date we announced the merger, on the date that this proxy statement-prospectus was mailed to Pocahontas Bancorp stockholders, on the date of the special meeting of the Pocahontas Bancorp stockholders and on the date we complete the merger and thereafter. Any change in the market value of IBERIABANK Corporation common stock prior to completion of the merger will affect the value of the merger consideration that Pocahontas Bancorp stockholders will receive upon completion of the merger. Accordingly, at the time of the special meeting, Pocahontas Bancorp stockholders will not know or be able to calculate the market value of the merger consideration they would receive upon completion of the merger. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in IBERIABANK Corporation’s business, operations and prospects, and regulatory considerations. Many of these factors are beyond IBERIABANK Corporation’s control. You should obtain current market quotations for shares of IBERIABANK Corporation common stock and for shares of Pocahontas Bancorp common stock.

IBERIABANK Corporation may fail to realize the anticipated benefits of the merger.

The success of the merger will depend on, among other things, IBERIABANK Corporation’s ability to realize anticipated cost savings and revenue enhancements, to combine the businesses of IBERIABANK Corporation and Pocahontas Bancorp in a manner that does not materially disrupt the existing customer relationships of First Community Bank nor result in decreased revenues resulting from a material loss of customers. First Community Bank represents a new market area for IBERIABANK Corporation. If IBERIABANK Corporation is not able to successfully achieve these objectives, the anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected.

IBERIABANK Corporation and Pocahontas Bancorp have operated and, until the completion of the merger, will continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of Pocahontas Bancorp’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the ability of IBERIABANK Corporation to maintain relationships with Pocahontas Bancorp customers and employees or to achieve the anticipated benefits of the merger.

Pocahontas Bancorp directors and officers have interests in the merger besides those of a stockholder.

Pocahontas Bancorp’s directors and officers have various interests in the merger besides being Pocahontas Bancorp stockholders. These interests include:

•	the payment of certain severance benefits under existing employment agreements;

•	the payment of fees under various consulting agreements and non-compete agreements and bonuses following the closing date of the merger;

•	the right to receive the difference between $16.00 per share and the exercise price of unexercised stock options, including options for up to 147,331 shares of common stock held by Pocahontas Bancorp’s executive officers and directors;

•	the establishment of a new advisory board of First Community Bank, including the appointment of Messrs. Ralph P. Baltz and Bruce Burrow, each a director of Pocahontas Bancorp, to the executive committee of such advisory board, for which Messrs. Baltz and Burrow will each receive a fee of $50,000 per annum for a minimum of two years; and

•	the agreement by IBERIABANK Corporation to indemnify and to provide directors and officers insurance for Pocahontas Bancorp directors and officers.

Risks About IBERIABANK Corporation

(references to “our,” “we” or similar terms under this subheading refer to IBERIABANK Corporation)

Our recent growth and financial performance will be negatively impacted if we are unable to execute our growth strategy.

Our stated growth strategy is to grow through organic growth and supplement that growth with select acquisitions. Over the last few years we have continued to fill out our Louisiana franchise by adding de novo branches in attractive markets where we believe we have a competitive advantage and will continue to do so. Most recently, in the wake of Hurricanes Rita and Katrina, we have implemented a branch expansion initiative whereby we have opened seven low-cost modular banking offices in various southern Louisiana communities. Our success depends primarily on generating loans and deposits of acceptable risk and expense. There can be no assurances that we will be successful in continuing our organic, or internal, growth strategy, however, since it depends upon economic conditions, our ability to identify appropriate markets for expansion, our ability to recruit and retain qualified personnel, our ability to fund growth at reasonable cost, sufficient capital, competitive factors, banking laws, and other factors described in this prospectus.

Supplementing our internal growth through acquisitions is an important part of our strategic focus. Since 1995, approximately half of our asset growth has been through acquisitions, or external growth. Our acquisition efforts focus on select markets and targeted entities in Louisiana and most recently in selected markets we consider to be contiguous, or natural extensions, to our current markets including Arkansas where we currently have pending acquisitions of Pocahontas Bancorp and Pulaski Investment Corporation. As consolidation of the banking industry continues, the competition for suitable acquisition candidates may increase. We compete with other banking companies for acquisition opportunities, and many of these competitors have greater financial resources than we do and may be able to pay more for an acquisition than we are able or willing to pay. We also may need additional debt or equity financing in the future to fund acquisitions. We may not be able to obtain additional financing or, if available, it may not be in amounts and on terms acceptable to us. Our issuance of additional securities will dilute your equity interest in us and may have a dilutive effect on our earnings per share. If we are unable to locate suitable acquisition candidates willing to sell on terms acceptable to us, or we are otherwise unable to obtain additional debt or equity financing necessary for us to continue making acquisitions, we would be required to find other methods to grow our business and we may not grow at the same rate we have in the past, or at all.

We cannot be certain as to our ability to manage increased levels of assets and liabilities without increased expenses and higher levels of non performing assets. We may be required to make additional investments in equipment and personnel to manage higher asset levels and loan balances, which may adversely affect earnings, shareholder returns, and our efficiency ratio. Increases in operating expenses or nonperforming assets may decrease our earnings and the value of our common stock.

Acquisitions or mergers entail risks which could negatively affect our operations.

Acquisitions and mergers, particularly the integration of companies that have previously been operated separately, involves a number of risks, including, but not limited to:

•	the time and costs associated with identifying and evaluating potential acquisition or merger partners;

•	difficulties in assimilating operations of the acquired institution and implementing uniform standards, controls, procedures and policies;

•	exposure to asset quality problems of the acquired institution;

•	our ability to finance an acquisition and maintain adequate regulatory capital;

•	diversion of management’s attention from the management of daily operations;

•	risks and expenses of entering new geographic markets;

•	potential significant loss of depositors or loan customers from the acquired institution;

•	loss of key employees of the acquired institution; and

•	exposure to undisclosed or unknown liabilities of an acquired institution.

Any of these acquisition risks could result in unexpected losses or expenses and thereby reduce the expected benefits of the acquisition. Also, we may issue equity securities, including common stock and securities convertible into common stock in connection with future acquisitions, which could cause ownership and economic dilution to our current shareholders. Prior to the completion of the pending acquisitions, we, Pocahontas Bancorp and Pulaski Investment Corporation operated as separate entities. Our failure to successfully integrate these and future acquisitions and manage our growth could adversely affect our business, results of operations, financial condition and future prospects.

Like most banking organizations, our business is highly susceptible to credit risk.

As a lender, we are exposed to the risk that our customers will be unable to repay their loans according to their terms and that the collateral securing the payment of their loans (if any) may not be sufficient to assure repayment. Credit losses could have a material adverse effect on our operating results.

As of September 30, 2006, our total loan portfolio was approximately $2.1 billion or 68.8% of our total assets. The major components of our loan portfolio include 51.7% of commercial loans, both real estate and business, 23.5% of mortgage loans comprised primarily of residential 1-4 family mortgage loans, and 24.8% consumer loans. Consumer loans are primarily comprised of $233.3 million of home equity and $227.3 million of indirect automobile loans. Our credit risk with respect to our consumer installment loan portfolio and commercial loan portfolio relates principally to the general creditworthiness of individuals and businesses within our local market area. Our credit risk with respect to our residential and commercial real estate mortgage and construction loan portfolios relates principally to the general creditworthiness of individuals and businesses and the value of real estate serving as security for the repayment of the loans. A related risk in connection with loans secured by commercial real estate is the effect of unknown or unexpected environmental contamination, which could make the real estate effectively unmarketable or otherwise significantly reduce its value as security.

Our allowance for loan losses may not be sufficient to cover actual loan losses, which could adversely affect our earnings.

We maintain an allowance for loan losses in an attempt to cover loan losses inherent in our loan portfolio. Additional loan losses will likely occur in the future and may occur at a rate greater than we have experienced to date. In addition, due to the unprecedented devastation caused by Hurricanes Katrina and Rita in August and September 2005, respectively, we performed an extensive review of the loan portfolios impacted by these storms. As a result of this analysis, we recorded hurricane-related loan loss provisions of $12.8 million and $1.6 million for Hurricanes Katrina and Rita, respectively. In the second and third quarters of 2006 we reversed substantially all of the Hurricane Rita reserves and a portion of the Hurricane Katrina reserves. At September 30, 2006, the remaining reserves associated with Hurricane Katrina was approximately $9 million.

The determination of the allowance for loan losses, which represents management’s estimate of probable losses inherent in our credit portfolio, involves a high degree of judgment and complexity. Our policy is to establish reserves for estimated losses on delinquent and other problem loans when it is determined that losses are expected to be incurred on such loans. Management’s determination of the adequacy of the allowance is based on various factors, including an evaluation of the portfolio, past loss experience, current economic conditions, the volume and type of lending conducted by us, composition of the portfolio, the amount of our classified assets, seasoning of the loan portfolio, the status of past due principal and interest payments and other relevant factors. Changes in such estimates may have a significant impact on our financial statements. If our assumptions and judgments prove to be incorrect, our current allowance may not be sufficient and adjustments may be necessary to allow for different economic conditions or adverse developments in our loan portfolio. Federal and state regulators also periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize further loan charge-offs, based on judgments different than those of our management. Any increase in our allowance for loan losses could have an adverse effect on our operating results and financial condition.

Our loan portfolio is representative of a commercial bank. Commercial and commercial real estate loans generally are viewed as having more risk of default than residential real estate loans or other loans or investments. These types of loans also typically are larger than residential real estate loans and other consumer loans. Because the loan portfolio contains a significant number of commercial and commercial real estate loans with relatively large balances, the deterioration of a material amount of these loans may cause a significant increase in nonperforming assets. An increase in nonperforming loans could result in: a loss of earnings from these loans, an increase in the provision for loan losses or an increase in loan charge-offs, which could have an adverse impact on our results of operations and financial condition.

Changes in interest rates and other factors beyond our control may adversely affect our earnings and financial condition.

Our net income depends to a great extent upon the level of our net interest income. Changes in interest rates can increase or decrease net interest income and net income. Net interest income is the difference between the interest income we earn on loans, investments and other interest-earning assets, and the interest we pay on interest-bearing liabilities, such as deposits and borrowings. Net interest income is affected by changes in market interest rates, because different types of assets and liabilities may react differently, and at different times, to market interest rate changes. When interest-bearing liabilities mature or reprice more quickly than interest-earning assets in a period, an increase in market rates of interest could reduce net interest income. Similarly, when interest-earning assets mature or reprice more quickly than interest-bearing liabilities, falling interest rates could reduce net interest income.

Changes in market interest rates are affected by many factors beyond our control, including inflation, unemployment, the money supply, international events, and events in world financial markets. We attempt to manage our risk from changes in market interest rates by adjusting the rates, maturity, repricing, and balances of the different types of interest-earning assets and interest-bearing liabilities, but interest rate risk management techniques are not exact. As a result, a rapid increase or decrease in interest rates could have an adverse effect on our net interest margin and results of operations. Changes in the market interest rates for types of products and services in our markets also may vary significantly from location to location and over time based upon competition and local or regional economic factors.

Based on our interest rate risk model, as of September 30, 2006, the table below illustrates the impact of an immediate and sustained 100 and 200 basis point increase or decrease in interest rates on net interest income:

Shift in Interest Rates (in bps)	% Change in Projected Net Interest Income
+200	(1.8)%
+100	(0.9)
-100	1.9
-200	0.6

Management believes competitive deposit pricing pressures may make IBERIABANK Corporation slightly more liability sensitive than indicated by the model.

The impact of yield curve changes, as anticipated in the forward curve as of September 30, 2006, would approximate a 2.0% decrease in net interest income over the next 12 months. The computations of interest rate risk shown above do not necessarily include certain actions we may undertake to manage this risk in response to anticipated changes in interest rates. In addition, the results of our interest rate sensitivity simulation model depend upon a number of assumptions which may not prove to be accurate. There can be no assurance that we will be able to successfully manage our interest rate risk.

We rely heavily on our management and other key personnel, and the loss of key members may adversely affect our operations.

We are and will continue to be dependent upon the services of our executive management team. The unexpected loss of key senior managers, or the inability to recruit and retain qualified personnel in the future, could have an adverse effect on our business and financial condition.

Competition may decrease our growth or profits.

We compete for loans, deposits, and investment dollars with other banks and other financial institutions and enterprises, such as securities firms, insurance companies, savings associations, credit unions, mortgage brokers, and private lenders, many of which have substantially greater resources than ours. Credit unions have federal tax exemptions, which may allow them to offer lower rates on loans and higher rates on deposits than taxpaying financial institutions such as commercial banks. In addition, non-depository institution competitors are generally not subject to the extensive regulation applicable to institutions that offer federally insured deposits. Other institutions may have other competitive advantages in particular markets or may be willing to accept lower profit margins on certain products. These differences in resources, regulation, competitive advantages, and business strategy may decrease our net interest margin, may increase our operating costs, and may make it harder for us to compete profitably.

Changes in government regulations and legislation could limit our future performance and growth.

The banking industry is heavily regulated and we are subject to examinations, supervision and comprehensive regulation by various federal and state agencies. Our compliance with these regulations is costly and restricts certain of our activities. Banking regulations are primarily intended to protect the federal deposit insurance fund and depositors, not shareholders. The burden imposed by federal and state regulations puts banks at a competitive disadvantage compared to less regulated competitors such as finance companies, mortgage banking companies and leasing companies. Changes in the laws, regulations, and regulatory practices affecting the banking industry may increase our costs of doing business or otherwise adversely affect us and create competitive advantages for others. Regulations affecting banks and financial services companies undergo continuous change, and we cannot predict the ultimate effect of these changes, which could have a material adverse effect on our profitability or financial condition. Federal economic and monetary policies may also affect our ability to attract deposits and other funding sources, make loans and investments, and achieve satisfactory interest spreads.

The geographic concentration of our markets makes our business highly susceptible to local economic conditions.

Unlike larger banking organizations that are more geographically diversified, IBERIABANK branch offices are currently concentrated in 15 parishes in Louisiana, and upon completion of our pending acquisitions, will also include 11 counties in Arkansas, one county in Tennessee and one county in Oklahoma. As a result of this geographic concentration, our financial results depend largely upon economic conditions in these market areas. A deterioration in economic conditions in our market could result in one or more of the following:

•	an increase in loan delinquencies;

•	an increase in problem assets and foreclosures;

•	a decrease in the demand for our products and services; and

•	a decrease in the value of collateral for loans, especially real estate, in turn reducing customers’ borrowing power, the value of assets associated with problem loans and collateral coverage.

If we do not adjust to rapid changes in the financial services industry, our financial performance may suffer.

We face substantial competition for deposit, credit and trust relationships, as well as other sources of funding in the communities we serve. Competing providers include other banks, thrifts and trust companies, insurance companies, mortgage banking operations, credit unions, finance companies, money market funds and other financial and nonfinancial companies which may offer products functionally equivalent to those offered by us. Competing providers may have greater financial resources than we do and offer services within and outside the market areas we serve. In addition to this challenge of attracting and retaining customers for traditional banking services, our competitors now include securities dealers, brokers, mortgage bankers, investment advisors and finance and insurance companies who seek to offer one-stop financial services to their customers that may include services that financial institutions have not been able or allowed to offer to their customers in the past. The increasingly competitive environment is primarily a result of changes in regulation, changes in technology and product delivery systems and the accelerating pace of consolidation among financial service providers. If we are unable to adjust both to increased competition for traditional banking services and changing customer needs and preferences, our financial performance and your investment in our common stock could be adversely affected.

Hurricanes or other adverse weather events would negatively affect our local economies or disrupt our operations, which would have an adverse effect on our business or results of operations.

Like other coastal areas, some of our markets in Louisiana are susceptible to hurricanes and tropical storms. Such weather events can disrupt our operations, result in damage to our properties and negatively affect the local economies in which we operate. In August and September 2005, Hurricanes Katrina and Rita struck the Gulf Coast of Louisiana, Mississippi, Alabama and Texas and caused substantial damage to residential and commercial properties in our market areas. We cannot predict whether or to what extent damage that may be caused by future hurricanes will affect our operations or the economies in our market areas, but such weather events could result in a decline in loan originations, a decline in the value or destruction of properties securing our loans and an increase in the delinquencies, foreclosures and loan losses. Our business or results of operations may be adversely affected by these and other negative effects of hurricanes or tropical storms.

We cannot guarantee that we will pay dividends to stockholders in the future.

Cash available to pay dividends to our stockholders is derived primarily, if not entirely, from dividends paid to us from IBERIABANK, our bank subsidiary. In the future, our dividends may be derived from other bank subsidiaries which we may choose to operate separately from IBERIABANK. The ability of our subsidiary banks to pay dividends to us as well as our ability to pay dividends to our shareholders is limited by regulatory and legal restrictions and the need to maintain sufficient consolidated capital. We may also decide to limit the payment of dividends even when we have the legal ability to pay them in order to retain earnings for use in our business. Further, any lenders making loans to us may impose financial covenants that may be more restrictive than regulatory requirements with respect to the payment of dividends. For instance, we are prohibited from paying dividends on our common stock if the required payments on our subordinated debentures have not been made. There can be no assurance of whether or when we may pay dividends in the future.

The trading history of our common stock is characterized by low trading volume. The value of your investment may be subject to sudden decreases due to the volatility of the price of our common stock.

Our common stock trades on Nasdaq Global Market. Over the past three months, the average daily trading volume of our common stock was approximately 26,000 shares. We cannot predict the extent to which investor interest in us will lead to a more active trading market in our common stock or how much more liquid that market might become. A public trading market having the desired characteristics of depth, liquidity and orderliness depends upon the presence in the marketplace of willing buyers and sellers of our common stock at any given time, which presence is dependent upon the individual decisions of investors, over which we have no control.

The market price of our common stock may be highly volatile and subject to wide fluctuations in response to numerous factors, including, but not limited to, the factors discussed in other risk factors and the following:

•	actual or anticipated fluctuations in our operating results;

•	changes in interest rates;

•	changes in the legal or regulatory environment in which we operate;

•	press releases, announcements or publicity relating to us or our competitors or relating to trends in our industry;

•	changes in expectations as to our future financial performance, including financial estimates or recommendations by securities analysts and investors;

•	future sales of our common stock;

•	changes in economic conditions in our marketplace, general conditions in the U.S. economy, financial markets or the banking industry; and

•	other developments affecting our competitors or us.

These factors may adversely affect the trading price of our common stock, regardless of our actual operating performance, and could prevent you from selling your common stock at or above the public offering price. In addition, the stock markets, from time to time, experience extreme price and volume fluctuations that may be unrelated or disproportionate to the operating performance of companies. These broad fluctuations may adversely affect the market price of our common stock, regardless of our trading performance.

In the past, stockholders often have brought securities class action litigation against a company following periods of volatility in the market price of their securities. We may be the target of similar litigation in the future, which could result in substantial costs and divert management’s attention and resources.

We may issue additional securities, which could dilute your ownership percentage.

In many situations, our board of directors has the authority, without any vote of our stockholders, to issue shares of our authorized but unissued stock, including shares authorized and unissued under our stock option plans. In the future, we may issue additional securities, through public or private offerings, to raise additional capital or finance acquisitions. Moreover, to the extent that we issue restricted stock units, stock appreciation rights, options or warrants to purchase our common stock in the future and those stock appreciation rights, options or warrants are exercised or as the restricted stock units vest, our stockholders may experience further dilution. Any such issuance would dilute the ownership of current holders of our common stock.

POCAHONTAS BANCORP SPECIAL MEETING

Pocahontas Bancorp is mailing this proxy statement-prospectus to you as a Pocahontas Bancorp stockholder on or about January 3, 2007. With this document, Pocahontas Bancorp is sending you a notice of the Pocahontas Bancorp special meeting of stockholders and a form of proxy that is solicited by the Pocahontas Bancorp board of directors. The special meeting will be held on February 1, 2007 at 9:00 a.m., Arkansas time, at The Jonesboro Country Club located at 1408 E. Nettleton Avenue, Jonesboro, Arkansas.

Matters to be Considered

The purpose of the special meeting of stockholders is to vote on the adoption of the Agreement and Plan of Merger dated as of July 26, 2006, by and between Pocahontas Bancorp and IBERIABANK Corporation, pursuant to which Pocahontas Bancorp and First Community Bank will be acquired by IBERIABANK Corporation.

You may also be asked to vote upon a proposal to adjourn or postpone the special meeting of stockholders, if necessary. Pocahontas Bancorp could use any adjournment or postponement for the purpose, among others, of allowing additional time to solicit proxies in the event there are not sufficient votes at the time of the special meeting to approve the merger.

Proxy Card, Revocation of Proxy

You should complete and return the proxy card accompanying this document to ensure that your vote is counted at the special meeting of stockholders, regardless of whether you plan to attend. You can revoke your proxy at any time before the vote is taken at the special meeting by:

•	submitting written notice of revocation to the Secretary of Pocahontas Bancorp;

•	submitting a properly executed proxy bearing a later date before the special meeting of stockholders; or

•	voting in person at the special meeting of stockholders. However, simply attending the special meeting without voting will not revoke an earlier proxy.

If your shares are held in street name, you should follow the instructions of your broker regarding revocation of proxies.

All shares represented by valid proxies, and not revoked, will be voted in accordance with your instructions on the proxy card. If you sign your proxy card, but make no specification on the card as to how you want your shares voted, your proxy card will be voted “FOR” approval of the merger and “FOR” approval of the proposal to adjourn the special meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve the merger. The board of directors is presently unaware of any other matter that may be presented for action at the special meeting of stockholders. If any other matter does properly come before the special meeting, the board of directors intends that shares represented by properly submitted proxies will be voted, or not voted, by and at the discretion of the persons named as proxies on the proxy card. However, proxies that indicate a vote against approval of the merger agreement will not be voted in favor of adjourning or postponing the special meeting to solicit additional proxies.

Solicitation of Proxies

The cost of solicitation of proxies will be borne by Pocahontas Bancorp. Pocahontas Bancorp will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of common stock. Pocahontas Bancorp has retained Georgeson, Inc. to assist in the solicitation of proxies for a fee of $6,500, plus out-of-pocket expenses. In addition to solicitations by mail, our directors, officers and regular employees may solicit proxies personally or by telephone without additional compensation.

Record Date

The close of business on December 19, 2006, has been fixed as the record date for determining the Pocahontas Bancorp stockholders entitled to receive notice of and to vote at the special meeting of stockholders. At that time, 4,641,717 shares of Pocahontas Bancorp common stock were outstanding, and were held by approximately 630 holders of record.

Voting Rights, Quorum Requirements and Vote Required

The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares of Pocahontas Bancorp common stock entitled to vote is necessary to constitute a quorum at the special meeting of stockholders. Abstentions and broker non-votes will be counted for the purpose of determining whether a quorum is present but will not be counted as votes cast either for or against the merger agreement.

In accordance with the provisions of our certificate of incorporation, record holders of common stock who beneficially own, either directly or indirectly, in excess of 10% of the outstanding shares of common stock are not entitled or permitted to any vote with respect to the shares held in excess of this 10% limit. Pocahontas Bancorp’s certificate of incorporation authorizes its board of directors (i) to make all determinations necessary or desirable to implement and apply the 10% limit, including determining whether persons or entities are acting in concert, and (ii) to demand that any person who is reasonably believed to beneficially own common stock in excess of the 10% limit supply information to enable the board to implement and apply the 10% limit.

Employees who hold shares of Pocahontas Bancorp common stock in their accounts in the First Community Bank amended and restated 401(K) Savings and Employee Stock Ownership Plan will be given the right to direct the plan trustee with respect to the voting of shares allocated to their accounts. Subject to the satisfaction of applicable fiduciary requirements, unallocated plan shares, and allocated shares for which no voting directions are received, will be voted by the plan trustee for or against the merger agreement in the same proportions as participating employees vote the shares allocated to their accounts.

Adoption of the merger agreement requires the affirmative vote of the holders of a majority of the shares of Pocahontas Bancorp common stock issued and outstanding on the record date. Accordingly, a failure to vote will have the same effect as a vote against the merger agreement. Abstentions and broker non-votes also will have the same effect as a vote against the merger agreement. As of the record date, directors and executive officers of Pocahontas Bancorp beneficially owned 1,005,687 shares of Pocahontas Bancorp common stock entitled to vote at the special meeting of stockholders. This represents approximately 21.7% of the total votes entitled to be cast at the special meeting. All of the directors, and Mr. Brad Snyder, an executive officer, have entered into voting agreements pursuant to which they have agreed to vote “FOR” adoption of the merger agreement.

Approval of any proposal to adjourn or postpone the meeting, if necessary, for the purpose of soliciting additional proxies may be obtained by the affirmative vote of the holders of a majority of the shares present in person or by proxy, even if less than a quorum. Because approval of such adjournment is based on the affirmative vote of a majority of shares present in person or by proxy, abstentions will have the same effect as a vote against this proposal.

Recommendation of the Board of Directors

The Pocahontas Bancorp board of directors has unanimously approved the merger agreement and the transactions contemplated by the merger agreement. The board of directors believes that the merger agreement is fair to Pocahontas Bancorp stockholders and is in the best interest of Pocahontas Bancorp and its stockholders and recommends that you vote “FOR” the approval of the merger agreement. See “The Proposed Merger—Recommendation of the Pocahontas Bancorp Board of Directors and Reasons for the Merger.”

THE PROPOSED MERGER

(Proposal One)

The description of the merger and the merger agreement contained in this proxy statement-prospectus describes the material terms of the merger agreement, as amended; however, it does not purport to be complete. It is qualified in its entirety by reference to the merger agreement, as amended. We have attached a copy of the merger agreement, as amended, as Appendix A. References herein to the “merger agreement” include the amendment of the merger agreement as of November 21, 2006.

General

Pursuant to the merger agreement, Pocahontas Bancorp will merge into IBERIABANK Corporation, with IBERIABANK Corporation as the surviving entity. Each outstanding share of Pocahontas Bancorp common stock will be converted into the right to receive 0.2781 shares of IBERIABANK Corporation common stock. Cash will be paid in lieu of any fractional share of Pocahontas Bancorp common stock. See “Merger Consideration” below. As a result of the merger, the separate corporate existence of Pocahontas Bancorp will cease and IBERIABANK Corporation will succeed to all the rights and be responsible for all the obligations of Pocahontas Bancorp. In the merger, IBERIABANK Corporation will acquire all of the outstanding shares of common stock of First Community Bank. First Community Bank will operate as a subsidiary of IBERIABANK Corporation.

The Parties

IBERIABANK Corporation

IBERIABANK

IBERIABANK Corporation, a Louisiana corporation, is the bank holding company for IBERIABANK, a wholly owned Louisiana-chartered commercial bank subsidiary, both headquartered in Lafayette, Louisiana. The principal business of IBERIABANK Corporation is conducted through IBERIABANK. IBERIABANK operates 49 bank branch offices in its market areas including New Orleans, Baton Rouge, Shreveport, Monroe, and the Acadiana region of Louisiana. IBERIABANK provides a variety of financial services to individuals and businesses throughout its service area. Primary deposit products are checking, savings and certificate of deposit accounts and primary lending products are consumer, commercial and mortgage loans. IBERIABANK also offers discount brokerage services through a wholly owned subsidiary. IBERIABANK Corporation’s common stock trades on the NASDAQ Global Market under the symbol “IBKC.” At September 30, 2006, IBERIABANK Corporation had total assets of $3.1 billion, total deposits of $2.4 billion and stockholders’ equity of $280.3 million.

Other Pending Acquisition

On August 9, 2006, IBERIABANK Corporation executed a definitive agreement to acquire Pulaski Investment Corporation, Little Rock, Arkansas. Pulaski Investment Corporation is the bank holding company for Pulaski Bank and Trust, an Arkansas banking corporation. IBERIABANK Corporation will issue shares of its common stock and pay cash in the amount of $65.0 million in exchange for the outstanding shares of capital stock of Pulaski Investment Corporation. Based on the terms of the merger agreement with Pulaski Investment Corporation, it is currently estimated that IBERIABANK Corporation will issue approximately 0.2274 shares (fixed portion) and 0.2264 shares (variable portion at October 31, 2006) of its common stock in exchange for each share of Pulaski Investment Corporation common stock, or approximately 1,106,980 shares of IBERIABANK Corporation common stock in the aggregate. Based on the closing price of IBERIABANK Corporation common stock at October 31, 2006, the transaction had an estimated total value of approximately $130.1 million. It is expected that the acquisition will be completed in early 2007.

To finance the cash portion of the Pulaski Investment Corporation acquisition consideration, IBERIABANK Corporation issued and sold $30 million in additional common equity, or 576,923 shares at $52.00 per share. In addition, IBERIABANK Corporation has issued and sold $15 million of subordinated debentures. It is expected that the remainder of the cash portion of the acquisition consideration ($20 million) will be financed through long-term debt.

The principal executive office of IBERIABANK Corporation is located at 200 West Congress Street, Lafayette, Louisiana 70501 and the telephone number is (337) 521-4003.

Pocahontas Bancorp

First Community Bank

Pocahontas Bancorp, a Delaware corporation, is the savings and loan holding company of First Community Bank, a federally chartered savings and loan association headquartered in Jonesboro, Arkansas. First Community Bank operates 21 branch offices in its market area consisting of Northwest Arkansas and Tulsa County Oklahoma. As of September 30, 2006, Pocahontas Bancorp had total assets of $738.5 million, total deposits of $557.8 million and stockholders’ equity of $53.0 million. Pocahontas Bancorp’s principal executive office is located at 1700 East Highland Drive, Jonesboro, Arkansas 72401, and the telephone number is (870) 802-1700.

Pocahontas Bancorp was organized in March 1998 to be the holding company for First Community Bank. First Community Bank’s deposits are insured by the Federal Deposit Insurance Corporation under the Deposit Insurance Fund. Pocahontas Bancorp is registered as a savings and loan holding company with the Office of Thrift Supervision. First Community Bank is primarily engaged in the business of originating single-family residential mortgage loans, commercial real estate loans and commercial business loans funded with deposits and Federal Home Loan Bank advances.

Pocahontas Bancorp was organized in conjunction with the mutual-to-stock conversion of First Community Bank’s majority stockholder, Pocahontas Bancorp, MHC, a federal mutual holding company, in March 1998. In this “second step” conversion, 3,570,750 shares of Pocahontas Bancorp’s common stock were sold in a subscription and community offering at $10.00 per share, and the outstanding common stock of First Community Bank was exchanged for Pocahontas Bancorp common stock at a ratio of 4.0245 to one.

See “Certain Information Concerning Pocahontas Bancorp,” “Pocahontas Bancorp—Management’s Discussion and Analysis of Financial Condition and Results of Operation” and “Pocahontas Bancorp–Audited Consolidated Financial Statements at September 30, 2006 and 2005 and for the three years in the Period Ended September 30, 2006.”

Merger Consideration

Under the terms of the merger agreement, each outstanding share of Pocahontas Bancorp common stock will be converted into the right to receive 0.2781 shares of IBERIABANK Corporation common stock. Instead of issuing any fractional shares of IBERIABANK Corporation common stock, each shareholder of Pocahontas Bancorp who would otherwise be entitled to a fractional share will receive a cash payment, without interest, equal to the fraction multiplied by $57.54, which is equal to the market value of a share of IBERIABANK Corporation common stock on June 30, 2006.

Pocahontas Bancorp Stockholders Will Receive 0.2781 Shares of IBERIABANK Corporation Common Stock for Each Pocahontas Bancorp Share

Upon completion of the merger, each share of Pocahontas Bancorp common stock will be converted into the right to receive 0.2781 shares of IBERIABANK Corporation common stock. However, certain shares will not be so converted. These shares include those held directly or indirectly by IBERIABANK Corporation and those held by Pocahontas Bancorp as treasury stock. They do not include shares held in a fiduciary capacity. Upon completion of the merger, these shares will be canceled and retired and no payment will be made for them.

Under the merger agreement, the exchange ratio is fixed and will not be adjusted based upon market value fluctuations in the price of IBERIABANK Corporation common stock. The exchange ratio was arrived at through arm’s-length negotiations between Pocahontas Bancorp and IBERIABANK Corporation. The merger agreement provides that, if IBERIABANK Corporation effects a stock dividend, reclassification, recapitalization, split, or combination of the shares of IBERIABANK Corporation common stock, an appropriate adjustment to the exchange ratio will be made.

The market price of IBERIABANK Corporation common stock will fluctuate. Because the number of shares of IBERIABANK Corporation common stock to be received by Pocahontas Bancorp’s stockholders in the merger is fixed, and because the market price of the IBERIABANK Corporation common stock will fluctuate, the value of the shares of IBERIABANK Corporation common stock that Pocahontas Bancorp stockholders would receive in the merger may increase or decrease prior to and after the merger. For further information concerning the market prices of IBERIABANK Corporation common stock and Pocahontas Bancorp common stock, see “Stock Trading and Dividend Information.” No assurance can be given as to what the market price of IBERIABANK Corporation common stock will do before or after the merger closes.

Based on the closing price of $60.44 per share of IBERIABANK Corporation common stock on December 28, 2006, each share of Pocahontas Bancorp common stock that is exchanged for IBERIABANK Corporation common stock would be converted into 0.2781 shares of IBERIABANK Corporation common stock having a value of $16.81. We cannot give you any assurance as to whether or when the merger will be completed, and you are advised to obtain current market quotations for IBERIABANK Corporation common stock.

Procedure for Exchanging Certificates

At or prior to the effective date, IBERIABANK Corporation will deposit with an exchange agent certificates representing the shares of IBERIABANK Corporation common stock and the estimated amount of cash to be paid in lieu of fractional shares of IBERIABANK Corporation common stock. The exchange agent will facilitate the payment of the merger consideration to the holders of certificates representing shares of Pocahontas Bancorp common stock.

On the effective date of the merger, each Pocahontas Bancorp stockholder will cease to have any rights as a stockholder of Pocahontas Bancorp, and his or her sole rights will be to receive IBERIABANK Corporation common stock, and cash in lieu of any fractional shares, into which his or her shares of Pocahontas Bancorp common stock have been converted pursuant to the merger agreement.

As soon as practicable after consummation of the merger agreement, but not later than 10 business days following the effective date, a letter of transmittal, together with instructions for the exchange of certificates representing shares of Pocahontas Bancorp common stock for the merger consideration, will be mailed to each person who was a stockholder of record of Pocahontas Bancorp on the effective date of the merger. Stockholders are requested not to send in their Pocahontas Bancorp common stock certificates until they have received a letter of transmittal and further written instructions. IBERIABANK Corporation common stock certificates and cash payments for fractional shares will be sent as promptly as practicable after receipt of a properly completed letter of transmittal accompanied by the appropriate Pocahontas Bancorp common stock certificates.

IBERIABANK Corporation, at its option, may decline to pay former stockholders of Pocahontas Bancorp who become holders of IBERIABANK Corporation common stock pursuant to the merger agreement any dividends or other distributions that may have become payable to holders of record of IBERIABANK Corporation common stock following the effective date until they have surrendered their certificates for Pocahontas Bancorp common stock.

If your Pocahontas Bancorp stock certificates have been lost, stolen or destroyed, you will have to prove your ownership of these certificates and that they were lost, stolen or destroyed before you receive any consideration for your shares. The exchange agent will send you instructions on how to provide evidence of ownership. You may be required to make an affidavit and post a bond in an amount sufficient to protect IBERIABANK Corporation against claims related to your common stock.

Treatment of Pocahontas Bancorp Stock Options

Immediately prior to the effective time of the merger, each option to purchase Pocahontas Bancorp common stock, whether or not vested or exercisable before the merger is completed, will be cancelled. As consideration for the cancellation, Pocahontas Bancorp will enter into an agreement with each option holder to make a cash payment immediately prior to completion of the merger equal to the difference between $16.00 and the exercise price of the options multiplied by the number of shares of Pocahontas Bancorp common stock subject to the stock options, less any required tax withholding.

Background of the Merger

In October 2005, the Pocahontas Bancorp board of directors held a board meeting at which it reviewed with management the current financial services environment and the strategic options potentially available to Pocahontas Bancorp, including strategies for continuing as an independent entity and strategies for undertaking a strategic business combination with another financial institution.

In November 2005, representatives of DD&F Consulting Group, a financial advisory firm headquartered in Little Rock, Arkansas, provided the Pocahontas Bancorp board with financial and other information relating to Pocahontas Bancorp. Management and DD&F Consulting Group also reviewed with the Pocahontas Bancorp board the current financial services environment, including continued consolidation, evolving trends in technology and increasing competition, and the potential impact of that environment on Pocahontas Bancorp’s business, performance, prospects and strategic options. Management discussed with the Pocahontas Bancorp board of directors the potential risks and benefits of various strategies. Among other things, the board noted that, as had previously been discussed by the board, size and diversification beyond a level it believed to be reasonably achievable by Pocahontas Bancorp on an independent basis was becoming increasingly important to continued success in the current financial services environment. Legal counsel reviewed with the board of directors their fiduciary duties and responsibilities in the event that the board decided to proceed with a possible sale of the company. At the conclusion of this meeting, the Pocahontas Bancorp board of directors preliminarily determined that a business combination with another financial institution was likely to present the best prospect for enhancing stockholder value, and authorized management to engage DD&F Consulting Group as its financial advisor, and authorized management and DD&F Consulting Group to make preliminary contacts with potential strategic partners. The board of directors also authorized management to retain RP Financial, LC, a financial advisory firm located in Arlington, Virginia, and independent of DD&F Consulting Group, to evaluate any offers received and to render a fairness opinion with respect thereto.

During November and December 2005, DD&F Consulting Group assisted Pocahontas Bancorp in compiling a confidential investor memorandum to distribute to potential acquirers. During December 2005, DD&F Consulting Group contacted 39 financial institutions to determine their level of interest in pursuing an acquisition of Pocahontas Bancorp. Eight of these potential acquirers expressed an interest in pursuing a possible business combination. Each of these potential acquirers was required to sign a confidentiality agreement, and was then provided with a copy of the confidential investor memorandum. Each of the potential acquirers was instructed that indications of interest were due by January 8, 2006. On January 18, 2006, IBERIABANK Corporation submitted its indication of interest proposing to acquire all of the outstanding stock of Pocahontas Bancorp for stock consideration worth $16.00 per share. None of the other potential acquirers expressed an interest in acquiring Pocahontas Bancorp. On behalf of Pocahontas Bancorp, DD&F Consulting Group spoke with IBERIABANK Corporation to clarify the terms and to discuss a due diligence schedule.

The Pocahontas Bancorp board met on February 8, 2006 to consider IBERIABANK Corporation’s indication of interest and to review an analysis of merger pricing of similar acquisition transactions prepared by RP Financial. The board adjourned the meeting and agreed to consider the IBERIABANK Corporation proposal and to take up the matter again at the next regular board meeting. At the board meeting on February 15, 2006, after detailed discussions, the board decided to pursue the possible transaction with IBERIABANK Corporation.

The board authorized management to permit a due diligence review of Pocahontas Bancorp and authorized management to continue discussions with IBERIABANK Corporation and to begin a due diligence review of IBERIABANK Corporation. The board also authorized management and Pocahontas’ legal counsel to proceed to negotiate the terms of the merger agreement. From late February to mid-April 2006, IBERIABANK Corporation conducted extensive due diligence of Pocahontas Bancorp, including on-site due diligence. In addition, Pocahontas Bancorp and its representatives conducted their due diligence review of IBERIABANK Corporation. Meetings and discussions were also held between the two institutions and their respective legal representatives to discuss other issues relating to the acquisition transaction. Legal counsel to IBERIABANK Corporation prepared an initial draft of the merger agreement, and during April, legal counsel to IBERIABANK Corporation and Pocahontas Bancorp negotiated the definitive merger agreement, and other related agreements with respect to the proposed merger. During the due diligence phase, IBERIABANK Corporation became concerned about potential environmental risks associated with previously foreclosed real estate which Pocahontas Bancorp had subsequently disposed of. As a result of those concerns, IBERIABANK Corporation notified Pocahontas Bancorp on May 11, 2006 that it was terminating negotiations unless the environmental issue was satisfactorily resolved.

In early July 2006, IBERIABANK Corporation indicated that, in view of progress in resolving the environmental issue, it was interested in reentering negotiations. IBERIABANK Corporation also indicated that it would be willing to offer $16.00 per share to be paid in IBERIABANK Corporation common stock with a fixed exchange ratio to be based upon IBERIABANK Corporation’s common stock price as of June 30, 2006, subject to the finalization of due diligence, further discussions regarding the potential terms of a transaction, negotiation of definitive transaction documentation, as appropriate, and board approvals.

At a July 5, 2006 special board meeting, representatives of DD&F Consulting Group and legal counsel updated the Pocahontas Bancorp board and reviewed the terms of IBERIABANK Corporation’s revised acquisition proposal. The board was advised of a proposed resolution of the environmental matter. On July 6, 2006, the board agreed to accept the terms of the revised acquisition proposal, subject to finalization of due diligence and the negotiation of the definitive agreement.

On July 26, 2006, the board of directors of Pocahontas Bancorp held a special meeting. Mr. Dwayne Powell, President and Chief Executive Officer, and other members of senior management, together with Pocahontas Bancorp’s financial and legal advisors, reviewed with the board of directors the terms of the proposed merger with IBERIABANK Corporation. Mr. Powell reported that the environmental matter had been resolved. Counsel and a representative of RP Financial also reviewed the history of the board’s actions taken up to the date of this board meeting, during which the board reviewed the company’s business plan as if they were to remain independent, and the negotiations with IBERIABANK Corporation’s counsel. Mr. Powell and other members of senior management, as well as representatives of RP Financial and counsel, also discussed with the board the results of their due diligence review of IBERIABANK Corporation.

In addition, a representative of RP Financial discussed a range of matters, including the matters set forth below under “—Opinion of Pocahontas Bancorp’ Financial Advisor.” Representatives of Luse Gorman Pomerenk & Schick, P.C. then reviewed the legal terms of the proposed merger and the related agreements. After this discussion, RP Financial rendered to the Pocahontas Bancorp board of directors its opinion that, as of the date of the board meeting and based upon and subject to the considerations described in its opinion, the proposed merger consideration was fair, from a financial point of view, to holders of Pocahontas Bancorp common stock.

After further discussion, and taking into consideration the factors described under “—Pocahontas Bancorp’ Reasons for the Merger; Recommendation of Pocahontas Bancorp’ Board of Directors,” the Pocahontas Bancorp board determined that the combined company would have better future prospects than Pocahontas Bancorp was likely to achieve on a stand-alone basis, and that the proposed merger with IBERIABANK Corporation presented the best opportunity for enhancing Pocahontas Bancorp stockholder value. Accordingly, the Pocahontas Bancorp board determined that the IBERIABANK Corporation transaction was advisable and in the best interests of Pocahontas Bancorp and its stockholders, and the Pocahontas Bancorp board unanimously approved the merger with IBERIABANK Corporation.

On July 26, 2006, the board of directors of IBERIABANK Corporation held a special meeting. IBERIABANK Corporation’s management and legal counsel reviewed the merger agreement and all related documents and the actions taken with respect to the proposed transaction. Following its presentation, IBERIABANK Corporation’s board approved the proposed transaction and the documents presented.

Following the approval of each company’s board of directors, the parties executed the merger agreement. The next day, the parties publicly announced the transaction by issuing a joint press release.

Pocahontas Bancorp’s Reasons for the Merger; Recommendation of Pocahontas Bancorp’s Board of Directors

The Pocahontas Bancorp board of directors reviewed and discussed the proposed merger with management and its financial and legal advisors in determining that the proposed merger is in the best interests of Pocahontas Bancorp and its stockholders. In reaching its conclusion to approve the merger agreement, the Pocahontas Bancorp board of directors considered a number of factors, including the following:

•	The fact that Pocahontas Bancorp stockholders will receive stock of IBERIABANK Corporation and thereby participate in any growth opportunities of the combined company.

•	Its understanding of the business, operations, financial condition, earnings and future prospects of Pocahontas Bancorp.

•	Its understanding of the business, operations, financial condition, earnings and future prospects of IBERIABANK Corporation, taking into account Pocahontas Bancorp’s due diligence investigation of IBERIABANK Corporation.

•	The current and prospective environments in which Pocahontas Bancorp and IBERIABANK Corporation operate, including national, regional and local economic conditions, the competitive environment for financial institutions generally and the trend toward consolidation in the financial services industry.

•	The review by the Pocahontas Bancorp board of directors with its legal and financial advisors of the structure of the merger and the financial and other terms of the merger agreement, including the exchange ratio offered by IBERIABANK Corporation.

•	The reports of Pocahontas Bancorp’s management and the financial presentation by RP Financial and DD&F Consulting Group to Pocahontas Bancorp’ board of directors concerning the operations, financial condition and prospects of IBERIABANK Corporation and the expected financial impact of the merger on the combined company, including pro forma assets, earnings, deposits and other financial metrics.

•	The likelihood that the regulatory approvals needed to complete the transaction would be obtained.

•	The historical and current market prices of shares of IBERIABANK Corporation common stock and shares of Pocahontas Bancorp common stock.

•	The opinion delivered to the Pocahontas Bancorp board of directors by RP Financial that, as of the date of the opinion and based upon and subject to the financial and other assumptions in its opinion, the merger consideration was fair, from a financial point of view, to holders of Pocahontas Bancorp common stock.

•	The benefits of increased liquidity that Pocahontas Bancorp stockholders would have as stockholders of IBERIABANK Corporation.

The Pocahontas Bancorp board of directors also considered potential risks associated with the merger in connection with its deliberation of the proposed transaction, including:

•	The challenges of combining the businesses, assets and workforces of the two companies, which could affect the post-merger success of the combined company, and the ability to achieve anticipated cost savings and other potential synergies.

•	That the fixed exchange ratio of the merger consideration would not adjust to compensate for changes in the stock price of IBERIABANK Corporation or Pocahontas Bancorp prior to completion of the merger.

•	The interests of Pocahontas Bancorp’s executive officers and directors with respect to the merger apart from their interests as holders of Pocahontas Bancorp common stock, and the risk that these interests might influence their decision with respect to the merger.

•	The risk that the terms of the merger agreement, including provisions relating to the payment of a termination fee under specified circumstances, although required by IBERIABANK Corporation as a condition to its willingness to enter into a merger agreement, could have the effect of discouraging other parties that might be interested in a transaction with Pocahontas Bancorp from proposing such a transaction.

The discussion of the information and factors considered by the Pocahontas Bancorp board of directors is not exhaustive, but includes all material factors considered by the Pocahontas Bancorp board of directors. In view of the wide variety of factors considered by the Pocahontas Bancorp board of directors in connection with its evaluation of the merger and the complexity of these matters, the board of directors did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. The Pocahontas Bancorp board of directors evaluated the factors described above, including asking questions of management and its legal and financial advisors, and reached consensus that the merger was in the best interests of Pocahontas Bancorp and its stockholders. In considering the factors described above, individual members of the Pocahontas Bancorp board of directors may have given different weights to different factors. The Pocahontas Bancorp board of directors considered these factors as a whole, and overall considered them to be favorable to, and to support its determination. It should be noted that this explanation of the Pocahontas Bancorp board of directors’ reasoning and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Special Note Regarding Forward-Looking Statements.”

The Pocahontas Bancorp board of directors determined that the merger, the merger agreement and the transactions contemplated thereby are advisable and in the best interests of Pocahontas Bancorp and its stockholders. The board of directors also determined that the merger agreement and the transactions contemplated thereby are consistent with, and in furtherance of, Pocahontas Bancorp’s business strategies. Accordingly, the board of directors unanimously approved the merger agreement and unanimously recommends that Pocahontas Bancorp stockholders vote “FOR” approval of the merger agreement.

Opinion of Pocahontas Bancorp’s Financial Advisor

Pocahontas Bancorp retained RP® Financial, LC. in April 2006 to provide certain financial advisory and fairness opinion services, including the issuance of an opinion with respect to the fairness of the merger consideration to be received from the financial point of view of the Pocahontas Bancorp shareholders in conjunction with the proposed merger with IBERIABANK Corporation. In engaging RP Financial for these services and requesting RP Financial’s opinion as to the fairness of the merger consideration to be received, the Pocahontas Bancorp Board did not give any special instructions to RP Financial, nor did it impose any limitations upon the scope of the investigation that RP Financial wished to conduct to enable it to give its opinion. RP Financial has delivered to Pocahontas Bancorp its written opinion, dated July 26, 2006, and its updated opinion for purposes of this proxy statement-prospectus, to the effect that, based upon and subject to the matters set forth therein, as of the date thereof, the merger consideration to be received in connection with the merger with IBERIABANK Corporation was fair to the Pocahontas Bancorp shareholders from a financial point of view. The opinion of RP Financial is directed toward the consideration to be received by Pocahontas Bancorp shareholders and does not constitute a recommendation to any Pocahontas Bancorp stockholder to vote in favor of approval of the merger agreement. A copy of the RP Financial opinion is set forth as Appendix B to this proxy statement-prospectus, and Pocahontas Bancorp shareholders should read it in its entirety. RP Financial has consented to the inclusion and description of its written opinion in this proxy statement-prospectus.

RP Financial was selected by Pocahontas Bancorp to act as its financial advisor because of RP Financial’s expertise in the valuation of businesses and their securities for a variety of purposes, including its expertise in connection with mergers and acquisitions of savings and loan associations, savings banks, savings and loan holding companies, commercial banks and commercial bank holding companies, including such transactions in the southeast and southwest regions of the United States. Pursuant to a letter agreement dated April 7, 2006 and executed by Pocahontas Bancorp on April 10, 2006 (the “Engagement Letter”), RP Financial estimates that it will receive from Pocahontas Bancorp total professional fees of approximately $85,000, of which $60,000 has been paid to date, plus reimbursement of certain out-of-pocket expenses, for its fairness opinion services in connection with the merger.

In addition, Pocahontas Bancorp has agreed to indemnify and hold harmless RP Financial, any affiliates of RP Financial, and the respective directors, officers, agents and employees of RP Financial or their successors and assigns who act for or on behalf of RP Financial in connection with the services called for under the engagement letter, from and against any and all losses, claims, damages and liabilities, including, but not limited to, all losses and expenses in connection with claims under the federal securities laws, actually incurred by RP Financial and attributable to: (i) any untrue statement of a material fact contained in the financial statements or other information furnished or otherwise provided by an authorized officer of Pocahontas Bancorp to RP Financial; (ii) the omission of a material fact from the financial statements or other information furnished or otherwise made available by an authorized officer of Pocahontas Bancorp to RP Financial, or (iii) any action or omission to act by Pocahontas Bancorp, or Pocahontas Bancorp’s respective officers, directors, employees or agents, which action or omission is willful. Notwithstanding the foregoing, Pocahontas Bancorp will be under no obligation to indemnify RP Financial hereunder if a court determines that RP Financial was negligent or acted in bad faith or willfully with respect to any actions or omissions of RP Financial related to a matter for which indemnification is sought.

In addition, if RP Financial is entitled to indemnification from Pocahontas Bancorp under the engagement letter, and in connection therewith incurs legal expenses in defending any legal action challenging the opinion of RP Financial where RP Financial is not negligent or otherwise at fault or is found by a court of law to be not negligent or otherwise at fault, Pocahontas Bancorp will indemnify RP Financial for all reasonable expenses.

In rendering this opinion, RP Financial reviewed the following material and/or conducted the following analyses:

•	the merger agreement, as reviewed and approved by the Pocahontas Bancorp Board and executed by Pocahontas Bancorp on July 26, 2006, including exhibits;

•	the proxy statement-prospectus for the proposed merger;

•	the following information for Pocahontas Bancorp and/or First Community Bank—(1) the annual audited financial statements for the fiscal years ended September 30, 2003, 2004 and 2005 included in the Annual Reports for the respective years; (2) the annual shareholder proxy statements for the last three fiscal years; (3) other securities filings; (4) shareholder, regulatory and internal financial and other reports through September 30, 2006; (5) the stock price history for the last three years; and (6) the current market pricing characteristics;

•

the following information for IBERIABANK Corporation, including its subsidiaries—(1) the annual audited financial statements for the fiscal years ended December 31, 2003, 2004 and 2005 included in the Annual Reports for the respective years; (2) the annual shareholder proxy statements for the last three fiscal years; (3) other securities filings; (4) shareholder, regulatory and internal financial and other reports through September 30, 2006; (5) the stock price history for the last three years; and (6) the current market pricing characteristics;

•	discussions with management of Pocahontas Bancorp and IBERIABANK Corporation regarding the past and current business, operations, financial condition, and future prospects for both institutions individually and on a merged basis;

•	an analysis of the pro forma value of alternative strategies for Pocahontas Bancorp as an independent institution;

•	the financial and market pricing characteristics of Pocahontas Bancorp and IBERIABANK Corporation relative to other regionally-based financial institutions that are publicly traded;

•	the competitive, economic and demographic characteristics nationally, regionally and in the local market area;

•	the potential impact of regulatory and legislative changes on savings and banking institutions;

•	the financial terms of other recently completed and pending acquisitions of savings associations with similar characteristics as Pocahontas Bancorp;

•	the projected present value benefit to holders of Pocahontas Bancorp common stock were Pocahontas Bancorp to remain independent and implement its current business plan;

•	IBERIABANK Corporation’s financial condition as of September 30, 2006 regarding the perceived financial ability to complete the merger from a cash and capital perspective;

•	the estimated pro forma financial impact of the merger to IBERIABANK Corporation, including the pro forma per share data and the pro forma pricing ratios based on IBERIABANK Corporation’s recent market prices, taking into consideration the potential merger adjustments and synergies as estimated by IBERIABANK Corporation;

•	the estimated pro forma impact of the pending acquisition of Pulaski Investment Corporation by IBERIABANK Corporation;

•	the prospective strategic benefits of the merger to Pocahontas Bancorp, including, but not limited to, expanded market area, enhanced delivery channels, increased stock liquidity, expanded management team, the opportunity to realize cost reductions and increased platform for future expansion; and,

•	the termination and walk-away provisions of the merger agreement.

In rendering its opinion, RP Financial relied, without independent verification, on the accuracy and completeness of the information concerning Pocahontas Bancorp and IBERIABANK Corporation furnished by the respective institutions to RP Financial for review for purposes of its opinion, as well as publicly-available information regarding other financial institutions and competitive, economic and demographic data. RP Financial further relied on the assurances of management of IBERIABANK Corporation and Pocahontas Bancorp that they were not aware of any facts or circumstances that would make any of such information inaccurate or misleading. RP Financial was not asked to, and did not, undertake an independent verification of any of such information and did not assume any such responsibility or liability for the accuracy or completeness thereof. Pocahontas Bancorp and IBERIABANK Corporation did not restrict RP Financial as to the material it was permitted to review. RP Financial did not perform or obtain any independent appraisals or evaluations of the assets and liabilities, the collateral securing the assets or the liabilities (contingent or otherwise) of IBERIABANK Corporation or Pocahontas Bancorp or the collectability of any such assets, nor was RP Financial furnished with any such evaluations or appraisals. RP Financial did not make an independent evaluation of the adequacy of the allowance for loan losses of IBERIABANK Corporation or Pocahontas Bancorp nor did RP Financial review any individual credit files relating to IBERIABANK Corporation or Pocahontas Bancorp.

With respect to such estimates and projections of transaction costs, expected cost savings and other synergies and other information prepared by and/or reviewed with IBERIABANK Corporation’s management and used by RP Financial in its analyses, RP Financial assumed, that such estimates reflected the best currently available estimates and judgments of IBERIABANK Corporation’s management of the respective future financial performances of IBERIABANK Corporation and Pocahontas Bancorp and RP Financial assumed that such performances would be achieved. RP Financial expresses no opinion as to such estimates or projections or the assumptions on which they are based.

RP Financial, with Pocahontas Bancorp’s consent, has relied upon the advice Pocahontas Bancorp received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the merger and other transactions contemplated by the merger agreement. In rendering its opinion, RP Financial assumed that, in the course of obtaining the necessary regulatory and governmental approvals for the proposed merger, no restriction would be imposed on IBERIABANK Corporation that would have a material adverse effect on the ability of the merger to be consummated as set forth in the merger agreement. RP Financial also assumed that there was no material change in IBERIABANK Corporation’s or Pocahontas Bancorp’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to RP Financial. RP Financial assumed in all respects material to the analyses, that all of the representations and warranties contained in the merger agreement and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements and that the conditions precedent in the merger agreement are not waived.

RP Financial’s opinion was based solely upon the information available to it and the economic, market and other circumstances as they existed as of July 26, 2006 and as of the date of this proxy statement-prospectus. Events occurring after the most recent date could materially affect the assumptions used in preparing the opinion. In connection with rendering its opinion dated July 26, 2006, and updated as of the date of this proxy statement-prospectus, RP Financial performed a variety of financial analyses that are summarized below. Although the evaluation of the fairness, from a financial point of view, of the merger consideration was to some extent subjective based on the experience and judgment of RP Financial and not merely the result of mathematical analyses of financial data, RP Financial relied, in part, on the financial analyses summarized below in its determinations. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analyses or summary description. RP Financial believes its analyses must be considered as a whole and that selecting portions of such analyses and factors considered by RP Financial without considering all such analyses and factors could create an incomplete view of the process underlying RP Financial’s opinion. In its analyses, RP Financial took into account its assessment of general business, market, monetary, financial and economic conditions, industry performance and other matters, many of which are beyond the control of Pocahontas Bancorp and IBERIABANK Corporation, as well as RP Financial’s experience in securities valuation, its knowledge of financial institutions, and its experience in similar transactions. With respect to the comparable transactions analysis described below, no public company utilized as a comparison is identical to Pocahontas Bancorp and such analyses necessarily involve complex considerations and judgments concerning the differences in financial and operating characteristics of the companies and other factors that could affect the acquisition values of the companies concerned. The analyses were prepared solely for purposes of RP Financial providing its opinion as to the fairness of the merger consideration, and they do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Any estimates contained in RP Financial’s analyses are not necessarily indicative of future results of values, which may be significantly more or less favorable than such estimates. None of the analyses performed by RP Financial was assigned a greater significance by RP Financial than any other.

Comparable Transactions Analysis. RP Financial compared the merger on the basis of the multiples or ratios of reported earnings, book value, tangible book value, assets, tangible book premium to core deposits, and control premium relative to the pre-announcement trading price of Pocahontas Bancorp with the same multiples or ratios to a group of selected comparable completed and pending thrift mergers and acquisitions. This group included pending and completed acquisitions of savings institutions and thrift holding companies in the United States, with assets between $250 million and $2.0 billion, with positive earnings, that were announced between January 1, 2005 and December 15, 2006, but excluding merger of equals transactions and those deals with limited or no available deal data.

RP Financial evaluated selected financial data immediately prior to the acquisition announcement and acquisition pricing multiples or ratios at announcement for the acquisition targets included in the comparable group and compared that data relative to the Pocahontas Bancorp financial data and pricing multiples or ratios at acquisition announcement based on the proposed merger with IBERIABANK Corporation. In conducting these comparative analyses, RP Financial considered the average, median, high and low data points of the comparable group to Pocahontas Bancorp.

In comparison to the comparable group averages and medians, Pocahontas Bancorp: maintained a higher level of assets; a lower ratio of equity-to-assets; a lower level of profitability relative to average assets; and a lower level of profitability relative to average equity. In each case, Pocahontas Bancorp’s financial ratios fell within the range of ratios of the thrifts included in the comparable group. Pocahontas Bancorp’s merger pricing ratio relative to trailing 12 month earnings through September 30, 2006 was 33 times, which was above the 25.2 times average and 23.5 times median price/earnings ratios of the comparable group. Pocahontas Bancorp’s merger pricing ratio relative to book value was 141.8%, which was below the 216.4% average and 199.4% median price/book ratios of the comparable group. Pocahontas Bancorp’s merger pricing ratio on a tangible book value basis was 188.8%, which was below the 238.5% average and 225.2% median price/tangible book ratios of the comparable group. Pocahontas Bancorp’s merger pricing ratio relative to assets was 10.2%, which was below the 18.5% average and 19.2 %median price/assets ratios of the comparable group. Pocahontas Bancorp’s merger pricing ratio on a tangible book value premium/core deposits basis was 8.7, which was below the 27.0% average and 19.0% median tangible book value/core deposit ratios of the comparable group. Pocahontas Bancorp’s merger control premium, based on the closing price the day prior to announcement, was 31.0%, which was below the control premium average of 32.0% and above the control premium median of 23.6% of the comparable group. In each case, Pocahontas Bancorp’s merger pricing ratios fell within the range of ratios of the comparable group.

Discounted Cash Flow (“DCF”) Analysis. Using the DCF analysis, RP Financial estimated the present value per share of future dividends and the terminal value to Pocahontas Bancorp’s current shareholders based on a continuation of Pocahontas Bancorp’s current operating strategy over a five-year period. RP Financial incorporated the following financial projection assumptions into the DCF analyses, which gave consideration to Pocahontas Bancorp’s strategic planning and financial simulations for fiscal years 2007, 2008 and 2009:

•	Annual asset growth of 5%;

•	Return on average assets (ROAA) ranging from 0.40% to 0.80%;

•	Dividend growth rate of 5% annually, based on an initial annual dividend of $0.32 per share;

•	Fifth year terminal value multipliers for tangible book value ranging from 1.5 times to 2.5 times.

The cash flows were then discounted to present value using a 14.74% discount rate based on the application of Capital Assets Pricing Model assuming a risk free rate of 4.60% and an equity risk premium of 10.14% based on historical information for lowest decile small capitalization stocks from Ibbotson Associates.

In applying these assumptions, RP Financial also considered the following:

•	Pocahontas Bancorp’s recent historical asset growth rate;

•	Pocahontas Bancorp’s unaudited fiscal 2006 earnings; and,

•	Pocahontas Bancorp’s current dividend policy.

The Pocahontas Bancorp merger consideration of $16.18 per share, based on IBERIABANK Corporation’s closing stock price of $58.18 on December 14, 2006, falls in the upper end of the range of the present values as determined by the DCF analyses. Specifically, the present values ranged from $10.44 to $16.58 per share.

Pro Forma Impact Analysis. Since the merger consideration consists of stock, RP Financial considered the estimated pro forma impact of the merger on IBERIABANK Corporation’s financial condition, operating results and stock pricing ratios. Specifically, RP Financial considered that the merger is anticipated to be accretive to

IBERIABANK Corporation’s book value per share and tangible book value per share; increase IBERIABANK Corporation’s market capitalization and shares outstanding; increase IBERIABANK Corporation’s stock liquidity; and be dilutive to IBERIABANK Corporation’s pro forma earnings per share in the first year of completing the merger, incorporating certain anticipated merger synergies and fair value adjustments to Pocahontas Bancorp’s assets and liabilities. In reaching its fairness opinion conclusion, RP Financial considered the slightly dilutive impact to IBERIABANK Corporation’s earnings per share to be offset by the accretive impact of the merger to IBERIABANK Corporation’s book value per share and tangible book value per share, as well as the positive impact of the merger to IBERIABANK Corporation’s market capitalization and stock liquidity.

Furthermore, RP Financial considered the increased size, increased competitive profile and expanded geographic footprint of IBERIABANK Corporation on a pro forma basis. RP Financial considered the pro forma impact of the merger on IBERIABANK Corporation’s per share data and pricing ratios based on IBERIABANK Corporation’s pre-announcement trading price relative to other publicly-traded financially comparable banks in the southwest and southeast United States. RP Financial also took into account IBERIABANK Corporation’s pending acquisition of Pulaski Investment Corporation of Little Rock, Arkansas, private placement of common stock, issuance of trust preferred securities and long-term borrowings added to complete the acquisition of Pulaski Investment Corporation and IBERIABANK Corporation’s strategic objectives following the merger. RP Financial also considered other benefits of the merger, including the potential for increased liquidity of the stock for Pocahontas Bancorp shareholders given IBERIABANK Corporation’s larger size, greater market capitalization and higher shares outstanding, the enhanced ability to pursue growth within the expanded market area, enhanced delivery systems for customers, and expanded management team. In comparing the pro forma impact of the merger, RP Financial also took into consideration that following the merger, Pocahontas Bancorp shareholders will hold stock in a larger, more actively traded commercial bank holding company.

As described above, RP Financial’s opinion and presentation to the Pocahontas Bancorp Board was one of many factors taken into consideration by the Pocahontas Bancorp Board in making its determination to approve the merger agreement. Although the foregoing summary describes the material components of the analyses presented by RP Financial to the board of directors of Pocahontas Bancorp on July 26, 2006, and updated as of the date of this proxy statement-prospectus in connection with its opinion as of those dates, it does not purport to be a complete description of all the analyses performed by RP Financial and is qualified by reference to the written opinion of RP Financial set forth as Appendix B, which Pocahontas Bancorp shareholders are urged to read in its entirety.

Employee Matters

The First Community Bank Amended and Restated 401(k) Savings and Employee Stock Ownership Plan (“KSOP”) will be terminated upon consummation of the merger. The KSOP loan will be paid in full and the remaining assets of the KSOP will be allocated and distributed to the KSOP participants upon receipt of a favorable determination letter from the IRS on the KSOP’s termination. Each individual who is an employee of First Community Bank as of the closing of the merger (whose employment is not specifically terminated upon the closing) will become an employee of IBERIABANK Corporation. In the event employee compensation or benefits as currently provided by Pocahontas Bancorp or First Community Bank are changed or terminated by IBERIABANK Corporation, IBERIABANK Corporation has agreed to provide compensation and benefits that are, in the aggregate, substantially similar to the compensation and benefits provided to similarly situated IBERIABANK Corporation or IBERIABANK employees.

All First Community Bank employees who become employees of IBERIABANK Corporation or IBERIABANK at the effective time will be given credit for service at First Community Bank for eligibility to participate in and the satisfaction of vesting requirements, satisfying any waiting periods, evidence of insurability requirements, seniority or the application of any pre-existing conditions limitations (but not for pension benefit accrual purposes) under IBERIABANK Corporation’s compensation and benefit plans. Any employee of Pocahontas Bancorp or First Community Bank who is terminated after the effective time of the merger and who does not receive a severance payment in connection with the merger will receive a severance payment as if he or she were an employee of IBERIABANK Corporation for the entire time he or she was employed by Pocahontas Bancorp or First Community Bank.

See “Interests of Directors and Executive Officers In the Merger” below for a discussion of employment agreements and certain other matters.

Interests of Directors and Executive Officers in the Merger

Our directors and executive officers have interests in the merger as individuals in addition to, or different from, their interests as shareholders of Pocahontas Bancorp, including, but not limited to, payments under their existing employment agreements, and indemnification and insurance coverage provided by IBERIABANK Corporation. Our board of directors was aware of these interests and considered them in its decision to approve the merger agreement. These interests are discussed below. The aggregate dollar value of all benefits to be received by each of Dwayne Powell and Brad Snider is $2,500,000 and $850,000, respectively.

Employment Agreements. Pocahontas Bancorp has entered into employment agreements with Dwayne Powell, President and Chief Executive Officer, and Brad Snider, Chief Operating Officer. IBERIABANK Corporation has agreed to honor the employment agreements with each executive.

In accordance with the terms of the employment agreements, Pocahontas Bancorp will pay $1,134,000 to Dwayne Powell, and $524,000 to Brad Snider, subject to applicable withholding taxes, in complete settlement and satisfaction of each executive’s rights under his employment agreement.

In connection with the execution of the merger agreement, Brad Snider has entered into an employment agreement with First Community Bank pursuant to which Mr. Snider has agreed to provide administrative and management services to First Community Bank commencing on the date of the merger and ending nine months thereafter. First Community Bank can extend the term of employment under the employment agreement for an additional period on or before each annual anniversary date of the merger. The employment agreement provides that Mr. Snider will be entitled to receive discretionary bonuses that may be paid by First Community Bank and will receive all benefits provided to permanent full-time employees of First Community Bank, including, among other things, disability pay, participation in stock benefit plans and other fringe benefits applicable to executive personnel, and will be reimbursed for all reasonable business expenses. For the nine month period covered by the employment agreement, Mr. Snider will be entitled to 75% of paid annual vacation leave, with credit given for prior service with First Community Bank, and 75% of annual sick leave as established by the board of directors.

In the event of Mr. Snider’s death during the term of the employment agreement, his estate will receive compensation due to Mr. Snider through the last day of the calendar month of his death. If Mr. Snider’s employment is terminated by First Community Bank without “just cause” (as defined in the employment agreement), he will receive his regular salary through the date of termination of the remaining term of the employment agreement, and First Community Bank will reimburse Mr. Snider for the cost of obtaining all health, life, disability, and other benefits which he would be eligible to receive through such date based on benefit levels being provided to Mr. Snider at the date of his termination of employment. First Community Bank can terminate Mr. Snider at any time for just cause, after which Mr. Snider will not be entitled to receive any compensation under the employment agreement. Mr. Snider may terminate employment with 60 days written notice in which case he will receive his compensation and vested rights up to the date of termination of employment.

Limited Agreement Not To Compete. In connection with the execution of the merger agreement, Mr. Powell entered into a limited agreement not to compete with IBERIABANK Corporation pursuant to which Mr. Powell has agreed not to compete with IBERIABANK Corporation for a period of twenty-four months commencing at the effective time of the merger in Tulsa County, Oklahoma, and in the following counties in the state of Arkansas: Craighead, Randolph, Jackson, Lawrence, Poinsett, Clay, Sharp and Greene county, as well as any other counties in the states of Oklahoma or Arkansas in which Mr. Powell regularly (a) makes contact with customers of First Community Bank, (b) conducts the business of First Community Bank, or (c) supervises the activities of employees of First Community Bank. Mr. Powell has also agreed that commencing at the effective time of the merger and for a period of two consecutive years thereafter, he will not (i) solicit with regard to hiring any individual who immediately prior to the effective time of the merger was a current employee of First

Community Bank, (ii) solicit, divert or entice away any customer of First Community Bank or otherwise disrupt a previous banking relationship between such person and First Community Bank, or (iii) solicit, induce or attempt to influence any person who has a business relationship with First Community Bank, or who is engaged in discussions to enter into a business relationship with First Community Bank, to discontinue, reduce or limit the extent of such relationship with First Community Bank. In consideration for Mr. Powell’s entering into the limited agreement not to compete, IBERIABANK Corporation will pay Mr. Powell an aggregate fee of $300,000, payable in monthly installments of $12,500, less applicable withholding taxes.

IBERIABANK Corporation has also entered into a limited agreement not to compete with Brad Snider pursuant to which Mr. Snider has agreed not to compete with IBERIABANK Corporation during his term of employment under his employment agreement with First Community Bank, in Tulsa County, Oklahoma, and in the following counties in the state of Arkansas: Craighead, Randolph, Jackson, Lawrence, Poinsett, Clay, Sharp and Greene county, as well as any other counties in the states of Oklahoma or Arkansas in which Mr. Snider regularly (a) makes contact with customers of First Community Bank, (b) conducts the business of First Community Bank, or (c) supervises the activities of employees of First Community Bank. Mr. Snider has also agreed that commencing at the effective time of the merger and during his term of employment under his employment agreement with First Community Bank, he will not (i) solicit with regard to hiring any individual who immediately prior to the effective time of the merger was a current employee of First Community Bank, (ii) solicit, divert or entice away any customer of First Community Bank or otherwise disrupt a previous banking relationship between such person and First Community Bank, or (iii) solicit, induce or attempt to influence any person who has a business relationship with First Community Bank, or who is engaged in discussions to enter into a business relationship with First Community Bank, to discontinue, reduce or limit the extent of such relationship with First Community Bank. IBERIABANK Corporation will not pay Mr. Snider any additional consideration for Mr. Snider’s entering into the limited agreement not to compete.

Consulting Agreement. In connection with the execution of the merger agreement, Mr. Powell also entered into a consulting agreement with First Community Bank pursuant to which Mr. Powell has agreed that for a period of twenty-four months commencing at the effective time of the merger, he will provide his personal advice and counsel to First Community Bank and its affiliates in connection with the business of banking and financial services, and such other consulting services as requested of him from time to time by First Community Bank. Mr. Powell has also agreed to be privately and publicly supportive of the merger, Pocahontas Bancorp, IBERIABANK Corporation, and First Community Bank, and their respective managements, and will not, directly or indirectly, make any negative comment or do any other thing that would cast aspersions or disparage such entities or their managements. In consideration for Mr. Powell’s entering into the consulting agreement, First Community Bank will pay Mr. Powell an aggregate fee of $300,000, payable in monthly installments of $12,500, less applicable withholding taxes, provided that Mr. Powell complies with all terms of the consulting agreement and limited agreement not to compete.

Bonus Payments. Pursuant to the merger agreement, prior to closing of the merger, Pocahontas Bancorp and Dwayne Powell will identify certain officers and key employees of Pocahontas Bancorp and First Community Bank who will be eligible to receive bonus payments subsequent to the effective time of the merger, which bonus payments will not exceed $475,000 in the aggregate. Within thirty days after the effective time of the merger, Mr. Powell will receive a bonus of $100,000, and within thirty days of conversion of First Community Bank’s processing system subsequent to the effective time of the merger, Mr. Powell will receive an additional bonus of $100,000.

Conversion of Stock Options. Under the terms of the merger agreement, all Pocahontas Bancorp options outstanding and unexercised immediately prior to the effective time will be converted into the right to receive cash in cancellation of such options. Each holder of an option as of the effective time will receive, in cancellation of such option, cash in an amount equal to the number of shares of Pocahontas Bancorp common stock covered by such option multiplied by the amount by which $16.00 exceeds the exercise price per share of Pocahontas Bancorp common stock under the option. At the time of execution of the merger agreement, Pocahontas Bancorp’s employees, executive officers, and directors held options to acquire 190,831 shares of Pocahontas

Bancorp common stock at exercise prices ranging from $6.44 to $9.00 per share. Each holder of such options will be required to execute an acknowledgment that the payment received by such holder is in full settlement of such holder’s rights under the respective options.

Upon completion of the merger, Messrs. Powell and Snider will receive cash payments of $560,000 and $161,000, respectively in cancellation of their options. Upon completion of the merger, Directors Ralph P. Baltz, Marcus Van Camp and N. Ray Campbell will each receive a cash payment of $112,000, in cancellation of their options.

Supplemental Retirement Income Agreements. Mr. Powell is a participant in the Supplemental Retirement Income Agreement for Dwayne Powell (“SERP”). The merger agreement provides that immediately prior to the closing of the merger, the SERP will be terminated and no further contributions will be required under the SERP. In connection with the termination of the SERP, Mr. Powell will be required to enter into a release acknowledging his forbearance of the receipt of any further contributions owed to him under the SERP and releasing Pocahontas Bancorp, First Community Bank, IBERIABANK Corporation and IBERIABANK from any further obligations thereunder.

Director Ralph P. Baltz is a participant in the Director Supplemental Retirement Income Agreement for Ralph P. Baltz (the “Director SERP”). The merger agreement provides that immediately prior to the closing of the merger, First Community Bank will make all remaining contributions required under the Director SERP due to the merger, and the Director SERP will be terminated. In connection with the termination of the SERP, Mr. Baltz will be required to enter into a release acknowledging that all amounts owed to him under the Director SERP have been paid, and releasing Pocahontas Bancorp, First Community Bank, IBERIABANK Corporation and IBERIABANK from any further obligations thereunder. Aggregate contributions to the Director SERP total approximately $529,000.

Directors’ Retirement Plan. Brad Snider is a participant in the North Arkansas Bancshares, Inc. Directors’ Retirement Plan (the “Director Retirement Plan”) assumed by First Community Bank with respect to amounts payable to Brad Snider. The merger agreement provides that immediately prior to the closing of the merger, the Director Retirement Plan will be terminated and all amounts owed to Mr. Snider thereunder will be paid by First Community Bank. In connection with the termination of the Director Retirement Plan, Mr. Snider will be required to enter into a release acknowledging that all amounts owed to him under the Director Retirement Plan have been paid and releasing Pocahontas Bancorp, First Community Bank, IBERIABANK Corporation and IBERIABANK from any further obligations thereunder. Aggregate benefits to Mr. Snider under the Director Retirement Plan total approximately $165,000, which consists of Pocahontas Bancorp common stock valued at approximately $161,000 that will be converted into shares of IBERIABANK Corporation common stock pursuant to the exchange ratio in the merger agreement, and cash of approximately $4,000.

Indemnification. Pursuant to the merger agreement, IBERIABANK Corporation has agreed that for a period of six years after the effective time of the merger, it will indemnify, defend and hold harmless each present and former director and officer of Pocahontas Bancorp or any of its subsidiaries against all losses, claims, damages, costs, expenses (including reasonable attorneys’ fees), liabilities or judgments or amounts that are paid in settlement of or in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, or administrative in which such officer or director is, or is threatened to be made, a party or witness, based in whole or in part on, or arising in whole or in part out of, the fact that such person is or was a director or officer of Pocahontas Bancorp, First Community Bank, or a subsidiary of Pocahontas Bancorp, if such claim pertains to any matter arising, existing or occurring before the effective time of the merger, regardless of whether such claim is asserted or claimed before, or after, the effective time of the merger.

Directors and Officers Insurance. IBERIABANK Corporation and First Community Bank have agreed that for a period of three years after the effective time of the merger they will, for total premiums not to exceed $315,000, maintain the current directors’ and officers’ liability insurance policy, provided that if the amount of annual premiums necessary to maintain or procure such coverage exceed $315,000, IBERIABANK Corporation shall maintain the most advantageous directors’ and officers’ insurance obtainable for an annual premium not to exceed $315,000.

Appointment to Advisory Board. Pursuant to the merger agreement, as of the effective time of the Merger, IBERIABANK Corporation will cause First Community Bank to establish an advisory board. Directors Ralph P. Baltz and Bruce Burrow will constitute the executive committee of such advisory board and will each receive a fee of $50,000 per annum for a minimum of two years service in such capacity.

Management and Operations After the Merger

Upon closing of the merger between Pocahontas Bancorp and IBERIABANK Corporation, the separate existence of Pocahontas Bancorp will cease. The directors and officers of IBERIABANK Corporation immediately prior to the merger will continue as directors and officers of IBERIABANK Corporation after the merger.

Under the terms of the merger agreement, the articles of incorporation and bylaws of IBERIABANK Corporation will be the articles of incorporation and bylaws of the combined entity which will retain the name of IBERIABANK Corporation. IBERIABANK Corporation, as the resulting entity, will continue to operate under the policies, practices and procedures currently in place. Upon completion of the merger, all assets and property owned by Pocahontas Bancorp will become immediately the property of IBERIABANK Corporation. IBERIABANK Corporation currently is considering whether to close any branches of First Community Bank subsequent to the merger. After the closing, the directors and officers of First Community Bank will consist of persons designated by IBERIABANK Corporation.

Effective Date of Merger

The parties expect that the merger will be effective in early 2007, or as soon as possible after the receipt of all regulatory and stockholder approvals, all regulatory waiting periods expire and all other conditions to the completion of the merger have been satisfied or waived. The merger will be legally completed by the filing of the merger agreement and/or a certificate of merger with the Louisiana Secretary of State and the Delaware Secretary of State. If the merger is not consummated by April 26, 2007, the merger agreement may be terminated by either Pocahontas Bancorp or IBERIABANK Corporation, except that if within this period required regulatory approval has not been obtained and the failure to close was not due to a material breach by IBERIABANK Corporation, the termination date may be extended by IBERIABANK Corporation up to July 26, 2007.

Conduct of Business Pending the Merger

The merger agreement contains various restrictions on the operations of Pocahontas Bancorp before the effective time of the merger. In general, the merger agreement obligates Pocahontas Bancorp to conduct its business in the usual, regular and ordinary course of business consistent with past practice. In addition, Pocahontas Bancorp has agreed that, except as expressly contemplated by the merger agreement or specified in a schedule to the merger agreement, without the prior written consent of IBERIABANK Corporation, it will not, among other things:

•	Amend its certificates of incorporation or by-laws;

•	Permit any lien or encumbrance on any share of capital stock held by it or by one of its subsidiaries;

•	Repurchase or acquire any shares of its capital stock;

•	Acquire direct or indirect control over any corporation or organization, other than in connection with, among other things, good faith foreclosures in the ordinary course of business;

•	Issue, sell, pledge, or otherwise dispose of any shares of its capital stock, any substantial part of its assets or earning power, or any asset other than in the ordinary course of business for reasonable and adequate consideration;

•	Incur any additional material debt obligation or other material obligation for borrowed money, except in the ordinary course of its business consistent with past practices;

•	Grant any increase in compensation or benefits to its officers or other employees, pay any bonus except as contemplated by the merger agreement, enter into any severance agreements with any of its directors or officers, grant any increase in compensation or other benefits to any of its present or former directors, or effect any change in retirement benefits;

•	Amend any existing employment, severance or similar contract, or enter into any new such contract;

•	Adopt any new employee benefit plan or make any material change to any existing employee benefit plan, other than any such change that is required by law or that is necessary or advisable to maintain the tax qualified status of any such plan;

•	Place on any of it assets any mortgage, lien, or other encumbrance, other than in the ordinary course of business consistent with past practices, or cancel any material indebtedness;

•	Charge off (except as may otherwise be required by law or by regulatory authorities or by GAAP consistently applied) any material credit, or make or enter into any commitments to make any credit which varies materially from its written credit policies, copies of which have been made available to IBERIABANK Corporation;

•	Reduce its reserve for loan losses below the amount recorded on its financial statements at December 31, 2005, except as may be required by law, regulatory authority or GAAP; or

•	Other than in the normal course of its banking business, enter into any contract or series of related contracts involving a payment of more than $5,000.

In addition to these covenants, the merger agreement contains various other customary covenants, including, among other things, access to information, each party’s efforts to cause its representations and warranties to be true and correct on the closing date; and each party’s agreement to use its reasonable best efforts to obtain all required covenants.

Representations and Warranties

The merger agreement contains a number of customary representations and warranties by IBERIABANK Corporation and Pocahontas Bancorp regarding aspects of their respective businesses, financial condition, structure and other facts pertinent to the merger that are customary for a transaction of this kind. They include, among other things:

•	the organization, existence, and corporate power and authority of each of the companies;

•	the capitalization of each of the companies;

•	the status of subsidiaries;

•	the corporate power and authority to consummate the merger;

•	the absence of conflicts with and violations of law;

•	the absence of any undisclosed liabilities;

•	the absence of adverse material litigation;

•	accuracy of reports and financial statements filed with the Securities and Exchange Commission;

•	the accuracy and completeness of the statements of fact made in the merger agreement;

•	the existence, performance and legal effect of certain contracts;

•	the filing of tax returns, payment of taxes and other tax matters by either party;

•	labor and employee benefit matters; and

•	compliance with applicable environmental laws by both parties.

All representations, warranties and covenants of the parties, other than the covenants in specified sections which relate to continuing matters, terminate upon the merger.

Conditions to the Merger

The respective obligations of IBERIABANK Corporation and Pocahontas Bancorp to complete the merger are subject to various conditions prior to the merger. The conditions include the following:

•	the accuracy of the representations and warranties of the parties set forth in the merger agreement subject to the standards set forth in the merger agreement;

•	the performance of all agreements and covenants required by the merger agreement to be performed prior to the closing of the merger;

•	the delivery of certain certificates of the chief executive officers and chief financial officers of Pocahontas Bancorp and IBERIABANK Corporation;

•	approval of the merger agreement by the shareholders of Pocahontas Bancorp;

•	the receipt of all required regulatory approvals or authorizations, provided that none of these approvals contain any non-standard condition which in the reasonable judgment of the board of directors of IBERIABANK Corporation so materially and adversely affects the transactions contemplated by the merger agreement so as to render inadvisable to consummation of the merger;

•	the absence of any proceeding to restrain or prohibit completion of any of the transactions contemplated by the merger agreement;

•	the registration statement of IBERIABANK Corporation of which this proxy statement-prospectus is a part must have become effective under the Securities Act of 1933;

•	neither Pocahontas Bancorp nor IBERIABANK Corporation shall have suffered a material adverse effect;

•	the receipt of standard legal opinions from counsel for Pocahontas Bancorp and IBERIABANK Corporation;

•	the receipt of a tax opinion by IBERIABANK Corporation and Pocahontas Bancorp to the effect that the merger will qualify as a tax-free reorganization under United States federal income tax laws;

•	the shares of IBERIABANK Corporation to be issued in the merger shall have been authorized for listing on the NASDAQ global market; and

•	obtaining any necessary third party consents.

The parties may waive conditions to their obligations unless they are legally prohibited from doing so. Stockholder approval and regulatory approvals may not be legally waived.

Regulatory Approvals Required for the Merger

General. Pocahontas Bancorp and IBERIABANK Corporation have agreed to use all reasonable efforts to obtain all permits, consents, approvals and authorizations of all third parties and governmental entities that are necessary or advisable to consummate the merger. This includes the approval of the Board of Governors of the Federal Reserve System. IBERIABANK Corporation has filed the application materials necessary to obtain these regulatory approvals, but such approvals have not been received as of the date of this proxy statement-prospectus. The merger cannot be completed without such approvals. IBERIABANK Corporation cannot assure that it will obtain the required regulatory approvals, when they will be received, or whether there will be conditions in the approvals or any litigation challenging the approvals. We also cannot assure that the United States Department of Justice or any state attorney general will not attempt to challenge the merger on antitrust grounds, or what the outcome will be if such a challenge is made.

We are not aware of any material governmental approvals or actions that are required prior to the merger other than those described below. We presently contemplate that we will seek any additional governmental approvals or actions that may be required in addition to those requests for approval currently pending; however, we cannot assure that we will obtain any such additional approvals or actions.

Federal Reserve Board. The merger is subject to the prior approval of or waiver from the Federal Reserve Board which may not approve a merger if:

•	such transaction would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any part of the United States; or

•	the effect of such transaction, in any section of the country, may be to substantially lessen competition, or tend to create a monopoly, or in any manner restrain trade, unless in each case the Federal Reserve Board finds that the anticompetitive effects of the proposed transaction are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served. In every case, the Federal Reserve Board is required to consider the financial and managerial resources and future prospects of the banks concerned and the convenience and needs of the communities to be served. Under the Community Reinvestment Act of 1977, the Federal Reserve Board also must take into account the record of performance of each bank in meeting the credit needs of the entire community, including low and moderate-income neighborhoods, served by each bank holding company and its subsidiaries. Applicable regulations require publication of notice of an application for approval of the merger and an opportunity for the public to comment on the application in writing and to request a hearing.

Any transaction approved by the Federal Reserve Board may not be completed until 30 days after such approval, during which time the U.S. Department of Justice may challenge such transaction on antitrust grounds and seek divesture of certain assets and liabilities. With the approval of the Federal Reserve Board and the U.S. Department of Justice, the waiting period may be reduced to 15 days.

The approval of the Federal Reserve Board has been received.

Agreement to Not Solicit Other Offers

Until the merger is completed or the merger agreement is terminated, Pocahontas Bancorp has agreed that it, its subsidiaries, its officers and its directors will not:

•	initiate, solicit, or encourage any inquiries or the making of any acquisition proposal;

•	enter into or continue any discussions or negotiations regarding any acquisition proposals; or

•	agree to or endorse any other acquisition proposal.

Pocahontas Bancorp may, however, furnish information regarding Pocahontas Bancorp to, or enter into and engage in discussion with, any person or entity in response to an unsolicited bona fide written acquisition proposal by the person or entity, if Pocahontas Bancorp’s board of directors reasonably determines in good faith, after consultation with its outside legal counsel, that the action is required for Pocahontas Bancorp’s directors to comply with their fiduciary obligations under applicable law.

Pocahontas Bancorp must promptly notify IBERIABANK Corporation of such acquisition proposal, the material terms and conditions of the acquisition proposal, and the identity of the person making the proposal.

Termination; Amendment; Waiver

The merger agreement may be terminated prior to the closing, before or after approval by Pocahontas Bancorp’s stockholders, as follows:

•	by mutual consent of IBERIABANK Corporation and Pocahontas Bancorp;

•	by a non-breaching party if the other party (1) materially breaches any covenants or undertakings contained in the merger agreement or (2) materially breaches any representations or warranties contained in the merger agreement, in each case if such breach has not been cured within thirty days after notice from the terminating party;

•	by either IBERIABANK Corporation or Pocahontas Bancorp if the merger has not occurred on or before April 26, 2007, and the failure to close is not due to the terminating party’s material breach of any representation, warranty, covenant or other agreement contained in the merger agreement, subject to the right of IBERIABANK Corporation to extend the period until July 26, 2007 in certain circumstances;

•	by IBERIABANK Corporation or Pocahontas Bancorp if Pocahontas Bancorp stockholders do not approve the merger agreement and merger;

•	by either party if any required regulatory approvals for consummation of the merger is not obtained; or

•	by IBERIABANK Corporation, in the event any regulatory approval is conditioned upon the satisfaction of any condition or requirement that, in the reasonable opinion of IBERIABANK Corporation, would so materially adversely affect its business or the economic benefits of the merger as to render consummation of the merger inadvisable or unduly burdensome.

The board of directors of IBERIABANK Corporation may terminate the merger agreement if Pocahontas Bancorp’s board of directors resolves to withdraw, modify or change its recommendation to Pocahontas Bancorp stockholders of the merger agreement, or recommends any acquisition proposal of Pocahontas Bancorp other than the merger.

If Pocahontas Bancorp’s board of directors determines that another acquisition proposal is superior to the merger because it is more favorable to Pocahontas Bancorp’s stockholders from a financial point of view than the proposed merger, it may terminate the merger agreement subject to IBERIABANK Corporation’s right of first refusal to submit a revised acquisition proposal on terms not less favorable to Pocahontas Bancorp than the terms of the superior proposal. IBERIABANK Corporation will have the right to exercise its right of first refusal within five business days after receipt of notice of the superior proposal from Pocahontas Bancorp. If IBERIABANK Corporation fails to exercise its right of first refusal, Pocahontas Bancorp will be at liberty to accept the superior proposal, subject to payment of the termination fee described below.

The parties may waive in writing any of the conditions to their respective obligations to consummate the merger agreement other than the receipt of necessary regulatory and stockholder approvals. The merger agreement may also be amended or modified at any time, before or after its approval by the stockholders of Pocahontas Bancorp, by mutual agreement, except that any amendment made after stockholder approval may not alter the consideration to Pocahontas Bancorp stockholders without the additional approval of stockholders.

Effect of Termination

If the merger agreement is terminated, it will become void and have no effect and the parties will be relieved of all obligations and liabilities, except that the following provisions of the agreement will survive:

•	a breaching party will not be relieved of liability for the willful breach of any representation, warranty or covenant; and

•	each party will remain liable for any subsequent breach of any covenant that survives termination of the agreement.

If the merger agreement is terminated by IBERIABANK Corporation due to an willful material breach by Pocahontas Bancorp or the recommendation by Pocahontas Bancorp’ board of another acquisition proposal and within 12 months after the date of termination, Pocahontas Bancorp, without IBERIABANK Corporation’s prior written consent, accepts an acquisition proposal, then Pocahontas Bancorp will pay IBERIABANK Corporation $3.7 million within five business days after acceptance of the acquisition proposal. If the merger agreement is terminated due to either party’s failure to satisfy its representations, warranties or covenants, IBERIABANK Corporation or Pocahontas Bancorp will reimburse the other party for its reasonable out-of-pocket expenses not to exceed $200,000.

Fees and Expenses

IBERIABANK Corporation and Pocahontas Bancorp will each pay its own costs and expenses in connection with the merger agreement and the transactions contemplated thereby except as described above.

Material United States Federal Income Tax Consequences Of The Merger

The following is a discussion of the material federal income tax consequences of the merger to IBERIABANK Corporation, Pocahontas Bancorp and holders of Pocahontas Bancorp common stock. The discussion is based upon the Internal Revenue Code (the “Code”), Treasury regulations, Internal Revenue Service rulings, and judicial and administrative decisions in effect as of the date of this proxy statement-prospectus. This discussion assumes that the Pocahontas Bancorp common stock is generally held for investment. In addition, this discussion does not address all of the tax consequences that may be relevant to a holder of Pocahontas Bancorp common stock in light of his or her particular circumstances or to holders subject to special rules, such as foreign persons, financial institutions, tax-exempt organizations, dealers in securities or foreign currencies or insurance companies. The opinions of counsel referred to in this section will be based on facts existing at the completion of the merger. In rendering their opinions, counsel will require and rely upon representations contained in certificates of officers of IBERIABANK Corporation, Pocahontas Bancorp and others.

It is a condition to each of the party’s obligations to complete the merger that the parties each will have received an opinion of Luse Gorman Pomerenk & Schick, P.C., dated as of the completion of the merger and that the merger will be treated as a reorganization within the Internal Revenue Code. If either party waives the requirement of receiving a tax opinion and there is a material change in tax consequences to Pocahontas Bancorp stockholders, you will be notified of such an event and given the opportunity to confirm or change your vote. The tax opinion of Luse Gorman Pomerenk & Schick, P.C. must be substantially to the following effect:

•	the merger will be treated for Federal income tax purposes as a reorganization within the meaning of Section 368(a)(1)(A) of the Code, and IBERIABANK Corporation and Pocahontas Bancorp will each be a party to the reorganization within the meaning of Section 368(b) of the Code;

•	no gain or loss will be recognized by IBERIABANK Corporation or Pocahontas Bancorp as a result of the merger;

•	a stockholder of Pocahontas Bancorp who receives IBERIABANK Corporation common stock in exchange for all of such stockholder’s shares of Pocahontas Bancorp common stock generally will recognize gain, but not loss, to the extent of the lesser of: (1) the excess, if any, of (a) the sum of the aggregate fair market value of the IBERIABANK Corporation common stock received (including any fractional share of IBERIABANK Corporation common stock deemed to be received and exchanged for cash) and the amount of cash received (including any cash received in lieu of a fractional share of IBERIABANK Corporation common stock) over (b) the stockholder’s aggregate tax basis in the shares of Pocahontas Bancorp common stock exchanged in the merger; and (2) the amount of cash received;

•	the aggregate tax basis of the IBERIABANK Corporation common stock received by a stockholder of Pocahontas Bancorp who exchanges all of such stockholder’s Pocahontas Bancorp common stock in the merger will equal such stockholder’s aggregate tax basis in the shares of Pocahontas Bancorp common stock being exchanged, reduced by any amount allocable to a fractioned share interest of IBERIABANK Corporation common stock for which cash is received and by the amount of any cash consideration received, and increased by the amount of taxable gain, if any recognized by such stockholder in the merger; and

•	the holding period of the shares of IBERIABANK Corporation common stock received in the merger will include the period during which the shares of Pocahontas Bancorp common stock surrendered in exchange therefore were held, provided such shares of Pocahontas Bancorp common stock were held as capital assets at the effective date.

Limitations on Tax Opinion and Discussion. As noted earlier, the tax opinion is subject to certain assumptions, relating to, among other things, the truth and accuracy of certain representations made by IBERIABANK Corporation and Pocahontas Bancorp, and the consummation of the merger in accordance with the terms of the merger agreement and applicable state law. Furthermore, the tax opinion will not bind the Internal Revenue Service and, therefore, the IRS is not precluded from asserting a contrary position. The tax opinion and this discussion are based on currently existing provisions of the Internal Revenue Code, existing and proposed Treasury regulations, and current administrative rulings and court decisions. There can be no assurance that future legislative, judicial, or administrative changes or interpretations will not adversely affect the accuracy of the tax opinion or of the statements and conclusions set forth herein. Any such changes or interpretations could be applied retroactively and could affect the tax consequences of the merger.

The preceding discussion is intended only as a summary of material United States federal income tax consequences of the merger. It is not a complete analysis or discussion of all potential tax effects that may be important to you. Thus, we urge Pocahontas Bancorp stockholders to consult their own tax advisors as to the specific tax consequences to them resulting from the merger, including tax return reporting requirements, the applicability and effect of federal, state, local, and other applicable tax laws and the effect of any proposed changes in the tax laws.

Resale of IBERIABANK Corporation common stock

All shares of IBERIABANK Corporation common stock received by Pocahontas Bancorp stockholders in the merger will be registered under the Securities Act of 1933 and will be freely transferable under the Securities Act of 1933, except that shares of IBERIABANK Corporation common stock received by persons who are deemed to be “affiliates,” as the term is defined under the Securities Act of 1933, of IBERIABANK Corporation or Pocahontas Bancorp at the time of the special meeting may be resold by them only in transactions permitted by the resale provisions of Rule 145 under the Securities Act of 1933 or as otherwise permitted under the Securities Act of 1933. Persons who may be deemed to be affiliates of IBERIABANK Corporation or Pocahontas Bancorp generally include individuals or entities that control, are controlled by, or are under common control with, the party and may include certain officers and directors of such party as well as principal stockholders of such party. Affiliates of both parties have previously been notified of their status. The merger agreement requires Pocahontas Bancorp to use reasonable efforts to receive an affiliate letter from each person who is an affiliate of Pocahontas Bancorp.

This proxy statement-prospectus does not cover resales of IBERIABANK Corporation common stock received by any person who may be deemed to be an affiliate of Pocahontas Bancorp or IBERIABANK Corporation.

Accounting Treatment

IBERIABANK Corporation will account for the merger using the purchase method of accounting. Under this accounting method, IBERIABANK Corporation would record the acquired identifiable assets and liabilities assumed at their fair market value at the time the merger is complete. Any excess of the cost of Pocahontas Bancorp over the sum of the fair values of tangible and identifiable intangible assets less liabilities assumed would be recorded as goodwill. Based on a per share value of $58.55, which was the average closing price per share of IBERIABANK Corporation common stock for the five-day period surrounding the date the acquisition was announced, the merger consideration will be recorded for accounting purposes at approximately $75.6 million. Utilizing information as of September 30, 2006, estimated goodwill and other intangibles would total approximately $40.6 million. IBERIABANK Corporation’s reported income would include the operations of Pocahontas Bancorp after the date of the merger. Financial statements of IBERIABANK Corporation after completion of the merger would reflect the impact of the acquisition of Pocahontas Bancorp. Financial statements of IBERIABANK Corporation issued before completion of the merger would not be restated retroactively to reflect Pocahontas Bancorp’s historical financial position or results of operation.

No Dissenters’ Rights of Appraisal

Under Delaware law, stockholders of Pocahontas Bancorp will not have the right to dissent from the merger and to receive payment in cash for the fair value of their shares of Pocahontas Bancorp common stock. This means that if you are not satisfied with what you are receiving as consideration in the merger, you are not legally entitled to have the value of your interest independently determined and receive payment based on that valuation.

Stock Trading and Dividend Information

Pocahontas Bancorp common stock is currently listed on the Nasdaq Global Market under the symbol “PFSL.” The following table sets forth the high and low trading prices for shares of Pocahontas Bancorp common stock and cash dividends paid per share for the periods indicated. As of December 19, 2006, there were 4,641,717 shares of Pocahontas Bancorp common stock issued and outstanding, and approximately 630 stockholders of record.

IBERIABANK Corporation common stock is currently listed on the Nasdaq Global Market under the symbol “IBKC.” The following table sets forth the high and low trading prices for shares of IBERIABANK Corporation common stock and cash dividends paid per share for the periods indicated. As of December 19, 2006, there were 10,284,556 shares of IBERIABANK Corporation common stock issued and outstanding, and approximately 1,740 stockholders of record.

	Price Range of Common Stocks and Dividends
	Pocahontas Bancorp			IBERIABANK Corporation
	High ($)	Low ($)	Dividend ($)	High ($)	Low ($)	Dividend ($)
Calendar 2004
First Quarter	16.75	15.26	0.08	49.29	43.90	0.19
Second Quarter	18.11	16.75	0.08	46.03	42.00	0.21
Third Quarter	17.51	16.25	0.08	45.27	41.69	0.22
Fourth Quarter	16.50	14.75	0.08	52.60	44.76	0.22
Calendar 2005
First Quarter	16.25	15.00	0.08	51.04	43.97	0.22
Second Quarter	16.00	13.80	0.08	49.07	43.59	0.24
Third Quarter	15.00	12.40	0.08	55.56	47.70	0.26
Fourth Quarter	13.00	11.90	0.08	56.20	49.42	0.28
Calendar 2006
First Quarter	13.36	12.53	0.08	59.06	51.69	0.28
Second Quarter	14.19	12.00	0.08	61.41	54.82	0.30
Third Quarter	17.53	12.05	0.08	64.66	56.51	0.32
Fourth Quarter (to December 28, 2006)	17.65	15.39	0.08	65.00	56.00	0.32

On July 26, 2006, the business day immediately preceding the public announcement of the merger, the closing price of Pocahontas Bancorp common stock as reported on the Nasdaq Global Market was $12.35 per share. Based on the closing price of $59.10 per share of IBERIABANK Corporation common stock on that date and the exchange ratio of 0.2781 shares of IBERIABANK Corporation common stock for each share of Pocahontas Bancorp common stock, the equivalent per share market value of each share of Pocahontas Bancorp common stock to be exchanged for IBERIABANK Corporation common stock would be $16.44 per share ($59.10 times 0.2781).

On December 28, 2006, the latest practicable date before distribution of this proxy statement-prospectus, the closing price of Pocahontas Bancorp was $16.71 per share. Based on the closing price of $60.44 per share of IBERIABANK Corporation common stock on that date and the exchange ratio of 0.2781 shares of IBERIABANK Corporation common stock for each share of Pocahontas Bancorp common stock, the equivalent per share market value of each share of Pocahontas Bancorp common stock to be exchanged for IBERIABANK Corporation Common stock would be $16.81 per share.

COMPARISON OF STOCKHOLDERS’ RIGHTS

As a result of the proposed merger, holders of Pocahontas Bancorp common stock will be exchanging their shares of a Delaware corporation governed by the Delaware General Corporation law and Pocahontas Bancorp’s certificate of incorporation and bylaws, for shares of IBERIABANK Corporation, a Louisiana corporation governed by the Louisiana Business Corporation Law and IBERIABANK Corporation’s articles of incorporation and bylaws. Certain significant differences exist between the rights of Pocahontas Bancorp stockholders and those of IBERIABANK Corporation stockholders. Material differences are summarized below.

The following discussion is necessarily general; it is not intended to be a complete statement of all differences affecting the rights of stockholders and their respective entities, and it is qualified in its entirety by reference to the Louisiana Business Corporation Law and the Delaware General Corporation Law, as well as to Pocahontas Bancorp’s certificate of incorporation and bylaws and IBERIABANK Corporation’s articles of incorporation and bylaws.

IBERIABANK Corporation’s articles of incorporation and bylaws contain a number of provisions, relating to corporate governance and rights of stockholders, that might discourage future takeover attempts. As a result, stockholders who might desire to participate in such transactions may not have an opportunity to do so. In addition, these provisions will also render the removal of the board of directors or management of IBERIABANK Corporation more difficult.

The following description is a summary of the provisions of the articles of incorporation and bylaws. See “Where You Can Find More Information” as to how to review a copy of these documents.

Authorized Capital Stock

IBERIABANK Corporation. IBERIABANK Corporation’s articles of incorporation authorize the issuance of 25,000,000 shares of common stock, par value $1.00 per share, of which 10,284,556 shares were issued outstanding as of December 19, 2006, and 5,000,000 shares of preferred stock, par value $1.00 per share, of which none are issued or outstanding.

Holders of IBERIABANK Corporation common stock are entitled to one vote per share for all purposes. They are entitled to such dividends, if any, as may be declared by the board of directors in compliance with the provisions of the Louisiana Business Corporation Law and the regulations of the appropriate regulatory authorities and to receive the net assets of the corporation upon dissolution. IBERIABANK Corporation stockholders do not have any preemptive rights with respect to any conversion, redemption or sinking fund provision. The outstanding shares of IBERIABANK Corporation common stock are, and the shares to be issued on connection with the merger will be, when issued, fully paid and nonassessable. IBERIABANK Corporation stockholders do not have cumulative voting rights in the election of directors.

IBERIABANK Corporation’s board of directors may authorize the issuance of authorized but unissued shares of IBERIABANK Corporation’s common stock without stockholder approval, unless such approval is required in a particular case by applicable laws or regulations. The authorized but unissued shares of IBERIABANK Corporation common stock will be issuable from time to time for any corporate purpose, including, without limitation, stock splits, stock dividends, employee benefit and compensation plans, acquisitions, and public or private sales for cash as a means of raising capital. These shares could be used to dilute the stock ownership of persons seeking to obtain control of IBERIABANK Corporation. In addition, the sale of a substantial number of shares of IBERIABANK Corporation common stock to persons who have an understanding with IBERIABANK Corporation concerning the voting of such shares, or the distribution or declaration of a common stock dividend to IBERIABANK Corporation stockholders, may have the effect of discouraging or increasing the cost of unsolicited attempts to acquire control of IBERIABANK Corporation.

IBERIABANK Corporation also is authorized to issue preferred stock from time to time in one or more series subject to applicable provisions of law, and the board of directors is authorized to fix the designations, and relative preferences, limitations, voting right, if any, including without limitation, offering rights of such shares (which could be multiple or as a separate class). In the event of a proposed merger, tender offer or other attempt to gain control of IBERIABANK Corporation that the board of directors does not approve, it might be possible for the board of directors to authorize the issuance of a series of preferred stock with rights and preferences that would impede the completion of the transaction. An effect of the possible issuance of preferred stock, therefore, may be to deter a future attempt to gain control of IBERIABANK Corporation. The board of directors of IBERIABANK Corporation has no present plan or understanding to issue any preferred stock.

Pocahontas Bancorp. Pocahontas Bancorp’s authorized common stock consists of 8,000,000 shares of Pocahontas Bancorp common stock, par value $0.01 per share, of which 4,641,717 shares were issued and outstanding as of December 19, 2006, and 500,000 shares of preferred stock, par value $0.01 per share, of which none are issued and outstanding. Generally holders of Pocahontas Bancorp common stock have the same rights and privileges with respect to Pocahontas Bancorp as the holders of IBERIABANK Corporation common stock have with respect to IBERIABANK Corporation.

Amendment of Articles or Certificate of Incorporation and Bylaws

IBERIABANK Corporation. No amendment to the articles of incorporation of IBERIABANK Corporation will be made unless it is first approved by a majority of the board of directors and thereafter by the holders of a majority of the shares entitled to vote generally in an election of directors, voting together as a single class, as well as such additional vote of any preferred stock, if then issued and outstanding, as may be required by the provisions thereof. The affirmative vote of the holders of at least 75% of the shares entitled to vote generally in an election of directors, voting together as a single class, as well as such additional vote of any preferred stock, if then issued and outstanding, as may be required by the provisions thereof, is required to amend charter provisions relating to the number, nomination, election and removal of directors; preemptive rights; personal liability, indemnification, advancement of expenses and other rights of officers, directors, employees and agents; meetings of stockholders and stockholder proposals; and amendment of the articles and bylaws.

The articles of incorporation of IBERIABANK Corporation provide that the board of directors or stockholders may amend the bylaws. Action by the board requires the affirmative vote of a majority of the directors then in office. Action by the stockholders requires the affirmative vote of a majority of the shares, as well as any additional vote of preferred stock if then issued and outstanding; provided that the affirmative vote of 75% of the shares is required to amend bylaws relating to meetings of the board of directors.

Pocahontas Bancorp. The Delaware General Corporation Law generally provides that the approval of a corporation’s board of directors and the affirmative vote of a majority of (i) all shares entitled to vote thereon and (ii) the shares of each class of stock entitled to vote thereon as a class is required to amend a corporation’s certificate of incorporation, unless the certificate specifies a greater voting requirement. Pocahontas Bancorp’s certificate of incorporation states that its provisions regarding authorized capital stock, election, classification, and removal of directors, the approval required for certain business combinations, meetings of stockholders, and amendment of the certificate of incorporation and bylaws may be amended or repealed only by the affirmative vote of the holders of at least 80% of the outstanding shares of Pocahontas Bancorp common stock.

Pocahontas Bancorp’s certificate of incorporation also provides that the board of directors has the power to adopt, amend, or repeal the bylaws. Any action taken by the stockholders with respect to adopting, amending, or repealing any bylaws may be taken only upon the affirmative vote of the holders of at least 80% of the outstanding shares of Pocahontas Bancorp common stock.

Directors and Absence of Cumulative Voting

IBERIABANK Corporation. IBERIABANK Corporation’s articles of incorporation provide that the number of directors shall be as specified in the bylaws. Currently, the bylaws specify 11 members. The directors do not need to be stockholders of IBERIABANK Corporation.

The board of directors is divided into three classes. The members of each class will be elected for a term of three years and only one class of directors will be elected annually. Thus, it would take at least two annual elections to replace a majority of IBERIABANK Corporation’s board of directors. Further, the bylaws impose notice and information requirements in connection with the nomination by stockholders of candidates for election to the board of directors or the proposal by stockholders of business to be acted upon at an annual meeting of stockholders.

There is no cumulative voting on directors. With cumulative voting, a stockholder has the right to cast a number of votes equal to the total number of such holder’s shares multiplied by the number of directors to be elected. The stockholder has the right to cast all of such holder’s votes in favor of one candidate or to distribute such holder’s votes in any manner among any number of candidates. Directors are elected by a plurality of the total votes cast by all stockholders. With cumulative voting, it may be possible for minority stockholders to obtain representation on the board of directors. Without cumulative voting, the holders of more than 50% of the shares of IBERIABANK Corporation common stock generally have the ability to elect 100% of the directors. As a result, the holders of the remaining common stock effectively may not be able to elect any person to the board of directors. The absence of cumulative voting, therefore, could make it more difficult for a stockholder who acquires less than a majority of the shares of common stock to obtain representation on IBERIABANK Corporation’s board of directors.

The provisions regarding election of IBERIABANK Corporation directors are designed to protect the ability of the board of directors to negotiate with the proponent of an unfriendly or unsolicited proposal to take over or restructure the company by making it more difficult and time-consuming to change majority control of the board, even if holders of a majority of the capital stock believes that a change in the composition of the board is desirable. These requirements are intended to help ensure continuity and stability of management and policies and facilitate long-range planning.

The bylaws of IBERIABANK Corporation provide generally that vacancies on the board of directors (including any vacancy resulting from an increase in the authorized number of directors, or from the failure of the stockholders to elect the full number of authorized directors) may be filled by the affirmative vote of a majority of the remaining directors for an unexpired term; provided that the stockholders will have the right at any special meeting called for that purpose prior to an action by the board of directors to fill the vacancy.

Pocahontas Bancorp. Pocahontas Bancorp’s certificate of incorporation divides the board of directors into three classes, with each class to be as nearly equal in number as possible. The directors in each class serve three-year terms of office. As with IBERIABANK Corporation, the effect of Pocahontas Bancorp’s classified board of directors is that only approximately one-third of the members of the board are elected each year; consequently, two annual meetings are effectively required for Pocahontas Bancorp’s stockholders to change a majority of the members of the Board.

Also like IBERIABANK Corporation, each Pocahontas Bancorp stockholder generally is entitled to one vote for each share of common stock held and is not entitled to cumulative voting rights in the election of directors.

Removal of Directors

IBERIABANK Corporation. IBERIABANK Corporation’s articles of incorporation and bylaws provide that any director may be removed, with or without cause, only by the affirmative vote of the holders of a majority of the outstanding shares of IBERIABANK Corporation entitled to vote.

Pocahontas Bancorp. Under the certificate of incorporation, any director or the entire board of directors may be removed only for cause by a vote of the holders of a majority of the shares then entitled to vote at an election of directors.

Limitations on Director Liability

IBERIABANK Corporation. IBERIABANK Corporation’s articles of incorporation provide that a director or officer of the company will not be personally liable for monetary damages for any action taken, or any failure to take any action, as a director or officer except to the extent that by law a director’s or officer’s liability for monetary damages may not be limited. This provision does not eliminate or limit the liability of the company’s directors and officers for (a) any breach of the director’s or officer’s duty of loyalty to the company or its stockholders, (b) any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) any unlawful dividend, stock repurchase or other distribution, payment or return of assets to stockholders, or (d) any transaction from which the director or officer derived an improper personal benefit. This provision may preclude stockholder derivative actions and may be construed to preclude other third-party claims against the directors and officers.

Pocahontas Bancorp. Pocahontas Bancorp’s certificate of incorporation provides that a director of Pocahontas Bancorp will have no personal liability to Pocahontas Bancorp or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for (i) any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) the payment of certain unlawful dividends and the making of certain unlawful stock purchases or redemptions, or (iv) any transaction from which the director derived an improper personal benefit.

Indemnification

IBERIABANK Corporation. The Louisiana Business Corporation Law provides that a corporation may indemnify any of its directors and officers against liability incurred in connection with a proceeding if:

•	the director or officer acted in good faith;

•	the director or officer reasonably believed such conduct was in, or not opposed to, the corporation’s best interest; and

•	in connection with any criminal action or proceeding, the director or officer had no reasonable cause to believe that his or her conduct was unlawful.

However, the Louisiana Business Corporation Law provides that directors or officers may not be indemnified if they are held liable for willful or intentional misconduct in the performance of their duties to the corporation, unless a court determines that the director is entitled to indemnity for expenses which the court deems proper.

The Louisiana Business Corporation Law also permits a Louisiana corporation, in its articles of incorporation, to limit the personal liability of its directors and officers in actions brought on behalf of the corporation or its shareholders for monetary damages, with certain exceptions, as a result of a director’s or officer’s acts or omissions while acting in a capacity as a director or officer.

IBERIABANK Corporation’s articles of incorporation provide that the company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, including actions by or in the right of the company, whether civil, criminal administrative or investigative, by reason of the fact that such person is or was a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Such indemnification is furnished to the full extent provided by law against expenses (including attorneys’ fees), judgments, fines, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding. The indemnification provisions also permit the company to pay reasonable expenses in advance of the final disposition of any action, suit or proceeding as authorized by the board of directors, provided that the indemnified person undertakes to repay the company if it is ultimately determined that such person was not entitled to indemnification.

The rights of indemnification provided in the articles of incorporation are not exclusive of any other rights which may be available under the bylaws, any insurance or other agreement, by vote of stockholders or directors (regardless of whether directors authorizing such indemnification are beneficiaries thereof) or otherwise. In addition, the charter authorizes the company to maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the company, whether or not the company would have the power to provide indemnification to such person. By action of the board of directors, the company may create and fund a trust fund or other fund or form of self-insurance arrangement of any nature, and may enter into agreements with its officers, directors, employees and agents for the purpose of securing or insuring in any manner its obligation to indemnify or advance expenses provided for in the provisions in the charter and bylaws regarding indemnification. These provisions are designed to reduce, in appropriate cases, the risks incident to serving as a director, officer, employee or agent and to enable the company to attract and retain the best personnel available.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling IBERIABANK Corporation pursuant to the foregoing provisions, IBERIABANK Corporation has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Pocahontas Bancorp. Pocahontas Bancorp’s certificate of incorporation provides that Pocahontas Bancorp will indemnify its officers, directors, employees, and agents to the full extent permitted by the Delaware General Corporation Law. Under Section 145 of the Delaware General Corporation Law as currently in effect, other than in actions brought by or in the right of Pocahontas Bancorp, such indemnification would apply if it were determined in the specific case that the proposed indemnitee acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Pocahontas Bancorp and, with respect to any criminal proceeding, if such person had no reasonable cause to believe that the conduct was unlawful. In actions brought by or in the right of Pocahontas Bancorp, such indemnification probably would be limited to reasonable expenses (including attorneys’ fees) and would apply if it were determined in the specific case that the proposed indemnitee acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Pocahontas Bancorp, except that no indemnification may be made with respect to any matter as to which such person is adjudged liable to Pocahontas Bancorp, unless, and only to the extent that, the court determines upon application that, in view of all the circumstances of the case, the proposed indemnitee is fairly and reasonably entitled to indemnification for such expenses as the court deems proper. To the extent that any director, officer, employee, or agent of Pocahontas Bancorp has been successful on the merits or otherwise in defense of any action, suit, or proceeding, as discussed herein, whether civil, criminal, administrative, or investigative, such person must be indemnified against reasonable expenses incurred by such person in connection therewith.

Special Meetings of Stockholders

IBERIABANK Corporation. Special meetings of the stockholders may be called only by the board of directors, chairman of the board, president or holders of at least 50% of the shares entitled to vote.

Pocahontas Bancorp. Pocahontas Bancorp’s certificate of incorporation and bylaws provide that special meetings of stockholders may be called at any time, but only by the board of directors of Pocahontas Bancorp. Pocahontas Bancorp stockholders do not have the right to call a special meeting or to require that Pocahontas Bancorp’s board of directors call such a meeting. This provision, combined with other provisions of the certificate of incorporation and the restriction on the removal of directors, would prevent a substantial stockholder from compelling stockholder consideration of any proposal (such as a proposal for a business combination) over the opposition of Pocahontas Bancorp’s board of directors by calling a special meeting of stockholders at which such stockholder could replace the entire board with nominees who were in favor of such proposal.

Consent of Stockholders

IBERIABANK Corporation. Under Louisiana law, the consent in writing of stockholders to authorize corporate action, signed by all of the stockholders having voting power on the particular question, is sufficient for the purpose, without necessity for a meeting of stockholders.

Pocahontas Bancorp. Pocahontas Bancorp’s certificate of incorporation provides that any action required or permitted to be taken by Pocahontas Bancorp stockholders must be effected at a duly called meeting of stockholders and may not be effected by any written consent by the stockholders. These provisions would prevent stockholders from taking action, including action on a business combination, except at an annual meeting or special meeting called by the board of directors, chief executive officer, or secretary, even if a majority of the stockholders were in favor of such action.

10% Voting Limitation

IBERIABANK Corporation. The articles of incorporation of IBERIABANK Corporation have no provision equivalent to the 10% voting limitation of Pocahontas Bancorp described below.

Pocahontas Bancorp. The certificate of incorporation of Pocahontas Bancorp provides that a holder of more than 10% of the then outstanding shares of common stock of Pocahontas Bancorp will not be permitted to vote in respect of shares held in excess of the 10% limit. There is no provision for a waiver by the board of directors of this 10% voting limitation.

Stockholder Nominations

IBERIABANK Corporation. IBERIABANK Corporation’s charter establishes advance notice requirements for stockholder proposals and the nomination (other than by or at the direction of IBERIABANK Corporation’s board of directors or one of its committees) of candidates for election as directors. A stockholder of IBERIABANK Corporation wishing to nominate a person as a candidate for election to the board of directors must submit the nomination in writing at least 60 days before the one year anniversary of the most recent annual meeting of stockholders, together with (a) as to each person the stockholder proposes to nominate, and as to the stockholder submitting the notice, (i) their names, ages, business and residence addresses, (ii) principal occupation or employment, (iii) stockholdings, and (iv) other information required by Securities and Exchange Commission proxy rules; and (b) to the extent known, (i) the name and address of other stockholders supporting the nominee(s), and (ii) their stockholdings. Nominations that are not made in accordance with the foregoing provisions may be ruled out of order. In addition, a stockholder intending to make a proposal for consideration at a regularly scheduled annual meeting that is not intended to be included in the proxy statement for the meeting must notify IBERIABANK Corporation in writing at least 60 days before the one year anniversary of the most recent annual meeting of the stockholder’s intention. The notice must contain: (a) a brief description of the proposal, (b) the name, address and stockholdings of the stockholder submitting the proposal and other stockholders supporting the proposal, and (c) any financial interest of the stockholder in the proposal.

In accordance with SEC Rule 14a-8 under the Securities Exchange Act of 1934, stockholder proposals intended to be included in the proxy statement and presented at a regularly scheduled annual meeting must be received by IBERIABANK Corporation at least 120 days before the anniversary of the date that previous year’s proxy statement was first mailed to stockholder. As provided in SEC rules, if the annual meeting date has been changed by more than 30 days from the date of the prior year’s meeting, or for special meetings, the proposal must be submitted within a reasonable time before IBERIABANK Corporation begins to mail its proxy materials.

The procedures regarding stockholder nominations provide IBERIABANK Corporation’s board of directors with sufficient time and information to evaluate a stockholder nominee to the board and other relevant information, such as existing stockholder support for the nominee. The procedures, however, provide incumbent directors advance notice of a dissident slate of nominees for directors, and make it easier for the board to solicit proxies resisting stockholder nominees. This may make it easier for incumbent directors to retain their status as directors, even when certain stockholders view the stockholder nominations as in the best interests of IBERIABANK Corporation or its stockholders.

Pocahontas Bancorp. Pocahontas Bancorp’s certificate of incorporation and bylaws provide that any nomination by stockholders of individuals for election to the board of directors must be made by delivering written notice of such nomination to the Secretary of Pocahontas Bancorp not less than 90 days before any meeting of the stockholders called for the election of directors; provided, however, that if less than 100 days notice of the meeting is given to stockholders, the nomination notice must be delivered to the Secretary of Pocahontas Bancorp not later than the tenth day following the day on which notice of the meeting was mailed to stockholders or such public disclosure as made. The nomination notice must set forth certain background information about the persons to be nominated, including information concerning (i) the name, age, business, and, if known, residential address of each nominee, (ii) the principal occupation or employment of each such nominee, and (iii) the number of shares of Pocahontas Bancorp capital stock beneficially owned by each such nominee. The board of directors is not required to nominate in the annual proxy statement any person so proposed; however, compliance with this procedure would permit a stockholder to nominate the individual at the stockholders’ meeting, and any stockholder may vote such holder’s shares in person or by proxy for any individual such holder desires.

Business Combinations and Control Share Acquisitions

IBERIABANK Corporation. The Louisiana Business Corporation Law sets forth heightened voting requirements with respect to certain mergers, consolidations and other business combinations between corporations and persons deemed to be interested stockholders. Interested stockholders include any person who beneficially owns at least 10% of the outstanding voting stock of the corporation. Generally, the business combination provisions require that transactions involving a Louisiana corporation and an interested stockholder be approved by stockholders owning at least 80% of the total voting power of the corporation and by at least two-thirds of the total voting power of the corporation (excluding the interested stockholder), unless certain complicated pricing and procedural requirements are satisfied.

The Louisiana Business Corporation Law also sets forth certain procedures applicable to control share acquisitions with respect to Louisiana corporations. These provisions generally remove the voting rights of shares acquired by a stockholder whose ownership reaches certain stock ownership thresholds unless the remaining stockholders reinstate such voting rights.

A Louisiana corporation may elect to opt out of the business combination and control share acquisition provisions referenced above by providing in its articles of incorporation that the provisions shall not apply to the corporation. Because the articles of incorporation of IBERIABANK Corporation do not expressly opt out of these provisions, the business combination and control share acquisition provisions apply to IBERIABANK Corporation.

Pocahontas Bancorp. Pocahontas Bancorp’s certificate of incorporation generally requires the affirmative vote of the holders of at least 80% of the outstanding voting stock of Pocahontas Bancorp to effect certain “business combinations” involving a “related person” or an “interested stockholder” except in cases where the proposed transaction has been approved in advance by at least a two-thirds vote of those members of the board of directors who are unaffiliated with the related person or interested stockholder. The term “related person” or “interested stockholder” includes any individual or entity that beneficially owns or controls 10% or more of the outstanding shares of voting stock of Pocahontas Bancorp. The term “business combination” includes a merger or consolidation with or into any related person or interested stockholder, the issuance of securities to that person, or the acquisition of any securities of that person. In addition, the Delaware General Corporation Law generally requires the approval of a majority of the outstanding voting stock of Pocahontas Bancorp to effect (i) any merger or consolidation with or into any other corporation, (ii) any sale, lease, or exchange of all or substantially all of Pocahontas Bancorp property and assets, or (iii) the dissolution of Pocahontas Bancorp. However, pursuant to the Delaware General Corporation Law, Pocahontas Bancorp may enter into a merger transaction without stockholder approval if (i) Pocahontas Bancorp is the surviving corporation, (ii) the agreement of merger does not amend in any respect Pocahontas Bancorp’s certificate of incorporation, (iii) each share of Pocahontas Bancorp stock outstanding immediately prior to the effective date of the merger is to be an identical outstanding or treasury share of Pocahontas Bancorp after the effective date of the merger, and (iv) either no shares of Pocahontas Bancorp common stock and no shares, securities, or obligations convertible into such stock are to be issued or delivered under the plan of merger, or the authorized unissued shares or the treasury shares of Pocahontas Bancorp common stock to be issued or delivered under the plan of merger plus those initially issuable upon conversion of any other shares, securities, or obligations to be issued or delivered under such plan do not exceed 20% of the shares of Pocahontas Bancorp common stock outstanding immediately prior to the effective date of the merger.

Section 203 of the Delaware General Corporation Law places certain restrictions on “business combinations” (as defined in Section 203 to include, generally, mergers, sales and leases of assets, issuances of securities, and similar transactions) by Delaware corporations with an “interested stockholder” (as defined in Section 203 to include, generally, the beneficial owner of 15% or more of the corporation’s outstanding voting stock). Section 203 generally applies to Delaware corporations, such as Pocahontas Bancorp, that have a class of voting stock listed on a national securities exchange, authorized for quotation on an interdealer quotation system of a registered national securities association, or held of record by more than 2,000 stockholders, unless the corporation expressly elects in its certificate of incorporation or bylaws not to be governed by Section 203.

Pocahontas Bancorp has not specifically elected to avoid the application of Section 203. As a result, Section 203 generally would prohibit a business combination by Pocahontas Bancorp or a subsidiary with an interested stockholder within three years after the person or entity becomes an interested stockholder, unless (i) prior to the time when the person or entity becomes an interested stockholder, Pocahontas Bancorp’s board of directors approved either the business combination or the transaction pursuant to which such person or entity became an interested stockholder, (ii) upon consummation of the transaction in which the person or entity became an interested stockholder, the interested stockholder held at least 85% of the outstanding Pocahontas Bancorp voting stock (excluding shares held by persons who are both officers and directors and shares held by certain employee benefit plans), or (iii) once the person or entity becomes an interested stockholder, the business combination is approved by Pocahontas Bancorp’s board of directors and by the holders of at least two-thirds of the outstanding Pocahontas Bancorp voting stock, excluding shares owned by the interested stockholder.

Dissenters’ Rights

IBERIABANK Corporation. The Louisiana Business Corporation Law provides that if a Louisiana corporation, by vote of its stockholders, authorizes a sale, lease or exchange of all of its assets, or, by vote of its stockholders, becomes a party to a merger or consolidation, then, unless such authorization or action shall be given or approved by at least 80% of the total voting power, a stockholder who votes against the corporate action has the right to dissent. The right to dissent, however, generally does not exist in the case of: (i) a sale pursuant to an order of a court; (ii) a sale for cash on terms requiring distribution of all or substantially all of the net proceeds to the stockholders within one year after the date of the sale; (iii) stockholders holding shares of any class of stock which, at the record date, were listed on a national securities exchange, or were designated as a national market system security on an inter-dealer quotation system by the National Association of Securities Dealers, unless the articles of the corporation provide otherwise or, except in the case of stockholders of a corporation surviving the merger or consolidation in which each share of such corporation outstanding immediately prior to the effective date of the merger or consolidation is an identical outstanding or treasury share of such corporation after the effective date of the merger or consolidation, the shares of such stockholders were not converted by the merger or consolidation solely into shares of the surviving or new corporation.

Pocahontas Bancorp. The rights of dissenting stockholders of Pocahontas Bancorp are governed by the Delaware General Corporation Law. Pursuant thereto, except as described below, any stockholder has the right to dissent from any merger of which Pocahontas Bancorp could be a constitute corporation. No appraisal rights are available, however, for (i) the shares of any class or series of stock that is either listed on a national securities exchange, quoted on the Nasdaq Global Market, or held of record by more than 2,000 stockholders or (ii) any shares of stock of the constituent corporation surviving a merger if the merger did not require the approval of the surviving corporation’s stockholders, unless, in either case, the holders of such stock are required by an agreement of merger or consolidation to accept for that stock something other than: (a) shares of stock of the corporation surviving or resulting from the merger or consolidation; (b) shares of stock of any other corporation that will be listed at the effective date of the merger on a national securities exchange, quoted on the Nasdaq Global Market, or held of record by more than 2,000 stockholders; (c) cash in lieu of fractional shares of stock described in clause (a) or (b) immediately above; or (d) any combination of the shares of stock and cash in lieu of fractional shares described in clauses (a) through (c) immediately above. Because Pocahontas Bancorp common stock is quoted on the Nasdaq Global Market, unless the exception described immediately above applies, holders of Pocahontas Bancorp common stock do not have dissenters’ rights.

Stockholders’ Rights to Examine Books and Records

IBERIABANK Corporation. Pursuant to the Louisiana Business Corporation Law, upon written notice of a demand to inspect corporate records, a person that has been a stockholder of record of at least 5% of the outstanding shares of any class for at least six months is entitled to inspect records and accounts at any reasonable time and for any proper and reasonable purpose. If IBERIABANK Corporation refuses to permit the inspection, the stockholder may file a civil action requesting a court order to permit inspection. The court will grant the order if it finds the stockholder qualified and is requesting the records for a proper and reasonable purpose.

Pocahontas Bancorp. The Delaware General Corporation Law provides that a stockholder may inspect books and records upon written demand under oath stating the purpose of the inspection, if such purpose is reasonably related to such person’s interest as a stockholder.

Dividends

IBERIABANK Corporation. Pursuant to the Louisiana Business Corporation Law, a board of directors may from time to time make distributions to its stockholders out of the surplus of the corporation, or, if no surplus is available, out of the corporation’s net profits for the current or preceding fiscal year, or both. No dividend may be paid out of surplus if: (i) the corporation is insolvent or would thereby be made insolvent; or (ii) when the declaration or payment thereof would be contrary to any restrictions contained in the articles of incorporation. No dividend may be paid out of profits if: (i) the liabilities of the corporation exceed its assets, or the net assets are less than the aggregate amount payable on liquidation upon any shares which have a preferential right to participate in the assets upon liquidation; or (ii) the assets would be reduced below the liabilities, or the net assets would be reduced below the aggregate amount payable on liquidation upon issued shares which have a preferential participation right on liquidation; (iii) the corporation would be unable to pay its obligations to creditors as they become due in the ordinary course of business; (iv) the highest liquidation preferences of shares entitled to such preference over the shares receiving the dividend would exceed the corporation’s net assets; or (v) the payment of the dividend would be contrary to any provision of the corporation’s articles of incorporation. As with Pocahontas Bancorp, substantially all of the funds available for the payment of dividends by IBERIABANK Corporation are also derived from its subsidiary depository institution, and there are various statutory and regulatory limitations on the ability of such subsidiary to pay dividends to IBERIABANK Corporation.

Pocahontas Bancorp. The Delaware General Corporation Law provides that, subject to any restrictions in the corporation’s certificate of incorporation, dividends may be declared from the corporation’s surplus, or, if there is no surplus, from its net profits for the fiscal year in which the dividend is declared and the preceding fiscal year. Dividends may not be declared, however, if the corporation’s capital has been diminished to an amount less than the aggregate amount of all capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets. Substantially all of the funds available for the payment of dividends by Pocahontas Bancorp are derived from its subsidiary depository institution.

DESCRIPTION OF IBERIABANK CORPORATION CAPITAL STOCK

In this section, we describe the material features and rights of the IBERIABANK Corporation capital stock after the merger. This summary is qualified in its entirety by reference to applicable Louisiana law and IBERIABANK Corporation’s articles of incorporation and bylaws. See “WHERE YOU CAN FIND MORE INFORMATION” on page 171.

General

IBERIABANK Corporation is authorized to issue 25,000,000 shares of common stock, having a par value of $1.00 per share, and 5,000,000 shares of preferred stock, having a par value of $1.00 per share, none of which preferred stock is issued or outstanding. Each share of IBERIABANK Corporation common stock has the same relative rights as, and is identical in all respects to, each other share of IBERIABANK common stock.

As of December 19, 2006, there were 10,284,556 shares of common stock of IBERIABANK Corporation outstanding, 2,094,346 shares of common stock of IBERIABANK Corporation were held in treasury and 1,858,147 shares of common stock of IBERIABANK Corporation were reserved for issuance pursuant to IBERIABANK Corporation’s employee benefit and stock option plans. After giving effect to the merger on a pro forma basis (using an exchange ratio of 0.2781), approximately 11,628,488 shares of IBERIABANK Corporation common stock will be outstanding, assuming all outstanding Pocahontas Bancorp stock options are exercised prior to the merger.

On August 9, 2006, IBERIABANK Corporation executed a definitive agreement to acquire Pulaski Investment Corporation, Little Rock, Arkansas. IBERIABANK Corporation will issue shares of its common stock and pay cash in the amount of $65 million in exchange for the outstanding shares of capital stock of Pulaski Investment Corporation. Based on the terms of the merger agreement with Pulaski Investment Corporation, it is currently estimated that IBERIABANK Corporation will issue approximately 0.2274 shares (fixed portion) and 0.2264 shares (variable portion at October 31, 2006) of its common stock in exchange for each share of Pulaski Investment Corporation common stock, or approximately 1,106,980 shares of IBERIABANK Corporation common stock in the aggregate.

Common Stock

Dividends. Subject to certain regulatory restrictions, IBERIABANK Corporation can pay dividends from funds legally available if, as and when declared by its board of directors. Funds for IBERIABANK Corporation dividends are generally provided through dividends from IBERIABANK and, subsequent to the merger, also will be provided through dividends from First Community Bank. Payments of dividends by IBERIABANK and First Community Bank are subject to limitations that are imposed by law and applicable regulations. The holders of common stock of IBERIABANK Corporation are entitled to receive and share equally in such dividends as may be declared by the board of directors of IBERIABANK Corporation out of funds legally available therefore. If IBERIABANK Corporation issues preferred stock, the holders thereof may have a priority over the holders of the common stock with respect to dividends.

Voting Rights. The holders of common stock of IBERIABANK Corporation possess exclusive voting rights in IBERIABANK Corporation. They elect the IBERIABANK Corporation board of directors and act on such other matters as are required to be presented to them under Louisiana law or as are otherwise presented to them by the board of directors. Each holder of common stock is entitled to one vote per share and does not have any right to cumulate votes in the election of directors. If IBERIABANK Corporation were to issue preferred stock, holders of the preferred stock may also possess voting rights.

Liquidation. In the event of any liquidation, dissolution or winding up of IBERIABANK and, subsequent to the merger, First Community Bank, IBERIABANK Corporation, as holder of the subsidiaries’ capital stock, would be entitled to receive, after payment or provision for payment of all debts and liabilities of IBERIABANK and First Community Bank (including all deposit accounts and accrued interest thereon) and after distribution of the balance in the special liquidation account to eligible account holders of First Community Bank, all assets of IBERIABANK and First Community Bank available for distribution. In the event of liquidation, dissolution or winding up of IBERIABANK Corporation, the holders of its common stock would be entitled to receive, after payment or provision for payment of all of its debts and liabilities, all of the assets of IBERIABANK Corporation available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of the IBERIABANK Corporation common stock in the event of liquidation or dissolution.

Preemptive Rights. Holders of IBERIABANK Corporation common stock are not entitled to preemptive rights with respect to any shares that may be issued. The IBERIABANK Corporation common stock is not subject to redemption.

Preferred Stock

Shares of IBERIABANK Corporation preferred stock may be issued with such designations, powers, preferences and rights as the IBERIABANK Corporation board of directors may from time to time determine. The IBERIABANK Corporation board of directors can, without stockholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

CERTAIN INFORMATION CONCERNING IBERIABANK CORPORATION

General

IBERIABANK Corporation is a registered bank holding company subject to supervision and regulation by the Federal Reserve and is a corporation organized under the law of the State of Louisiana. Its main office is located at 200 West Congress Street, Lafayette, Louisiana 70501 (Telephone Number: (337) 521-4003), IBERIABANK Corporation owns all of the outstanding stock of IBERIABANK, a Louisiana state banking corporation.

At September 30, 2006, IBERIABANK Corporation had total consolidated assets of approximately $3.1 billion, total deposits of approximately $2.4 billion, and total shareholders’ equity of approximately $280.3 million. Additional information about IBERIABANK Corporation is included in documents incorporated by reference in this proxy statement-prospectus. See “Where You Can Find More Information.”

Additional Information

Additional information relating to IBERIABANK Corporation is incorporated into this document by reference. See “Where You Can Find More Information.”

CERTAIN INFORMATION CONCERNING POCAHONTAS BANCORP

General

Pocahontas Bancorp, Inc. was organized in March 1998 to be the holding company for First Community Bank, a federally chartered savings and loan association headquartered in Jonesboro, Arkansas. The bank’s deposits are insured by the Federal Deposit Insurance Corporation, or FDIC, under the Depository Insurance Fund, or DIF. The company is registered as a savings and loan holding company with the Office of Thrift Supervision, or OTS. The company’s main office is located at 1700 E. Highland Drive, Jonesboro, Arkansas, and the telephone number is 870-802-1700.

The company was organized in conjunction with the mutual-to-stock conversion of the Bank’s majority stockholder, Pocahontas Bancorp, MHC, a federal mutual holding company, in March 1998. In this “second step” conversion, 3,570,750 shares of the Company’s common stock were sold in a subscription and community offering at $10.00 per share, and the outstanding common stock of the bank was exchanged for Company common stock at a ratio of 4.0245 to 1.

On May 15, 2001, the company acquired Walden/Smith Financial Group, Inc. and its wholly-owned bank subsidiary, First Community Bank. As part of the acquisition, Walden’s stockholders received an aggregate of $27.4 million in cash for all of the issued and outstanding common stock of Walden. In connection with the acquisition, the company’s savings bank subsidiary, Pocahontas Federal Savings and Loan Association, changed its name to First Community Bank. In addition, the company moved its corporate headquarters to Jonesboro, Arkansas.

On May 31, 2002, the company’s subsidiary, First Community Bank acquired Peoples Bank of Imboden, an Arkansas bank subsidiary of Spring Rivers Bancshares, Inc., in a cash merger valued at approximately $8.4 million. Peoples Bank, which had assets of $71.6 million, was headquartered in Imboden, Arkansas, and operated four full-service banking offices.

On June 18, 2002, the company acquired North Arkansas Bancshares, Inc., the holding company for Newport Federal Savings Bank, for $15.00 per share, or $4.3 million in the aggregate in a stock- for- stock exchange. Newport Federal Savings Bank was a savings bank located in Newport, Arkansas, with $37.0 million in total assets at September 30, 2001.

On October 11, 2002, the company sold its banking offices in Carlisle and England, Arkansas, to the Bank of England.

On April 30, 2003, the company acquired Marked Tree Bancshares and its bank subsidiary, Marked Tree Bank, in a stock transaction valued at approximately $3.2 million. The transaction was structured as a tax-free reorganization whereby Marked Tree stockholders received 103.1004 shares of company stock for each outstanding share of Marked Tree stock. Marked Tree was headquartered in Marked Tree, Arkansas and operated one full-service banking office. At April 30, 2003, Marked Tree had total assets of $32.6 million.

On August 15, 2003, the company sold its banking offices in Brinkley, Arkansas, to the Bank of Brinkley.

On March 5, 2004, the company sold its banking offices in Strawberry, Arkansas, to the Bank of Cave City.

First Community Bank is a community-oriented federally chartered savings and loan association regulated by the OTS, which operates 21 full-service offices in its market area consisting of Northeast Arkansas and Tulsa County, Oklahoma. The bank opened three new branch locations during fiscal 2005.

The bank is primarily engaged in the business of originating single-family residential mortgage loans, commercial real estate loans and commercial business loans funded with deposits and Federal Home Loan Bank, or FHLB, advances.

The bank’s operations are affected by general economic conditions, the monetary and fiscal policies of the federal government and the regulatory policies of government authorities. Deposit flows and the cost of interest-bearing liabilities (“cost of funds”) to the bank are affected by interest rates on competing investments and general market interest rates. Similarly, the bank’s loan volume and yields on loans and investment securities and the level of prepayments on such loans and investment securities are affected by market interest rates, as well as by additional factors affecting the supply of and demand for housing and the availability of funds.

Employees

The company and its affiliates employed 191 full-time equivalent employees at September 30, 2006, compared to 208 and 200 at September 30, 2005 and 2004, respectively. The decrease during fiscal 2006 was primarily the result of management’s efforts to improve efficiency and stream line operations. The increase in the number of full-time equivalent employees in fiscal 2005 was the result of the opening of three new branch locations during the year. We believe that we have been successful in attracting quality employees, and that our employee relations are good.

Competition

First Community Bank faces strong competition both in attracting deposits and in originating loans. Competitors for deposits include thrift institutions, commercial banks, credit unions, money market funds, and other investment alternatives, such as mutual funds, full service and discount broker-dealers, brokerage accounts, and savings bonds or other government securities. Primary competitive factors include convenience of locations, variety of deposit or investment options, rates or terms offered, and quality of customer service.

The bank competes for mortgage loan originations with thrift institutions, banks and mortgage companies, including many large financial institutions, which have greater financial and marketing resources available to them. Primary competitive factors include service quality and speed, relationships with builders and real estate brokers, and rates and fees.

The bank believes that it has been able to compete effectively in its principal markets, and that competitive pressures have not materially interfered with the bank’s ongoing operations.

Lending Activities

Loan Portfolio Composition. The bank’s net loan portfolio including loans held for sale consists primarily of first mortgage loans collateralized by single-family residential real estate, multifamily residential real estate, commercial real estate and agricultural real estate loans. At September 30, 2006, the bank’s net loan portfolio including loans held for sale totaled $435.2 million, of which $131.2 million, or 30.2% were single-family residential real estate mortgage loans, $9.6 million, or 2.2% were multifamily residential real estate loans, $18.1 million, or 4.1% were agricultural real estate loans, and $130.4 million, or 30.0%, were commercial real estate loans (including land loans). Additionally, the bank’s loans at September 30, 2006 included commercial business loans (i.e., crop production, equipment and inventory loans), which totaled $78.6 million, or 18.1%, of the Bank’s net loan portfolio as of September 30, 2006. Other loans, including automobile loans and loans collateralized by deposit accounts totaled $76.0 million, or 17.4% of the bank’s net loan portfolio as of September 30, 2006. The composition of the bank’s loan portfolio has changed during the last six years due to acquisitions, with a larger percentage of loans in commercial real estate and non-real estate loans. These acquisitions of other depository institutions have increased commercial and non-real estate loans by $145.5 million as of the dates of the acquisitions and provided the basis for subsequent originations of other commercial and non-real estate loans.

Analysis of Loan Portfolio

Set forth below is selected data relating to the composition of the bank’s loan portfolio, including loans held for sale, by type of loan as of the dates indicated.

	At September 30
	2006		2005		2004		2003		2002
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in Thousands)
Real estate loans:
Single-family residential	$131,238	30.2%	$136,496	31.8%	$128,072	33.4%	$139,365	35.8%	$188,113	46.1%
Multifamily residential	9,623	2.2	8,812	2.0	2,393	0.6	1,384	0.4	1,194	0.3
Agricultural	18,096	4.1	20,190	4.7	17,915	4.7	20,467	5.3	17,342	4.2
Commercial	130,416	30.0	135,811	31.6	135,326	35.2	113,855	29.2	91,298	22.4

Total real estate loans	289,373	66.5	301,309	70.1	283,706	73.9	275,071	70.7	297,947	73.0

Other loans:
Savings account loans	6,670	1.5	6,279	1.5	5,571	1.5	6,538	1.7	6,808	1.7
Commercial business (1)	78,594	18.1	80,695	18.8	57,045	14.9	67,747	17.3	64,524	15.8
Other (2)	69,313	15.9	52,150	12.1	44,409	11.6	47,354	12.2	46,459	11.4

Total other loans	154,577	35.5	139,124	32.4	107,025	28.0	121,639	31.2	117,791	28.9

Total loans receivable	443,950	102.0	440,433	102.5	390,731	101.9	396,710	101.9	415,738	101.9

Less:
Undisbursed loan proceeds	5,797	1.3	7,456	1.7	2,942	0.8	3,413	0.9	4,243	1.0
Unearned discount and net deferred loan fees	147	0.1	172	0.1	214	0.1	227	0.1	209	0.1
Allowance for loan losses	2,994	0.6	3,209	0.7	3,765	1.0	4,068	0.9	3,205	0.8

Total loans receivable, net	$435,012	100.0%	$429,596	100.0%	$383,810	100.0%	$389,002	100.0%	$408,081	100.0%

(1)	Includes crop-production loans, livestock loans and equipment loans.
(2)	Includes second mortgage loans, unsecured personal lines of credit and automobile loans.

Loan Maturity Schedule. The following table sets forth certain information as of September 30, 2006, regarding the dollar amount of gross loans maturing in the bank’s portfolio based on their contractual terms to maturity. Demand loans, loans having no stated schedule of repayments, and overdrafts are reported as due in one year or less. Adjustable and floating rate loans are included in the period in which interest rates are next scheduled to adjust rather than in which they mature, and fixed rate loans are included in the period in which the final contractual repayment is due.

	Within 1 Year	1-3 Years	3-5 Years	5-10 Years	10-20 Years	Beyond 20 Years	Total
	(In Thousands)
Fixed rate loans	$93,682	$116,915	$62,279	$44,572	$29,631	$12,370	$359,449
Variable rate loans	$6,866	$8,264	$16,565	$5,069	$15,220	$32,517	$84,501

Total	$100,548	$125,179	$78,844	$49,641	$44,851	$44,887	$443,950

The following table sets forth at September 30, 2006, the dollar amount of all fixed rate and adjustable rate loans due after September 30, 2007.

	Fixed	Adjustable	Total
	(in Thousands)
Single family residential	$58,412	$52,680	$111,092
Multifamily residential	8,673	140	$8,813
Agricultural	14,480	595	$15,075
Commercial	99,052	9,225	$108,277
Commercial Business	20,613	14,901	$35,514
Other	64,537	94	$64,631

Total:	$265,767	$77,635	$343,402

Single-Family Residential Real Estate Loans. One of the bank’s primary lending activities is the origination of single-family, owner-occupied, residential mortgage loans collateralized by properties located in the bank’s market area. The bank generally does not originate single-family residential loans collateralized by properties outside of its market area. However, the bank has been an active purchaser of single-family loans from outside the bank’s primary market area. At September 30, 2006, the bank had $131.2 million, or 30.2%, of its total net loan portfolio invested in single-family residential mortgage loans, most of which were collateralized by properties located in the Bank’s market area or in counties contiguous with the bank’s market area.

The bank’s single-family, fixed rate, residential real estate loans generally are originated and underwritten according to standards that qualify such loans for resale in the secondary mortgage market. The bank generally retains the adjustable rate mortgage, or ARM, loans that it originates. Whether the bank can or will sell fixed rate loans, however, depends on a number of factors including the yield and the term of the loan, market conditions, and the bank’s current interest rate risk analysis. At September 30, 2006, loans held for sale were $3.2 million, at September 30, 2005, loans held for sale were $3.1 million, and at September 30, 2004 loans held sale were $1.5 million. During the fiscal years ended September 30, 2006 and 2005, the bank sold into the secondary market $49.2 million and $54.5 million, respectively, of single-family, fixed rate, residential mortgage loans, generally from current period originations. The bank retained the servicing rights on $19.5 million of loans sold to Fannie Mae in fiscal years 2005; the servicing rights asset, which was $0.6 million as of September 30, 2005 was included in other assets in the company’s consolidated financial statements. During the fiscal year ended September 30, 2006, the Bank sold the servicing rights on loans sold to Fannie Mae for a net gain of $159 thousand.

The bank currently offers single-family residential mortgage loans with terms typically ranging from 10 to 30 years, and with adjustable or fixed interest rates. Single-family residential real estate loans often remain outstanding for significantly shorter periods than their contractual terms because borrowers may refinance or prepay loans at their option. The average length of time that the bank’s single-family residential mortgage loans remain outstanding varies significantly depending upon trends in market interest rates and other factors. Accordingly, estimates of the average length of single-family loans that remain outstanding cannot be made with any degree of accuracy.

Originations of fixed-rate mortgage loans versus ARM loans are monitored on an ongoing basis and are affected significantly by the level of market interest rates, customer preference, the bank’s interest rate risk analysis, and loan products offered by the bank’s competitors. Particularly in a relatively low interest rate environment, borrowers may prefer fixed rate loans to ARM loans. However, management’s strategy is to emphasize ARM loans, and the bank has been successful in maintaining a level of ARM loan originations acceptable to management.

The bank’s ARM loans are generally for terms of 30 years, with interest rates that adjust annually. The bank establishes various annual and life-of-the-loan caps on ARM loan interest rate adjustments. The bank’s current index on its ARM loans is the one-year constant maturity treasury, or CMT, rate for one-year ARM loans, a three-year CMT rate for three-year ARM loans, and a five-year CMT rate for five-year ARM loans, plus a range of margin of 200 to 300 basis points, subject to change based on market conditions. The bank determines whether a borrower qualifies for an ARM loan based on the fully indexed rate of the ARM loan at the time the loan is originated.

The primary purpose of offering ARM loans is to make the bank’s loan portfolio more interest rate sensitive. ARM loans carry increased credit risk associated with potentially higher monthly payments by borrowers as general market interest rates increase. It is possible, therefore, that during periods of rising interest rates, the risk of default on ARM loans may increase due to the upward adjustment of interest costs to the borrower. Management believes that the bank’s credit risk associated with its ARM loans is reduced because of the lifetime interest rate adjustment limitations on such loans. However, interest rate caps and the changes in the CMT rate, which is a lagging market index to which the bank’s ARM loans are indexed, may reduce the bank’s net earnings in a period of rising market interest rates.

The bank’s single-family residential first mortgage loans customarily include due-on-sale clauses, which are provisions giving the bank the right to declare a loan immediately due and payable in the event, among other things, that the borrower sells or otherwise disposes of the underlying real property serving as security for the loan. Due-on-sale clauses are an important means of adjusting the rates on the bank’s fixed rate mortgage loan portfolio.

Regulations limit the amount that a savings association may lend relative to the appraised value of the real estate securing the loan, as determined by an appraisal at the time of loan origination. Such regulations permit a maximum loan-to-value ratio of 100% for residential property and a lower percentage for other real estate loans, depending on the type of loan. The bank’s lending policies limit the maximum loan-to-value ratio on both fixed rate and ARM loans without private mortgage insurance to 90% of the lesser of the appraised value or the purchase price of the property to serve as collateral for the loan. The bank generally requires fire and casualty insurance, as well as title insurance, on all properties securing real estate loans made by the bank.

Multifamily Residential Real Estate Loans. Although the bank does not emphasize multifamily residential loans and has not been active recently in this area, the bank has originated loans collateralized by multifamily residential real estate. Such loans constituted approximately $9.6 million, or 2.2% of the bank’s total net loan portfolio at September 30, 2006, compared to $8.8 million, or 2.0% of the bank’s total net loan portfolio at September 30, 2005, $2.4 million, or 0.6% of the Bank’s total net loan portfolio at September 30, 2004, $1.4 million, or 0.4% of the Bank’s total net loan portfolio at September 30, 2003, and $1.2 million, or 0.3% of the bank’s total net loan portfolio at September 30, 2002. The bank’s multifamily real estate loans are primarily collateralized by multifamily residences, such as apartment buildings. Multifamily residential real estate loans are offered with fixed and adjustable interest rates and are structured in a number of different ways depending upon the circumstances of the borrower and the type of multifamily project. Fixed interest rate loans generally have five-to-seven-year terms with a balloon payment based on a 15 to 25 year amortization schedule.

Loans collateralized by multifamily real estate generally involve a greater degree of credit risk than single-family residential mortgage loans and carry individually larger loan balances. This increased credit risk is a result of several factors, including the concentration of principal in a limited number of loans and borrowers, the effects of general economic conditions on income producing properties, and the increased difficulty of evaluating and monitoring these types of loans. Furthermore, the repayment of loans collateralized by multifamily real estate typically depends upon the successful operation of the related real estate property. If the cash flow from the project is reduced, the borrower’s ability to repay the loan may be impaired.

Agricultural Real Estate Loans. In recent years the bank has increased its originations of agricultural real estate loans for the purchase of farmland in the bank’s market area. Loans collateralized by farmland constituted $18.1 million, or 4.1% of the bank’s total net loan portfolio at September 30, 2006, compared to $20.2 million, or 4.7% of the bank’s total net loan portfolio at September 30, 2005, $17.9 million or 4.7%, $20.5 million, or 5.3%, and $17.3 million, or 4.2% of the bank’s total net loan portfolio at September 30, 2004, 2003, and 2002, respectively.

Agricultural mortgage loans have various terms up to 5 years with a balloon payment based on amortization schedules up to 20 years. Such loans are originated with fixed rates and generally include personal guarantees. The loan-to-value ratio on agricultural mortgage loans is generally limited to 75%. The bank earns higher yields on agricultural mortgage loans than on single-family residential mortgage loans. Agricultural related lending, however, involves a greater degree of risk than single-family residential mortgage loans because of the typically larger loan amounts and a somewhat more volatile market. In addition, repayments on agricultural mortgage loans are substantially dependent on the successful operation or management of the farm property collateralizing the loan, which is affected by many factors, such as weather and changing market prices, outside the control of the borrower.

Commercial Real Estate Loans. Loans collateralized by commercial real estate, including land loans, constituted $130.4 million, or 30.0% of the bank’s total net loan portfolio at September 30, 2006, compared to $135.8 million, or 31.6%, $135.3 million, or 35.2%, $113.9 million, or 29.2%, and $91.3 million, or 22.4% of the bank’s total net loan portfolio at September 30, 2005, 2004, 2003, and 2002, respectively. The bank’s commercial real estate loans are collateralized by property such as office buildings, retail buildings, churches and other nonresidential buildings. At September 30, 2006, substantially all of the bank’s commercial real estate loans were collateralized by properties located within the bank’s market area.

Commercial real estate loans currently are offered primarily with fixed rates and are structured in a number of different ways depending upon the circumstances of the borrower and the nature of the project. Fixed rate loans generally have five-to-seven year terms with a balloon payment based on a 15 to 25 year amortization schedule.

Loans collateralized by commercial real estate generally involve a greater degree of credit risk than single-family residential mortgage loans and carry larger loan balances. This increased credit risk is a result of several factors, including the concentration of principal in a limited number of loans and borrowers, the effects of general economic conditions on income-producing properties, and the greater difficulty of evaluating and monitoring these types of loans. Furthermore, the repayment of loans collateralized by commercial real estate is typically dependent upon the successful operation of the related real estate property. If the cash flow from the project is reduced, the borrower’s ability to repay the loan may be impaired.

Commercial Business Loans. In recent years, the bank has emphasized the origination of commercial business loans, which include equipment, inventory and crop production loans. Such loans comprised $78.6 million or 18.1% of the bank’s total net loan portfolio at September 30, 2006, as compared to $80.7 million, or 18.8%, $57.0 million, or 14.9%, $67.7 million, or 17.3%, and $64.5 million, or 15.8% of the bank’s total net loan portfolio at September 30, 2005, 2004, 2003, and 2002, respectively. When making commercial business loans, we consider the financial strength of the borrower, our lending history with the borrower, the debt service capabilities of the borrower, the projected cash flows of the business and the value and type of the collateral. In addition, we usually require the business principals to execute personal guarantees. Commercial business loans are offered primarily on a fixed rate basis with maturities generally of less than five years.

As with agricultural real estate loans, agricultural operating loans involve a greater degree of risk than residential mortgage loans because the payments on such loans are dependent on the successful operation or management of the farm property for which the operating loan is utilized. See “Agricultural Real Estate Loans” for the various risks associated with agricultural operating loans. Other commercial business loans generally have a greater credit risk than residential mortgage loans as well. Unlike residential mortgage loans, which generally are made on the basis of the borrower’s ability to make repayment from his or her employment or other income, and which are secured by real property whose value tends to be more easily ascertainable, commercial business loans generally are made on the basis of the borrower’s ability to repay the loan from the cash flow of the borrower’s business. As a result, the availability of funds for the repayment of commercial business loans may depend substantially on the success of the business itself. Further, any collateral securing the loans may depreciate over time, may be difficult to appraise and may fluctuate in value. We seek to minimize these risks through our underwriting standards.

Other Loans. The bank originates various consumer loans, including automobile, deposit account loans and second mortgage loans, principally in response to customer demand in our primary market area. As of September 30, 2006, such loans totaled $76.0 million, or 17.4% of the bank’s total net loan portfolio as compared to $58.4 million, or 13.6%, to $50.0 million, or 13.1%, $53.9 million, or 13.9%, and $53.3 million, or 13.1%, of the bank’s total net loan portfolio as of September 30, 2005, 2004, 2003, and 2002, respectively. Consumer loans are offered primarily on a fixed rate basis with maturities generally of less than ten years.

Consumer loans entail greater risk than do residential mortgage loans, particularly in the case of loans that are unsecured or secured by rapidly depreciating assets such as automobiles, motorcycles, motor homes and boats. In these cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance as a result of the greater likelihood of damage, loss or depreciation. In addition, consumer loan collections depend on the borrower’s continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy.

Origination, Purchase and Sale of Loans and Mortgage-Backed Securities. The table below shows the bank’s originations, purchases and sales of loans, including loans held for sale, and mortgage-backed securities for the periods indicated.

	Year Ended September 30
	2006	2005	2004	2003	2002
	(In Thousands)
Total loans receivable, net at beginning of year	$429,596	$383,810	$389,002	$408,081	$349,376
Loans originated:
Real estate:
Single-family residential	79,242	95,206	91,256	87,843	93,072
Multifamily residential	14,792	4,600	1,305	313	—
Commercial	29,462	50,772	60,409	55,255	41,130
Agricultural	2,195	5,396	32,188	39,287	27,100
Other:
Commercial business	62,029	58,929	12,855	19,140	18,324
Savings account loans	5,641	4,246	2,647	5,102	6,310
Other	42,510	37,698	25,856	18,462	22,558

Total loans originated	235,871	256,847	226,516	225,402	208,494

Loans purchased	5,699	5,900	9,721	20,041	76,676
Loans sold	(49,165)	(54,550)	(64,604)	(79,097)	(28,469)
Loans transferred to REO	(1,188)	(2,185)	(2,707)	(2,119)	(2,312)
Loans to facilitate the sale of REO	(384)	(852)	(1,150)	(1,533)	(1,471)
Loan repayments	(185,409)	(159,838)	(170,241)	(182,495)	(194,449)
Other loan activity (net) (1)	(8)	464	(2,727)	722	236

Total loans receivable, net at end of year	$435,012	$429,596	$383,810	$389,002	$408,081

Mortgage-backed securities, net at beginning of year	$175,189	$218,467	$216,072	$104,835	$37,090
Purchases	14,700	53,111	105,054	239,594	106,121
Sales	—	(48,615)	(31,085)	(88)	(19,256)
Fair value adjustment	(490)	(2,818)	(1,922)	(1,024)	745
Repayments	(36,164)	(44,675)	(69,514)	(127,375)	(20,183)
Discount amortization / accretion	(211)	(281)	(138)	130	318

Mortgage-backed and related securities, net at end of year	$153,024	$175,189	$218,467	$216,072	$104,835

Total loans receivable, net, and mortage-backed and related securities, net, at end of year	$588,036	$604,785	$602,277	$605,074	$512,916

(1)	Includes provisions for loan losses and amortization of deferred loan fees.

Loans to One Borrower. The maximum loans that a savings association may make to one borrower or a related group of borrowers is 15% of the savings association’s unimpaired capital and unimpaired surplus on an unsecured basis, and an additional amount equal to 10% of unimpaired capital and unimpaired surplus if the loan is collateralized by readily marketable collateral (generally, financial instruments and bullion, but not real estate).

Asset Quality

When a borrower fails to make a required payment on a loan, the bank attempts to cure the deficiency by contacting the borrower and seeking the payment. Depending upon the type of loan, late notices are sent and/or personal contacts are made. In most cases, deficiencies are cured promptly. While the bank generally prefers to work with borrowers to resolve such problems, when a mortgage loan becomes 90 days delinquent, the bank generally institutes foreclosure or other proceedings, as necessary, to minimize any potential loss. Real estate that the Company obtains as a result of these proceedings is classified as real estate owned, or REO, until such time as it is sold. REO is initially recorded at its estimated fair value, less estimated selling expenses. Management periodically performs valuations, and any subsequent decline in estimated fair value is charged to operations.

Classification of Assets. Federal regulations provide for the classification of loans and other assets such as debt and equity securities considered by the OTS to be of lesser quality as “substandard,” “doubtful,” or “loss” assets. An asset is considered “substandard” if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. “Substandard” assets include those characterized by the “distinct possibility” that the savings institution will sustain “some loss” if the deficiencies are not corrected. Assets classified as “doubtful” have all of the weaknesses inherent in those classified “substandard,” with the added characteristic that the weaknesses present make “collection or liquidation in full,” on the basis of currently existing facts, conditions, and values, “highly questionable and improbable.” Assets classified as “loss” are those considered “uncollectible” and of such little value that their continuance as assets is not warranted. These “loss” assets are charged against the allowance for loan losses in the period management believes the uncollectibility of a loan balance is confirmed. The amount by which loan principal for classified, asset-based loans exceeds the estimated value of the collateral on the loan is also considered by the company a loss asset and afforded the same accounting treatment as other loss assets. Assets that do not expose the savings institution to risk sufficient to warrant classification in one of the aforementioned categories, but which possess some weaknesses, are required to be designated “special mention” by management. Loans designated as special mention are generally loans that, while current in required payments, have exhibited some potential weaknesses that, if not corrected, could increase the level of risk in the future.

A savings institution’s determination as to the classification of its assets and the amount of its valuation allowances is subject to review by federal regulators, who can order the establishment of additional loan loss allowances.

The following table sets forth the aggregate amount of the bank’s classified assets at the dates indicated.

	At September 30
	2006	2005	2004	2003	2002
	(In Thousands)
Substandard assets	$5,139	$5,376	$7,826	$8,150	$4,166
Doubtful assets	366	253	600	915	—

Total classified assets	$5,505	$5,629	$8,426	$9,065	$4,166

Non-performing Loans, Allowance for Loan Losses and Loan Loss Provisions. The allowance for loan losses is established through a provision for loan losses based on management’s quarterly asset classification review and evaluation of the risk inherent in the bank’s loan portfolio and changes in the nature and volume of its loan activity. Such evaluation, which includes a review of all loans on which full collection may not be reasonably assured, considers among other matters, the estimated value of collateral, cash flow analysis, historical loan loss experience, and other factors that warrant recognition in providing allowances.

During the fiscal years ended September 30, 2006, 2005, 2004, 2003, and 2002, the bank added $845,000, $525,000, $3,900,000, $2,595,000, and $900,000, respectively, to its allowance for loan losses. The bank’s allowance for loan losses totaled $3.0 million, or 0.6% of total loans, $3.2 million, or 0.7% of total loans, $3.8 million, or 1.0% of total loans, $4.1 million, or 1.0% of total loans, and $3.2 million, or 0.8% of total loans, at September 30, 2006, 2005, 2004, 2003, and 2002, respectively. Net charge offs totaled $1.1 million or 0.2% of total loans, $1.1 million or 0.2% of total loans, $4.2 million or 1.1% of total loans, $2.1 million or 0.5% of total loans, and $1.1 million or 0.3% of total loans for the years ended September 30, 2006, 2005, 2004, 2003, and 2002, respectively. Total nonperforming loans decreased $1.8 million to $2.1 million at September 30, 2006 from $3.9 million at September 30, 2005, compared to the decrease of $0.8 million in 2005 from $4.7 million at September 30, 2004. Based on presently available information, management believes that the current allowance for loan losses is adequate. Changing economic and other conditions may require future adjustments to the allowance for loan losses.

During the last six fiscal years, the company has completed separate acquisitions of four banks. The loans acquired as part of these acquisitions have contributed to the increase in the balance of nonperforming loans in the company’s portfolio; of the $2.1 million in nonperforming loans as of September 30, 2006, $0.5 million, or 23.8% were loans acquired as part of the bank acquisitions. Nonperforming commercial loans have increased $0.2 million due to the acquisitions. We believe that the increase in non-performing commercial loans was a result of a lower quality of underwriting and collection efforts at the acquired institutions prior to the company’s acquisition of the institutions compared to the company’s underwriting and collection efforts. Approximately $2.0 million of loan loss allowance on the loans was transferred with these bank acquisitions. Total charge offs for fiscal years 2001 – 2006 totaled $12.8 million with $6.0 million or 46.9% of charge offs recorded in connection with the loans acquired in these acquisitions.

Loans are placed on non-accrual status when, in the judgment of management, the probability of collection of interest is deemed to be insufficient to warrant further accrual. When a loan is placed on non-accrual status, previously accrued but unpaid interest is deducted from interest income and a corresponding specific interest reserve is established. The bank generally does not accrue interest on loans past due 90 days or more. Loans may be reinstated to accrual status when payments are made to bring the loan under 90 days past due and, in the opinion of management, collection of the remaining balance can be reasonably expected. Non-accrual loans decreased $1.8 million or 46.2% to $2.1 million at September 30, 2006 from $3.9 million at September 30, 2005. The interest income not recognized by the company on the non-accrual loans was $0.2 million, $0.4 million, $0.5 million, $0.4 million, and $0.3 million, for the years ended September 30, 2006, 2005, 2004, 2003, and 2002, respectively. There was no interest income recognized on non-accrual loans during the periods.

The following table sets forth information regarding non-accrual loans (nonperforming loans) and real estate owned by the bank at the dates indicated.

	At September 30
	2006	2005	2004	2003	2002
	(Dollars In Thousands)
Nonperforming loans:
Single-family residential real estate	$1,150	$2,644	$1,540	$2,383	$1,744
Agriculture real estate	123	386	1,014	66	94
Commercial real estate	482	581	1,726	1,919	452
Commercial non real estate	246	178	233	764	489
Other loans	58	147	153	478	404

Total nonperforming loans	2,059	3,936	4,666	5,610	3,183
Total real estate owned and repossessed assets (1)	63	349	619	802	1,707

Total nonperforming assets	$2,122	$4,285	$5,285	$6,412	$4,890

Total nonperforming loans to net loans receivable	0.47%	0.92%	1.22%	1.43%	0.78%
Total nonperforming loans to total assets	0.28%	0.53%	0.65%	0.73%	0.52%
Total nonperforming assets to total assets	0.29%	0.58%	0.73%	0.84%	0.79%

(1)	Net of valuation allowances

The allowance for loan losses is a valuation allowance to provide for incurred but not yet realized losses. The company reviews its loans for impairment on a quarterly basis. Impairment is determined by assessing the probability that the borrower will not be able to fulfill the contractual terms of the agreement. If a loan is determined to be impaired, the amount of the impairment is measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate or by use of the observable market price of the loan or fair value of collateral if the loan is collateral dependent. Throughout the year management estimates the level of probable losses to determine whether the allowance for loan losses is appropriate considering the estimated losses existing in the portfolio. Based on these estimates, an amount is charged to the provision for loan losses and credited to the allowance for loan losses in order to adjust the allowance to a level determined by management to be appropriate relative to losses. The allowance for loan losses is increased by charges to income (provisions) and decreased by charge-offs, net of recoveries.

Management’s periodic evaluation of the appropriateness of the allowance is based on the Company’s past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral and current economic conditions.

Homogeneous loans are those that are considered to have common characteristics that provide for evaluation on an aggregate or pool basis. The company considers the characteristics of (1) one-to-four family residential first mortgage loans; (2) automobile loans and; (3) consumer and home improvement loans to permit consideration of the appropriateness of the allowance for losses of each group of loans on a pool basis. The primary methodology used to determine the appropriateness of the allowance for losses includes segregating certain specific, poorly performing loans based on their performance characteristics from the pools of loans as to type and then applying a loss factor to the remaining pool balance based on several factors including classification of the loans as to grade, past loss experience, inherent risks, economic conditions in the primary market areas and other factors which usually are beyond the control of the company. Those segregated specific loans are evaluated using the present value of future cash flows, usually determined by estimating the fair value of the loan’s collateral reduced by any cost of selling and discounted at the loan’s effective interest rate if the estimated time to receipt of monies is more than three months.

Non-homogeneous loans are those loans that can be included in a particular loan type, such as commercial loans and multi-family and commercial first mortgage loans, but which differ in other characteristics to the extent that valuation on a pool basis is not valid. After segregating specific, poorly performing loans and applying the methodology as noted in the preceding paragraph for such specific loans, the remaining loans are evaluated based on payment experience, known difficulties in the borrower’s business or geographic area, loss experience, inherent risks and other factors usually beyond the control of the company. These loans are then graded and a factor, based on experience, is applied to estimate the probable loss.

Estimates of the probability of loan losses involve an exercise of judgment. While it is possible that in the near term the company may sustain losses, which are substantial in relation to the allowance for loan losses, it is the judgment of management that the allowance for loan losses reflected in the consolidated statements of financial condition is appropriate considering the estimated probable losses in the portfolio.

While loss allowance is charged against earnings, loan loss allowance is added back to capital, subject to a limitation of 1.25% of risk-based assets, in computing risk-based capital under OTS regulations.

Analysis of the Allowance for Loan Losses. The following table sets forth the analysis of the allowance for loan losses for the periods indicated.

	Year Ended September 30
	2006	2005	2004	2003	2002
	(Dollars In Thousands)
Total loans receivable	$443,950	$440,433	$390,731	$396,710	$415,738
Average net loans outstanding	425,944	381,390	388,679	391,588	353,585

Allowance balances (at beginning of year)	3,209	3,765	4,068	3,205	2,542
Provision for losses:	845	525	3,900	2,595	900
Balance transferred at acquisition*	—	—	—	355	836
Charge-offs:
Single Family	(350)	(374)	(601)	(397)	(239)
Agriculture	—	(31)	(87)	(129)	—
Commercial real estate	(617)	(711)	(858)	(211)	(32)
Commercial business	(308)	(864)	(2,418)	(378)	(692)
Other	(247)	(329)	(681)	(1,089)	(174)
Recoveries:
Single Family	205	104	6	6	1
Agriculture	—	8	17	—	—
Commercial real estate	39	217	104	27	6
Commercial business	132	769	189	—	5
Other	86	130	126	84	52

Allowance balance (at end of year)	$2,994	$3,209	$3,765	$4,068	$3,205

Allowance for loan losses as a percent of total loans receivable at end of year	0.67%	0.73%	0.96%	1.03%	0.77%
Loans charged off as a percent of average net loans outstanding	0.36%	0.61%	1.20%	0.56%	0.32%
Ratio of allowance for loan losses to total nonperforming loans at end of year	145.41%	81.53%	80.69%	72.51%	100.69%
Ratio of allowance for loan losses to total nonperforming assets at end of year	141.09%	74.89%	71.24%	63.44%	65.54%

*	Marked Tree Bancshares in 2003, People’s Bank and North Arkansas Bancshares in 2002

Allocation of Allowance for Loan Losses. The following table sets forth the allocation of allowance for loan losses by loan category at the dates indicated.

	At September 30
	2006		2005		2004		2003		2002
	Amount	% of Loans in Each Category to Total Loans	Amount	% of Loans in Each Category to Total Loans	Amount	% of Loans in Each Category to Total Loans	Amount	% of Loans in Each Category to Total Loans	Amount	% of Loans in Each Category to Total Loans
	(Dollars in Thousands)
Balance at end of period applicable to:
Single Family	$889	28.2%	$736	29.3%	$601	31.5%	$705	33.8%	$1,445	45.1%
Multi Family	—	2.2	—	2.0	34	0.6	20	0.4	10	0.3
Agriculture real estate	103	4.1	188	4.7	493	4.7	395	5.3	135	4.2
Commercial real estate	675	30.0	748	31.6	1,435	35.2	1,606	29.2	718	22.4
Commercial business	1,212	18.1	1,352	18.8	977	14.9	1,108	17.4	506	15.8
Other Loans	115	17.4	185	13.6	225	13.1	234	13.9	391	12.2

Total allowance for loan losses	$2,994	100.0%	$3,209	100.0%	$3,765	100.0%	$4,068	100.0%	$3,205	100.0%

Investment Activities

Mortgage-Backed Securities. Mortgage-backed securities represent a participation interest in a pool of single-family or multi-family mortgages, the principal and interest payments on which are passed from the mortgagors, through intermediaries that pool and repackage the participation interests in the form of securities, to investors such as the bank. Mortgage-backed securities typically are issued with stated principal amounts. The securities are backed by pools of mortgages that have loans with interest rates that are within a range and have varying maturities. The underlying pool of mortgages can be composed of either fixed-rate mortgages or ARM loans. As a result, the interest rate risk characteristics of the underlying pool of mortgages, i.e., fixed-rate or adjustable-rate, as well as the prepayment risk, are passed on to the certificate holder. The bank invests in mortgage-backed securities to supplement local single-family loan originations as well as to reduce interest rate risk exposure, because mortgage-backed securities are more liquid than mortgage loans.

Set forth below is selected data relating to the composition of the bank’s mortgage-backed securities portfolio as of the dates indicated.

	At September 30
	2006		2005		2004		2003		2002
	$	%	$	%	$	%	$	%	$	%
	(Dollars in Thousands)
Mortgage-backed securities:
Adjustable	$—	0.0%	$—	0.0%	$12,180	5.6%	$15,179	7.0%	$14,075	13.4%
Fixed	153,024	100.0%	175,189	100.0%	206,287	94.4%	200,893	93.0%	90,760	86.6%

Total mortage-backed securities, net	$153,024	100%	$175,189	100%	$218,467	100%	$216,072	100%	$104,835	100%

At September 30, 2006, mortgage-backed securities aggregated $153.0 million, or 20.7% of the bank’s total assets. At September 30, 2006, $91.7 million of the bank’s mortgage-backed securities were classified as available-for-sale, and $61.3 million of the bank’s mortgage-backed securities were classified as held-to-maturity.

Other Investment Securities. The bank’s investment portfolio, excluding mortgage-backed securities, FHLB stock, and trading securities, consists of obligations of the United States Government treasuries and agencies thereof, municipal bonds, corporate bonds, mutual funds, interest-earning deposits in other institutions and equity investments. The carrying value of this portion of the bank’s investment portfolio totaled $73.7 million, $54.2 million, $28.4 million, $82.9 million, and $20.6 million at September 30, 2006, 2005, 2004, 2003, and 2002, respectively. At September 30, 2006, $13.5 million of the bank’s investment securities, excluding mortgage-backed securities, had a remaining term to maturity of one year or less, and $18.8 million had a remaining term to maturity of five years or less. During the year ended September 30, 2004, the company analyzed the classification of securities and subsequently transferred $86.1 million of securities from available-for-sale to held-to-maturity.

The following table sets forth the composition of the bank’s investments as of the dates indicated.

	At September 30
	2006	2005	2004	2003	2002
	(In Thousands)
Investment securities:
Mortgage-backed securities	$153,024	$175,189	$218,467	$216,072	$104,835
Corporate bonds	—	—	—	14,269	3,814
U.S. Government treasury obligations	19,921	19,844	—	4,171	—
U.S. Government agency obligations	4,000	4,000	4,442	39,105	3,648
Municipal bonds	47,870	29,403	22,934	24,351	13,167
Preferred Security	108	—	—	—	—
Equity securities (Common Stock)	795	—	—	—	—
Mutual fund	963	976	990	1,005	—

Total investment securities	226,681	229,412	246,833	298,973	125,464

FHLB stock	6,572	7,962	7,926	5,584	2,126

Total investments	$233,253	$237,374	$254,759	$304,557	$127,590

The bank is required under federal regulations to maintain a minimum amount of liquid assets that may be invested in specified short-term securities and certain other investments. The bank generally has maintained a portfolio of liquid assets that exceeds regulatory requirements. Liquidity levels may be increased or decreased depending upon the yields on investment alternatives and upon management’s judgment as to the attractiveness of the available yields in relation to other opportunities, management’s expectation of the level of yield that will be available in the future, as well as management’s projections of short term demand for funds in the bank’s loan origination and other activities.

Investment Portfolio Maturities The following table sets forth the scheduled maturities, carrying values, market values and average yields for the bank’s investment securities at September 30, 2006.

	One Year or Less		One to Five Years		Five to Ten Years		Over Ten Years		Total
	Carrying Value	Annualized Weighted Average Yield	Carrying Value	Annualized Weighted Average Yield	Carrying Value	Annualized Weighted Average Yield	Carrying Value	Annualized Weighted Average Yield	Carrying Value	Market Value	Average Life in Years	Annualized Weighted Average Yield
	(Dollars In Thousands)
Investment securities:
U.S. Government Agency Securities	$—	0.00%	$—	0.00%	$—	0.00%	$4,000	3.88%	$4,000	$3,867	6.72	3.88%
U.S. Government Treasury Securities	9,988	3.69%	9,933	3.88%	—	0.00%	—	0.00%	19,921	19,744	0.90	3.78%
State and municipal obligations (1)	1,656	2.71%	8,851	3.46%	9,630	3.87%	27,733	4.32%	47,870	48,004	4.65	4.01%
CMOs (2)	—	0.00%	—	0.00%	—	0.00%	19,508	4.07%	19,508	18,451	3.74	4.07%
Mortgage-backed securities	—	0.00%	—	0.00%	104,519	4.04%	28,997	4.35%	133,516	131,817	3.41	4.11%
Preferred Security	108	0.00%	—	0.00%	—	0.00%	—	0.00%	108	108
Equity Securities (Common Stock)	795	0.00%	—	0.00%	—	0.00%	—	0.00%	795	795
Mutual Fund	963	4.33%	—	0.00%	—	0.00%	—	0.00%	963	963	4.57	4.33%

Total investment securities	13,510	3.30%	18,784	3.46%	114,149	4.02%	80,238	4.25%	226,681	223,749		4.01%

FHLB stock									6,572	6,572
Accrued interest on investments									1,191	1,191

Total investment securities, including accrued interest									$234,444	$231,512

(1)	The yield on these tax-exempt obligations has not been compiled on a tax-equivalent basis.
(2)	The average life in years is based on actual stated maturities; however, management anticipates a shorter life on these securities.

Sources of Funds

General. Deposits are a significant source of the bank’s funds for lending and other investment purposes. In addition to deposits, the bank derives funds from FHLB advances, the amortization and prepayment of loans and mortgage-backed securities, the sale or maturity of investment securities, and operations. Scheduled loan principal repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are influenced significantly by general interest rates and market conditions. Borrowings may be used on a short-term basis to compensate for reductions in the availability of funds from other sources or on a longer-term basis for general business purposes.

Deposits. Consumer and commercial deposits are received principally from within the bank’s market area through the offering of a broad selection of deposit instruments including NOW accounts, savings, money market deposit accounts, term certificate accounts and individual retirement accounts. Deposit account terms vary according to the minimum balance required, the period of time during which the funds must remain on deposit, and the interest rate, among other factors. The maximum rate of interest the bank may pay is not established by regulatory authority. The bank regularly evaluates its internal cost of funds, surveys rates offered by competing institutions, reviews the bank’s cash flow requirements for lending and liquidity, and executes rate changes when deemed appropriate.

Time Deposit Rates. The following table sets forth the certificates of deposit of the bank classified by rates as of the dates indicated:

	At September 30
	2006	2005	2004	2003	2002
	(In Thousands)
Rate
0.00-1.99%	$3,220	$226	$63,971	$57,083	$12,997
2.00-2.99%	4,799	58,234	105,611	35,416	95,895
3.00-3.99%	68,875	126,083	38,744	130,930	126,881
4.00-5.99%	264,289	82,428	28,429	47,239	85,244
6.00-7.99%	—	815	2,482	4,013	11,165
8.00-9.99%	—	—	224	223	225

Total	$341,183	$267,786	$239,461	$274,904	$332,407

Time Deposit Maturities. The following table sets forth the amount and maturities of certificates of deposit at September 30, 2006.

	Maturity
	3 months or less	3 to 6 months	6 to 12 months	Over 12 months	Total
	(In Thousands)
Certificate of Deposit less than $100,000	$64,313	$33,641	$54,761	$35,783	$188,498
Certificate of Deposit greater than or equal to $100,000	55,389	22,280	40,920	34,096	152,685

Total Certificates of Deposit	119,702	55,921	95,681	69,879	341,183

Borrowings

Deposits of the bank are a significant source of funds as are short term and long term advances from the FHLB. FHLB advances are collateralized by the bank’s stock in the FHLB, investment securities and a blanket lien on the bank’s mortgage portfolio. Such advances are made pursuant to different credit programs, each of which has its own interest rate and range of maturities. The maximum amount that the FHLB will advance to member institutions, including the bank, for purposes other than meeting withdrawals, fluctuates from time to time in accordance with the policies of the FHLB. The maximum amount of FHLB advances to a member institution generally is reduced by borrowings from any other source. At September 30, 2006, the bank’s FHLB advances totaled $104.4 million.

The following table sets forth certain information regarding borrowings by the bank during the years ended September 30:

	Year Ended September 30,
	2006	2005	2004	2003	2002
	(Dollars In Thousands)
Weighted average rate paid on: (1)
FHLB advances	3.97%	3.41%	2.56%	3.13%	3.70%
Other borrowings (2)	0.00%	0.00%	5.25%	5.25%	0.00%
FHLB advances:
Maximum balance	$171,078	$184,950	$159,337	$110,184	$73,316
Average balance	$136,383	$154,432	$123,107	$33,651	$36,713
Other borrowings: (2)
Maximum balance	$—	$—	$671	$284	$350
Average balance	$—	$—	$336	$284	$—

(1)	Calculated using monthly weighted average interest rates.
(2)	Includes securities sold under agreements to repurchase and a loan assumed with the acquisition of Marked Tree Bancshares, Inc. in 2003. Other borrowings are included in accrued expenses and other liabilities in the consolidated statement of financial condition.

Savings associations are authorized to borrow from the Federal Reserve Bank “discount window,” but Federal Reserve Board regulations require savings associations to exhaust other reasonable alternative sources of funds, including FHLB advances, before borrowing from the Federal Reserve Bank. As of September 30, 2006, the company had no “discount window” borrowings.

Trust Preferred Securities

The company has issued two series of Trust Preferred Securities totaling $17.5 million. The Trust Preferred Securities are discussed in detail in Note 11 to the Consolidated Financial Statements, contained herein.

Subsidiaries’ Activities

The bank is the wholly owned subsidiary of the company. The bank has three wholly owned subsidiaries, Sun Realty, Inc., P.F. Service, Inc., and Southern Mortgage Corporation. Sun Realty, Inc. and P.F. Services, Inc. are Arkansas corporations and both are substantially inactive. Southern Mortgage Corporation is a Tulsa, Oklahoma based lending company that primarily originates single family loans to sell into the secondary market.

Regulation

The following discussion describes elements of the extensive regulatory framework applicable to savings and loan holding companies and federal savings associations and provides some specific information relevant to us. This regulatory framework is primarily intended for the protection of depositors, federal deposit insurance funds and the banking system as a whole rather than for the protection of shareholders and creditors.

To the extent that this section describes statutory and regulatory provisions, it is qualified in its entirety by reference to those provisions. Those statutes and regulations, as well as related policies, are subject to change by Congress, state legislatures and federal and state regulators. Changes in statutes, regulations or regulatory policies applicable to the company, including interpretation or implementation thereof, could have a material effect on the company’s business.

As a federally chartered, savings association, the bank is subject to examination, supervision and extensive regulation by the OTS and the FDIC. The bank is a member of the FHLB system. This regulation and supervision establishes a comprehensive framework of activities in which an institution can engage and is intended primarily for the protection of the insurance fund and depositors. The company also is subject to regulation by the Board of Governors of the Federal Reserve System governing reserves to be maintained against deposits and certain other matters. The OTS regularly examines the Registrant and the bank and prepares a report for the consideration of the bank’s board of directors on any deficiencies that it may find in the Bank’s operations. The FDIC also examines the bank in its role as the administrator of the DIF. The bank’s relationship with its depositors and borrowers also is regulated to a great extent by both federal and state laws especially in such matters as the ownership of savings accounts and the form and content of the bank’s mortgage documents.

Regulatory Capital Requirements. The company is not currently subject to any regulatory capital requirements, but its subsidiary federal savings association is subject to various capital requirements. Federally insured savings institutions are required to maintain minimum levels of regulatory capital. The OTS has established capital standards applicable to all savings institutions. These standards generally must be as stringent as the comparable capital requirements imposed on national banks. The OTS also is authorized to impose capital requirements in excess of these standards on individual institutions on a case-by-case basis.

Under the tangible capital requirement, a savings association must maintain tangible capital in an amount equal to at least 1.5% of adjusted total assets. Tangible capital generally includes common stockholders’ equity including retained earnings and certain noncumulative perpetual preferred stock and related earnings. In addition, all intangible assets, other than a limited amount of purchased mortgage-servicing rights, must be deducted from tangible capital for calculating compliance with the requirement. Further, the accumulated unrealized gains or losses on available-for-sale securities determined in accordance with SFAS No. 115 are excluded from the regulatory capital calculation. At September 30, 2006, the bank had $13.2 million in goodwill and intangible assets and $2.8 million in accumulated unrealized losses on securities, which were excluded from the regulatory capital calculation.

The leverage limit adopted by the OTS requires that savings associations maintain “core capital” in an amount equal to at least 3% of adjusted total assets. Core capital generally consists of tangible capital plus certain intangible assets, including supervisory goodwill (which is phased out over a five-year period) and up to 25% of other intangibles that meet certain separate salability and market valuation tests. As a result of the prompt corrective action provisions described below, however, a savings association must maintain a core capital ratio of at least 4% to be considered adequately capitalized unless its supervisory condition is such to allow it to maintain a 3% ratio.

Under the risk-based capital requirement, a savings association must maintain total capital equal to at least 8% of risk-weighted assets. Total capital consists of core capital, as defined above, and supplementary capital. Supplementary capital consists of certain permanent and maturing capital instruments that do not qualify as core capital and general valuation loan and lease loss allowances up to a maximum of 1.25% of risk-weighted assets. Supplementary capital may be used to satisfy the risk-based requirement only to the extent of core capital. The OTS is also authorized to require a savings association to maintain an additional amount of total capital to account for concentration of credit risk and the risk of non-traditional activities. At September 30, 2006, the bank had no capital instruments that qualify as supplementary capital and $2.8 million of general loss reserves, which was less than 1.0% of risk-weighted assets.

The OTS and the FDIC are authorized and, under certain circumstances required, to take certain actions against associations that fail to meet capital requirements. The OTS is generally required to take action to restrict the activities of an “undercapitalized association” (generally defined to be one with less than 4% tier 1 risk-based capital, 3% leverage capital, or 8% total risk-based capital). Any such association must submit a capital restoration plan and until such plan is approved by the OTS may not increase its assets, acquire another institution, establish a branch or engage in any new activities, and generally may not make capital distributions.

The imposition by the OTS or the FDIC of any of these measures on the bank may have a substantial adverse effect on the Registrant’s operations and profitability and the value of its common stock. If the OTS or the FDIC require an association such as the bank, to raise additional capital through the issuance of company common stock or other capital instruments, such issuance may result in the dilution in the percentage of ownership of those persons holding shares of common stock since the company’s shareholders do not have preemptive rights.

As of September 30, 2006, the bank met all capital requirements to which it was subject and satisfied the requirements to be treated as well-capitalized.

Qualified Thrift Lender Test. All savings associations, including the bank, are required to meet a qualified thrift lender, or QTL, test to avoid certain restrictions on their operations. This test requires a savings association to have at least 65% of its portfolio assets (which consists of total assets less intangibles, properties used to conduct the savings association’s business and liquid assets not exceeding 20% of total assets) in qualifying thrift investments on a monthly average for nine out of every twelve months on a rolling basis. At September 30, 2006, the bank met the test.

A savings institution that fails to become or maintain a qualified thrift lender must either become a bank (other than a savings bank) or be subject to certain restrictions. A savings institution that converts to a bank must pay applicable regulatory fees involved in converting. A savings institution that fails to meet the QTL test and does not convert to a bank will be: (1) prohibited from making any investment or engaging in activities that would not be permissible for national banks; (2) prohibited from establishing any new branch office where a national bank located in the savings institution’s home state would not be able to establish a branch office; (3) ineligible to obtain new advances from any FHLB; and (4) subject to limitations on the payment of dividends comparable to the statutory and regulatory dividend restrictions applicable to national banks.

Community Reinvestment Act. Under the Community Reinvestment Act (“CRA”), every FDIC insured institution has a continuing and affirmative obligation consistent with safe and sound banking practices to help meet the credit needs of its entire community, including low and moderate-income neighborhoods. In addition, the Equal Credit Opportunity Act and the Fair Housing Act prohibit lenders from discriminating in their lending practices on the basis of characteristics specified in those statutes. The CRA requires the OTS, in connection with the examination of the bank, to assess the institution’s record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications, such as a merger or the establishment of a branch, by the bank. An institution’s failure to comply with the provisions of the CRA could, at a minimum, result in regulatory restrictions on its activities, and failure to comply with the Equal Credit Opportunity Act and the Fair Housing Act could result in enforcement actions by the OTS, as well as other federal regulatory agencies and the Department of Justice. The bank was examined for CRA compliance in May 2004 and received a rating of “satisfactory”.

Accounting. An OTS policy statement applicable to all savings associations clarifies and re-emphasizes that the investment activities of a savings association must be in compliance with approved and documented investment policies and strategies, and must be accounted for in accordance with generally accepted accounting principles (“GAAP”). Under the policy statement, management must support its classification of and accounting for loans and securities (i.e., whether held for investment, available for sale or trading) with appropriate documentation. The bank is in compliance with these policy statements.

The OTS has adopted an amendment to its accounting regulations, which may be made more stringent than GAAP, to require that transactions be reported in a manner that best reflects their underlying economic substance and inherent risk notwithstanding GAAP and that financial reports must incorporate any other accounting regulations or orders prescribed by the OTS.

Insurance of Accounts and Regulation by the FDIC. As insurer of the bank’s deposit accounts, the FDIC is authorized to conduct examinations of and to require reporting by the bank. It also may prohibit any insured association from engaging in any activity the FDIC determines by regulation or order to pose a serious threat to the DIF. The FDIC also has the authority to initiate enforcement actions against savings associations, after first giving the OTS an opportunity to take such action.

The FDIC has adopted a risk-based deposit insurance assessment system. The FDIC assigns an institution to one of three capital categories, based on the institution’s financial information, as of the reporting period ending seven months before the assessment period, and one of three supervisory subcategories within each capital group. The three capital categories are well capitalized, adequately capitalized and undercapitalized. The supervisory subgroup to which an institution is assigned is based on a supervisory evaluation provided to the FDIC by the institution’s primary federal regulator and information which the FDIC determines to be relevant to the institution’s financial condition and the risk posed to the deposit insurance funds. An institution’s assessment rate depends on the capital category and supervisory category to which it is assigned. The FDIC is authorized to raise the assessment rates. The FDIC has exercised this authority several times in the past and may raise insurance premiums in the future. If this type of action is taken by the FDIC, it could have an adverse effect on the earnings of the Bank.

Limitations on Dividends and Capital Distributions. The company is a legal entity separate and distinct from its banking and other subsidiaries. Its principal sources of funds are cash dividends paid by those subsidiaries, investment income, and borrowings. OTS regulations impose limitations on all capital distributions by savings institutions such as the bank. Capital distributions include cash dividends, payments to repurchase or otherwise acquire the savings association’s shares, payments to shareholders of another institution in a cash-out merger and other distributions charged against capital.

A savings institution must file an application for OTS approval of the capital distribution if either (1) the total capital distributions for the applicable calendar year exceed the sum of the institution’s net income for that year to date plus the institution’s retained net income for the preceding two years, (2) the institution would not be at least adequately capitalized following the distribution, (3) the distribution would violate any applicable statute, regulation, agreement or OTS-imposed condition, or (4) the institution is not eligible for expedited treatment of its filings. If an application is not required to be filed, savings institutions which are a subsidiary of a holding company, as well as certain other institutions, must still file a notice with the OTS at least 30 days before the board of directors declares a dividend or approves a capital distribution.

Any additional capital distributions would require prior regulatory approval. In the event the Bank’s capital fell below its required levels or the OTS notified it that it was in need of more than normal supervision, the Bank’s ability to make capital distributions could be restricted. In addition, the OTS could prohibit a proposed capital distribution by any institution, which would otherwise be permitted by the regulation, if the OTS determines that the distribution would constitute an unsafe or unsound practice.

Equity Risk Limitations. Certain OTS regulations limit the company’s investment in “equity risk investments,” which include investments in equity securities, real estate, service corporations and operating subsidiaries, as well as land loans and non-residential construction loans with loan-to-value ratios in excess of 80%. Equity risk investments increase the capital requirements of the bank. Federal laws and regulations also impose certain limitations on operations, including restrictions on loans-to-one-borrower, transactions with affiliates and affiliated persons and liability growth. They also impose requirements for the retention of housing and thrift-related investments. See “Qualified Thrift Lender Test.”

Mortgage Banking and Mortgage Servicing Rights. The four federal banking agencies have jointly issued expanded examination and supervision guidance relating to mortgage banking and mortgage servicing rights. The guidance on mortgage banking activities and mortgage servicing rights highlights the banking agencies’ concerns about and provides guidance relating to mortgage banking activities, primarily in the valuation and hedging of mortgage servicing rights. The guidance states that institutions with significant exposure to mortgage related assets, especially mortgage servicing rights, should expect greater scrutiny of those assets during examinations, and additional capital may be required for institutions that fail to follow the practices set forth in the guidelines.

Transactions with Affiliates

The bank’s authority to engage in transactions with related parties or “affiliates” or to make loans to specified insiders is limited by Sections 23A and 23B of the Federal Reserve Act. The term “affiliated” for these purposes generally means any company that controls or is under common control with an institution, including the Company and its non-savings institution subsidiaries. Section 23A limits the aggregate amount of certain “covered” transactions with any individual affiliate to 10% of the capital and surplus of the savings institution and also limits the aggregate amount of covered transactions with all affiliates to 20% of the savings institution’s capital and surplus. Covered transactions with affiliates are required to be secured by collateral in an amount and of a type described in Section 23A and the purchase of low quality assets from affiliates are generally prohibited. Section 23B provides that covered transactions with affiliates, including loans and asset purchases, must be on terms and under circumstances, including credit standards, that are substantially the same or at least as favorable to the institution as those prevailing at the time for comparable transactions with non-affiliated companies. In addition, savings institutions are prohibited from lending to any affiliate that is engaged in activities that are not permissible for bank holding companies and no savings institution may purchase the securities of any affiliate other than a subsidiary.

The bank’s authority to extend credit to executive officers, directors and 10% stockholders, or entities controlled by these persons, is currently governed by Sections 22(g) and 22(h) of the Federal Reserve Act, and also by Regulation O. Among other things, these regulations generally require these loans to be made on terms substantially the same as those offered to unaffiliated individuals and do not involve more than the normal risk of repayment. However, recent regulations now permit executive officers and directors to receive the same terms through benefit or compensation plans that are widely available to other employees, as long as the director or executive officer is not given preferential treatment compared to other participating employees. Regulation O also places individual and aggregate limits on the amount of loans the bank may make to these person based, in part on the bank’s capital position, and requires approval procedures to be followed. At September 30, 2006, the bank was in compliance with these regulations.

The Federal Reserve System

Federal Reserve Board regulations require all depository institutions to maintain non-interest earning reserves against their transaction accounts (primarily NOW and Super NOW checking accounts) and non-personal time deposits. At September 30, 2006, the bank was in compliance with these reserve requirements. The balances maintained to meet the reserve requirements imposed by the Federal Reserve Board may be used to satisfy liquidity requirements that may be imposed by the OTS.

Holding Company Regulation

The company is a non-diversified savings and loan holding company within the meaning of the Home Owners’ Loan Act, or HOLA, as amended. As such, the company is registered with the OTS and is subject to OTS regulations, examinations, supervision and reporting requirements. In addition, the OTS has enforcement authority over the company and its non-savings institution subsidiaries. Among other things, this authority permits the OTS to restrict or prohibit activities that are determined to be a serious risk to the subsidiary savings institution. The Bank is required to notify the OTS 30 days before declaring any dividend to the company.

As a unitary savings and loan holding company, the company generally is not restricted under existing laws as to the types of business activities in which it may engage, provided that the bank continues to be a QTL. Upon any non-supervisory acquisition by the company of another savings association or savings bank that meets the QTL test and is deemed to be a savings institution by the OTS, the company would become a multiple savings and loan holding company (if the acquired institution is held as a separate subsidiary) and would be subject to extensive limitations on the types of business activities in which it could engage. The HOLA limits the activities of a multiple savings and loan holding company and its non-insured institution subsidiaries primarily to activities permissible for bank holding companies under Section 4(c)(8) of the Bank Holding Company Act, subject to the prior approval of the OTS, and activities authorized by OTS regulation. The OTS is prohibited from approving any acquisition that would result in a multiple savings and loan holding company controlling savings institutions in more than one state, subject to two exceptions: (i) the approval of interstate supervisory acquisitions by savings and loan holding companies, and (ii) the acquisition of a savings institution in another state if the laws of the state of the target savings institution specifically permit such acquisitions.

The HOLA prohibits a savings and loan holding company, directly or indirectly, or through one or more subsidiaries, from acquiring other savings institutions or holding companies thereof, without prior written approval of the OTS. It also prohibits the acquisition or retention of, with certain exceptions, more than 5% of non-subsidiary savings institution, a non-subsidiary holding company, or a non-subsidiary company engaged in activities other than those permitted by the HOLA; or acquiring or retaining control of an institution that is not federally insured. In evaluating applications by holding companies to acquire savings institutions, the OTS must consider the financial and managerial resources, future prospects of the company and institution involved the effect of the acquisition on the risk to the insurance fund, the convenience and needs of the community and competitive factors.

Federal Securities Laws

The company’s common stock is registered with the Securities Exchange Commission under the Securities Exchange Act of 1934. The company is subject to the information, proxy solicitation, insider trading restrictions and other requirements under the Exchange Act.

Shares of the common stock purchased by persons who are not affiliates of the company may be resold without registration. Shares purchased by an affiliate of the company are subject to the resale restrictions of Rule 144 under the Securities Act. If the company meets the current public information requirements of Rule 144 under the Securities Act, each affiliate of the company who complies with the other conditions of Rule 144 (including those that require the affiliate’s sale to be aggregated with those of certain other persons) is able to sell in the public market, without registration, a number of shares not to exceed, in any three-month period, the greater of (i) 1% of the outstanding shares of the company or (ii) the average weekly volume of trading in such shares during the preceding four calendar weeks. Provision may be made in the future by the company to permit affiliates to have their shares registered for sale under the Securities Act under certain circumstances.

Recent Legislation

USA Patriot Act of 2001. In October 2001, the USA Patriot Act of 2001 was enacted in response to the terrorist attacks in New York, Pennsylvania and Washington, D.C., which occurred on September 11, 2001. The Patriot Act is intended to strengthen U.S. law enforcement’s and the intelligence communities’ abilities to work cohesively to combat terrorism on a variety of fronts. The potential impact of the Patriot Act on financial institutions of all kinds is significant and wide ranging. The Patriot Act contains sweeping anti-money laundering and financial transparency laws and requires various regulations, including standards for verifying customer identification at account opening, and rules to promote cooperation among financial institutions, regulators, and law enforcement entities in identifying parties that may be involved in terrorism or money laundering.

Financial Services Modernization Legislation. In November 1999, the Gramm-Leach-Bliley Act of 1999, “GLB”, was enacted. The GLB repeals provisions of the Glass-Steagall Act which restricted the affiliation of Federal Reserve member banks with firms “engaged principally” in specified securities activities, and which restricted officer, director, or employee interlocks between a member bank and any company or person “primarily engaged” in specified securities activities.

In addition, the GLB also contains provisions that expressly preempt any state law restricting the establishment of financial affiliations, primarily related to insurance. The general effect of the law is to establish a comprehensive framework to permit affiliations among commercial banks, insurance companies, securities firms, and other financial service providers by revising and expanding the Bank Holding Company Act framework to permit holding company to engage in a full range of financial activities through a new entity known as a “financial holding company.” “Financial activities” is broadly defined to include not only banking, insurance and securities activities, but also merchant banking and additional activities that the Federal Reserve Board, in consultation with the Secretary of the Treasury, determines to be financial in nature, incidental to such financial activities, or complementary activities that do not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally.

The GLB provides that no company may acquire control of an insured savings association unless that company engages, and continues to engage, only in the financial activities permissible for a financial holding company, unless the company is grandfathered as a unitary savings and loan holding company on May 4, 1999 or became a unitary savings and loan holding company pursuant to an application pending on that date.

The GLB also permits national banks to engage in expanded activities through the formation of financial subsidiaries. A national bank may have a subsidiary engaged in any activity authorized for national banks directly or any financial activity, except for insurance underwriting, insurance investments, real estate investment or development, or merchant banking, which may only be conducted through a subsidiary of a financial holding company. Financial activities include all activities permitted under new sections of the Bank Holding Company Act or permitted by regulation.

To the extent that the GLB permits banks, securities firms, and insurance companies to affiliate, the financial services industry may experience further consolidation. The GLB is intended to grant to community banks certain powers as a matter of right that larger institutions have accumulated on an ad hoc basis and which unitary savings and loan holding companies already possess. Nevertheless, the GLB may have the result of increasing the amount of competition that we face from larger institutions and other types of companies offering financial products, many of which may have substantially more financial resources than we have.

Sarbanes-Oxley Act. On July 30, 2002, President Bush signed into law the Sarbanes-Oxley Act of 2002, or SOA. The stated goals of the SOA are to increase corporate responsibility, to provide for enhanced penalties for accounting and auditing improprieties at publicly traded companies and to protect investors by improving the accuracy and reliability of corporate disclosures pursuant to the securities laws.

The SOA includes very specific additional disclosure requirements and new corporate governance rules, requires the Securities and Exchange Commission and securities exchanges to adopt extensive additional disclosure, corporate governance and other related rules and mandates further studies of certain issues by the Securities and Exchange Commission. The SOA represents significant federal involvement in matters traditionally left to state regulatory systems, such as the regulation of the accounting profession, and to state corporate law, such as the relationship between a board of directors and management and between a board of directors and its committees.

The SOA addresses, among other matters:

•	audit committees;

•	certification of financial statements by the chief executive officer and the chief financial officer;

•	the forfeiture of bonuses or other incentive-based compensation and profits from the sale of an issuer’s securities by directors and senior officers in the twelve month period following initial publication of any financial statements that later require restatement;

•	a prohibition on insider trading during pension plan black out periods;

•	disclosure of off-balance sheet transactions;

•	a prohibition on personal loans to directors and officers;

•	expedited filing requirements for Forms 4;

•	disclosure of a code of ethics and filing a Form 8-K for a change or waiver of such code;

•	“real time” filing of periodic reports;

•	the formation of a public accounting oversight board;

•	auditor independence; and

•	various increased criminal penalties for violations of securities laws.

The SOA contains provisions which became effective upon enactment, and provisions which became effective from within 30 days to one year from enactment. The Securities and Exchange Commission has been delegated the task of enacting rules to implement various provisions with respect to, among other matters, disclosure in periodic filings pursuant to the Exchange Act.

Federal Taxation

Tax Bad Debt Reserves. The bank is subject to the rules of federal income taxation generally applicable to corporations under the Internal Revenue Code of 1986, as amended. Most corporations are not permitted to make deductible additions to bad debt reserves under the Code. However, savings and loan associations and savings associations such as the bank, which met certain tests prescribed by the Code were previously granted favorable provisions regarding deductions from taxable income for annual additions to their bad debt reserve. Most of these favorable provisions have been repealed for years beginning after December 31, 1995. As part of the repeal financial institutions were required to recapture the balances of excess tax bad debt reserves. The bank was required to recapture its applicable reserves over a six year period, i.e. the balances of its reserves for losses on qualifying loans and nonqualifying loans, as of the close of the last tax year beginning before January 1, 1996, over the greater of (a) the balance of such reserves as of December 31, 1987 (pre-1988 reserves) or (b) in the case of a bank which is not a “large” bank, an amount that would have been the balance of such reserves as of the close of the last tax year beginning before January 1, 1996, had the bank always computed the additions to its reserves using the experience method. Postponement of the recapture was allowed for a two-year period upon the Bank meeting a minimum level of mortgage lending for 1996 and 1997.

If an association ceases to qualify as a “bank” (as defined in Code Section 581) or converts to a credit union, the pre-1988 reserves and the supplemental reserve are restored to income ratably over a six-year period, beginning in the tax year the association no longer qualifies as a bank. The balance of the pre-1988 reserves are also subject to recapture in the case of certain excess distributions to (including distributions on liquidation and dissolution), or redemptions of, shareholders.

Banks and other financial institutions are still allowed to use the experience method for deducting bad debts under Code Section 585. However, “large” financial institutions may no longer be entitled to use the experience method of computing additions to their bad debt reserve. The definition of a large bank is one of which the quarterly average of the institution’s total assets, or the consolidated group of which it is a member, exceeds $500 million for the year. A large institution must use the direct write-off method for deducting bad debts, under which charge-offs are deducted and recoveries are taken into taxable income as incurred. Since the bank is a large institution, it is required to use the direct write-off method.

Distributions. To the extent that (i) the bank’s tax bad debt reserve for losses on qualifying real property loans exceeds the amount that would have been allowed under an experience method and (ii) the bank makes “non-dividend distributions” to stockholders that are considered to result in distributions from the excess tax bad debt reserve or the reserve for losses on loans (“Excess Distributions”), then an amount based on the amount distributed will be included in the bank’s taxable income. Non-dividend distributions include distributions in excess of the bank’s current and accumulated earnings and profits, distributions in redemption of stock and distributions in partial or complete liquidation. However, dividends paid out of the bank’s current or accumulated earnings and profits, as calculated for federal income tax purposes, will not be considered to result in a distribution from the bank’s tax bad debt reserves. Thus, any dividends to the company that would reduce amounts appropriated to the bank’s tax bad debt reserves and deducted for federal income tax purposes would create a tax liability for the bank. The amount of additional taxable income created from an Excess Distribution is an amount that when reduced by the tax attributable to the income is equal to the amount of the distribution. Thus, if certain portions of the bank’s accumulated tax bad debt reserve are used for any purpose other than to absorb qualified tax bad debt losses, such as for the payment of dividends or other distributions with respect to the bank’s capital stock (including distributions upon redemption or liquidation), approximately one and one-half times the amount so used would be includable in gross income for federal income tax purposes, assuming a 34% corporate income tax rate (exclusive of state taxes). See “Regulation—Limitations on Dividends and Capital Distributions” for limits on the payment of dividends of the bank. The bank does not intend to pay dividends that would result in a recapture of any portion of its tax bad debt reserves.

Corporate Alternative Minimum Tax. The bank is subject to the corporate alternative minimum tax which is imposed to the extent it exceeds the bank’s regular income tax for the year. The alternative minimum tax will be imposed at the rate of 20% of a specially computed tax base. Included in this base will be a number of preference items, including the interest on certain tax-exempt bonds issued after August 7, 1986. Also included is an addition of 75% of the adjusted current earnings (“ACE”). Computations of ACE include a recalculation of tax depreciation, additions for all tax-exempt income, and a reversal of the deduction for dividends paid to an ESOP. In addition, for purposes of the alternative minimum tax, the amount of alternative minimum taxable income that may be offset by net operating losses is limited to 90% of alternative minimum taxable income. The company is subject to paying the alternative minimum tax for the year ended September 30, 2006, which is estimated to be approximately $270,000.

The bank has not had its income tax returns examined by the IRS or the State of Arkansas within the last three years. The bank has not been audited by the IRS or the Arkansas State Revenue Department in recent years.

State Taxation

Arkansas and Oklahoma generally impose income taxes on thrift institutions computed at a rate of 6.5% and 6.0%, respectively, of net earnings. For purposes of the state income tax, net earnings are defined as the net income of the thrift institution computed in the manner prescribed for computing the net taxable income for federal corporate income tax purposes, less (i) interest income from obligations of the United States, of any county, municipal or public corporation authority, special district or political subdivision, plus (ii) any deduction for state income taxes.

Properties

First Community Bank conducts its business through its main office and 20 full-service branch offices located in nine counties in Northeast Arkansas and Tulsa County, Oklahoma. Each office is owned or leased by the bank. The company and the bank believe that their facilities are adequate to meet their current and immediately foreseeable needs.

The following table sets forth certain information concerning the main office and each branch office of the bank at September 30, 2006. The aggregate net book value of the bank’s premises and equipment was $15.9 million at September 30, 2006.

Main Office: 1700 E. Highland Jonesboro, Arkansas (Opened 2001)

Branch Offices: Pocahontas Branch 203 W. Broadway Pocahontas, Arkansas (Opened 1935)	Walnut Ridge Branch 120 W. Main Street Walnut Ridge, Arkansas (Opened 1968)	Jonesboro Branch 625 S.W. Drive Jonesboro, Arkansas (Opened 1976)

Corning Branch 309 Missouri Drive Corning, Arkansas (Opened 1983)	Highland Branch 1566 Highway 62 Hardy, Arkansas (Opened 1983)	Lake City Branch 100 Cobean Blvd Lake City, Arkansas (Opened 1998)

Hardy Branch 101 W. Main Street Hardy, Arkansas (Opened 1998)	Pocahontas Branch 205 Rice Street Pocahontas, Arkansas (Opened 2001)	Pocahontas Wal-Mart Branch 1415 Hwy 67 South Pocahontas, Arkansas (Opened 1998)

Paragould Wal-Mart Branch 2802 W. Kingshighway Paragould, Arkansas (Opened 1999)	Jonesboro Branch 209 W. Washington. Jonesboro, Arkansas (Opened 2001)	Tuckerman Branch 106 E. Main Street Tuckerman, Arkansas (Opened 2001)

Swifton Branch 101 Main Street Swifton, Arkansas (Opened 2001)	Newport Branch 200 Olivia Drive Newport, Arkansas (Opened 2002)	Imboden Branch 201 E 3rd Street Imboden, Arkansas (Opened 2002)

Hoxie Branch 126 SW Texas Hoxie, Arkansas (Opened 2002)	Marked Tree Branch 210 Frisco Street Marked Tree, Arkansas (Opened 2003)	Jonesboro Branch 3513 E Johnson Ave. Jonesboro, Arkansas (Opened 2005)

Paragould Branch 3104 West Kingshighway Paragould, Arkansas (Opened 2005)	Broken Arrow Branch 3101 W Kenosha Tulsa, Oklahoma (Opened 2005)

Legal Proceedings

The company currently is not involved in any material legal proceedings. There are various claims and lawsuits in which the bank is periodically involved incident to the bank’s business. In the opinion of management, no material loss is expected from any of such pending claims or lawsuits.

POCAHONTAS BANCORP, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Forward- Looking Statements

When used herein, the words or phrases “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimate,” “project” or similar expressions are intended to identify “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties including changes in economic conditions in the market area of Pocahontas Bancorp, Inc., changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the company’s market area, and competition that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. The company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. The company wishes to advise readers that the factors listed above could affect the company’s financial performance and could cause the company’s actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements.

The company does not undertake, and specifically disclaims any obligation, to publicly release the results of any revisions that may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

Overview—The company is a savings and loan holding company headquartered in Jonesboro, Arkansas. The company has no substantial operations other than serving as the holding company of its wholly owned subsidiary, First Community Bank (the “Bank”).

The bank is a community-oriented federally chartered savings and loan association regulated by the Office of Thrift Supervision, or OTS. The bank has a total of 21 locations: 20 locations are concentrated in the Northeast Arkansas counties of Craighead, Clay, Greene, Jackson, Lawrence, Poinsett, Randolph and Sharp, and the 21st location is in Tulsa County Oklahoma. Southern Mortgage Corporation, a mortgage company located in Tulsa, Oklahoma, is a wholly owned subsidiary of the bank.

Our primary business consists of acting as a financial intermediary by attracting deposits from the general public and using such funds, together with borrowings and other funds, to originate loans and invest in securities. Mortgage loans consist primarily of single family residential and commercial real estate located in the company’s primary market areas. In addition to mortgage loans, the company uses funds to originate construction, consumer and commercial business loans and to purchase investment securities.

During 2001, 2002 and 2003, the company acquired four financial institutions which have added significantly to growth. During 2004, the company turned its attention to integrating and streamlining operations, cutting costs and organic growth. During 2005, the company purchased a building in Broken Arrow, Oklahoma which allowed us to open a full service branch to better serve our customers in this area. We also constructed two new branch locations in northeast Arkansas (one in Jonesboro and the other in Paragould). During 2006, the company again focused its attention to organic growth.

The company’s net income is primarily affected by its net interest income, which is the difference between interest income earned on its loan, mortgage-backed securities, and investment portfolios, and its cost of funds consisting of interest paid on deposits and borrowed funds, including FHLB advances. The company’s net income also is affected by its provisions for losses on loans and investments in real estate, as well as the amount of noninterest income (including fees and service charges and gains or losses on sales of loans) and noninterest expense (including compensation and benefits, occupancy and equipment expense, data processing expense, and income taxes). Net income of the company also is affected significantly by general economic and competitive conditions, particularly changes in market interest rates, government policies, and actions of regulatory authorities.

2006 Highlights—Net income for the year ended September 30, 2006 was $2.2 million, compared to $3.2 million for the year ended September 30, 2005. Basic earnings per share was $0.49 and diluted earnings per share was $0.48 for the year ended September 30, 2006 compared to basic earnings per share of $0.72 and diluted earnings per share of $0.71 for the year ended September 30, 2005.

The decrease in net income for the year ended September 30, 2006 was primarily due to the decrease in net interest income, partially offset by a decrease in income tax expense for the twelve months ended September 30, 2006 compared to the twelve months ended September 30, 2005. Net interest income before provision for loan loss for the twelve months ended September 30, 2006 decreased 9.8% to $15.1 million from $16.7 million for the twelve months ended September 30, 2005. The Federal Reserve raised interest rates 150 basis points during the twelve month period ended September 30, 2006; the period of increasing interest rates have lowered our net interest rate spread by 36 basis points to 2.28% for the year ended September 30, 2006 from 2.64% for the year ended September 30, 2005. The yield on average interest-earning assets increased 38 basis points and the cost on average interest-bearing liabilities increased 74 basis points for the twelve months ended September 30, 2006 when compared to the rates for the same period last year, resulting in the decreased interest rate spread and net interest income for the twelve months.

The company’s effective tax rate for the twelve months ended September 30, 2006 was (4.3)% compared to 25.3% for the year ended September 30, 2005. The decrease in the effective tax rate was due to the increased investment in non-taxable securities, most of which occurred during the last quarter of the year ended September 30, 2005 and the first quarter of fiscal 2006.

Critical Accounting Policies—In preparing financial information, management is required to make significant estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses for the periods shown. The accounting principles followed by the company and the methods of applying these principles conform with accounting principles generally accepted in the United States and general banking practices. Estimates and assumptions most significant to the company are related primarily to allowance for loan losses and goodwill and are summarized in the following discussion and the notes to the Consolidated Financial Statements.

The company has established a systematic method of reviewing the credit quality of the loan portfolio in order to establish a sufficient allowance for losses on loans. The allowance for losses on loans is based on management’s current judgments about the credit quality of individual loans and segments of the loan portfolio. The allowance for losses on loans is established through a provision for loan losses based on management’s evaluation of the risk inherent in the loan portfolio, and considers all known internal and external factors that affect loan collectability as of the reporting date. Such evaluation, which includes a review of all loans on which full collectability may not be reasonably assured, considers among other matters, the estimated net realizable value or the fair value of the underlying collateral, economic conditions, historical loan loss experience, management’s knowledge of inherent risks in the portfolio that are probable and reasonably estimable, and other factors that warrant recognition in providing an appropriate loan loss allowance. Although we believe that we have established and maintained the allowance for loan losses at adequate levels, different assumptions used in evaluating the adequacy of the allowance could result in material changes in the company’s consolidated financial condition and results of operations. The company’s policies and methodology for determining the allowance involve a high degree of estimation and complexity and require subjective judgments about uncertain matters.

The company’s goodwill (the amount paid in excess of fair value of acquired net assets) is reviewed at least annually to ensure that there have been no events or circumstances resulting in an impairment of the recorded amount of excess purchase price. Adverse changes in the economic environment, operations of acquired business units, or other factors could result in a decline in projected fair values. If the estimated fair value is less than the carrying amount, a loss would be recognized to reduce the carrying amount to fair value.

Management has discussed the development, selection and application of these critical accounting policies with the audit committee of the board of directors.

Off-Balance Sheet Arrangements and Contractual Obligations

The company, in the normal course of business, makes commitments to buy or sell assets or to incur or fund liabilities. Commitments include, but are not limited, to the origination, purchase, or sale of loans, the purchase of investment securities, fulfillment of commitments under letters-of-credit, extensions of credit on home equity lines of credit and construction loans, and the commitment to fund withdrawals of savings accounts at maturity. A discussion of significant commitments under which the company may be held contingently liable, including guarantee arrangements, is included in Note 19—“Off-Balance Sheet Arrangements and Commitments” to the Consolidated Financial Statements.

The company may also have liabilities under certain contractual agreements contingent upon occurrence of certain events. The following table presents, as of September 30, 2006, the future payments on our significant contractual obligations.

	Payments Due by Period (in thousands)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
Loan rate lock agreements	$3,696	$3,696	$—	$—	$—
Operating lease obligations	373	126	187	60	—
Certificates of deposit maturities (1)	341,183	271,304	57,350	12,529	—
FHLB advances maturities	104,398	75,784	15,247	11,136	2,231

Total contractual obligations	$449,650	$350,910	$72,784	$23,725	$2,231

(1)	Net of $131 thousand in unamortized discounts

Balance Sheet Analysis and Comparison of Results of Operations for the Years Ended September 30, 2006 and 2005

The following table shows the variance in dollars and percent change between the Consolidated Statements of Financial Condition at September 30, 2006 and September 30, 2005:

	September 30,
	2006	2005	Variance	% Change
	(Amounts in Thousands)
ASSETS
Cash	$23,825	$23,411	$414	1.77%
Cash surrender value of life insurance	8,392	8,019	373	4.65%
Securities held-to-maturity, at amortized cost	133,120	129,952	3,168	2.44%
Securities available-for-sale, at fair value	93,561	99,460	(5,899)	-5.93%
Trading securities, at fair value	—	3,126	(3,126)	-100.00%
Loans receivable, net	431,768	426,538	5,230	1.23%
Loans receivable held for sale	3,244	3,058	186	6.08%
Accrued interest receivable	5,038	4,488	550	12.25%
Premises and equipment, net	15,876	16,717	(841)	-5.03%
Federal Home Loan Bank Stock, at cost	6,572	7,962	(1,390)	-17.46%
Goodwill	8,848	8,848	—	0.00%
Core deposit premiums, net	4,350	5,323	(973)	-18.28%
Other assets	3,860	4,362	(502)	-11.51%

TOTAL ASSETS	$738,454	$741,264	$(2,810)	-0.38%

LIABILITIES AND STOCKHOLDERS’ EQUITY
LIABILITIES:
Deposits	$557,788	$514,044	$43,744	8.51%
Federal Home Loan Bank advances	104,398	148,645	(44,247)	-29.77%
Deferred compensation	1,789	2,177	(388)	-17.82%
Accrued interest payable	1,244	1,290	(46)	-3.57%
Accrued expenses and other liabilities	3,296	5,777	(2,481)	-42.95%
Trust preferred securities	16,983	16,963	20	0.12%

Total liabilities	$685,498	$688,896	$(3,398)	-0.49%
STOCKHOLDERS’ EQUITY:
Common stock	$76	$76	$—	0.00%
Additional paid-in capital	57,135	57,275	(140)	-0.24%
Unearned ESOP Shares	(1,799)	(2,077)	278	-13.38%
Accumulated other comprehensive loss	(2,837)	(2,517)	(320)	12.71%
Retained earnings	24,784	24,014	770	3.21%

	77,359	76,771	588	0.77%

Less treasury stock, at cost	(24,403)	(24,403)	—	0.00%
Total stockholders’ equity	52,956	52,368	588	1.12%

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$738,454	$741,264	$(2,810)	-0.38%

Investment Activities—The company’s investment portfolio, including FHLB stock, and trading securities, consists of mortgage-backed securities, obligations of the United States Government and agencies thereof, municipal bonds, corporate bonds, interest-earning deposits in other institutions and equity investments. Over 65% of the company’s investment portfolio is held in mortgage-backed securities; these securities are backed by pools of mortgages that can be composed of either fixed-rate mortgages or ARM loans. We invest in mortgage-backed securities to supplement local single-family loan originations as well as to reduce interest rate risk exposure, because mortgage-backed securities are more liquid than mortgage loans. In the current, ongoing, low interest rate environment, mortgages with higher interest rates are continuing to prepay resulting in large monthly principal payments on the company’s mortgage-backed securities. Investment balances have decreased $2.7 million during the year ended September 30, 2006 due primarily to $37.0 million in principal paydowns and maturities and the sale and call of $3.4 million in securities, which was partly offset by $36.9 million in securities purchased. As interest rates have begun to rise, and higher-yielding products have become available, the company’s relatively lower-yielding investment portfolio has declined in market value, resulting in accumulated other comprehensive loss of $2.8 million at September 30, 2006 compared to a comprehensive loss of $2.5 million at September 30, 2005. Accumulated other comprehensive loss is reported in the equity section of our Consolidated Financial Statements and is considered a temporary impairment due to interest rate changes; the company has the intent and ability to hold its investments until the fair market value of the portfolio recovers.

Loans receivable, net—The company’s net loan portfolio including loans held for sale, consists mainly of first mortgage loans collateralized by single-family residential real estate, multifamily residential real estate, commercial real estate and agricultural real estate located in the company’s primary market area or in counties contiguous with the company’s market area.

To reduce interest rate risk exposure, and satisfy consumer demand for fixed-rate mortgage loans during the period of low interest rates, the company has been focusing more on originating fixed-rate loans to sell individually into the secondary market. As interest rates on loans have increased, the company has experienced a reduction in the demand for fixed-rate mortgages during the year ended September 30, 2006, compared to the year ended September 30, 2005. During the year ended September 30, 2006, the company recognized a $0.8 million gain on the sale of $49.2 million of loans held for sale, compared to a $1.1 million gain on the sale of $54.5 million of loans held for sale during the year ended September 30, 2005.

The company’s net loan portfolio also includes commercial business loans (i.e., crop production, equipment and inventory loans), and other consumer loans, including loans secured by automobiles and deposit accounts. The composition of the company’s loan portfolio began to change in 2001, due to acquisitions of other banking institutions, to include a larger percentage of commercial loans; the company intends to continue to increase the commercial loan portfolio through originations.

Nonperforming Loans and Loan Loss Provisions—The allowance for loan losses is established through a provision for loan losses based on management’s quarterly asset classification review and evaluation of the risk inherent in the company’s loan portfolio and changes in the nature and volume of its loan activity. Such evaluation, which includes a review of loans on which full collection may not be reasonably assured, considers among other matters, the estimated value of collateral, cash flow analysis, historical loan loss experience, and other factors that warrant recognition in providing allowances.

A provision of $0.8 million was made during the year ended September 30, 2006. The company’s allowance for loan losses totaled $3.0 million, or 0.67% of total loans at September 30, 2006 compared to $3.2 million, or 0.73% of total loans, at September 30, 2005, a decrease of $0.4 million. Charge offs, net of recoveries totaled $1.1 million or 0.24% of total loans, for the year ended September 30, 2006. Total nonperforming loans decreased to $2.1 million at September 30, 2006 from $3.9 million at September 30, 2005, a decrease of $1.8 million. Based on presently available information, management believes that the allowance for loan losses at September 30, 2006 was appropriate. Changing economic and other conditions, as well as increased emphasis on commercial loan origination, may require future adjustments and increases to the allowance for loan losses.

During the last six fiscal years, the company has completed separate acquisitions of four banks. The loans acquired as part of these acquisitions have contributed to the increase in the balance of nonperforming loans in the company’s portfolio; of the $2.1 million in nonperforming loans as of September 30, 2006, $0.5 million, or 23.8% were loans acquired as part of the bank acquisitions. Nonperforming commercial loans have increased $0.2 million from portfolios acquired in bank acquisitions. We believe that the increase in nonperforming commercial loans is a result of a lower quality of underwriting and collection efforts at the acquired institutions prior to the company’s acquisition of the institutions compared to the company’s underwriting and collection efforts. At the acquisition dates, approximately $2.0 million of allowance was transferred. Since the acquisition dates, approximately $6.0 million in charge offs have been recorded relative to loans acquired in these acquisitions.

Loans are placed on non-accrual status when, in the judgment of management, the probability of collection of interest is deemed to be insufficient to warrant further accrual. When a loan is placed on non-accrual status, previously accrued but unpaid interest is deducted from interest income and a corresponding specific interest reserve is established. The bank generally does not accrue interest on loans past due 90 days or more. Loans may be reinstated to accrual status when payments are made to bring the loan less than 90 days past due and, in the opinion of management, collection of the remaining balance can be reasonably expected. Delinquent loans 90 days or more past due decreased $1.8 million or 46.2% to $2.1 million at September 30, 2006 from $3.9 million at September 30, 2005. The balance of interest income not recognized by the company on the non-accrual loans was $0.2 million at September 30, 2006 compared to $0.4 million at September 30, 2005. There was no interest income recognized on non-accrual loans during the periods.

Deposits and FHLB Advances—Deposits are a significant source of the company’s funds for lending and other investment purposes. In addition to deposits, the company derives funds from FHLB advances, the amortization and prepayment of loans and mortgage-backed securities, the sale or maturity of investment securities, and operations. Scheduled loan principal repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are influenced significantly by general interest rates and market conditions. Borrowings may be used on a short-term basis to compensate for reductions in the availability of funds from other sources or on a longer-term basis to help manage interest rate risk and for general business purposes.

Historically, deposits have provided the company with a stable source of relatively low cost funding. The market for deposits is competitive, which had caused the company to utilize primarily certificate accounts that are more responsive to market interest rates rather than checking and savings accounts. The company offers a traditional line of deposit products that currently includes checking, interest-bearing checking, savings, certificates of deposit, commercial checking and money market accounts. Total deposit balances by category were as follows:

	At September 30		Change	% Change
	2006	2005
	(Amounts in Thousands)
Checking Accounts	$181,900	$200,411	$(18,511)	-9.24%
Savings Accounts	34,705	45,847	(11,142)	-24.30%
Certificate Accounts (net)	341,183	267,786	73,397	27.41%

	$557,788	$514,044	$43,744	8.51%

Total deposits increased $43.7 million or 8.51% during the year ended September 30, 2006. The increase was mainly due to the company refocusing its efforts on attracting certificate accounts by offering more competitive interest rates and terms on those accounts. The cost on average certificate accounts for the year ended September 30, 2006 was 4.14%, up 114 basis points from 3.00% for the year ended September 30, 2005.

FHLB advances are collateralized by the bank’s stock in the FHLB, investment securities and a blanket lien on the Bank’s mortgage portfolio. Such advances are made pursuant to different credit programs, each of which has its own interest rate and range of maturities. The maximum amount that the FHLB will advance to member institutions, including the bank, for purposes other than meeting withdrawals, fluctuates from time to time in accordance with the policies of the FHLB. The maximum amount of FHLB advances to a member institution generally is reduced by borrowings from any other source. The company also relies upon FHLB advances as a source to fund assets. At September 30, 2006, FHLB advances totaled $104.4 million, with an average cost of 3.97% compared to $148.6 million, with an average cost of 3.41% at September 30, 2005. Based on the current level of advances, asset size and available collateral under the FHLB programs, the bank estimates that an additional $96.6 million of funding was available from FHLB advances at September 30, 2006.

Accrued expenses and other liabilities—Accrued expenses and other liabilities includes items such as the company’s accrual for income taxes, accounts payable, escrowed taxes and insurance and other miscellaneous obligations that may occur during the normal course of business. Accrued expenses and other liabilities decreased $2.5 million or 35.76% during the year ended September 30, 2006, to $4.5 million from $7.0 million at September 30, 2005. The decrease was mainly due to a payable associated with the purchase of $2.4 million in investment securities that were committed prior to fiscal year end 2005 but had a settlement date in the 2006 fiscal year.

Stockholders’ equity—The company’s book value per share was $11.41 at September 30, 2006 compared to $11.28 at September 30, 2005. The company’s “average capital ratio”, or average capital to average assets, was 7.06% for the year ended September 30, 2006, compared to 7.15% for the year ended September 30, 2005. Stockholders’ equity increased $0.6 million or 1.12% during the year ended September 30, 2006; net income for fiscal 2006 was partially offset by dividends to stockholders and an increase in accumulated other comprehensive loss on securities.

The following table shows the variance in dollars and percent change between the Consolidated Statements of Income for the years ended September 30, 2006 and 2005:

	September 30,		Variance	% Change
	2006	2005
	(Amounts in Thousands)
INTEREST INCOME:
Loans receivable	$28,772	$23,805	$4,967	20.87%
Investment securities	10,410	11,827	(1,417)	-11.98%

Total interest income	39,182	35,632	3,550	9.96%

INTEREST EXPENSE:
Deposits	17,105	12,232	4,873	39.84%
Borrowed funds	5,416	5,269	147	2.79%
Trust preferred securities	1,610	1,441	169	11.73%

Total interest expense	24,131	18,942	5,189	27.39%

NET INTEREST INCOME	15,051	16,690	(1,639)	-9.82%

PROVISION FOR LOAN LOSSES	845	525	320	60.95%

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	14,206	16,165	(1,959)	-12.12%

NON-INTEREST INCOME:
Dividends	387	319	68	21.32%
Fees and service charges	3,084	3,187	(103)	-3.23%
Gain on sale of loans	777	1,056	(279)	-26.42%
Gain on sale of securities, net	270	566	(296)	-52.30%
Trading gains, net	1	241	(240)	-99.59%
Gain on sale of loan servicing	159	—	159	100.00%
Other	344	307	37	12.05%

Total non-interest income	5,022	5,676	(654)	-11.52%

NON-INTEREST EXPENSES:
Compensation and benefits	9,350	9,342	8	0.09%
Occupancy and equipment	2,942	2,780	162	5.83%
Insurance premiums	406	374	32	8.56%
Professional fees	1,479	1,008	471	46.73%
Data processing	765	669	96	14.35%
Advertising and donations	478	1,194	(716)	-59.97%
Office supplies	291	373	(82)	-21.98%
REO and other repossessed assets	90	211	(121)	-57.35%
Other	1,303	1,554	(251)	-16.15%

Total non-interest expense	17,104	17,505	(401)	-2.29%

INCOME BEFORE INCOME TAXES	2,124	4,336	(2,212)	-51.01%
INCOME TAXES	(90)	1,097	(1,187)	-108.20%

NET INCOME	$2,214	$3,239	$(1,025)	-31.65%

Net interest income—In 2006, the company’s net interest income decreased due to the flattening yield curve that resulted from continued increases by the Federal Reserve in short term interest rates. However, this decrease was partially offset by positive effects of our growth in the balances of both loans and deposits at favorable interest rates. Net interest income decreased $1.6 million for the year ended September 30, 2006 compared to the year ended September 30, 2005. The cost on average interest bearing liabilities, including deposits, increased 74 basis points while the yield on average interest earning assets increased 38 basis points when comparing the year ended September 30, 2006 to the year ended September 30, 2005. The company’s net interest rate spread decreased to 2.28% for the year ended September 30, 2006 compared to 2.64% for the year ended September 30, 2005. Net interest margin decreased to 2.23% for the year ended September 30, 2006 compared to 2.55% for the year ended September 30, 2005.

Non-interest income—Non-interest income decreased $0.7 million or 11.52% to $5.0 million for the year ended September 30, 2006 compared to the $5.7 million for the year ended September 30, 2005. The increase in the rate of earnings on FHLB stock and the income from the sale of servicing rights to Centennial Bank was offset by a decrease in the gain on the sale of loans, a decrease in the gain on the sale of securities, and a decrease in the trading gains for the fiscal year ended September 30, 2006 compared to the year ended September 30, 2005.

Operating expense—Operating expense decreased $0.4 million or 2.3% to $17.1 million for the year ended September 30, 2006 compared to the $17.5 million for the year ended September 30, 2005. The company launched a new logo and advertising campaign in the year ended September 30, 2005, which resulted in several one time charges that were not repeated in the year ended September 30, 2006. The decrease in expenses associated with the logo and advertising for the year ended September 30, 2006, was partially offset by an increase in professional fees and in occupancy and equipment.

Income taxes—The company’s effective tax rate for the twelve months ended September 30, 2006 was (4.3)% compared to 25.3% for the year ended September 30, 2005. The decrease in the effective tax rate and income tax benefit for the twelve months ended September 30, 2006 was due to the increased investment in non-taxable securities, most of which occurred during the last quarter of the year ended September 30, 2005 and the first quarter of fiscal 2006.

The table below analyzes net interest income by component and in terms of changes in the volume of interest-earning assets and interest-bearing liabilities and the changes in the related yields and rates for the year ended September 30, 2006, compared to the year ended September 30, 2005.

Rate/Volume Analysis (in thousands)

	2006 vs 2005				2005 vs 2004
	Increase/(Decrease) Due to			Total Increase (Decrease)	Increase/(Decrease) Due to			Total Increase (Decrease)
	Volume	Rate	Rate/ Volume		Volume	Rate	Rate/ Volume
Interest income:
Loans receivable	$2,780	$1,945	$242	$4,967	$(450)	$272	$(15)	$(193)
Investment securities	(1,121)	(328)	32	(1,417)	(50)	(220)	15	(255)

Total interest earning assets	1,659	1,617	274	3,550	(500)	52	—	(448)

Interest expense:
Deposits	573	4,092	208	4,873	(651)	1,338	(75)	612
Borrowed funds	(615)	865	(103)	147	955	443	120	1,518
Trust Preferred	2	168	(1)	169	2	152	0	154

Total interest bearing liabilities	(40)	5,125	104	5,189	306	1,933	45	2,284

Net change in net interest income	$1,699	$(3,508)	$170	$(1,639)	$(806)	$(1,881)	$(45)	$(2,732)

The following tables summarize rates, yields and balances of average assets and liabilities for the periods indicated:

Average Balance Sheets (Dollars in thousands)

	Years Ended September 30
	2006			2005			2004
	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
Interest-earning assets: (1)
Loan receivable, net (2)	$425,924	$28,772	6.75%	$381,390	$23,805	6.24%	$388,679	$23,998	6.17%
Investment securities	247,583	10,410	4.20	273,530	11,827	4.32	274,655	12,082	4.40

Total interest- earning assets	673,507	39,182	5.82%	654,920	35,632	5.44%	663,334	36,080	5.44%
Noninterest-earning cash	20,117			33,823			25,800
Other noninterest- earning assets	45,440			46,521			44,009

Total assets	$739,064			$735,264			$733,143

Interest-bearing liabilities:
Demand deposits	$232,307	$4,828	2.08%	$254,156	$4,692	1.85%	$287,682	$4,765	1.66%
Time deposits	296,571	12,277	4.14	251,027	7,540	3.00	247,504	6,855	2.77
Borrowed funds (3)	136,383	5,416	3.97	154,432	5,269	3.41	123,107	3,751	3.05
Trust Preferred	16,974	1,610	9.49	16,953	1,441	8.50	16,933	1,287	7.60

Total interest- bearing liabilities	682,235	24,131	3.54%	676,568	18,942	2.80%	675,226	16,658	2.47%

Noninterest-bearing liabilities (4)	4,619			6,108			5,793

Total liabilities	686,854			682,676			681,019

Stockholders’ equity	52,210			52,588			52,124

Total liabilities and stockholders’ equity	$739,064			$735,264			$733,143

Net interest income		$15,051			$16,690			$19,422

Net interest rate spread (5)			2.28%			2.64%			2.97%

Interest-earning assets and net interest margin (6)	$673,527		2.23%	$654,920		2.55%	$663,334		2.93%

Ratio of average interest- earning assets to average interest-bearing liabilities			98.72%			96.80%			98.24%

(1)	All interest-earning assets are disclosed net of loans in process, unamortized yield adjustments, and valuation allowances.
(2)	Does not include interest on nonaccrual loans. Non-performing loans are included in loans receivable, net.
(3)	Includes FHLB advances and securities sold under agreements to repurchase.
(4)	Escrow accounts are noninterest-bearing and are included in noninterest-bearing liabilities.
(5)	Net interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(6)	Net interest margin represents the net interest income as a percentage of average interest-earning assets.

The following table shows the variance in dollars and percent change between the Consolidated Statements of Income for the years ended September 30, 2005 and 2004:

	September 30,		Variance	% Change
	2005	2004
	(Amounts in Thousands)
INTEREST INCOME:
Loans receivable	$23,805	$23,998	$(193)	-0.80%
Investment securities	11,827	12,082	(255)	-2.11%

Total interest income	35,632	36,080	(448)	-1.24%

INTEREST EXPENSE:
Deposits	12,232	11,620	612	5.27%
Borrowed funds	5,269	3,751	1,518	40.47%
Trust preferred securities	1,441	1,287	154	11.97%

Total interest expense	18,942	16,658	2,284	13.71%

NET INTEREST INCOME	16,690	19,422	(2,732)	-14.07%

PROVISION FOR LOAN LOSSES	525	3,900	(3,375)	-86.54%

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	16,165	15,522	643	4.14%

NON-INTEREST INCOME:
Fees and service charges	3,187	3,082	105	3.41%
Gain on sale of loans	1,056	1,239	(183)	-14.77%
Gain on sale of securities, net	566	386	180	46.63%
Trading gains, net	241	398	(157)	-39.45%
Gain on sale of branches	—	137	(137)	-100.00%
Other	626	430	196	45.58%

Total non-interest income	5,676	5,672	4	0.07%

NON-INTEREST EXPENSE:
Compensation and benefits	9,342	9,540	(198)	-2.08%
Occupancy and equipment	2,780	2,723	57	2.09%
Insurance premiums	374	335	39	11.64%
Professional fees	1,008	826	182	22.03%
Data processing	669	675	(6)	-0.89%
Advertising and donations	1,194	408	786	192.65%
Office supplies	373	234	139	59.40%
REO and other repossessed assets	211	321	(110)	-34.27%
Other	1,554	1,212	342	28.22%

Total non-interest expense	17,505	16,274	1,231	7.56%

INCOME BEFORE INCOME TAXES	4,336	4,920	(584)	-11.87%
INCOME TAXES	1,097	1,463	(366)	-25.02%

NET INCOME	$3,239	$3,457	$(218)	-6.31%

Net interest income—In 2005, the company launched an advertising campaign in our market areas to increase both loans and deposits by offering more attractive products, rates and terms. The company’s net interest income decreased due to the flattening yield curve that resulted from continuing increases by the Federal Reserve in short term interest rates. However, this decrease was partially offset by positive effects of our advertising campaign, which contributed to growth in the balances of both loans and deposits at favorable interest rates. Net interest income decreased $2.7 million for the year ended September 30, 2005 compared to the year ended September 30, 2004. The cost on average interest bearing liabilities, including deposits, increased 33 basis points while the yield on average interest earning assets remained constant at 5.44% when comparing the year ended September 30, 2005 to the year ended September 30, 2004. The company’s net interest rate spread decreased to 2.64% for the year ended September 30, 2005 compared to 2.97% for the year ended September 30, 2004. Net interest margin decreased to 2.55% for the year ended September 30, 2005 compared to 2.93% for the year ended September 30, 2004.

Non-interest income—Non-interest income remained constant in the year ended September 30, 2005 compared to the year ended September 30, 2004. The increased portfolio balance of loans and deposits contributed to an increase in fees and service charges and a higher dividend was received on FHLB stock which increased other income. These increases were offset by a decrease in net trading gains and gain on sale of branches. A decrease in the origination of loans held for sale and resulting decrease in the gain on sale of loans was offset by an increase in the gain on sale of securities for the year ended September 30, 2005 compared to the year ended September 30, 2004.

Operating expense—The company hired a professional advertising company to assist in the design and marketing of a new logo for the bank during 2005. The new logo and marketing campaign included several one time charges which contributed to the $1.2 million increase in operating expenses for the year ended September 30, 2005 compared to the year ended September 30, 2004. Professional fees increased for the year ended September 30, 2005 compared to the same period last year due to increasing costs associated with new regulations.

Income taxes—During 2005 the company increased our investment in non-taxable securities, half of which occurred during the last quarter. The increase in non-taxable securities resulted in a lower effective tax rate for the company compared to prior years. During the fourth quarter of the year ended September 30, 2005, the company recorded an income tax benefit of $0.1 million.

Quantitative and Qualitative Disclosures About Market Risk

General. It is the objective of the company to minimize, to the degree prudently possible, its exposure to interest rate risk, while maintaining an acceptable interest rate spread. Interest rate spread is the difference between the company’s yield on its interest-earning assets and its cost of interest-bearing liabilities. Interest rate risk is generally understood to be the sensitivity of the company’s earnings, net asset values, and stockholders’ equity to changes in market interest rates.

Changes in interest rates affect the company’s earnings. The effect on earnings of changes in interest rates generally depends on how quickly the company’s yield on interest-earning assets and cost of interest-bearing liabilities react to the changes in market rates of interest. If the company’s cost of deposit accounts reacts more quickly to changes in market interest rates than the yield on the company’s mortgage loans and other interest-earnings assets, then an increasing interest rate environment is likely to adversely affect the company’s earnings and a decreasing interest rate environment is likely to favorably affect the company’s earnings. On the other hand, if the company’s yield on its mortgage loans and other interest-earnings assets reacts more quickly to changes in market interest rates than the company’s cost of deposit accounts, then an increasing rate environment is likely to favorably affect the company’s earnings and a decreasing interest rate environment is likely to adversely affect the company’s earnings.

Net Portfolio Value. The value of the company’s loan and investment portfolio will change as interest rates change. Rising interest rates will generally decrease the company’s net portfolio value (“NPV”), while falling interest rates will generally increase the value of that portfolio. The table below sets forth, quantitatively, as of September 30, 2006, the estimate of the projected changes in NPV in the event of a 100, 200, and 300 basis point instantaneous and permanent increase and a 100 and 200 basis point instantaneous and permanent decrease in market interest rates. Due to the current low prevailing interest rate environment, the changes in NPV is not estimated for a decrease in interest rates of 300 basis points.

Change in Interest Rates in Basis Points (Rate Shock)
	Net Portfolio Value			NPV as a % of Estimated Market Value of Assets
	Amount	$ Change	% Change	Ratio	Change
	(Amounts in Thousands)
+300	$49,670	$(25,884)	(34.0)%	6.98%	(3.13)%
+200	58,551	(17,003)	(23.0)%	8.09%	(2.02)%
+100	67,105	(8,449)	(11.0)%	9.13%	(0.99)%
0	75,554	—	0.0%	10.11%	0.00%
-100	82,934	7,379	10.0%	10.94%	0.83%
-200	87,499	11,945	16.0%	11.43%	1.31%

Computations of prospective effects of hypothetical interest rate changes are calculated by the OTS from data provided by the company and are based on numerous assumptions, including relative levels of market interest rates, loan repayments and deposit runoffs, and should not be relied upon as indicative of actual results. Further, the computations do not contemplate any actions the company may undertake in response to changes in interest rates.

Management cannot predict future interest rates or their effect on the company’s NPV in the future. Certain shortcomings are inherent in the method of analysis presented in the computation of NPV. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in differing degrees to changes in market interest rates. Additionally, certain assets, such as adjustable rate loans, which represent the company’s primary loan product, have features that restrict changes in interest rates during the initial term and over the remaining life of the asset. In addition, the proportion of adjustable rate loans in the company’s portfolio could decrease in future periods due to refinancing activity if market rates decrease. Further, in the event of a change in interest rates, prepayment and early withdrawal levels could deviate significantly from those assumed in the table. Finally, the ability of many borrowers to service their adjustable-rate debt may decrease in the event of an interest rate increase.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Pocahontas Bancorp, Inc.

Jonesboro, Arkansas

We have audited the accompanying consolidated statement of financial condition of Pocahontas Bancorp, Inc. and subsidiaries (the “Company”) as of September 30, 2006, and the related consolidated statements of income, stockholders’ equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of Pocahontas Bancorp, Inc. and subsidiaries for the years ended September 30, 2005 and 2004, were audited by other auditors whose report, dated December 22, 2005 (December 21, 2006 and May 19, 2006 as to the effects of the restatements of those financial statements, as described in the first and second paragraphs, respectively, of Note 26 thereof), expressed an unqualified opinion on those statements.

We conducted our audit of the 2006 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2006 financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pocahontas Bancorp, Inc. and subsidiaries as of September 30, 2006, and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ KRAFTCPAS PLLC

Nashville, Tennessee

November 21, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Pocahontas Bancorp, Inc.

Jonesboro, Arkansas

We have audited the accompanying consolidated statement of financial condition of Pocahontas Bancorp, Inc. and subsidiaries (the “Company”) as of September 30, 2005, and the related consolidated statements of income, stockholders’ equity, and cash flows for the years ended September 30, 2005 and 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2005, and the results of its operations and its cash flows for the years ended September 30, 2005 and 2004, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 26, the consolidated financial statements for the years ended September 30, 2005 and 2004 have been restated.

/s/ DELOITTE & TOUCHE LLP

Little Rock, Arkansas

December 22, 2005 (December 21, 2006 and May 19, 2006 as to the effects of the restatements described in the first and second paragraphs, respectively, in Note 26)

POCAHONTAS BANCORP, INC.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS AT

SEPTEMBER 30, 2006 AND 2005 AND FOR THE THREE YEARS IN

THE PERIOD ENDED SEPTEMBER 30, 2006

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

SEPTEMBER 30, 2006 AND 2005

	2006	2005
ASSETS
Cash and due from banks:
Interest bearing	$17,055	$14,600
Noninterest bearing	23,808,233	23,396,851

	23,825,288	23,411,451
Cash surrender value of life insurance	8,392,191	8,019,097
Securities held-to-maturity, at amortized cost (fair value of $130,187,272 and $127,755,514 in 2006 and 2005, respectively)	133,120,083	129,952,373
Securities available-for-sale, at fair value (amortized cost of $97,152,528 and $102,343,904 in 2006 and 2005, respectively)	93,561,067	99,460,045
Trading securities, at fair value	—	3,126,044
Loans receivable, net	431,768,328	426,538,047
Loans receivable, held for sale	3,243,591	3,057,985
Accrued interest receivable	5,037,759	4,487,837
Premises and equipment, net	15,876,493	16,716,912
Federal Home Loan Bank stock, at cost	6,571,500	7,962,000
Goodwill	8,847,572	8,847,572
Core deposit premiums, net	4,350,114	5,323,319
Other assets	3,859,743	4,360,885

TOTAL ASSETS	$738,453,729	$741,263,567

LIABILITIES AND STOCKHOLDERS’ EQUITY
LIABILITIES:
Deposits	$557,788,431	$514,043,734
Federal Home Loan Bank advances	104,398,292	148,645,397
Deferred compensation	1,788,721	2,176,859
Accrued interest payable	1,243,944	1,289,978
Accrued expenses and other liabilities	3,294,690	5,776,662
Trust preferred securities	16,983,450	16,962,683

Total liabilities	685,497,528	688,895,313

STOCKHOLDERS’ EQUITY:
Common stock, $0.01 par value, 8,000,000 shares authorized; 7,602,492 shares issued and 4,641,717 shares outstanding at 2006 and 2005	76,024	76,024
Additional paid-in capital	57,134,937	57,275,390
Unearned ESOP shares	(1,799,459)	(2,076,856)
Accumulated other comprehensive loss	(2,837,087)	(2,517,282)
Retained earnings	24,784,330	24,013,522

	77,358,745	76,770,798
Less treasury stock at cost, 2,960,775 shares at 2006 and 2005	(24,402,544)	(24,402,544)

Total stockholders’ equity	52,956,201	52,368,254

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$738,453,729	$741,263,567

See notes to consolidated financial statements.

POCAHONTAS BANCORP, INC.

CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED SEPTEMBER 30, 2006, 2005, AND 2004

	2006	2005	2004
INTEREST INCOME:
Loans receivable	$28,771,889	$23,804,611	$23,997,993
Securities:
Taxable	8,527,625	10,772,099	11,158,113	*
Nontaxable	1,882,097	1,054,706	924,043	*

Total interest income	39,181,611	35,631,416	36,080,149

INTEREST EXPENSE:
Deposits	17,105,078	12,232,219	11,619,647
Borrowed funds	5,415,796	5,269,259	3,751,246
Trust preferred securities	1,610,239	1,440,363	1,286,688

Total interest expense	24,131,113	18,941,841	16,657,581

NET INTEREST INCOME BEFORE PROVISION FOR LOAN LOSSES	15,050,498	16,689,575	19,422,568
PROVISION FOR LOAN LOSSES	845,000	525,000	3,900,000

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	14,205,498	16,164,575	15,522,568

NON-INTEREST INCOME:
Dividends	386,678	319,108	135,413
Fees and service charges	3,083,804	3,187,079	3,081,843
Trading gains, net	337	240,736	398,165
Gain on sales of loans	777,312	1,056,477	1,239,706
Gain on sales of securities, net	269,941	565,939	385,866
Gain on sale of branches	—	—	136,834
Gain on sale of loan servicing	159,148	—	—
Other	344,314	306,465	294,690

Total non-interest income, net	5,021,534	5,675,804	5,672,517

NON-INTEREST EXPENSES:
Compensation and benefits	9,350,132	9,342,144	9,539,845
Occupancy and equipment	2,941,812	2,779,615	2,723,191
Insurance premiums	406,065	373,886	334,768
Professional fees	1,478,705	1,008,483	826,156
Data processing	765,205	668,737	675,485
Advertising and donations	478,135	1,193,756	408,480
Office supplies	290,779	373,345	234,129
REO and other repossessed assets	89,889	210,695	321,249
Other	1,303,230	1,554,128	1,211,924

Total non-interest expenses	17,103,952	17,504,789	16,275,227

INCOME BEFORE INCOME TAXES	2,123,080	4,335,590	4,919,858
INCOME TAX EXPENSE (BENEFIT)	(90,550)	1,096,534	1,463,244

NET INCOME	$2,213,630	$3,239,056	$3,456,614

EARNINGS PER SHARE:
Basic earnings per share	$0.49	$0.72	$0.77

Diluted earnings per share	$0.48	$0.71	$0.75

DIVIDENDS PAID	$0.32	$0.32	$0.32

*	2004 amounts as restated, see Note 26

See notes to consolidated financial statements.

POCAHONTAS BANCORP, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

YEARS ENDED SEPTEMBER 30, 2006, 2005, AND 2004

	Common Stock		Additional Paid-In Capital	Unearned ESOP Shares	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Treasury Stock		Total Stockholders’ Equity
	Shares	Amount					Shares	Amount
BALANCE, OCTOBER 1, 2003	7,497,066	$74,970	$56,533,430	$(538,121)	$899,339	$20,199,149	2,947,275	$(24,172,200)	$52,996,567
Comprehensive income (loss)
Net change in unrealized gain on available-for-sale securities, net of tax					(478,727)				(478,727)
Unrealized loss for securities transferred to held-to-maturity					(906,107)				(906,107)
Amortization of unrealized loss on securities transferred to held-to-maturity					23,082				23,082
Less reclassification adjustment for (gains) losses included in net income					(254,672)				(254,672)
Net income						3,456,614			3,456,614

Total comprehensive income									1,840,190
Repayment of ESOP loan and related increase in share value			(9,424)	692,663					683,239
Purchase of stock for ESOP				(2,270,740)					(2,270,740)
Options exercised	105,426	1,054	923,649						924,703
Treasury stock purchased							13,500	(230,344)	(230,344)
Dividends						(1,442,791)			(1,442,791)

BALANCE, SEPTEMBER 30, 2004	7,602,492	76,024	57,447,655	(2,116,198)	(717,085)	22,212,972	2,960,775	(24,402,544)	52,500,824
Comprehensive income (loss)
Net change in unrealized loss on available-for-sale securities, net of tax					(1,695,767)				(1,695,767)
Amortization of unrealized loss on securities transferred to held-to-maturity					269,090				269,090
Less reclassification adjustment for (gains) losses included in net income					(373,520)				(373,520)
Net income						3,239,056			3,239,056

Total comprehensive income									1,438,859
Repayment of ESOP loan and related increase in share value			(172,265)	508,252					335,987
Purchase of stock for ESOP				(468,910)					(468,910)
Dividends						(1,438,506)			(1,438,506)

BALANCE, SEPTEMBER 30, 2005	7,602,492	76,024	57,275,390	(2,076,856)	(2,517,282)	24,013,522	2,960,775	(24,402,544)	52,368,254
Comprehensive income (loss)
Net change in unrealized gain on available-for-sale securities, net of tax					(288,856)				(288,856)
Amortization of unrealized loss on securities transferred to held-to-maturity					147,212				147,212
Less reclassification adjustment for (gains) losses included in net income					(178,161)				(178,161)
Net income						2,213,630			2,213,630

Total comprehensive income									1,893,825
Repayment of ESOP loan and related increase in share value			(140,453)	353,509					213,056
Purchase of stock for ESOP				(76,112)					(76,112)
Dividends	—	—	—	—	—	(1,442,822)	—	—	(1,442,822)

BALANCE, SEPTEMBER 30, 2006	7,602,492	$76,024	$57,134,937	$(1,799,459)	$(2,837,087)	$24,784,330	2,960,775	$(24,402,544)	$52,956,201

See notes to consolidated financial statements.

POCAHONTAS BANCORP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED SEPTEMBER 30, 2006, 2005, AND 2004

	2006	2005	2004
		(As restated, see Note 26)
OPERATING ACTIVITIES:
Net income	$2,213,630	$3,239,056	$3,456,614
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	845,000	525,000	3,900,000
Depreciation of premises and equipment	1,297,821	1,302,848	1,259,864
Deferred income tax provision (benefit)	(533,993)	487,640	(1,324,590)
Amortization of deferred loan fees	(60,390)	(67,185)	(66,577)
Amortization of premiums and discounts, net	153,163	244,153	147,083
Amortization of core deposit premium	973,205	973,204	944,696
Adjustment of ESOP shares and release of shares under recognition and retention plan	213,056	335,987	683,239
(Increase) decrease in loans held for sale	591,706	(507,309)	2,875,744
Net gains on sales of loans	(777,312)	(1,056,477)	(1,239,706)
Net gains on sales of investment securities	(269,941)	(565,939)	(385,866)
Net gains on sales of branches	—	—	(136,834)
Net gain on sale of mortgage servicing rights	(159,148)	—	—
Increase in cash surrender value of life insurance policies	(373,093)	(334,846)	(343,633)
Stock dividends on FHLB stock	(348,700)	(257,700)	(113,400)
Changes in operating assets and liabilities, net
Trading securities	(442,256)	(1,143,679)	(485,113)
Accrued interest receivable	(549,921)	(291,734)	964,903
Accrued interest payable	(46,034)	263,943	(21,783)
Other assets	1,298,788	(1,123,662)	1,832,607
Deferred compensation	(388,139)	(253,235)	(455,144)
Accrued expenses and other liabilities	(51,973)	1,313,021	(798,322)

Net cash provided by operating activities	3,585,469	3,083,086	10,693,782

INVESTING ACTIVITIES:
Sale of branches to Bank of Cave City, Arkansas	—	—	(9,697,800)
Purchases of available for sale and held to maturity securities	(36,868,631)	(80,574,357)	(112,557,349)
Proceeds from sale of securities available-for-sale	2,900,647	49,180,848	86,953,100
Proceeds from maturities, calls and principal prepayment of investment securities	37,414,708	49,787,128	76,386,821
Net (increase) decrease in FHLB Bank stock	1,739,200	221,600	(2,228,800)
Increase in loans, net	(6,819,525)	(46,043,012)	(1,834,799)
Proceeds from sale of REO	940,713	988,675	881,693
Proceeds from sale of premises and equipment	3,235	13,456	7,567
Purchases of premises and equipment	(460,638)	(4,270,778)	(1,042,267)

Net cash provided (used) by investing activities	(1,150,291)	(30,696,440)	36,868,166

(Continued)

POCAHONTAS BANCORP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

YEARS ENDED SEPTEMBER 30, 2006, 2005, AND 2004

	2006	2005	2004
		(As restated, see Note 26)
FINANCING ACTIVITIES:
Net increase (decrease) in deposits other than in acquisitions and branch sales	$43,744,697	$22,965,201	$(84,548,016)
Federal Home Loan Bank advances	1,446,820,000	1,000,211,000	877,684,600
Repayment of Federal Home Loan Bank advances	(1,491,067,104)	(1,005,462,472)	(824,481,358)
Exercise of stock options	—	—	924,703
Purchase of treasury shares	—	—	(230,344)
Purchase of stock for ESOP	(76,112)	(468,909)	(2,270,740)
Dividends paid	(1,442,822)	(1,438,506)	(1,442,791)

Net cash provided (used) by financing activities	(2,021,341)	15,806,314	(34,363,946)

NET INCREASE (DECREASE) IN CASH AND DUE FROM BANKS	413,837	(11,807,040)	13,198,002

CASH AND DUE FROM BANKS, BEGINNING OF YEAR	23,411,451	35,218,491	22,020,489

CASH AND DUE FROM BANKS, END OF YEAR	$23,825,288	$23,411,451	$35,218,491

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for:
Interest	$24,177,147	$18,677,897	$16,679,365

Income taxes	$533,026	$1,138,685	$2,884,070

SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND FINANCING ACTIVITIES:
Transfers from loans to real estate acquired, or deemed acquired, through foreclosure	$1,188,433	$2,184,747	$2,706,959

Loans originated to finance the sale of real estate acquired through foreclosure	$383,799	$821,500	$1,149,662

Trading securities transferred to available-for-sale	$3,568,300	$—	$—

Securities purchased not settled	$—	$2,430,000	$—

Securities transferred to held-to-maturity	$—	$—	$86,089,901

(Concluded)

See notes to consolidated financial statements.

POCAHONTAS BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED SEPTEMBER 30, 2006, 2005, AND 2004

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Principles of Consolidation—The accompanying consolidated financial statements include the accounts of Pocahontas Bancorp, Inc. (“Bancorp”), its wholly owned subsidiary, First Community Bank (the “Bank”), as well as the Bank’s subsidiaries, Southern Mortgage Corporation, P.F. Service, Inc. and Sun Realty, Inc. (collectively referred to as the “Company”). All significant intercompany transactions have been eliminated in consolidation. The Bank operates 21 offices in northeastern Arkansas and Tulsa County Oklahoma, as a federally chartered savings and loan.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Due From Banks—For the purpose of presentation in the consolidated statements of cash flows, cash and cash equivalents are defined as those amounts included in the statement of financial condition caption “cash and due from banks.” This includes cash on hand and amounts due from depository institutions and highly-liquid investments having a maturity at acquisition of three months or less.

Trading Securities—Equity securities held principally for resale in the near term are classified as trading securities and reported at their fair values. Unrealized gains and losses on trading securities are included in other income.

Securities Held-to-Maturity—Bonds, notes, and debentures for which the Company has the positive intent and ability to hold to maturity are reported at cost, adjusted for the amortization of premiums and the accretion of discounts, which are recognized in income using the level-yield method over the assets’ remaining lives and adjusted for anticipated prepayments. Should other than a temporary decline in the fair value of a security occur, the carrying value of such security would be written down to current market value by a charge to operations. As of September 30, 2006 and 2005, no securities were determined to have other than a temporary decline in fair value below cost. For a debt security transferred into the held-to-maturity category from the available-for-sale category, the unrealized holding gain or loss at the date of the transfer, which is included in accumulated other comprehensive income, is amortized over the remaining life of the security as an adjustment of yield in a manner consistent with the amortization of any premium or discount.

Securities Available-for-Sale—Available-for-sale securities consist of securities that the Company intends to hold for an indefinite period of time and are reported at fair value. Unrealized holding gains and losses, net of tax, on available-for-sale securities are reported as accumulated other comprehensive income (loss), a separate component of stockholders’ equity, until realized. Gains and losses on the sale of available-for-sale securities are determined using the specific-identification method. Declines in the fair value of individual available-for-sale securities below their cost that are other than temporary would result in a write-down of the individual security to its fair value. The related write-down would be included in earnings as a realized loss. As of September 30, 2006, no securities were determined to have other than a temporary decline in fair value below cost.

Loans Receivable—Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal adjusted for any charge offs, the allowance for loan losses, and any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans.

POCAHONTAS BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2006, 2005, AND 2004

Discounts and premiums on purchased residential real estate loans are amortized to income using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments. Discounts and premiums on purchased consumer loans are recognized over the expected lives of the loans using methods that approximate the interest method. Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield over the life of the related loan.

The accrual of interest on impaired loans is discontinued when, in management’s opinion, the borrower may be unable to meet contractual principal or interest obligations or where interest or principal is 90 days or more past due. When a loan is placed on nonaccrual status, accrual of interest ceases and, in general, uncollected past due interest (including interest applicable to prior reporting periods, if any) is reversed and charged against current income. Therefore, interest income is not recognized unless the financial condition or payment record of the borrower warrants the recognition of interest income. Interest on loans that have been restructured is generally accrued according to the renegotiated terms.

Loans Receivable Held for Sale—Loans receivable, held for sale are carried at the lower of cost or market, which is computed by the aggregate method (unrealized losses are offset by unrealized gains). Gains or losses on loan sales are recognized at the time of sale and are determined by the difference between net sales proceeds and the unpaid principal balance of loans sold, adjusted for unamortized discount points and fees collected from borrowers, deferred origination costs and amounts allocated to retained servicing rights.

Allowance for Loan Losses—The allowance for loan losses is a valuation allowance to provide for incurred but not yet realized losses. The Company reviews its loans for impairment on a quarterly basis. Impairment is determined by assessing the probability that the borrower will not be able to fulfill the contractual terms of the agreement. If a loan is determined to be impaired, the amount of the impairment is measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate or by use of the observable market price of the loan or fair value of collateral if the loan is collateral dependent. Throughout the year management estimates the level of probable losses to determine whether the allowance for loan losses is appropriate considering the estimated losses existing in the portfolio. Based on these estimates, an amount is charged to the provision for loan losses and credited to the allowance for loan losses in order to adjust the allowance to a level determined by management to be appropriate relative to losses. The allowance for loan losses is increased by charges to income (provisions) and decreased by charge offs, net of recoveries. Loans are charged off by reducing the loan balance and the allowance in the period in which the loans are deemed uncollectible in whole or in part.

Management’s periodic evaluation of the appropriateness of the allowance is based on the Company’s past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral and current economic conditions.

Homogeneous loans are those that are considered to have common characteristics that provide for evaluation on an aggregate or pool basis. The Company considers the characteristics of (1) one-to-four family residential first mortgage loans; (2) automobile loans; and (3) consumer and home improvement loans to permit consideration of the appropriateness of the allowance for losses of each group of loans on a pool basis. The primary methodology used to determine the appropriateness of the allowance for losses includes segregating certain specific, poorly performing loans based on their performance characteristics from the pools of loans as to type and then applying a loss factor to the remaining pool balance based on several factors including classification of the loans as to grade, past loss experience, inherent risks, economic conditions in the primary

POCAHONTAS BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2006, 2005, AND 2004

market areas and other factors which usually are beyond the control of the Company. Those segregated specific loans are evaluated using the present value of future cash flows, usually determined by estimating the fair value of the loan’s collateral reduced by any cost of selling and discounted at the loan’s effective interest rate if the estimated time to receipt of monies is more than three months.

Non-homogeneous loans are those loans that can be included in a particular loan type, such as commercial loans and multi-family and commercial first mortgage loans, but which differ in other characteristics to the extent that valuation on a pool basis is not valid. After segregating specific, poorly performing loans and applying the methodology as noted in the preceding paragraph for such specific loans, the remaining loans are evaluated based on payment experience, known difficulties in the borrowers business or geographic area, loss experience, inherent risks and other factors usually beyond the control of the Company. These loans are then graded and a factor, based on experience, is applied to estimate the probable loss.

Estimates of the probability of loan losses involve an exercise of judgment. While it is possible that in the near term the Company may sustain losses which are substantial in relation to the allowance for loan losses, it is the judgment of management that the allowance for loan losses reflected in the consolidated statements of financial condition is appropriate considering the estimated probable losses in the portfolio.

Servicing—Servicing assets are recognized as separate assets when rights are acquired through purchase or through sale of financial assets. Capitalized servicing rights are reported in other assets and are amortized into noninterest income in proportion to, and over the period of the estimated future net servicing income of the underlying financial assets. Servicing assets are evaluated for impairment based upon the fair value of the rights as compared to amortized cost. Impairment is determined by stratifying rights by predominant characteristics, such as interest rates and terms. Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions. Impairment is recognized through a valuation allowance for an individual stratum, to the extent that fair value is less than the capitalized amount for the stratum.

Interest Rate Risk—The Company’s asset base is exposed to risk including the risk resulting from changes in interest rates and changes in the timing of cash flows. The Company monitors the effect of such risks by considering the mismatch of the maturities of its assets and liabilities in the current interest rate environment and the sensitivity of assets and liabilities to changes in interest rates. The Company’s management has considered the effect of significant increases and decreases in interest rates and believes such changes, if they occurred, would be manageable and would not affect the ability of the Company to hold its assets as planned. However, the Company is exposed to significant market risk in the event of significant and prolonged interest rate changes.

Foreclosed Real Estate—Real estate properties acquired through, or in lieu of, loan foreclosure are initially recorded at fair value, less estimated costs to sell, at the date of foreclosure establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less cost to sell. Revenues and expenses from operations and changes in the valuation allowance are included in non-interest expenses. Properties obtained in this matter are also referred to as real estate owned (“REO”).

Premises and Equipment—Land is carried at cost. Buildings and furniture, fixtures, and equipment are carried at cost, less accumulated depreciation. Depreciation for financial statement purposes is computed using the straight-line method over the estimated useful lives of the assets ranging from 3 to 40 years.

POCAHONTAS BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2006, 2005, AND 2004

Core Deposit Premiums—Core deposit premiums paid are being amortized over ten years which approximates the estimated life of the purchased deposits. The carrying value of core deposit premiums is periodically evaluated to estimate the remaining periods of benefit. If these periods of benefit are determined to be less than the remaining amortizable life, an adjustment to reflect such shorter life will be made.

Goodwill—Goodwill is tested periodically for impairment and written down to fair value as necessary. As of April 1, 2006 and 2005, the Company performed its annual impairment test and concluded there was no impairment of the carrying value of the Company’s goodwill. Absent any impairment indicators, the Company expects to perform its next impairment test as of April 1, 2007.

Income Taxes—Deferred tax assets and liabilities are recorded for temporary differences between the carrying value and tax bases of assets and liabilities. Such amounts are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. Valuation allowances are established when necessary to reduce the deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in applicable deferred tax assets and liabilities.

Stock Compensation—At September 30, 2006, the Company has two stock-based employee compensation plans, which are more fully described in Note 21. Financial Accounting Standards Board Statement Number 123 (revised 2004) (“FAS 123 (R)”), Share-Based Payments, requires all entities to recognize compensation expense in an amount equal to the fair value of share-based payments such as stock options granted to employees. As of October 1, 2005, the Company adopted FAS 123(R) using the modified prospective method. Under this method, the Company is required to record compensation expense (as previous awards continue to vest) for the unvested portion of previously granted awards that remained outstanding at the date of adoption. As of October 1, 2005, the Company’s options were fully vested, requiring no expense to be recorded for the year ended September 30, 2006.

Recently Adopted or Issued Accounting Standards—In November 2005, FSP FAS 115-1 and FAS 124-1 “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” was issued. The FSP addressed the determination as to when an investment is considered impaired, whether that impairment is other-than-temporary, and the measurement of an impairment loss. It also included accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance of the FSP amended FASB Statements No. 115, Accounting for Certain Investments in Debt and Equity Securities, No. 124, Accounting for Certain Investments Held by Not-for-Profit Organizations, and APB Opinion No 18, The Equity Method of Accounting for Investments in Common Stock. The FSP nullified certain requirements of Emerging Issues Task Force (“EITF”) Issue 03-1 and supersedes EITF Topic No. D-44, “Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value.” The FSP gives guidance regarding how to determine whether an investment is impaired, if impaired how to evaluate whether the impairment is other-than-temporary, and proper accounting and disclosures for the investments. The Guidance is effective for reporting periods beginning after December 15, 2005; earlier application is permitted. The adoption of EITF 03-1 did not have an effect on the Company’s consolidated financial statements.

In July 2006, the Financial Accounting Standards Board (FASB) issued Financial Interpretation (FIN) No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109 which is

POCAHONTAS BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2006, 2005, AND 2004

effective for fiscal years beginning after December 15, 2006. FIN No. 48 provides guidance regarding the recognition, measurement, presentation and disclosure in the financial statements of tax positions taken or expected to be taken on a tax return, including the decision whether to file or not file in a particular jurisdiction. The cumulative effect of the changes arising from the initial application of FIN 48 is required to be reported as an adjustment to the opening balance of retained earnings in the period of adoption. The Company is currently evaluating the impact, if any, of the adoption of FIN 48 on our financial statements.

Reclassifications—Certain 2004 and 2005 amounts have been reclassified to conform to the 2006 presentation. Accrued interest payable is being presented as a separate line item on the Consolidated Statements of Financial Condition in 2006 compared to 2005, dividends are being presented as a separate line item on the Consolidated Statements of Income in 2006 compared to 2005 and 2004, and other comprehensive income is presented in the Consolidated Statements of Stockholders’ Equity in 2006 instead of in a Statement of Income and Other Comprehensive Income in 2005 and 2004.

2. FAIR VALUES OF FINANCIAL INSTRUMENTS

The estimated fair value amounts of financial instruments have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The carrying amounts and estimated fair values of financial instruments at September 30, 2006 and 2005, were as follows (items which are not financial instruments are not included):

	2006		2005
	Carrying Amounts	Estimated Fair Value	Carrying Amounts	Estimated Fair Value
Financial assets and liabilities:
Cash and due from banks	$23,825,288	$23,825,288	$23,411,451	$23,411,451
Cash surrender value of life insurance	8,392,191	8,392,191	8,019,097	8,019,097
Securities held-to-maturity	133,120,083	130,187,272	129,952,373	127,755,514
Securities available-for-sale	93,561,067	93,561,067	99,460,045	99,460,045
Trading securities	—	—	3,126,044	3,126,044
Loans receivable, net	431,768,328	432,669,000	426,538,047	423,664,000
Loans receivable held for sale	3,243,591	3,308,000	3,057,985	3,260,000
Accrued interest receivable	5,037,759	5,037,759	4,487,837	4,487,837
Federal Home Loan Bank stock	6,571,500	6,571,500	7,962,000	7,962,000
Demand and savings deposits	216,605,387	216,605,387	246,257,677	245,604,000
Time deposits	341,183,044	339,821,000	267,786,057	267,157,000
Federal Home Loan Bank advances	104,398,292	104,198,000	148,645,397	147,967,000

For purposes of the above disclosures of estimated fair value, the following assumptions were used. The estimated fair values for cash and due from banks, cash surrender value of life insurance, accrued interest receivable, and FHLB stock are considered to approximate cost. The estimated fair values for securities are based on quoted market values for the individual securities or for equivalent securities. The fair value for loans is

POCAHONTAS BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2006, 2005, AND 2004

estimated by discounting the future cash flows using the current rates the Company would charge for similar such loans at the applicable date. The estimated fair values for demand and savings deposits are based on the amounts for which they could be settled on demand. The estimated fair values for time deposits and FHLB advances are based on estimates of the rate the Company would pay on such deposits and borrowed funds at the applicable date, applied for the time period until maturity. The estimated fair values for other financial instruments approximate cost and are not considered significant to this presentation. Fair values for the Company’s off-balance-sheet instruments, which consist of lending commitments and standby and commercial letters of credit, are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties’ credit standing. Management believes that the fair value of these off-balance-sheet instruments is not significant.

3. SECURITIES

The amortized cost and estimated fair values of securities at September 30 are as follows:

	2006
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Held-to-Maturity
US Government Agencies	$4,000,000	$—	$133,380	$3,866,620
US Government Treasury Notes	19,920,698	—	176,948	19,743,750
Mortgage Backed Securities	61,329,055	—	2,755,893	58,573,162
Municipal bonds	47,870,330	268,955	135,545	48,003,740

Total	$133,120,083	$268,955	$3,201,766	$130,187,272

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Available-for-sale
Mortgage backed securities	$95,214,934	$—	$3,520,437	$91,694,497
Preferred Security	111,350	—	3,325	108,025
Equity Securities (Common Stock)	826,244	26,000	56,799	795,445
Mutual fund	1,000,000	—	36,900	963,100

Total	$97,152,528	$26,000	$3,617,461	$93,561,067

POCAHONTAS BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2006, 2005, AND 2004

	2005
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Held-to-Maturity
US Government Agencies	$4,000,000	$—	$74,057	$3,925,943
US Government Treasury Notes	19,844,509	—	133,571	19,710,938
Mortgage Backed Securities	76,704,653	9,560	2,101,766	74,612,447
Municipal bonds	29,403,211	257,902	154,927	29,506,186

Total	$129,952,373	$267,462	$2,464,321	$127,755,514

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Available-for-sale
Mortgage backed securities	$101,343,904	$—	$2,859,874	$98,484,030
Mutual fund	1,000,000	—	23,985	976,015

Total	$102,343,904	$—	$2,883,859	$99,460,045

The amortized cost and estimated fair value of securities at September 30, 2006, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Held-to-Maturity		Available-for-Sale
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Due in one year or less	$11,643,160	$11,582,568	$—	$—
Due from one year to five years	18,784,018	18,607,185	—	—
Due from five years to ten years	9,630,181	9,629,987	—	—
Due after ten years	31,733,669	31,794,370	—	—
Mortgage backed securities	61,329,055	58,573,162	95,214,934	91,694,497
Preferred Security	—		111,350	108,025
Equity Securities (Common Stock)	—		826,244	795,445
Mutual fund	—	—	1,000,000	963,100

Total	$133,120,083	$130,187,272	$97,152,528	$93,561,067

Available-for-sale securities with a carrying value and a fair value of $41,759,272 and $16,440,711 at September 30, 2006 and 2005, respectively, and held-to-maturity securities with a carrying value of $65,953,046 and a fair value of $64,641,364 at September 30, 2006, and a carrying value of $87,277,527 and a fair value of $85,722,293 at September 30, 2005, were pledged to collateralize public and trust deposits.

For the years ended September 30, 2006, 2005, and 2004, proceeds from the sales of securities available-for-sale amounted to $2,900,647, $49,180,848, and $86,953,100, respectively. Gross realized gains amounted to $295,059, $566,790, and $845,892, respectively. Gross realized losses amounted to $25,118, $851, and $460,026, respectively.

POCAHONTAS BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2006, 2005, AND 2004

The following table presents those investments of the Company with gross unrealized losses, along with the related fair value, by investment category and length of time in a loss position. These individual securities have been in a continuous unrealized loss position as of September 30, 2006.

Security Description	Less than 12 months		12 months or longer		Total
	Market Value	Unrealized Losses	Market Value	Unrealized Losses	Market Value	Unrealized Losses
Held-to-Maturity
U.S. Government agency obligations	$—	$—	$3,866,620	$(133,380)	$3,866,620	$(133,380)
U.S. Government Treasury obligations	—	—	19,743,750	(176,948)	19,743,750	(176,948)
Mortgage-backed securities	—	—	58,573,162	(2,755,893)	58,573,162	(2,755,893)
Municipal Bonds	7,406,237	(35,967)	7,177,054	(99,578)	14,583,291	(135,545)

	$7,406,237	$(35,967)	$89,360,586	$(3,165,799)	$96,766,823	$(3,201,766)

Available-for-Sale
Mortgage-backed securities	$12,688,113	$(107,337)	$79,006,384	$(3,413,100)	$91,694,497	$(3,520,437)
Preferred Security	108,025	(3,325)	—	—	108,025	(3,325)
Equity Securities (Common Stock)	486,945	(34,049)	58,500	(22,750)	545,445	(56,799)
Mutual Fund	963,100	(36,900)	—	—	963,100	(36,900)

	$14,246,183	$(181,611)	$79,064,884	$(3,435,850)	$93,311,067	$(3,617,461)

Management of the Company anticipates that the market values of its investments which have unrealized losses for 12 months or longer at September 30, 2006, will increase to at least the cost of the investment to the Company. The investments with indicated losses above include debt securities whose market values have declined due to interest rate fluctuations and equity securities whose decline appears to be due to normal market factors including the issuer’s financial performance. In determining that the investment is not other-than-temporarily impaired the Company considered reports of financial specialists and the volatility of the investment’s fair value.

U.S. Government Obligations. The unrealized losses on the Company’s investments in U.S. Treasury obligations and direct obligations of U.S. government agencies were caused by interest rate increases. The contractual terms of those investments do not permit the issuer to settle the securities at a price less than the amortized cost of the investment. Because the Company has the ability and intent to hold those investments until a recovery of fair value, which may be maturity, the Company does not consider those investments to be other-than-temporarily impaired at September 30, 2006.

Federal Agency Mortgage-Backed Securities. The unrealized losses on the Company’s investment in federal agency mortgage-backed securities were caused by interest rate increases. The Company purchased those investment securities at a premium relative to their face amount, and the contractual cash flows of those investments are guaranteed by an agency of the U.S. government. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost of the Company’s investment. Because the decline in market value is attributable to changes in interest rates and not credit quality, and because the Company has the ability and intent to hold those investments until a recovery of fair value, which may be maturity, the Company does not consider those investments to be other-than-temporarily impaired at September 30, 2006.

POCAHONTAS BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2006, 2005, AND 2004

Municipal Bonds. The unrealized losses on the Company’s investments in municipal bonds were caused by interest rate increases. The contractual terms of those investments do not permit the issuer to settle the securities at a price less than the amortized cost of the investment. Because the Company has the ability and intent to hold those investments until a recovery of fair value, which may be maturity, the Company does not consider those investments to be other-than-temporarily impaired at September 30, 2006.

Mutual Fund. The unrealized loss on the Company’s investment in the CRA Mutual Fund was caused by interest rate increases. The composition of the Fund includes Asset Backed Securities/CMOs, Targeted Mortgage-backed Securities, FNMA, Taxable Municipal Bonds, Money markets, and project loans. Because the Company has the ability and intent to hold this investment until a recovery of fair value, the Company does not consider this investment to be other-than-temporarily impaired at September 30, 2006.

4. LOANS RECEIVABLE

Loans receivable at September 30 are summarized as follows:

	2006	2005
Real estate loans:
Single-family residential	$127,993,914	$133,438,043
Multifamily residential	9,623,559	8,812,085
Agricultural	18,095,981	20,190,397
Commercial	130,415,628	135,810,958

Total real estate loans	286,129,082	298,251,483

Other loans:
Savings account loans	6,669,883	6,279,261
Commercial business	78,594,307	80,695,014
Other	69,313,129	52,150,010

Total other loans	154,577,319	139,124,285

Total loans receivable	440,706,401	437,375,768

Less:
Undisbursed loan proceeds	5,796,604	7,456,048
Unearned fees, net	147,412	172,412
Allowance for loan losses	2,994,057	3,209,261

Loans receivable, net	$431,768,328	$426,538,047

The Company originates adjustable rate mortgage loans to hold for investment. The Company also originates 15 year, 20 year and 30 year fixed-rate mortgage loans and sells substantially all new originations of such loans to outside investors. Such loans are typically originated for sale. These loans are typically held for sale only a short time, and were approximately $3.2 million and $3.1 million as of September 30, 2006 and 2005, respectively. Normally the short time between origination and sale does not provide for significant differences between cost and market values.

During 2006, the Company sold the servicing rights on $97.2 million of loans previously sold to Fannie Mae for a net gain of $159 thousand.

POCAHONTAS BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2006, 2005, AND 2004

The Company is not committed to lend additional funds to debtors whose loans have been modified.

The Company grants real estate, commercial, consumer and agricultural real estate loans, primarily in northeastern Arkansas and Tulsa County Oklahoma. Substantially all loans are collateralized by real estate or consumer assets.

5. ACCRUED INTEREST RECEIVABLE

Accrued interest receivable at September 30 is summarized as follows:

	2006	2005
Securities	$1,191,180	$1,050,443
Loans receivable	3,846,579	3,437,394

TOTAL	$5,037,759	$4,487,837

6. ALLOWANCE FOR LOAN AND FORECLOSED REAL ESTATE LOSSES

Activity in the allowance for losses on loans and foreclosed real estate for the years ended September 30, 2006, 2005 and 2004 is as follows:

	Loans	Foreclosed Real Estate
BALANCE, OCTOBER 1, 2003	$4,067,660	$88,293
Provision for losses	3,900,000	272,515
Charge-offs	(4,645,193)	(317,717)
Recoveries	443,033	34,264

BALANCE, SEPTEMBER 30, 2004	3,765,500	77,355
Provision for losses	525,000	161,200
Charge-offs	(2,309,202)	(201,244)
Recoveries	1,227,963	7,000

BALANCE, SEPTEMBER 30, 2005	3,209,261	44,311
Provision for losses	845,000	76,700
Charge-offs	(1,522,663)	(111,939)
Recoveries	462,459	4,411

BALANCE, SEPTEMBER 30, 2006	$2,994,057	$13,483

POCAHONTAS BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2006, 2005, AND 2004

The following is a summary of information pertaining to impaired and non-accrual loans:

	September 30,
	2006	2005
	(in thousands)
Impaired loans with a valuation allowance	$1,875	$937
Impaired loans without a valuation allowance	—	—

Total Impaired Loans	$1,875	$937

Valuation allowance related to impaired loans	$409	$229
Total non-accrual loans	$2,059	$3,936
Total loans past-due ninety days or more and still accruing	$4	$161

	Years Ended September 30,
	2006	2005
	(in thousands)
Average investment in impaired loans	$1,354	$4,700

Interest income recognized on impaired loans	$69	$35

Interest income recognized on a cash basis on impaired loans is not significantly different from interest recognized on impaired loans above. No additional funds are committed to be advanced in connection with impaired loans.

7. PREMISES AND EQUIPMENT

Premises and equipment at September 30 are summarized as follows:

	2006	2005
Cost:
Land	$3,654,614	$3,654,614
Buildings and improvements	14,429,261	14,186,463
Furniture, fixtures, and equipment	5,638,965	5,481,484

	23,722,840	23,322,561
Less accumulated depreciation	(7,846,347)	(6,605,649)

TOTAL	$15,876,493	$16,716,912

POCAHONTAS BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2006, 2005, AND 2004

The Company is obligated under various non-cancelable operating leases for premises and equipment. Rental expense was $125,000, $122,000, and $131,000 for the years ended September 30, 2006, 2005 and 2004, respectively. Most of the leases contain options to extend for periods of 5 years. As of September 30, 2006, the approximate future minimum lease payments due under the aforementioned operating leases for their base terms are as follows:

Years ending September 30:
2007	$125,931
2008	117,216
2009	69,927
2010	55,539
2011	4,177

Total	$372,792

8. GOODWILL AND CORE DEPOSIT PREMIUMS, NET

There has been no change in the $8,847,572 carrying amount of goodwill for the years ended September 30, 2006 and 2005.

As of September 30, 2006, the Company has total core deposit intangible assets of $4,350,114 net of accumulated amortization of approximately $5,240,092. Core deposit intangible assets are estimated to have a useful life of 10 years.

The amortization of core deposit premiums is reported in the “interest expense on deposits” line item of the Company’s Consolidated Statements of Income. Total amortization expense for core deposit intangible assets was approximately $973,204, $973,204, and $944,696 for the years ended September 30, 2006, 2005, and 2004 respectively. Amortization expense for the net carrying amount of core deposit intangible assets at September 30, 2006 is estimated to be as follows:

Years ending September 30:
2007	$973,204
2008	838,883
2009	794,109
2010	794,109
2011	643,060
After September 30, 2011	306,749

Total	$4,350,114

POCAHONTAS BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2006, 2005, AND 2004

9. DEPOSITS

Deposits at September 30 are summarized as follows:

	2006	2005
Checking accounts, including noninterest-bearing deposits of $32,426,589 and $40,043,005 in 2006 and in 2005 , respectively	$181,900,018	$200,411,165
Passbook savings	34,705,369	45,846,512
Certificates of deposit	341,183,044	267,786,057

TOTAL	$557,788,431	$514,043,734

The aggregate amount of jumbo certificates of deposit with a minimum denomination of $100,000 was $152,742,712 and $115,268,031 at September 30, 2006 and 2005, respectively.

At September 30, 2006, scheduled maturities of certificates of deposit, net are as follows:

Total
Years ending September 30:
2007	$271,418,792
2008	39,774,661
2009	17,591,134
2010	8,396,597
2011	4,132,360

Subtotal	$341,313,544
Unamortized acquisition adjustment	(130,500)

TOTAL	$341,183,044

Interest expense on deposits for the years ended September 30, 2006, 2005, and 2004, is summarized as follows:

	2006	2005	2004
Checking	$3,905,559	$3,191,612	$3,529,430
Savings	921,980	851,069	585,210
Certificates of deposit	12,277,539	8,189,538	7,505,007

TOTAL	$17,105,078	$12,232,219	$11,619,647

POCAHONTAS BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2006, 2005, AND 2004

10. FEDERAL HOME LOAN BANK STOCK AND ADVANCES

The Company is required to purchase stock in the FHLB. Such stock may be redeemed at par but is not readily marketable. At September 30, 2006 and 2005, the Company had stock of $6,571,500 and $7,962,000, respectively. Pursuant to collateral agreements with the FHLB, advances are collateralized by all of the Company’s stock in the FHLB and by 75% of qualifying loans with a carrying value at September 30, 2006 and 2005, of approximately $138,991,000 and $136,740,000, respectively. Advances at September 30, 2006 and 2005, have maturity dates as follows:

	2006		2005
	Weighted Average Rate	Amount	Weighted Average Rate	Amount
September 30:
2006		$—	2.93%	$76,980,000
2007	3.99%	75,500,000	3.31%	49,500,000
2008	3.91%	10,357,965	3.95%	10,574,980
2009	4.43%	5,000,000	4.43%	5,000,000
2010	7.03%	4,000,000	7.03%	4,000,000
2011	5.06%	7,000,000		—
Thereafter	6.97%	2,540,327	6.97%	2,590,417

TOTAL	4.26%	$104,398,292	3.36%	$148,645,397

Interest expense on FHLB advances was $5,195,592, $4,997,198, and $3,657,921, for the years ended September 30, 2006, 2005, and 2004, respectively. Interest rates on all FHLB advances are fixed as of September 30, 2006.

11. TRUST PREFERRED SECURITIES

On March 28, 2001, Pocahontas Capital Trust I, a Delaware statutory business trust wholly owned by Pocahontas Bancorp, Inc., sold to qualified buyers in a private placement offering $7.5 million of 10.18% cumulative trust preferred securities. The proceeds were used to purchase an equal principal amount of 10.18% subordinated debentures of Pocahontas Bancorp, Inc. Pocahontas Bancorp, Inc. has, through various contractual arrangements, fully and unconditionally guaranteed all obligations of Pocahontas Capital Trust I on a subordinated basis with respect to the preferred securities. Subject to certain limitations, the preferred securities qualify as regulatory Tier 1 capital and are presented in the consolidated statements of financial condition as liabilities. The sole asset of Pocahontas Capital Trust I is the subordinated debentures issued by Pocahontas Bancorp, Inc. Both the preferred securities of Pocahontas Capital Trust I and the subordinated debentures of Pocahontas Bancorp, Inc. will mature on June 6, 2031; however, they may be prepaid, prior to maturity at any time on or after June 8, 2011, or earlier upon the occurrence of a special event as defined as certain changes in tax or investment company laws or regulatory capital requirements.

On November 28, 2001, Pocahontas Capital Trust II, a Delaware statutory business trust wholly owned by Pocahontas Bancorp, Inc., sold to qualified buyers in a private placement offering $10.0 million of variable rate (LIBOR +3.75%) cumulative trust preferred securities. The coupon resets semi-annually and has a coupon cap of 11.0% until December 8, 2006. The proceeds were used to purchase an equal principal amount of variable rate (LIBOR +3.75%) subordinated debentures of Pocahontas Bancorp, Inc. Pocahontas Bancorp, Inc. has, through various contractual arrangements, fully and unconditionally guaranteed all obligations of Pocahontas Capital

POCAHONTAS BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2006, 2005, AND 2004

Trust II on a subordinated basis with respect to the preferred securities. Subject to certain limitations, the preferred securities qualify as regulatory Tier 1 capital and are presented in the consolidated statements of financial condition as liabilities. The sole asset of Pocahontas Capital Trust II is the subordinated debentures issued by Pocahontas Bancorp, Inc. Both the preferred securities of Pocahontas Capital Trust II and the subordinated debentures of Pocahontas Bancorp, Inc. will mature on December 8, 2031; however, they may be prepaid, prior to maturity and upon prior approval from the OTS at any time on or after December 8, 2006, or earlier upon the occurrence of a special event as defined as certain changes in tax or investment company laws or regulatory capital requirements.

For the years ended September 30, 2006, 2005 and 2004, interest expense incurred on the trust preferred securities totaled $1,610,239, $1,440,363, and $1,286,688, respectively. Such interest is shown under interest expense as a separate line item, in the consolidated statements of income.

12. DEFERRED COMPENSATION

The Company has funded and unfunded deferred compensation agreements with a former executive and non-officer members of the Board of Directors. The plans limit the ability of the executive to compete with the Company and require that the directors continue to serve for a specified period of time. The amount of expense related to such plans for the years ended September 30, 2006, 2005, and 2004, was approximately $1,700, $14,000, and $13,000, respectively. As of September 30, 2006 and 2005, approximately $23,000, and $302,000, respectively was payable under the remaining agreements.

On March 2, 1999, the Company, the Bank, and an executive entered into an Employment Separation Agreement and Release (the “Agreement”). The Agreement provides, among other things, for the payment by the Company to the executive of $2,750,000, plus interest on the unpaid balance at the federal funds rate as determined monthly, in installments of not less than $150,000 annually, with the entire unpaid amount due upon the executive’s death. The unpaid balance, including accrued interest, was approximately $1,766,000 and $1,875,000 at September 30, 2006 and 2005, respectively.

13. RETIREMENT PLAN AND 401K AND EMPLOYEE STOCK OWNERSHIP PLAN

The Company has a 401K and Employee Stock Ownership Plan (“ESOP”). The 401K portion of the plan has semi-annual open enrollment dates and covers all employees who have accumulated one hour of service in each year. The Company can make either matching contributions or contribute an amount equal to a flat percentage rate, selected by discretion of the Board of Directors, applied to the base salary of each eligible employee. The Company made no contributions to the 401K portion of the plan for the years ended September 30, 2006, 2005 and 2004.

The Company established the ESOP on March 31, 1998. The plan covers all employees who have accumulated one year with 1,000 hours of service in each year. In 2003, the ESOP established a $2.0 million line of credit with the Company that was to be used to purchase additional shares of Company stock. In 2004, the ESOP established a second $2.0 million line of credit with the Company that was to be used to purchase additional shares of Company stock. Both loans were collateralized by the shares that were purchased with the proceeds of the loan; as of September 30, 2004, the ESOP owed $0.3 million on the first line of credit and $1.8 million on the second line of credit.

POCAHONTAS BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2006, 2005, AND 2004

During October 2004, the ESOP established a third line of credit for $3.1 million with the Company to be used to payoff the outstanding balances of $0.3 million on the first line of credit and the $1.8 million on the second line of credit and purchase up to $1.0 million in additional shares of Company stock on or before December 31, 2005. The loan is collateralized by shares that were purchased with the proceeds of the loans; as of September 30, 2005, the ESOP owed $1.8 million on the line of credit. As the loan is repaid, ESOP shares will be allocated to participants of the ESOP and are available for release to the participants subject to the vesting provisions of the ESOP. The Company contributed $316,757, $503,605, and $717,636, respectively, to the ESOP in years ended September 30, 2006, 2005, and 2004.

The Company also has a supplemental retirement plan for certain executive officers. The plan requires that a set amount be deposited into a trust each year until the executive officers reach 60 years of age. The amount of expense related to such plans was approximately $122,000, for each of the years ended September 30, 2006, 2005, and 2004, respectively.

14. INCOME TAXES

Bancorp and its subsidiaries file consolidated federal income tax returns on a fiscal year basis. During the year ended September 30, 1997, new legislation was enacted which provides for the recapture into taxable income of certain amounts previously deducted as additions to the bad debt reserves for income tax purposes. The Company began changing its method of determining bad debt reserves for tax purposes following the year ended September 30, 1996. The amounts to be recaptured for income tax reporting purposes are considered by the Company in the determination of the net deferred tax liability.

Income tax provision (benefit) for the years ended September 30 is summarized as follows:

	2006	2005	2004
Current tax
Federal	$498,393	$535,991	$2,335,897
State	(54,950)	72,903	451,937

	443,443	608,894	2,787,834
Deferred tax
Federal	(478,401)	404,860	(1,117,427)
State	(55,592)	82,780	(207,163)

	(533,993)	487,640	(1,324,590)

Total	$(90,550)	$1,096,534	$1,463,244

For the year ended September 30, 2006, the Company incurred federal alternative minimum tax of approximately $269,000 due principally to significant earnings from tax-exempt municipal bonds and the increase in the cash surrender value of officers’ life insurance. This amount will be available as a credit to offset regular federal tax in future years.

POCAHONTAS BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2006, 2005, AND 2004

The income tax provision differed from the amounts computed by applying the federal income tax rates as a result of the following:

	2006		2005		2004
Expected income tax expense	34.0%	$721,847	34.0%	$1,496,541	34.0%	$1,672,752
Exempt income	(30.1)	(639,913)	(8.1)	(358,600)	(6.4)	(314,175)
Cash surrender value of life insurance	(5.5)	(117,257)	(2.4)	(104,851)	(2.2)	(107,839)
State tax, net of federal benefit	(3.4)	(72,958)	2.4	104,345	3.3	161,551
Other	0.8	17,731	(0.6)	(40,901)	1.0	50,955

TOTAL	(4.3)%	$(90,550)	25.3%	$1,096,534	29.7%	$1,463,244

The net deferred tax amount, which is included in other assets (liabilities), consisted of the following:

	2006	2005
Deferred tax assets:
Deferred compensation	$712,092	$869,288
Allowance for loan losses	1,633,504	1,857,974
Unrealized loss on available-for-sale securities	1,221,097	980,512
Acquired deposit discount	75,779	—
Acquired loan premium	170,790	—
Tax credits	268,789	—
Other	17,271	17,946

Total deferred tax assets	4,099,321	3,725,720
Deferred tax liabilities:
Acquired core deposit intangible	(740,068)	(1,001,136)
Acquired deposit discount	—	(156,643)
Acquired loan premium	—	(21,351)
FHLB stock dividends	(315,956)	(214,572)
Other	(407,145)	(470,444)

Total deferred tax liabilities	(1,463,169)	(1,864,146)

Net deferred tax asset (liability)	$2,636,152	$1,861,574

The Company provides for the recognition of a deferred tax asset or liability for the future tax consequences of differences in carrying amounts and tax bases of assets and liabilities. Specifically exempted from this provision are bad debt reserves for tax purposes of U.S. savings and loan associations in the association’s base year, as defined. Base year reserves total approximately $3,600,000. Consequently, a deferred tax liability of approximately $1,378,000 related to such reserves is not provided for in the statement of financial condition.

POCAHONTAS BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2006, 2005, AND 2004

15. REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory—and possibly additional discretionary—actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of tangible and core capital (as defined in the regulations) to adjusted total assets (as defined), and of total capital (as defined) to risk weighted assets (as defined). Management believes, as of September 30, 2006, that the Bank met all capital adequacy requirements to which it is subject.

As of September 30, 2006 and 2005, the most recent notification from the Office of Thrift Supervision (“OTS”) categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total, tangible, and core capital ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the institution’s category.

The Bank’s actual capital amounts (in thousands) and ratios are also presented in the table:

	Actual		Required For Capital Adequacy Purposes		Required To Be Categorized As Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of September 30, 2006:
Tangible capital to tangible assets	$54,579	7.51%	$10,906	1.50%	N/A	N/A
Core capital to adjusted tangible assets	54,579	7.51	29,084	4.00	$36,355	5.00
Total capital to risk weighted assets	57,573	12.39	37,176	8.00	46,471	10.00
Tier I capital to risk weighted assets	54,579	11.74	18,588	4.00	27,882	6.00
As of September 30, 2005:
Tangible capital to tangible assets	$49,414	6.80%	$10,903	1.50%	N/A	N/A
Core capital to adjusted tangible assets	49,414	6.80	29,074	4.00	$36,343	5.00
Total capital to risk weighted assets	52,623	11.50	36,595	8.00	45,743	10.00
Tier I capital to risk weighted assets	49,414	10.80	18,297	4.00	27,446	6.00

POCAHONTAS BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2006, 2005, AND 2004

16. RETAINED EARNINGS

The Bank may not declare or pay cash dividends on its shares of common stock if the effect thereof would cause the Bank’s stockholder’s equity to be reduced below applicable regulatory capital maintenance requirements for insured institutions. This requirement effectively limits the dividend paying ability of the Company in that the Company must maintain an investment in equity of the Bank sufficient to enable the Bank to meet its requirements as noted above. Required capital amounts are shown in Note 15 to the consolidated financial statements. Liquidation account balances are not maintained because of the cost of maintenance and the remote likelihood of complete liquidation. Additionally, the Bank is limited to distributions it may make to Bancorp without OTS approval if the distribution would cause the total distributions to exceed the Bank’s net income for the year to date plus the Bank’s net income (less distributions) for the preceding two years. Bancorp may use assets other than its investment in the Bank as a source of dividends.

17. EARNINGS PER SHARE

The earnings per share amounts were computed using the weighted average number of shares outstanding during the periods presented. In accordance with Statement of Position No. 93-6, Employers’ Accounting for Employee Stock Ownership Plans, issued by the American Institute of Certified Public Accountants, shares owned by the Company’s Employee Stock Ownership Plan that have not been committed to be released are not considered to be outstanding for the purpose of computing earnings per share.

The weighted average numbers of shares used in the basic and diluted earnings per share calculation are set out in the table below:

	Year Ended September 30
	2006	2005	2004
Basic EPS weighted average shares	4,508,501	4,492,462	4,470,913
Add dilutive effect of unexercised options	68,764	78,772	126,184

Dilutive EPS weighted average shares	4,577,265	4,571,234	4,597,097

18. CONTINGENCIES

The Company is a defendant in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated financial statements of the Company and subsidiaries.

POCAHONTAS BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2006, 2005, AND 2004

19. OFF-BALANCE SHEET ARRANGEMENTS AND COMMITMENTS

The Company, in the normal course of business, makes commitments to buy or sell assets or to incur or fund liabilities. Commitments include, but are not limited to the origination, purchase, or sale of loans, the purchase of investment securities, fulfillment of commitments under letters-of-credit, extensions of credit on home equity lines of credit and construction loans, and the commitment to fund withdrawals of savings accounts at maturity.

At September 30, 2006, the Company’s off-balance sheet arrangements principally included lending commitments, which are described below. At September 30, 2006, the Company had no interests in non-consolidated special purpose entities. At September 30, 2006, commitments included:

Total approved loan origination commitments outstanding were $6.4 million.

Rate lock agreements with customers of $3.7 million, all of which have been locked with an investor.

Undisbursed balances of construction loans of $5.8 million.

Total unused lines of credit of $26.9 million.

Outstanding letters of credit of $0.7 million.

Total certificates of deposit scheduled to mature in one year or less of $271.3 million.

Total unfunded commitments to originate loans for sale and the related commitments to sell of $3.7 million meet the definition of a derivative financial instrument; the related asset and liability are considered immaterial at September 30, 2006.

Based on historical experience, management believes that a significant portion of maturing deposits will remain with the Company. The Company anticipates that it will continue to have sufficient funds, through repayments, deposits and borrowings, to meet its current commitments.

The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit, standby letters of credit, and financial guarantees written is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Unless noted otherwise, the Company does not require collateral or other security to support such financial instruments with credit risk.

Commitments to Extend Credit and Financial Guarantees—Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary by the Company upon extension of credit, is based on management’s credit evaluation of the counterparty.

POCAHONTAS BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2006, 2005, AND 2004

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company holds marketable securities as collateral supporting these commitments for which collateral is deemed necessary.

The Company has not incurred any losses on its commitments in any of the three years in the period ended September 30, 2006.

20. RELATED PARTY TRANSACTIONS

In the normal course of business, the Company has made loans to its directors, officers, and their related business interests. In the opinion of management, related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectability. The aggregate dollar amount of loans outstanding to directors, officers, and their related business interests total approximately $14,886,239, and $13,110,829 at September 30, 2006, and 2005, respectively. During the year ended September 30, 2006, total principal additions were $7,977,280 and total principal reductions were $6,201,870.

Deposits from related parties held by the Company at September 30, 2006, and 2005, amounted to $5,586,355 and $4,823,108, respectively.

21. RESTRICTED STOCK AWARD PROGRAMS AND STOCK OPTION PLANS

1998 Stock Option Plan—

The Company’s stockholders adopted the 1998 Stock Option Plan (“SOP”) on October 23, 1998. The SOP provides for a committee of the Company’s Board of Directors to award any one or a combination of incentive stock options, non-statutory or compensatory stock options, limited rights, dividend equivalent rights and reload options, representing up to 357,075 shares of the Company’s stock. The options will vest in equal amounts over five years beginning one year from the date of grant. Options granted vest immediately in the event of retirement, disability, or death and are generally exercisable for a three year period following such event. Outstanding stock options expire no later than 10 years from the date of grant. Under the SOP, options have been granted to directors and key employees of the Company. The exercise price in each case equals the fair market value of the Company’s stock at the date of grant. The Company granted 350,000 options on October 23, 1998, which have an exercise price of $9.00 per share, the fair value of the stock on that date. The weighted average remaining contractual life of the options as of September 30, 2006, is 2.1 years.

POCAHONTAS BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2006, 2005, AND 2004

Stock Options Assumed in Acquisition—

During the year ended September 30, 2002, the Company completed its acquisition of North Arkansas Bancshares, Inc. The Company assumed 30,970 in stock options granted to employees and directors of North Arkansas Bancshares, Inc. related to such acquisition. All options granted to non-employee directors shall expire one year after the non-employee director ceases to maintain continuous service.

A summary of the activity of the Company’s stock option plans is as follows:

	Shares	Weighted Average Exercise Price
Outstanding at October 01, 2004	190,831	$8.77

Granted	—
Exercised	—
Forfeited	—

Outstanding at September 30, 2005	190,831	$8.77

Granted	—
Exercised	—
Forfeited	—

Outstanding at September 30, 2006	190,831	$8.77

Options exercisable at September 30, 2004	190,831	$8.77

Options exercisable at September 30, 2005	190,831	$8.77

Options exercisable at September 30, 2006	190,831	$8.77

1998 Recognition Plan

The 1998 Recognition and Retention Plan (“RRP”) provides for a committee of the Company’s Board of Directors to award restricted stock to key officers as well as non-employee directors. The RRP authorizes the Company to grant up to 142,830 shares of the Company’s common stock. The Committee granted 142,830 shares to key officers and non-employee directors on October 23, 1998.

Compensation expense was recognized based on the fair market value of the shares on the grant date of $9.00 over the vesting period. The shares vested equally over a five year period with the first vesting date of January 3, 2000. All expense associated with this plan has been recognized.

POCAHONTAS BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2006, 2005, AND 2004

22. OTHER COMPREHENSIVE INCOME

	Year Ended September 30, 2006
	Before Tax Amount	Tax Benefit	Net-of-Tax Amount
UNREALIZED GAINS (LOSSES) ON SECURITIES:
Unrealized holding gain (loss) on securities arising during period	$(214,612)	$72,968	$(141,644)
Less reclassification adjustment for gains included in net income	(269,941)	91,780	(178,161)

Other comprehensive income (loss)	$(484,553)	$164,748	$(319,805)

	Year Ended September 30, 2005
	Before Tax Amount	Tax Benefit	Net-of-Tax Amount
UNREALIZED GAINS (LOSSES) ON SECURITIES:
Unrealized holding gain (loss) on securities arising during period	$(2,161,632)	$734,955	$(1,426,677)
Less reclassification adjustment for gains included in net income	(565,939)	192,419	(373,520)

Other comprehensive income (loss)	$(2,727,571)	$927,374	$(1,800,197)

	Year Ended September 30, 2004
	Before Tax Amount	Tax Benefit	Net-of-Tax Amount
UNREALIZED GAINS (LOSSES) ON SECURITIES:
Unrealized holding gain (loss) on securities arising during period	$(2,063,261)	$701,509	$(1,361,752)
Less reclassification adjustment for gains included in net income	(385,867)	131,195	(254,672)

Other comprehensive income (loss)	$(2,449,128)	$832,704	$(1,616,424)

23. MERGER AGREEMENT

On July 26, 2006, the Company entered into a definitive agreement with IBERIABANK Corporation (“IBERIABANK”) pursuant to which IBERIABANK will acquire the Company. According to the agreement, shareholders of Bancorp will receive 0.2781 share of IBERIABANK common stock per outstanding share of Bancorp common stock. The merger consideration is not subject to caps or collars. The transaction is expected to be consummated in the first calendar quarter of 2007, subject to regulatory and Bancorp shareholder approvals. Subsequent to completion of the merger, First Community Bank will operate as a separately chartered banking subsidiary of IBERIABANK.

24. PARENT COMPANY ONLY FINANCIAL INFORMATION

The following condensed statements of financial condition as of September 30, 2006 and 2005, and condensed statements of income and cash flows for the years ended September 30, 2006, 2005 and 2004, for Pocahontas Bancorp, Inc. should be read in conjunction with the consolidated financial statements and the notes herein.

POCAHONTAS BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2006, 2005, AND 2004

POCAHONTAS BANCORP, INC.

(PARENT COMPANY ONLY)

CONDENSED STATEMENTS OF FINANCIAL CONDITION

SEPTEMBER 30, 2006 AND 2005

	2006	2005
ASSETS
Cash	$20,690	$—
Deposit in Bank	4,916,039	6,297,468
Investment in Bank	65,340,575	62,061,533
Loan receivable	1,815,885	2,056,529
Investment securities	903,470	3,126,044
Other assets	1,747,576	1,323,652

TOTAL ASSETS	$74,744,235	$74,865,226

LIABILITIES AND STOCKHOLDERS’ EQUITY
Accrued expenses and other liabilities	$3,038,363	$3,659,300
Deferred compensation	1,766,221	1,874,989
Trust preferred securities	16,983,450	16,962,683
Stockholders’ equity	52,956,201	52,368,254

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$74,744,235	$74,865,226

CONDENSED STATEMENTS OF INCOME

YEARS ENDED SEPTEMBER 30, 2006, 2005 AND 2004

	2006	2005	2004
INCOME:
Dividend from the Bank	$—	$4,000,000	$5,500,000
Interest and investment income	543,898	497,144	536,154

Total Income	543,898	4,497,144	6,036,154

EXPENSES:
Interest expense	1,703,511	1,568,526	1,335,162
Operating expenses	1,090,918	748,985	671,960

Total Expenses	2,794,429	2,317,511	2,007,122

EARNINGS (LOSS) BEFORE INCOME TAXES AND EQUITY IN UNDISTRIBUTED EARNINGS OF BANK SUBSIDIARY	(2,250,531)	2,179,633	4,029,032

INCOME TAX BENEFIT	887,836	726,535	517,437

EARNINGS (LOSS) BEFORE EQUITY IN UNDISTRIBUTED EARNINGS OF BANK SUBSIDIARY	(1,362,695)	2,906,168	4,546,469

EQUITY IN UNDISTRIBUTED EARNINGS (DISTRIBUTIONS IN EXCESS OF EARNINGS) OF BANK SUBSIDIARY	3,576,325	332,888	(1,089,855)

NET INCOME	$2,213,630	$3,239,056	$3,456,614

POCAHONTAS BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2006, 2005, AND 2004

POCAHONTAS BANCORP, INC.

(PARENT COMPANY ONLY)

CONDENSED STATEMENTS OF CASH FLOWS

YEARS ENDED SEPTEMBER 30, 2006, 2005 AND 2004

	2006	2005	2004
OPERATING ACTIVITIES:
Net income	$2,213,630	$3,239,056	$3,456,614
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed earnings of Bank subsidiary	(3,576,325)	(332,888)	1,089,855
ESOP allocation	213,056	335,987	—
Amortization	20,767	20,766	20,767
Gain on sales of securities	(265,857)	—	—
Changes in operating assets and liabilities:
Trading securities	(442,256)	(1,143,679)	(485,113)
Loan receivable	240,644	34,696	(1,553,104)
Other assets	(412,324)	(559,079)	166,505
Accrued expenses and other liabilities	(697,046)	623,938	(74,045)
Deferred compensation	(108,769)	(107,945)	(125,737)

Net cash (used) provided by operating activities	(2,814,480)	2,110,852	2,495,742

INVESTING ACTIVITIES:
Proceeds from sales of investments	2,896,563	—	—

Net cash provided by investing activities	2,896,563	—	—

FINANCING ACTIVITIES:
Options exercised	—	—	924,703
Dividends paid	(1,442,822)	(1,438,506)	(1,442,791)
Purchase of treasury stock	—	—	(230,344)

Net cash used by financing activities	(1,442,822)	(1,438,506)	(748,432)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,360,739)	672,346	1,747,310

CASH AND CASH EQUIVALENTS:
Beginning of year	6,297,468	5,625,122	3,877,812

End of year	$4,936,729	$6,297,468	$5,625,122

POCAHONTAS BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2006, 2005, AND 2004

25. QUARTERLY FINANCIAL DATA (UNAUDITED)

The following tables represent summarized data for each of the four quarters in the years ended September 30, 2006 and 2005:

	2006
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	(in thousands, except per share data)
Interest income	$10,145	$9,816	$9,770	$9,451
Interest expense	6,550	6,204	5,879	5,498

Net interest income	3,595	3,612	3,891	3,953
Provision for loan losses	535	—	310	—

Net interest income after provision for loan losses	3,060	3,612	3,581	3,953
Non-interest income	1,065	1,150	1,352	1,455
Non-interest expense	4,247	4,161	4,379	4,317

Income before income taxes	(122)	601	554	1,091
Income tax expense (benefit)	(209)	(38)	(77)	234

Net income	$87	$639	$631	$857

Basic earnings per share	$0.02	$0.14	$0.14	$0.19
Diluted earnings per share	$0.01	$0.14	$0.14	$0.19
Cash dividends declared per common share	$0.08	$0.08	$0.08	$0.08

	2005
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	(in thousands, except per share data)
Interest income	$9,071	$9,059	$8,724	$8,778
Interest expense	5,102	4,862	4,567	4,411

Net interest income	3,969	4,197	4,157	4,367
Provision for loan losses	400	—	—	125

Net interest income after provision for loan losses	3,569	4,197	4,157	4,242
Non-interest income	1,572	1,734	819	1,551
Non-interest expense	4,427	4,653	4,325	4,100

Income before income taxes	714	1,278	651	1,693
Income tax expense (benefit)	(140)	440	221	576

Net income	$854	$838	$430	$1,117

Basic earnings per share	$0.19	$0.19	$0.09	$0.25
Diluted earnings per share	$0.19	$0.19	$0.09	$0.24
Cash dividends declared per common share	$0.08	$0.08	$0.08	$0.08

POCAHONTAS BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2006, 2005, AND 2004

26.	RESTATEMENT OF CONSOLIDATED FINANCIAL STATEMENTS

Subsequent to the issuance of the Company’s consolidated financial statements included in its Form 10-K/A for the year ended September 30, 2005, the Company determined that a restatement of the amounts for the taxable and nontaxable securities interest income line items of the consolidated statement of income for the year ended September 30, 2004 was necessary due to a classification error. The previously reported nontaxable securities interest income of $0.3 million was understated by $0.6 million and the previously reported taxable securities interest income of $11.8 million was overstated by $0.6 million for the year ended September 30, 2004. The reclassification within securities interest income had no effect on total interest income or any other financial statement line item. In addition, the Company determined that amounts previously presented in the Company’s consolidated statements of cash flows for the years ended September 30, 2005 and 2004 contained errors related to the Company’s transfers from loans to real estate acquired, or deemed acquired, through foreclosure and the loans originated to finance the sale of real estate acquired through foreclosure. As a result, the accompanying consolidated statements of cash flows for the years ended September 30, 2005, and 2004 have been restated to eliminate the effect of the non cash transactions from both the investing activities and operating activities sections. These corrections resulted in an increase in net cash provided by operating activities and a corresponding decrease in cash provided by (or increase in cash used in) investing activities of $2.2 million, and $2.7 million from those amounts previously restated in the consolidated statements of cash flows for the years ended September 30, 2005 and 2004, respectively. There was no change in the net increase (decrease) in cash resulting from these corrections. Further, these changes had no effect on the Company’s consolidated statements of income, consolidated statements of financial condition, or consolidated statements of shareholders’ equity.

As previously reported in its Form 10-K/A for the year ended September 30, 2005, the Company had also previously determined that amounts presented in the Company’s consolidated statement of cash flows for the year ended September 30, 2005, reflected an error in the presentation of the Company’s investment securities that were purchased, but not yet settled, at September 30, 2005. An error in the presentation of the receipt of stock dividends paid on FHLB stock has also been corrected for the years ended September 30, 2005 and 2004. As a result, the consolidated statement of cash flows for the year ended September 30, 2005 has previously been restated to present the purchase of securities not yet settled at September 30, 2005 as a non-cash activity rather than in the investing activities and operating activities sections. The amounts presented in the Company’s consolidated statements of cash flows for the years ended September 30, 2005 and 2004 also reflect a correction in the presentation of the receipt of stock dividends on FHLB stock as an adjustment to reconcile net income to net cash provided by operating activities rather than investing activities. There was no change in the net increase (decrease) in cash resulting from either of these corrections. Further, these changes had no effect on the Company’s consolidated statements of income, consolidated statements of financial condition, or consolidated statements of shareholders’ equity.

POCAHONTAS BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2006, 2005, AND 2004

The effect of the restatements on the Company’s consolidated statements of cash flows for the years ended September 30, 2005 and 2004 is reflected in the table below:

Consolidated statement of cash flows:

	2005			2004
	As originally reported	As previously restated	As currently restated	As originally reported	As previously restated	As currently restated
OPERATING ACTIVITIES:
Stock dividends on FHLB stock	$—	$(257,700)	$(257,700)	$—	$(113,400)	$(113,400)
Changes in operating assets and liabilities:
Other assets	(3,308,409)	(3,308,409)	(1,123,662)	(874,352)	(874,352)	1,832,607
Accrued expenses and other liabilities	3,743,021	1,313,021	1,313,021	(798,322)	(798,322)	(798,322)
Net cash provided by operating activities	3,586,039	898,339	3,083,086	8,100,223	7,986,823	10,693,782

INVESTING ACTIVITIES:
Purchases of available for sale and held to maturity securities	(83,004,357)	(80,574,357)	(80,574,357)	(112,557,349)	(112,557,349)	(112,557,349)
Net (increase) decrease in FHLB Bank stock	(36,100)	221,600	221,600	(2,342,200)	(2,228,800)	(2,228,800)
Increase in loans, net	(44,679,765)	(44,679,765)	(46,043,012)	(277,502)	(277,502)	(1,834,799)
Proceeds from sale of REO	1,810,175	1,810,175	988,675	2,031,355	2,031,355	881,693
Net cash provided (used) by investing activities	(31,199,393)	(28,511,693)	(30,696,440)	39,461,725	39,575,125	36,868,166

FINANCING ACTIVITIES:
Net cash provided (used) by financing activities	15,806,314	15,806,314	15,806,314	(34,363,946)	(34,363,946)	(34,363,946)

NET INCREASE (DECREASE) IN CASH AND DUE FROM BANKS	(11,807,040)	(11,807,040)	(11,807,040)	13,198,002	13,198,002	13,198,002

CASH AND DUE FROM BANKS, AT BEGINNING OF PERIOD	35,218,491	35,218,491	35,218,491	22,020,489	22,020,489	22,020,489

CASH AND DUE FROM BANKS, AT END OF PERIOD	$23,411,451	$23,411,451	$23,411,451	$35,218,491	$35,218,491	$35,218,491

SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND FINANCING ACTIVITIES:
Purchase of securities not yet settled	$—	$2,430,000	$2,430,000	$—	$—	$—

PULASKI INVESTMENT CORPORATION

AUDITED CONSOLIDATED FINANCIAL STATEMENTS AT

DECEMBER 31, 2005 AND 2004 AND FOR THE THREE YEARS IN

THE PERIOD ENDED DECEMBER 31, 2005

Report of Independent Auditors

The Board of Directors and Shareholders

Pulaski Investment Corporation

We have audited the accompanying consolidated balance sheets of Pulaski Investment Corporation and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pulaski Investment Corporation and subsidiaries as of December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

/s/ Kemp & Company

Little Rock, Arkansas

March 17, 2006

PULASKI INVESTMENT CORPORATION

CONSOLIDATED BALANCE SHEETS

December 31, 2005 and 2004

	2005	2004
ASSETS

Cash and due from banks	$28,117,268	$18,114,442
Investment securities
Held-to-maturity securities (approximate fair values of $227,781 in 2005 and $287,984 in 2004)	230,000	285,000
Available-for-sale securities	76,245,144	43,820,608

	76,475,144	44,105,608
Loans - net	328,330,294	320,189,991
Premises and equipment, net	23,841,287	21,918,928
Accrued interest receivable	1,649,042	1,065,572
Other real estate owned	323,408	24,000
Goodwill	612,734	554,823
Title plants	6,232,626	5,405,376
Other intangible assets, net	567,576	591,216
Other assets	5,667,891	7,315,717

	$471,817,270	$419,285,673

LIABILITIES AND SHAREHOLDERS’ EQUITY

Deposits:
Noninterest bearing	$82,183,257	$71,254,152
Interest bearing	313,587,860	247,051,160

	395,771,117	318,305,312
Federal funds purchased	-0-	8,000,000
Other borrowed funds	26,679,783	50,475,365
Accrued interest payable	616,273	457,130
Other liabilities	8,729,145	6,666,618

Total liabilities	431,796,318	383,904,425

Shareholders’ equity:
Common stock, par value $.25	609,839	609,839
Additional paid-in capital	698,887	698,887
Retained earnings	39,132,865	34,307,997
Accumulated other comprehensive income	(420,639)	(235,475)

Total shareholders’ equity	40,020,952	35,381,248

	$471,817,270	$419,285,673

See notes to consolidated financial statements.

PULASKI INVESTMENT CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31, 2005, 2004 and 2003

	2005	2004	2003
Interest income:
Loans, including fees	$25,853,581	$20,286,907	$21,552,420
Investment securities:
Taxable	1,234,227	1,350,242	1,729,470
Tax-exempt	8,689	10,710	11,320
Other	521,581	198,139	249,161

	27,618,078	21,845,998	23,542,371
Interest expense:
Deposits	6,057,836	2,957,529	3,873,341
Other	1,762,151	1,271,832	1,212,827

	7,819,987	4,229,361	5,086,168

Net interest income	19,798,091	17,616,637	18,456,203

Provision for loan losses	1,782,768	838,000	720,000

Net interest income after provision for loan losses	18,015,323	16,778,637	17,736,203

Other income:
Income from fiduciary activities	857,270	998,320	843,438
Service charges on deposit accounts	1,691,277	1,375,556	1,450,665
Gain on sale of mortgage loans held for sale	9,453,049	9,467,415	14,149,516
Net gains on sales of available-for-sale securities	-0-	-0-	383,592
Net gain on sale of credit card loans	5,909,491	-0-	-0-
Other	21,254,432	19,100,147	20,692,634

	39,165,519	30,941,438	37,519,845
Other expenses:
Salaries and employee benefits	29,054,773	26,461,366	30,031,333
Net occupancy expense and furniture and equipment expense	5,953,668	4,806,062	4,483,387
Other	11,976,418	8,615,726	9,143,762

	46,984,859	39,883,154	43,658,482

Income before income taxes	10,195,983	7,836,921	11,597,566

Provision for income taxes	3,867,114	3,100,884	4,515,639

Net income	$6,328,869	$4,736,037	$7,081,927

See notes to consolidated financial statements.

PULASKI INVESTMENT CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

Years ended December 31, 2005, 2004 and 2003

	Common Stock	Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance at January 1, 2003	$607,070	$401,656	$26,424,472	$803,899	$28,237,097
Comprehensive income
Net income			7,081,927		7,081,927
Other comprehensive income
Change in unrealized gain (losses) on available-for-sale securities, net of deferred income taxes of $(457,311)				(737,025)	(737,025)

Total comprehensive income					6,344,902

Cash dividends declared			(2,432,000)		(2,432,000)

Balance at December 31, 2003	607,070	401,656	31,074,399	66,874	32,149,999
Comprehensive income
Net income			4,736,037		4,736,037
Other comprehensive income
Change in unrealized gain (losses) on available-for-sale securities, net of deferred income taxes of $(187,602)				(302,349)	(302,349)

Total comprehensive income					4,433,688

Sale of Class B common stock (11,076 shares at $27.0856 per share)	2,769	297,231			300,000
Cash dividends declared			(1,502,439)		(1,502,439)

Balance at December 31, 2004	609,839	698,887	34,307,997	(235,475)	35,381,248
Comprehensive income
Net income			6,328,869		6,328,869
Other comprehensive income
Change in unrealized gain (losses) on available-for-sale securities, net of deferred income taxes of $(114,891)				(185,164)	(185,164)

Total comprehensive income					6,143,705

Cash dividends declared			(1,504,001)		(1,504,001)

Balance at December 31, 2005	$609,839	$698,887	$39,132,865	$(420,639)	$40,020,952

See notes to consolidated financial statements.

PULASKI INVESTMENT CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2005, 2004 and 2003

	2005	2004	2003
Operating activities:
Net income	$6,328,869	$4,736,037	$7,081,927
Adjustments to reconcile net income to net cash used by operating activities:
Provision for loan losses	1,782,768	838,000	720,000
Depreciation and amortization	2,498,239	1,694,758	1,665,944
Deferred income taxes	(401,000)	267,000	(572,000)
Net gains on sales of available-for-sale securities	-0-	-0-	(383,592)
Net gain on sale of credit card loans	(5,909,491)	-0-	-0-
Decrease (increase) in all other assets	1,065,195	(1,758,987)	(685,452)
Residential mortgage loans held for sale:
Sales of loans	683,710,948	597,900,139	909,146,994
Loans funded	(680,576,730)	(604,251,706)	(872,335,636)
Increase (decrease) in all other liabilities	2,622,370	(447,432)	1,497,913

Net cash provided (used) by operating activities	11,121,168	(1,022,191)	46,136,098

Investing activities:
Net increase in loans not held for sale	(46,704,812)	(59,734,711)	(34,205,279)
Purchases of premises and equipment	(4,301,958)	(9,482,443)	(2,798,709)
Purchase of branching rights	-0-	-0-	(225,000)
Proceeds from sale of credit card loans	39,257,606	-0-	-0-
Purchases of held-to-maturity securities	-0-	-0-	(250,000)
Proceeds from maturities of held-to-maturity securities	55,000	55,000	85,000
Proceeds from maturities of available-for-sale securities	11,000,225	30,233,363	60,089,693
Purchases of available-for-sale securities	(43,609,625)	(11,533,799)	(72,086,859)
Proceeds from sales of available-for-sale securities	-0-	-0-	10,698,438
Purchase of title company assets	(981,000)	-0-	-0-

Net cash used by investing activities	(45,284,564)	(50,462,590)	(38,692,716)

Financing activities:
Net increase (decrease) in deposits	77,465,805	10,092,851	(2,308,516)
Net increase (decrease) in federal funds purchased	(8,000,000)	8,000,000	-0-
Cash dividends paid	(1,504,001)	(2,002,439)	(1,810,000)
Proceeds from sales of common stock	-0-	300,000	-0-
Principal payments on other borrowed funds	(38,795,582)	(2,901,487)	(5,309,148)
Proceeds from other borrowed funds	15,000,000	35,000,000	-0-

Net cash provided (used) by financing activities	44,166,222	48,488,925	(9,427,664)

Cash and cash equivalents:
Net increase (decrease)	10,002,826	(2,995,856)	(1,984,282)
Balance at January 1	18,114,442	21,110,298	23,094,580

Balance at December 31	$28,117,268	$18,114,442	$21,110,298

See notes to consolidated financial statements.

PULASKI INVESTMENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005, 2004, AND 2003

Note 1: Summary of significant accounting policies

Consolidation

The consolidated financial statements include the accounts of Pulaski Investment Corporation, a bank holding company, (“PIC” or the “Company”) and its wholly owned subsidiary, Pulaski Bank and Trust Company (the “Bank”) and the following wholly owned subsidiaries of the Bank: Pulaski Mortgage Company (“PMC”) and its wholly owned subsidiary, PMC Mortgage Company, Pulaski Building, Inc., Lenders Title Company (“LTC”), Directors Properties, Inc., Pulaski Services, Inc. and Pulaski Insurance Agency, Inc. All significant intercompany accounts and transactions have been eliminated in consolidation.

The Company’s wholly owned subsidiary, Pulaski Capital Trust I, is accounted for using the equity method of accounting (see Note 6).

Nature of operations

The Company’s major lines of business consist of commercial banking, mortgage banking and title company services with customers located primarily in Arkansas, Tennessee, Mississippi, Missouri, Oklahoma, Illinois and Texas. The Bank operates under a state bank charter and provides customary banking services. PMC engages in mortgage banking activities and LTC provides title and loan closing services. The Company is subject to regulation by the Federal Reserve, the Arkansas Bank Department and the Federal Deposit Insurance Corporation. See Notes 13 and 16 for additional information concerning the nature of the Company’s operations.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. The Company’s loans are secured by specific items of collateral including real property, consumer assets and business assets. In connection with the determination of the estimated losses on loans, management obtains independent appraisals for significant collateral. While management uses available information to recognize losses on loans, further reductions in the carrying amounts of loans may be necessary based on changes in economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may require the Company to recognize additional losses based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the estimated losses on loans may change materially in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

Investment securities

The Company’s investment securities are classified as held-to-maturity securities and available-for-sale securities. Debt securities for which the Company has the positive intent and ability to hold until maturity are classified as held-to-maturity securities that are reported at cost, adjusted for amortization of premiums and accretion of discounts. Available-for-sale securities consist of securities not classified as held-to-maturity and are

PULASKI INVESTMENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005, 2004, AND 2003

reported at fair value. Unrealized holding gains and losses, net of tax, on available-for-sale securities are reported as a net amount in a separate component of stockholders’ equity until realized. Gains or losses on the sale of securities are computed using the carrying amount of the specific securities sold.

Residential mortgage loans held for sale

Residential mortgage loans held for sale are carried at the lower of cost or fair market value on a net aggregate basis.

Revenue recognition

Interest on loans is credited to operations currently based upon the principal amount and period outstanding. Interest on loans is not accrued when amounts are considered doubtful of collection. When interest accruals are discontinued, unpaid interest credited to income in the current year is reversed and interest accrued in the prior year is charged to the allowance for loan losses. If the ultimate collectibility of principal is in doubt, any payment received on a loan on which the accrual of interest had been suspended is applied to reduce principal to the extent necessary to eliminate such doubt. Loan origination and commitment fees and certain direct loan origination costs are being deferred and the net amount amortized, generally over the contractual life of the related loans, as an adjustment of the related loan’s yield, except for residential mortgage loans held for sale for which such fees and costs are recognized in a manner that approximates the method required by generally accepted accounting principles for loans held for sale.

Allowance for loan losses

The allowance for loan losses is maintained at a level management believes to be adequate to absorb probable losses in the loan portfolio. Management’s determination of the adequacy of the allowance is based on reviews of individual loans, recent loan loss experience, current economic conditions and the risk characteristics of the various categories of loans. Loans deemed uncollectible are charged to the allowance. Provisions for loan losses and recoveries on loans previously charged off are added to the allowance.

Premises and equipment, net

Premises and equipment are stated at cost, less accumulated depreciation and amortization. The provisions for depreciation and amortization are computed generally by the straight-line method based on estimated useful lives of the assets.

Other real estate

Other real estate consists of properties acquired through foreclosure proceedings, acceptance of a deed in lieu of foreclosure, or through in-substance foreclosure. These properties are carried at the lower of cost or fair market value based on appraised value at the date acquired. Fair value is the estimated sales price based on appraisal values less estimated costs of disposal. Loan losses arising from the acquisition of such properties are charged against the allowance for loan losses. Subsequent valuation adjustments, if any, are charged to operating expenses.

PULASKI INVESTMENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005, 2004, AND 2003

Income taxes

The liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries file consolidated income tax returns. It is the Company’s practice to have its subsidiaries pay to or receive from the Company and other affiliates amounts computed on a separate-return basis.

Cash equivalents

Cash equivalents include due from banks and federal funds sold, which are generally sold for one-day periods.

Goodwill

Goodwill is not amortized; it is tested annually for impairment. No impairment charges were indicated as a result of the annual impairment tests for goodwill.

Title plants

Capitalized costs of the title plants are not depreciated unless circumstances indicate the value of the title plants have been impaired. Costs of maintaining a title plant and doing title searches are expensed as incurred.

Other intangible assets

The Company’s other intangible assets consist primarily of branching rights, an indefinite life intangible asset which is not subject to amortization, and of agreements not to compete, which are subject to amortization. Assets subject to amortization are amortized on a straight-line basis over the period of the related agreements, which range from approximately 4 years to 15 years. Other intangible assets are evaluated for impairment if events and circumstances indicate a possible impairment. No impairment charges were recorded during 2005, 2004 and 2003.

Advertising

Advertising costs, which amounted to $1,517,492 in 2005, $1,072,077 in 2004 and $1,142,032 during 2003, are expensed as incurred.

Reclassifications

Certain amount in the 2004 and 2003 consolidated financial statements have been reclassified to conform to the reporting format used for the 2005 consolidated financial statements.

PULASKI INVESTMENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005, 2004, AND 2003

Note 2: Investment securities

The amortized cost and approximate fair values of investment securities are as follows as of December 31, 2005 and 2004:

		2005
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Held-to-maturity
State and municipal governments	$230,000	$224	$(2,443)	$227,781

Available-for-sale
U.S. Government and federal agencies	$50,850,214	$7,027	$(251,713)	$50,605,528
Mortgage-backed securities	24,930,675	1,188	(438,065)	24,493,798

Total debt securities	75,780,889	8,215	(689,778)	75,099,326
Mutual funds	1,145,818	-0	-0-	1,145,818

	$76,926,707	$8,215	$(689,778)	$76,245,144

		2004
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Held-to-maturity
State and municipal governments	$285,000	$2,984	$-0-	$287,984

Available-for-sale
U.S. Government and federal agencies	$28,104,595	$29,589	$(155,410)	$27,978,774
Mortgage-backed securities	14,527,525	93,265	(349,027)	14,271,763

Total debt securities	42,632,120	122,854	(504,437)	42,250,537
Mutual funds	1,570,071	-0-	-0-	1,570,071

	$44,202,191	$122,854	$(504,437)	$43,820,608

The scheduled maturities of held-to-maturity and available-for-sale debt securities at December 31, 2005 are as follows:

	Held-to-maturity		Available-for-sale
	Amortized cost	Fair value	Amortized cost	Fair value
Due in one year or less	$45,000	$45,224	$25,192,983	$25,082,025
Due after one year through five years	70,000	68,592	25,657,231	25,523,503
Due after five years through ten years	115,000	113,965	-0-	-0-

	230,000	227,781	50,850,214	50,605,528
Mortgage-backed securities	-0-	-0-	24,930,675	24,493,798

	$230,000	$227,781	$75,780,889	$75,099,326

Securities with a carrying value of approximately $11,363,000 at December 31, 2005 and $10,137,000 at December 31, 2004 were pledged to secure public deposits and for other purposes.

PULASKI INVESTMENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005, 2004, AND 2003

The following table shows the Company’s investments in available-for-sale debt securities estimated fair value and gross unrealized losses, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2005 and 2004:

	Less than 12 months		12 months or more		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
December 31, 2005

Held-to-maturity

State and municipal governments	$182,557	$(2,443)	$-0-	$-0-	$182,557	$(2,443)

Available-for-sale

U.S. Government and federal agencies	$28,437,782	$(54,470)	$16,302,946	$(197,243)	$44,740,728	$(251,713)
Mortgage-backed securities	14,913,003	(22,322)	9,414,672	(415,743)	24,327,675	(438,065)

	$43,350,785	$(76,792)	$25,717,618	$(612,986)	$69,068,403	$(689,778)

December 31, 2004

Available-for-sale

U.S. Government and federal agencies	$13,971,328	$(104,205)	$4,948,796	$(51,205)	$18,920,124	$(155,410)
Mortgage-backed securities	3,551,608	(92,192)	8,324,248	(256,835)	11,875,856	(349,027)

	$17,522,936	$(196,397)	$13,273,044	$(308,040)	$30,795,980	$(504,437)

Based on evaluation of available evidence, including primarily changes in market interest rates during 2005 and 2004, management believes that the declines in fair value for these securities are temporary. Should the impairment of any of these securities become other than temporary, the cost basis of the investment will be reduced and the resulting loss recognized in net income in the period that the other-than-temporary impairment is identified.

Proceeds from sales of available-for-sale securities amounted to $10,698,438 for the year ended December 31, 2003 and gross gains of $383,592 were recorded on those sales. There were no sales of available-for-sale securities during 2005 or 2004.

PULASKI INVESTMENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005, 2004, AND 2003

Note 3: Loans and allowance for loans losses

Loans consisted of the following at December 31:

	2005	2004
Real estate – construction	$77,292,639	$48,891,814
Real estate – mortgage	161,577,343	151,274,271
Residential mortgage loans held for sale	27,751,415	30,885,633
Commercial, financial and agricultural	26,335,049	30,566,957
Credit cards	27,244,952	51,215,204
Installment	12,473,670	10,714,961

Total loans	332,675,068	323,548,840
Less:
Allowance for loan losses	(4,344,774)	(3,358,849)

Loans – net	$328,330,294	$320,189,991

Transactions in the allowance for loan losses were as follows:

	2005	2004	2003
Balance – January 1	$3,358,849	$3,040,742	$2,890,558

Provision for loan losses	1,782,768	838,000	720,000
Net charge-offs:
Charge-offs (deduction)	(874,130)	(612,563)	(646,863)
Recoveries	77,287	92,670	77,047

	(796,843)	(519,893)	(569,816)

Balance – December 31	$4,344,774	$3,358,849	$3,040,742

Impaired loans, which management considers to be nonaccrual loans, are measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate, or as a practical expedient, at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent.

Nonaccrual loans amounted to approximately $1,037,000 and $406,000 at December 31, 2005 and 2004, respectively. Allowance for loan losses allocations for nonaccrual loans were not significant at December 31, 2005 and 2004. Average nonaccrual loans for the years ended December 31, 2005 and 2004 amounted to approximately $722,000 and $312,000, respectively.

PULASKI INVESTMENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005, 2004, AND 2003

Note 4: Bank premises and equipment

Bank premises and equipment consisted of the following at December 31:

	2005	2004
Land	$2,422,469	$2,422,469
Buildings and improvements	16,945,115	14,591,319
Furniture and equipment	19,728,645	18,402,778
Construction in progress	3,005,959	2,458,800

	42,102,188	37,875,366
Less accumulated depreciation and amortization	(18,260,901)	(15,956,438)

	$23,841,287	$21,918,928

Depreciation expense amounted to $2,410,859, $1,694,758 and $1,608,013 for the years ended December 31, 2005, 2004 and 2003, respectively.

Note 5: Deposits

The following summarizes information on deposits as of December 31:

	2005	2004
Noninterest bearing	$82,183,257	$71,254,152
NOW and money market accounts	80,032,236	90,047,222
Savings accounts	116,708,686	55,654,702
Time deposits, $100,000 and over	42,184,111	42,800,100
Other time deposits	74,662,827	58,549,136

	$395,771,117	$318,305,312

At December 31, 2005, scheduled maturities of certificates of deposit, which aggregated $116,846,938, are as follows: 2006 - $104,959,944; 2007 and 2008 - $10,800,994, and 2009 and thereafter - $1,086,000.

Note 6: Other borrowed funds

Other borrowed funds consisted of the following at December 31:

	2005	2004
Federal Home Loan Bank advances	$20,493,783	$44,289,365
Junior Subordinated Debt Securities due to Pulaski Capital Trust I, 10 7/8%, due in 2030 (1)	6,186,000	6,186,000

	$26,679,783	$50,475,365

(1)	The related trust preferred securities aggregating $6,000,000 are redeemable beginning in 2010 at 105.438%, declining annually thereafter to 100% after March 8, 2020.

PULASKI INVESTMENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005, 2004, AND 2003

The Federal Home Loan Bank advances had a weighted average interest rates 4.2% at December 31, 2005 and of 2.47% at December 31, 2004 and are payable monthly through 2010. The advances are secured by residential mortgage loans of the Bank as specified in the blanket lien agreement between the parties. Annual principal payments on the Federal Home Loan Bank advances from 2006 through 2010 are $3,972,833, $4,487,693, $1,631,078, $1,425,108, and $8,977,071, respectively.

The Junior Subordinated Securities were issued to the Company’s statutory business trust subsidiary, Pulaski Capital Trust I. The trust was organized for the sole purpose of selling trust preferred securities (trust preferred securities qualify for Tier 1 capital treatment for regulatory capital computations - see Note 10) to third parties and investing the proceeds from such sales in the debt securities, which are the sole asset of the trust. The preferred trust securities of the trust represent preferred beneficial interests in the assets of the trust and are subject to mandatory redemption upon payment of the subordinated debentures held by the trust. The trust’s ability to pay amounts due on the trust preferred securities is solely dependent upon the Company making payments on the related subordinated debentures. The Company’s obligations under the subordinated securities and other relevant trust agreements constitute a full and unconditional guarantee by the Company of the trust’s obligations under the trust securities.

FASB Interpretation No. 46 – Revised, “Consolidation of Variable Interest Entities” provides that the Company’s investment in the trust subsidiary must be accounted for using the equity method. At December 31, 2005, management is not aware of adverse events or changes in circumstances which indicate that recorded values of the Company’s equity investment in the trust subsidiary may not be recoverable.

The Company has a line of credit (maximum amount of $6,000,000), which matures on October 15, 2008. Interest is payable quarterly at a variable rate. The note is collateralized by all of the issued and outstanding stock of the Bank owned by PIC. No amounts were outstanding under the line of credit at December 31, 2005 and 2004.

Note 7: Income taxes

The provision for income taxes for the years ended December 31, 2005, 2004 and 2003 consisted of the following:

	2005	2004	2003
Current:
Federal	$3,606,192	$2,482,108	$4,391,538
State	661,922	351,776	696,101

	4,268,114	2,833,884	5,087,639

Deferred:
Federal	(356,000)	232,000	(514,000)
State	(45,000)	35,000	(58,000)

	(401,000)	267,000	(572,000)

Provision for income taxes	$3,867,114	$3,100,884	$4,515,639

PULASKI INVESTMENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005, 2004, AND 2003

The reason for the differences between income tax expense and the amount computed by applying the statutory federal income tax rate to income before taxes are as follows:

	2005	2004	2003
Federal income taxes at statutory rate	$3,466,634	$2,664,553	$3,943,172

Add (deduct):
State income taxes, net of federal tax benefit	407,169	255,272	421,147
Tax-exempt interest income	(2,954)	(3,641)	(3,849)
Other	(3,735)	184,700	155,169

Provision for income taxes	$3,867,114	$3,100,884	$4,515,639

Deferred tax assets aggregated approximately $2,475,000 and $2,020,000 at December 31, 2005 and 2004, respectively, and were attributable primarily to temporary differences related to the allowance for loan losses and available-for-sale investment securities. Deferred tax liabilities aggregated approximately $2,721,000 and $2,644,000 at December 31, 2005 and 2004, respectively, and were attributable primarily to temporary differences related to title plants and depreciation on premises and equipment. The Company made income tax payments of $1,733,779, $2,886,131 and $4,883,500 during 2005, 2004 and 2003, respectively.

Note 8: Transactions with related parties

The Bank has had, and expects to have in the future, banking transactions in the ordinary course of business with its executive officers, directors and principal shareholders. Such transactions have been on similar terms, including interest rates and collateral on loans, as those prevailing at the same time for comparable transactions with others, and have involved no more than normal risk or other potential unfavorable aspects. Loans made to such borrowers (including companies in which they are principal owners) amounted to approximately $639,000 and $640,000 at December 31, 2005 and 2004, respectively. During the year ended December 31, 2005, new loans to these borrowers amounted to approximately zero and repayments amounted to approximately $1,000. During the year ended December 31, 2004, new loans to these borrowers amounted to approximately $27,000 and repayments amounted to approximately $683,000.

Note 9: Commitments, contingencies and financial instruments

In the normal course of business there are various commitments outstanding and contingent liabilities, such as commitments to extend credit, including standby letters of credit to assure performance or to support debt obligations, which are not reflected in the accompanying consolidated financial statements. These arrangements have credit risk essentially the same as that involved in extending loans to customers.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary upon extension of credit is based on management’s credit evaluation of the counterparty. Collateral held varies but may include real estate, accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.

PULASKI INVESTMENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005, 2004, AND 2003

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowings arrangements and similar transactions.

The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit, standby letters of credit and loans sold subject to repurchase agreements is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Financial instruments whose contractual amounts represent credit risk at December 31 are as follows:

	2005	2004
Commitments to extend credit:
Credit card lines	$70,240,000	$106,182,000
Other	29,200,000	25,579,000
Standby letters of credit	948,000	964,000

At December 31, 2005, future minimum payments for the next five years under noncancelable operating leases with initial or remaining terms of one year or more are approximately $1,385,000, $896,000, $678,000, $528,000 and $445,000, for 2006 through 2010, respectively. Rental expense for all operating leases amounted to approximately $1,800,000, $1,500,000 and $1,400,000 in 2005, 2004 and 2003, respectively.

Certain of the Company’s subsidiaries are defendants in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated financial condition of the Company.

See Note 19 for a discussion of interest rate lock commitments and mortgage loan hedging program.

Note 10: Regulatory matters

Bank regulatory agencies restrict the amount available for the payment of dividends by the Bank, without obtaining prior approval of the regulatory agencies, to 75% of current year net income plus 75% of retained net income for the preceding year.

The Company and the Bank are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s or the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Company’s and the Bank’s assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company’s and the Bank’s capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

PULASKI INVESTMENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005, 2004, AND 2003

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2005, that the Company and the Bank met all capital adequacy requirements to which they are subject.

As of the most recent notification from the regulatory agencies, the Bank was categorized as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank’s category.

As more fully discussed in Note 6, the Company has a wholly-owned trust subsidiary which issued $6,000,000 of Capital Securities. The transaction resulted in an increase in consolidated Tier I and total capital since regulatory accounting practices consider such securities, subject to the limitations defined in the regulations, as Tier I capital.

The actual amounts and ratios of the Company (consolidated) and the Bank as of December 31, 2005 and 2004 are presented in the table on the following page.

	Actual		For Minimum Capital Adequacy		Minimum To Be Well Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(dollars in thousands)
As of December 31, 2005
Leverage (Tier I Capital to Average Assets)
Consolidated	$45,302	9.7	$18,703	4.0	$23,379	5.0
Bank	38,037	8.2	18,533	4.0	23,166	5.0
Tier I Capital (to Risk-Weighted Assets)
Consolidated	45,302	13.6	13,331	4.0	19,996	6.0
Bank	38,037	11.4	13,339	4.0	20,008	6.0
Total Capital (to Risk-Weighted Assets)
Consolidated	49,473	14.8	26,662	8.0	33,327	10.0
Bank	48,208	14.5	26,678	8.0	33,347	10.0

As of December 31, 2004
Leverage (Tier I Capital to Average Assets)
Consolidated	$40,543	9.7	$16,751	4.0	$20,938	5.0
Bank	33,343	8.1	16,418	4.0	20,523	5.0
Tier I Capital (to Risk-Weighted Assets)
Consolidated	40,543	12.9	12,620	4.0	18,931	6.0
Bank	33,343	10.6	12,548	4.0	18,822	6.0
Total Capital (to Risk-Weighted Assets)
Consolidated	43,902	13.9	25,241	8.0	31,551	10.0
Bank	42,702	13.6	25,096	8.0	31,370	10.0

PULASKI INVESTMENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005, 2004, AND 2003

Note 11: Fair values of financial instruments

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments for the years ended December 31, 2005 and December 31, 2004:

Cash, due from banks, and federal funds sold: The carrying amounts for these assets reported in the balance sheet approximate their fair values.

Investment securities: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for fixed-rate loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Deposits: The fair values of noninterest bearing deposits, interest bearing transaction accounts and savings accounts are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The carrying amounts for variable-rate, fixed-term money market accounts and certificates of deposits approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities of such deposits.

Federal funds purchased: The carrying amount of federal funds purchased approximates the fair value of such borrowings.

Other borrowed funds: Fair values are estimated using rates currently offered for borrowings of similar maturities.

Accrued interest: The carrying amounts of accrued interest approximate their fair values.

Commitments to extend credit and standby letters of credit: Due to the insignificance of the fees for such agreements and the short-term nature of the current agreements, no fair value estimates have been made for commitments to extend credit and standby letters of credit.

The estimated fair values of the Company’s financial instruments were as follows at December 31, 2005 and 2004:

	2005		2004
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash and due from banks and federal funds sold	$28,117,268	$28,117,268	$18,114,442	$18,114,442
Held-to-maturity securities	230,000	227,781	285,000	287,984
Available-for-sale securities	76,245,144	76,245,144	43,820,608	43,820,608
Loans – total	332,675,068	335,700,000	323,548,840	330,000,000
Accrued interest receivable	1,649,042	1,649,042	1,065,572	1,065,572

Financial liabilities
Deposits	$395,771,117	$395,200,000	$318,305,312	$318,000,000
Federal funds purchased	-0-	-0-	8,000,000	8,000,000
Other borrowed funds	26,679,783	27,300,000	50,475,365	51,300,000
Accrued interest payable	616,273	616,273	457,130	457,130

PULASKI INVESTMENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005, 2004, AND 2003

Note 12: Supplemental cash flows information

The Company paid $7,661,000, $4,189,403 and $5,250,151 in interest on deposits and other borrowings during 2005, 2004 and 2003, respectively.

Note 13: Concentrations of credit risk

Most of the Company’s business activity is with customers located in the state of Arkansas and Shelby County, Tennessee. The concentrations of credit by major category of loan type are set forth in Note 3.

The Company’s asset base is exposed to risk, including the risk resulting from changes in interest rates, market values of collateral for loans to customers and changes in the timing of cash flows. The Company monitors the effect of such risk by considering the mismatch of the maturities of its assets and liabilities in the current interest rate environment and the sensitivity of assets and liabilities to changes in interest rates. The Company’s management has considered the effect of significant increases and decreases in interest rates and believes such changes, if they occurred, would be manageable and would not affect the ability of the Company to hold its assets to maturity. However, the Company is exposed to significant market risk in the unlikely event of significant and prolonged interest rate changes.

Note 14: Restrictions on cash and due from banks

The Bank is required to maintain certain minimum cash reserves based upon liabilities to depositors. The minimum cash reserve requirements were approximately $7,138,000 and $7,830,000 at December 31, 2005 and 2004, respectively.

Note 15: Other intangible assets

Other intangible assets consisted of the following:

	Carrying Amount	Accumulated Amortization	Net Carrying Amount
December 31, 2005
Indefinite life intangible:
Branching rights	$225,000	$-0-	$225,000

Intangible assets subject to amortization:
Agreements not to compete	708,750	(412,345)	296,405
Other	100,970	(54,799)	46,171

	$1,034,720	$(467,144)	$567,576

December 31, 2004
Indefinite life intangible:
Branching rights	$225,000	$-0-	$225,000

Intangible assets subject to amortization:
Agreements not to compete	645,000	(350,461)	294,539
Other	100,379	(28,702)	71,677

	$970,379	$(379,163)	$591,216

PULASKI INVESTMENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005, 2004, AND 2003

Aggregate amortization expense (included in Other expenses in the accompanying Income Statements) for the years ended December 31, 2005, 2004 and 2003 was $96,585, $80,722 and $57,955, respectively. Estimated amortization expense for the next five years is as follows as of December 31, 2005: 2006 - $63,409; 2007 - $49,047; 2008 - $49,047; 2009 - $44,047; and 2010 - $34,047.

Note 16: Title company operations

Included in other income are the following significant categories of income from title company operations for the years ended December 31:

	2005	2004	2003
Title insurance fees	$9,601,269	$8,694,412	$9,376,099
Closing fees	3,762,407	3,491,792	3,990,753
Search fees	946,925	802,446	928,553
Other fees	1,637,220	1,456,413	1,776,884

	$15,947,821	$14,445,063	$16,072,289

On August 9, 2005, LTC acquired the assets of a title insurance agency located in north central Arkansas (the “Acquired Company”) for $981,000 in cash. The results of operations of the Acquired Company have been included in the consolidated financial statements since the date of acquisition. The purchase price was assigned as follows: Title plant - $827,250; agreements not to compete - $63,750; goodwill (which is deductible for income tax reporting purposes) - $58,750; other assets - $31,250.

Note 17: Employee benefit plan

The Company maintains a defined contribution retirement plan for the benefit of all eligible employees. Employees are eligible to participate if they have completed at least three months of service. The plan qualifies under Section 401(k) of the Internal Revenue Code, thereby allowing eligible employees to make tax deductible contributions to the plan and the Company to make matching contributions at its discretion. The Company’s expense for matching contributions amounted to approximately $109,000, $113,000 and $128,000 in 2005, 2004 and 2003, respectively.

Note 18: Common stock

The authorized number of Class A and Class B shares are 200,000 and 3,800,000, respectively, of which 121,414 shares of Class A and 2,317,942 shares of Class B were issued and outstanding at December 31, 2005 and 2004, respectively. The Class B common stock has identical rights as the Class A common stock with the exception of the absence of voting rights.

PULASKI INVESTMENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005, 2004, AND 2003

Note 19: Interest rate lock commitments and mortgage loan hedging program

During 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (“FASB 149”). FASB 149 provides that loan commitments that relate to the origination of mortgage loans held for sale, generally referred to as interest rate lock commitments, are accounted for as derivative instruments by the issuer of the loan commitment and marked to market in accordance with Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (“FASB 133”).

To mitigate the exposure of interest rate changes on the value of mortgage loans that are originated for sale to investors in the secondary loan market, the Company enters into interest rate lock commitments. A rate lock is given to a borrower, subject to conditional performance obligations, for a specified period of time that typically does not exceed 60 days. Simultaneously with the issuance of the rate lock to the borrower, a rate lock is received from an investor for a best efforts delivery of the loan. Under the terms of the best efforts delivery lock, the investor commits to purchase the loan at a specified price, provided the loan is funded and delivered prior to a specified date and provided that the credit and loan characteristics meet pre-established criteria for such loans.

Management believes that the fair value of the Company’s interest rate lock commitments approximated zero at December 31, 2005 and 2004.

During 2005, the Company initiated a hedging program for a portion of its mortgage loan production. Under the program, the Company enters into forward sale commitments for mortgage backed securities in order to reduce its market risk on certain loans in process. The Company also executes put option contracts of U.S. Treasury obligations to minimize the risk of interest rate movements. The hedging program transactions are derivative transactions as defined in FASB 133 and, accordingly, must be marked to market during the period they are outstanding. The gross notional amounts of forward contracts and written options were $3,050,000 and $3,076,000, respectively, at December 31, 2005. The fair market value adjustments for outstanding derivative transactions under the hedging program were not significant at December 31, 2005.

PULASKI INVESTMENT CORPORATION

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AT

SEPTEMBER 30, 2006 AND FOR THE THREE MONTHS AND

NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005

PULASKI INVESTMENT CORPORATION

CONSOLIDATED BALANCE SHEETS

(dollars in thousands)

	(Unaudited) September 30, 2006	December 31, 2005
ASSETS

Cash and due from banks	$22,623	$28,117
Investment securities
Held-to-maturity securities	150	230
Available-for-sale securities	54,741	76,245

	54,891	76,475
Loans - net	385,037	328,330
Premises and equipment, net	24,398	23,841
Accrued interest receivable	1,870	1,649
Other real estate owned	3	323
Goodwill	613	613
Title plants	6,233	6,233
Other intangible assets, net	496	568
Other assets	7,249	5,668

	$503,413	$471,817

LIABILITIES AND SHAREHOLDERS’ EQUITY

Deposits:
Noninterest bearing	$68,367	$82,183
Interest bearing	338,244	313,588

	406,611	395,771
Federal funds purchased	4,000	-0-
Other borrowed funds	45,439	26,680
Accrued interest payable	866	616
Other liabilities	5,039	8,729

Total liabilities	461,955	431,796

Shareholders’ equity:
Common stock	610	610
Additional paid-in capital	699	699
Retained earnings	40,569	39,133
Accumulated other comprehensive income	(420)	(421)

Total shareholders’ equity	41,458	40,021

	$503,413	$471,817

See notes to consolidated financial statements.

PULASKI INVESTMENT CORPORATION

CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

(dollars in thousands)

	Nine Months Ended September 30,		Three Months Ended September 30,
	2006	2005	2006	2005
Interest income:
Loans, including fees	$21,765	$18,885	$7,956	$6,952
Investment securities:
Taxable	2,112	864	655	264
Tax-exempt	5	7	2	2
Other	442	370	158	166

	24,324	20,126	8,771	7,384
Interest expense:
Deposits	7,543	4,125	2,911	1,775
Other	1,836	1,372	763	422

	9,379	5,497	3,674	2,197

Net interest income	14,945	14,629	5,097	5,187

Provision for loan losses	299	903	299	372

Net interest income after provision for loan losses	14,646	13,726	4,798	4,815

Other income:
Income from fiduciary activities	692	650	235	221
Service charges on deposit accounts	1,665	1,178	581	450
Gain on sale of mortgage loans held for sale	6,592	7,173	2,121	2,801
Other	14,884	15,720	4,940	5,628

	23,833	24,721	7,877	9,100
Other expenses:
Salaries and employee benefits	21,538	21,007	7,227	7,443
Occupancy and equipment expense	4,796	4,497	1,619	1,647
Other	7,871	8,558	2,806	3,199

	34,205	34,062	11,652	12,289

Income before income taxes	4,274	4,385	1,023	1,626
Income taxes	1,710	1,745	450	628

Net income	$2,564	$2,640	$573	$998

See notes to consolidated financial statements.

PULASKI INVESTMENT CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (Unaudited)

For the Nine Months Ended September 30, 2005 and September 30, 2006

(dollar in thousands)

	Common Stock	Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance at December 31, 2004	$610	$699	$34,308	$(236)	$35,381

Comprehensive income
Net income			2,640		2,640
Other comprehensive income
Change in unrealized losses on available-for-sale securities, net of deferred income taxes				(140)	(140)

Total comprehensive income					2,500

Cash dividends declared			(1,128)		(1,128)

Balance at September 30, 2005	$610	$699	$35,820	$(376)	$36,753

Balance at December 31, 2005	$610	$699	$39,133	$(421)	$40,021

Comprehensive income
Net income			2,564		2,564
Other comprehensive income				1	1
Change in unrealized losses on available-for-sale securities, net of deferred income taxes

Total comprehensive income					2,565

Cash dividends declared			(1,128)		(1,128)

Balance at September 30, 2006	$610	$699	$40,569	$(420)	$41,458

See notes to consolidated financial statements.

PULASKI INVESTMENT CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

For the Nine Months Ended September 30, 2006 and September 30, 2005

(dollars in thousands)

	2006	2005
Operating activities:
Net income	$2,564	$2,640
Adjustments to reconcile net income to net cash used by operating activities:
Provision for loan losses	287	903
Depreciation and amortization	1,999	1,910
Net change in mortgage loans held for sale	(12,617)	(15,547)
Other operating activities, net	(5,242)	945

Net cash used by operating activities	(13,009)	(9,149)

Investing activities:
Net increase in loans not held for sale	(44,377)	(31,560)
Purchases of premises and equipment	(5,412)	(2,984)
Proceeds from maturities of held-to-maturity securities	80	55
Proceeds from maturities of available-for-sale securities	21,505	9,327
Other investing activities, net	3,248	(1,024)

Net cash used by investing activities	(24,956)	(26,186)

Financing activities:
Net increase in deposits	10,840	73,959
Net increase (decrease) in federal funds purchased	4,000	(5,000)
Cash dividends paid	(1,128)	(1,128)
Principal payments on other borrowed funds	(61,741)	(37,920)
Proceeds from other borrowed funds	80,500	15,000

Net cash provided by financing activities	32,471	44,911

Cash and cash equivalents:
Net increase (decrease)	(5,494)	9,576
Balance at January 1	28,117	18,114

Balance at September 30	$22,623	$27,690

See notes to consolidated financial statements.

PULASKI INVESTMENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Note 1: Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include information or footnotes necessary for a complete presentation of financial position, results of operations and cash flows in conformity with generally accepted accounting principles. These interim financial statements should be read in conjunction with the audited financial statements and note disclosures for Pulaski Investment Corporation for the years ended December 31, 2005, 2004 and 2003, included herein. The balance sheet at December 31, 2005 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. Operating results for the nine-month period ended September 30, 2006 are not necessarily indicative of the results that may be expected for the year ended December 31, 2006.

The consolidated financial statements include the accounts of Pulaski Investment Corporation, a bank holding company, and its wholly owned subsidiary, Pulaski Bank and Trust Company (the “Bank”) and the following wholly owned subsidiaries of the Bank: Pulaski Mortgage Company and its wholly owned subsidiary, PMC Mortgage Company, Pulaski Building, Inc., Lenders Title Company, Directors Properties, Inc., Pulaski Services, Inc. and Pulaski Insurance Agency, Inc. (collectively, the “Company”). All significant intercompany accounts and transactions have been eliminated in consolidation.

All normal, recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of the financial statements, have been included. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. Material estimates that are susceptible to significant change in the near term are the allowance for loan losses, valuation of title plants and other intangible assets.

Note 2: Supplemental Cash Flows Information

The Company paid $9,129,000 and $5,544,000 in interest on deposits and other borrowings during the nine-month periods ended September 30, 2006 and 2005, respectively. During the nine-month periods ended September 30, 2006 and 2005, the Company made income tax payments of $2,075,000 and $1,111,000, respectively.

Note 3: Other Borrowed Funds

Other borrowed funds consisted of the following at (dollars in thousands):

	September 30, 2006	December 31, 2005
Federal Home Loan Bank advances:
Long-term, due monthly through 2010	$17,253	$20,494
Short-term	22,000	-0-
Junior Subordinated Debt Securities due to Pulaski Capital Trust I, 10 7/8%, due in 2030	6,186	6,186

	$45,439	$26,680

PULASKI INVESTMENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

Note 4: Title Company Operations

Included in other income are the following significant categories of income from title company operations for the nine months ended September 30, 2006 and September 30, 2005:

	2006	2005
Title insurance fees	$6,812	$7,201
Closing fees	2,587	2,812
Search fees	751	693
Other fees	913	1,130

	$11,063	$11,836

Note 5: Recent Accounting Pronouncements

In February 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments, an amendment of SFAS No. 133 and 140. SFAS No. 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends SFAS No. 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company anticipates that the adoption of SFAS No. 155 will not have a material impact on the Company’s financial position or results of operations.

In March 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets, an amendment of SFAS No. 140. SFAS No. 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in selected situations; requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable; permits an entity to choose either the amortization or fair value measurement method for each class of separately recognized servicing assets and servicing liabilities; at its initial adoption, permits a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights, without calling into question the treatment of other available-for-sale securities under SFAS No. 115, provided that the available-for-sale securities are identified in some manner as offsetting the entity’s exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value; and requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities. This Statement is effective as of the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company anticipates that the adoption of SFAS No. 156 will not have a material impact on the Company’s financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 establishes a framework for measuring fair value in generally accepted accounting principles, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. This Statement

PULASKI INVESTMENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company anticipates that the adoption of SFAS No. 157 will not have a material impact on the Company’s financial position or results of operations.

Note 6: Subsequent Event

On August 9, 2006, the Company entered into an agreement with IBERIABANK Corporation (“IBERIABANK”), Lafayette, Louisiana, for the sale of all of the Company’s outstanding stock. Terms of the agreement provide that the Company’s shareholders will receive cash equal to $26.6464 for each outstanding share of the Company’s common stock. In addition, the Company’s shareholders will receive 0.2274 shares of IBERIABANK common stock and IBERIABANK common stock equal to $13.323 for each outstanding share of the Company’s common stock. Completion of the transaction is subject to regulatory and shareholders’ approvals.

EXPERTS

The consolidated financial statements of IBERIABANK Corporation as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005, and IBERIABANK Corporation’s management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005, incorporated by reference into this proxy statement-prospectus, have been incorporated by reference herein in reliance upon the report of Castaing, Hussey & Lolan, LLC, independent registered public accountants, which is incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Pulaski Investment Corporation as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005, included in this proxy statement-prospectus, have been included herein in reliance upon the report of Kemp & Company, independent accountants, which is included herein and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Pocahontas Bancorp, Inc. and subsidiaries as of September 30, 2006 and for the year ended September 30, 2006, included in this proxy statement-prospectus, have been audited by KraftCPAs, an independent registered public accounting firm, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Pocahontas Bancorp, Inc. and subsidiaries as of September 30, 2005 and for each of the two years in the period ended September 30, 2005, included in this proxy statement-prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph referring to the restatements of the financial statements for the years ended September 30, 2005 and 2004), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

On June 21, 2006, the audit committee of Pocahontas Bancorp approved the dismissal of Deloitte & Touche, LLP as Pocahontas Bancorp’s independent registered public accounting firm, effective for fiscal year 2006.

The audit reports of Deloitte & Touche, LLP on the financial statements of Pocahontas Bancorp for the years ended September 30, 2005 and 2004 did not contain an adverse opinion or disclaimer of opinion, nor were the reports qualified or modified as to uncertainty, audit scope or accounting principles.

During the two most recent fiscal years and the interim period through the date of the dismissal, there were no disagreements with Deloitte & Touche, LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to Deloitte & Touche, LLP’s satisfaction, would have caused Deloitte & Touche, LLP to make reference to the subject matter of the disagreements in connection with its reports.

During the two most recent fiscal years, there were no reportable events (as defined in Regulation S-K Item 304 (a)(1)(v)).

Pocahontas Bancorp requested that Deloitte & Touche, LLP furnish it with a letter addressed to the Securities and Exchange Commission stating whether or not Deloitte & Touche, LLP agreed with the above statements. A copy of Deloitte & Touche, LLP’s letter to the Securities and Exchange Commission dated June 21, 2006 is filed as an exhibit to Pocahontas Bancorp’s Form 8-K dated June 21, 2006.

On June 21, 2006, Pocahontas Bancorp approved BKD, LLP as Pocahontas Bancorp’s new independent registered public accounting firm for the fiscal year 2006 subject to their normal acceptance procedures. During the two most recent fiscal years and the subsequent interim period through the date of the dismissal of Deloitte & Touche, LLP, Pocahontas Bancorp did not consult with BKD, LLP regarding any matters described in Item 304(a)(2)(i) or (ii) of Regulation S-K.

On October 4, 2006, the audit committee of Pocahontas Bancorp accepted the resignation of BKD, LLP as Pocahontas Bancorp’s independent registered public accounting firm. BKD, LLP, which was initially engaged by Pocahontas Bancorp on June 21, 2006, cited Pocahontas Bancorp’s impending merger with IBERIABANK Corporation as the reason for its resignation. The merger was announced on July 27, 2006.

Because of the brevity of its engagement, BKD, LLP did not produce an audit report on the financial statements of Pocahontas Bancorp for either of the years in the two-year period ended September 30, 2006.

During the two most recent fiscal years and the interim period through the date of the resignation, there were no disagreements with BKD, LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to BKD, LLP’s satisfaction, would have caused BKD, LLP to make reference to the subject matter of the disagreements in connection with its reports.

During the two most recent fiscal years, there were no reportable events (as defined in Regulation S-K Item 304 (a)(1)(v)).

Pocahontas Bancorp requested that BKD, LLP furnish it with a letter addressed to the Securities and Exchange Commission stating whether or not BKD, LLP agreed with the above statements. A copy of BKD, LLP’s letter to the Securities and Exchange Commission dated October 9, 2006 was filed as an exhibit to Pocahontas Bancorp’s Form 8-K dated on October 4, 2006.

On October 4, 2006, the audit committee of Pocahontas Bancorp approved the engagement of KraftCPAs, PLLC as Pocahontas Bancorp’s new independent registered public accounting firm for the fiscal year ended September 30, 2006. During the two most recent fiscal years and the subsequent interim period through the date of the resignation of BKD, LLP, Pocahontas Bancorp did not consult with KraftCPAs, PLLC regarding any matters described in Item 304(a)(2)(i) or (ii) of Regulation S-K.

LEGAL OPINIONS

The validity of the common stock to be issued in the merger will be passed upon by Jones, Walker, Waechter, Poitevent, Carrĕre & Denĕgre, L.L. P., Washington, DC, special counsel to IBERIABANK Corporation. The United States federal income tax consequences of the merger transaction will be passed on by Luse Gorman Pomerenk & Schick, P.C., Washington, D.C., counsel to Pocahontas Bancorp.

ADJOURNMENT OF THE SPECIAL MEETING

(Proposal Two)

In the event that there are not sufficient votes to constitute a quorum or approve the adoption of the merger agreement at the time of the special meeting, the merger agreement may not be approved unless the special meeting is adjourned to a later date or dates in order to permit further solicitation of proxies. In order to allow proxies that have been received by Pocahontas Bancorp at the time of the special meeting to be voted for an adjournment, if necessary, Pocahontas Bancorp has submitted the question of adjournment to its stockholders as a separate matter for their consideration. The board of directors of Pocahontas Bancorp unanimously recommends that stockholders vote “FOR” the adjournment proposal. If it is necessary to adjourn the special meeting, no notice of the adjourned special meeting is required to be given to stockholders (unless the adjournment is for more than 30 days or if a new record date is fixed), other than an announcement at the special meeting of the hour, date and place to which the special meeting is adjourned.

CERTAIN BENEFICIAL OWNERS OF

POCAHONTAS BANCORP COMMON STOCK

The following table sets forth, to the best knowledge and belief of Pocahontas Bancorp, certain information regarding the beneficial ownership of the Pocahontas Bancorp common stock as of December 19, 2006 by (i) each person known to Pocahontas Bancorp to be the beneficial owner of more than 5% of the outstanding Pocahontas Bancorp common stock, (ii) each director and certain named executive officers of Pocahontas Bancorp and (iii) all of Pocahontas Bancorp’s directors and executive officers as a group.

Directors and Named Executive Officers	Shares Beneficially Owned (1)	Percent of Class (4)
Ralph P. Baltz (5) Chairman of the Board	188,274	4.1%
Dwayne Powell (6) President, Chief Executive Officer and Director	214,733	4.6%
A.J. Baltz, Jr. Director	158,752	3.4%
Bruce Burrow Director	123,000	2.6%
N. Ray Campbell (7) Director	35,591	0.8%
James A. Edington (8) Director	314,744	6.8%
Marcus Van Camp (9) Director	48,752	1.0%
Terry Davis (10) Chief Financial Officer	22,402	0.5%
Brad Snider (11) Chief Operating Officer	46,770	1.0%
All Directors and Executive Officer as a Group (9 persons) (12)	1,153,018	24.8%

5% Shareholders	Shares Beneficially Owned (1)	Percent of Class (4)
First Community Bank 401(k) Savings and Employee Stock Ownership Plan (2) (3) 1700 East Highland Drive Jonesboro, Arkansas 72401	615,437	13.3%

James A. Edington 1700 East Highland Drive Jonesboro, Arkansas 72401	314,744	6.8%

Tontine Financial Partners, L.P. Tontine Partners, L.P. Tontine Management, L.L.C. Jeffrey L. Gendell 200 Park Avenue, Suite 3900 New York, New York 10166	409,848	8.8%

Dimensional Fund Advisors, Inc. 1299 Ocean Avenue, 11th Floor Santa Monica, California 90401	285,215	6.1%

(1)	Based solely upon the filings made pursuant to the Securities Exchange Act of 1934 and information furnished by the respective persons. In accordance with Rule 13d-3 under the Securities Exchange Act, a person is deemed to be the beneficial owner for purposes of this table, of any shares of common stock if he or she has sole or shared voting or investment power with respect to such shares, or has a right to acquire beneficial ownership at any time within 60 days from the date as to which beneficial ownership is being determined. As used herein, “voting power” is the power to vote or direct the voting of shares and “investment power” is the power to dispose or direct the disposition of shares. Includes all shares held directly as well as shares owned by spouses and minor children, in trust and other indirect ownership, over which shares the named individuals effectively exercise sole or shared voting or investment power.
(2)	Under the First Community Bank 401(k) Savings and Employee Stock Ownership Plan (the “ESOP”), shares allocated to participants’ accounts are voted in accordance with the participants’ directions. Unallocated shares held by the ESOP are voted by the ESOP trustee in the manner calculated to most accurately reflect the instructions it has received from the participants regarding the allocated shares. As of the record date, 572,406 shares of common stock were allocated under the ESOP.
(3)	Excludes 91,577 shares of common stock or 13.0% of the shares of common stock outstanding, owned by the ESOP for the benefit of the named executive officers.
(4)	Total common stock outstanding includes shares that may be acquired pursuant to presently exercisable options.
(5)	Includes 913 shares allocated under the ESOP and options to purchase 16,000 shares for Mr. Ralph Baltz.
(6)	Includes 23,474 shares allocated under the ESOP and options to purchase 80,000 shares for Mr. Powell.
(7)	Includes options to purchase 16,000 shares for Mr. Campbell.
(8)	Includes 42,952 shares allocated under the ESOP for Mr. Edington.
(9)	Includes options to purchase 16,000 shares for Mr. Van Camp.
(10)	Includes 18,567 shares allocated under the ESOP and options to purchase 2,500 shares for Ms. Davis.
(11)	Includes 5,671 shares allocated under the ESOP and options to purchase 16,831 shares for Mr. Snider.
(12)	Includes 91,577 shares allocated under the ESOP and options to purchase 147,331 shares to all directors and executive officers as a group.

OTHER MATTERS

As of the date of this document, the Pocahontas Bancorp board of directors knows of no matters that will be presented for consideration at its special meeting other than as described in this document. However, if any other matter shall properly come before this special meeting or any adjournment or postponement thereof and shall be voted upon, the proposed proxy will be deemed to confer authority to the individuals named as authorized therein to vote the shares represented by the proxy as to any matters that fall within the purposes set forth in the notice of special meeting. However, no proxy that is voted against the merger agreement will be voted in favor of any adjournment or postponement.

Pocahontas Bancorp Annual Meeting Stockholder Proposals

Pocahontas Bancorp will hold a 2007 Annual Meeting of Stockholders only if the merger is not consummated before the time of such meeting. In order to be eligible for inclusion in Pocahontas Bancorp’s proxy materials for next year’s Annual Meeting of Stockholders, any stockholders proposal to take action at such meeting must have been received by the Corporate Secretary of Pocahontas Bancorp at its main office at 1700 East Highland Drive, Jonesboro, Arkansas 72401, no later than September 7, 2006. If the 2007 Annual Meeting is held on a date more than 30 calendar days from February 7, 2007, a stockholder proposal must be received by a reasonable time before Pocahontas Bancorp begins to print and mail its proxy solicitation for such Annual Meeting. Any stockholder proposals will be subject to the requirements of the proxy rules adopted by the Securities and Exchange Commission.

The bylaws of Pocahontas Bancorp provide an advance notice procedure for certain business, or nominations to the board of directors to be brought before an annual meeting. In order for a stockholder to properly bring business before an annual meeting, or to propose a nominee to the board, the stockholder must give written notice to the secretary of Pocahontas Bancorp not less than ninety (90) days before the date fixed for such meeting; provided, however, that in the event that less than one hundred (100) days notice or prior public disclosure of the date of the meeting is given or made, notice by the stockholder to be timely must be received not later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure was made. The notice must include the stockholder’s name, record address, and number of shares owned by the stockholder, describe briefly the proposed business, the reasons for bringing the business before the annual meeting, and any material interest of the stockholder in the proposed business. In the case of nominations to the board, certain information regarding the nominee must be provided. Nothing in this paragraph shall be deemed to require Pocahontas Bancorp to include in its proxy statement and proxy relating to an annual meeting any stockholder proposal which does not meet all of the requirements for inclusion established by the Securities and Exchange Commission in effect at the time such proposal is received. A copy of the full text of the bylaws provisions discussed above may be obtained by writing to Pocahontas Bancorp’s Corporate Secretary at 1700 East Highland Drive, Jonesboro, Arkansas 72401.

WHERE YOU CAN FIND MORE INFORMATION

IBERIABANK Corporation has filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 that registers the shares of IBERIABANK Corporation common stock to be issued to Pocahontas Bancorp stockholders in connection with the merger. The registration statement, including the attached exhibits and schedules, contains additional relevant information about IBERIABANK Corporation and Pocahontas Bancorp’s stock.

The rules and regulations of the Securities and Exchange Commission allow us to omit certain information included in the registration statement from this proxy statement–prospectus. You may read and copy this information at the Public Reference Room of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Securities and Exchange Commission’s Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains an internet website that contains reports, proxy and information statements and other information about issuers, like IBERIABANK Corporation and Pocahontas Bancorp, that file electronically with the Securities and Exchange Commission. The address of the site is www.sec.gov. The reports and other information filed by IBERIABANK Corporation with the Securities and Exchange Commission are also available at IBERIABANK Corporation’s website. The address is www.iberiabank.com. The reports and other information filed by Pocahontas Bancorp with the Securities and Exchange Commission are also available at Pocahontas Bancorp’s website. The address is www.fcb-online.com. We have included the web addresses of the Securities Exchange Commission, IBERIABANK Corporation and Pocahontas Bancorp as inactive textual references only. Except as specifically incorporated by reference into this proxy statement-prospectus, information on those web sites is not part of this proxy statement-prospectus.

You should also be able to inspect reports, proxy statements and other information about IBERIABANK Corporation and Pocahontas Bancorp at the offices of the Nasdaq Global Market, Inc.

The Securities and Exchange Commission allows IBERIABANK Corporation to incorporate certain information into this proxy statement-prospectus by reference to other information that has been filed with the Securities and Exchange Commission. The information incorporated by reference is deemed to be part of this proxy statement-prospectus, except for any information that is superseded by information in this proxy statement-prospectus. The documents that are incorporated by reference contain important information about IBERIABANK Corporation, and you should read this document together with any other documents incorporated by reference in this proxy statement-prospectus.

This document incorporates by reference the following documents that have previously been filed with the Securities and Exchange Commission by IBERIABANK Corporation (File No. 000-25756):

•	Annual Report on Form 10-K for the year ended December 31, 2005;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006;

•	Current Reports on Form 8-K dated May 17, 2006, July 26, 2006 (as amended), August 9, 2006, October 31, 2006, November 10, 2006, and November 16, 2006;

•	Definitive Proxy Statement filed on April 4, 2006; and

•	The description of IBERIABANK Corporation common stock set forth in the registration statement on Form 8-A filed on March 28, 1995, pursuant to Section 12 of the Securities Exchange Act, including any amendment or report filed with the Securities and Exchange Commission for the purpose of updating this description.

In addition, IBERIABANK Corporation is incorporating by reference any documents they may file under the Securities Exchange Act of 1934, as amended after the date of this document and prior to the date of the special meeting of Pocahontas Bancorp stockholders.

IBERIABANK Corporation has supplied all information contained or incorporated by reference in this proxy statement-prospectus relating to IBERIABANK Corporation, Pulaski Investment Corporation has supplied all information contained in this proxy statement-prospectus relating to Pulaski Investment Corporation. Pocahontas Bancorp has supplied all information contained in this proxy statement-prospectus relating to Pocahontas Bancorp.

Neither IBERIABANK Corporation nor Pocahontas Bancorp has authorized anyone to give any information or make any representation about the merger or our companies that is different from, or in addition to, that contained in this document or in any of the materials that have been incorporated into this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document, including information included or incorporated by reference herein, may contain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to statements about, (a) the separate financial condition, results of operations and business of IBERIABANK Corporation, Pocahontas Bancorp and Pulaski Investment Corporation; (b) the benefits of the merger, including future financial and operating results, cost savings, enhancement to revenue and accretion to reported earnings that may be realized from the merger; (c) our respective plans, objectives, expectations and intentions and other statements that are not historical facts; and (d) other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” or words of similar meaning. These forward-looking statements are based on current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward–looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

•	our businesses may not be combined successfully, or these combinations may take longer to accomplish than expected;

•	the growth opportunities and cost savings from the merger and/or the proposed acquisition of Pulaski Investment Corporation may not be fully realized or may take longer to realize than expected;

•	operating costs, customer losses and business disruption following the merger and/or the proposed acquisition of Pulaski Investment Corporation, including adverse affects of relationship with employees, may be greater than expected;

•	governmental approvals of the merger and/or the proposed acquisition of Pulaski Investment Corporation may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals;

•	adverse governmental or regulatory policies may be enacted;

•	the interest rate environment may change, causing margins to compress and adversely affecting net interest income;

•	the risks associated with continued diversification of assets and adverse changes to credit quality;

•	competition from other financial services companies in our markets; and

•	the risk of an economic slowdown that would adversely affect credit quality and loan originations.

Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in IBERIABANK Corporation’s reports filed with the Securities and Exchange Commission.

All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to either of us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements above. Neither of us undertakes any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

Appendix A

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (“Agreement”) is dated as of July 26, 2006, between Pocahontas Bancorp, Inc. (“PFSL”), a savings and loan holding company with principal offices in Jonesboro, Arkansas, and IBERIABANK Corporation (“IBKC”), a bank holding company with principal offices in Lafayette, Louisiana.

RECITALS

1. The Board of Directors of each party hereto believes that the transactions described in this Agreement are in the best interests of such party and its stockholders.

2. By virtue of the reorganization that is effectuated by this Agreement, PFSL will be merged with and into IBERIABANK Acquisition Corporation (“IBAC”), a wholly-owned subsidiary of IBKC (the “Merger”), and except as provided in this Agreement, the then outstanding shares of PFSL Common Stock will be converted into shares of IBKC Common Stock, with cash paid in lieu of fractional shares.

3. The Merger is subject to prior stockholder and regulatory approvals and the prior satisfaction of certain other conditions set forth in this Agreement.

4. The parties hereto intend that the reorganization contemplated by this Agreement qualify for federal income tax purposes as a tax-free reorganization under the Internal Revenue Code of 1986, as amended.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and of the mutual warranties, representations, covenants and agreements set forth herein, and for other good and valuable consideration the receipt and sufficiency of which are acknowledged, the parties to this Agreement agree as follows:

SECTION I.

DEFINITIONS

Except as may otherwise be provided in this Agreement, the capitalized terms set forth below shall have the following respective meanings, in their singular or plural forms as applicable:

1.1 “Acquisition Proposal” – shall mean any tender offer or exchange offer or any proposal for a merger, acquisition of all of the capital stock or assets of, share exchange, or other business combination involving the acquisition of PFSL or any of its Subsidiaries or the acquisition of a substantial equity interest in, or a substantial portion of the assets of, PFSL or any of its Subsidiaries, or any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing, other than the transactions contemplated under this Agreement.

1.2 “Agreement” – this Agreement and Plan of Merger, including any amendment hereto.

1.3 “BCL” – the Louisiana Business Corporation Law.

1.4 “BHC Act” – the federal Bank Holding Company Act of 1956.

1.5 “Business Day” – Monday through Friday of each week, except a legal holiday recognized as such by the U.S. Government or any day on which banking institutions in the states of Louisiana and/or Arkansas are authorized or obligated to close.

1.6 “Certificates” – the certificates representing shares of PFSL Common Stock on or prior to the Effective Date.

1.7 “Closing” – the closing of the transactions contemplated hereunder as described in Section 3.1 of this Agreement.

1.8 “Code”– the Internal Revenue Code of 1986, as amended.

1.9 “DGCL” – the Delaware General Corporation Law.

1.10 “Effective Date” – the date and time at which the Merger becomes effective, as described in Section 3.2 of this Agreement.

1.11 “ERISA” – the Employee Retirement Income Security Act of 1974, as amended.

1.12 “Exchange Agent” – IBKC’s stock transfer agent or such other third party experienced in the stock transfer business reasonably acceptable to PFSL which shall act as the exchange agent pursuant to Section 2.2(f) hereof.

1.13 “Exchange Ratio” – .2781 shares of IBKC Common Stock.

1.14 “FCB” – First Community Bank, a federal savings and loan association and a wholly owned subsidiary of PFSL.

1.15 “Federal Reserve” – the Board of Governors of the Federal Reserve System.

1.16 “Financial Statements” – (i) the audited consolidated balance sheets (including related notes and schedules, if any) of a Warrantor, as of December 31, 2005 and 2004 with respect to IBKC and as of September 30, 2005 and 2004 with respect to PFSL, and the related consolidated statements of income (or statements of income and comprehensive income), changes in stockholders’ equity, and cash flows (including related notes and schedules, if any) for the respective years then ended, and (ii) the unaudited consolidated balance sheets of such Warrantor (including related notes and schedules, if any) and related consolidated statements of income (or statements of income and comprehensive income), changes in stockholders’ equity, and cash flows (including related notes and schedules, if any) with respect to the quarterly periods ended subsequent thereto.

1.17 “GAAP” – generally accepted accounting principles in the United States of America.

1.18 “IBERIABANK” – IBERIABANK, a Louisiana banking corporation and a wholly owned subsidiary of IBKC.

1.19 “IBAC” – IBERIABANK Acquisition Corporation, a Louisiana corporation and a wholly owned subsidiary of IBKC.

1.20 “IBKC” – IBERIABANK Corporation, a Louisiana corporation.

1.21 “IBKC Common Stock” – the common stock, par value $1.00 per share, of IBKC.

1.22 “Material Adverse Effect” – with respect to a Warrantor, means any change, effect, event, occurrence or state of facts that (a) is, or would reasonably be expected to be, materially adverse to the business, financial condition or results of operations of such Warrantor and its Subsidiaries taken as a whole, or (b) materially and adversely affects the ability of the Warrantor to perform its obligations hereunder or materially and adversely affects the timely consummation of the transactions contemplated hereby; provided, however, that “Material Adverse Effect” shall not be deemed to include the impact of (i) any change in the value of the securities or loan portfolio of the Warrantor, whether held as available for sale or held to maturity, resulting from changes in the prevailing level or interest rates; (ii) any change, effect, event or occurrence relating to the announcement or performance of this Agreement and the transactions contemplated hereby, including the expenses incurred by the Warrantor in consummating the transactions contemplated by this Agreement; (iii) with respect to PFSL and FCB, any change, effect, event or occurrence resulting from any action or omission taken with the prior consent of IBKC or IBERIABANK; (iv) any change in banking, or similar laws, rules or regulations of general applicability or interpretations thereof by courts or governmental authorities; (v) any change in GAAP or regulatory accounting requirements applicable to banks or their holding companies generally; and (vi) the payment of any amounts due to, or the provision of any other benefits to, any directors, officers or employees of PFSL and its Subsidiaries pursuant to employment agreements, plans and other arrangements described in this Agreement

1.23 “Merger Agreement” – the Merger Agreement, substantially in the form attached hereto as Exhibit I, providing for the Merger.

1.24 “Merger” – the merger of PFSL with and into IBAC.

1.25 “1933 Act” – the Securities Act of 1933, as amended.

1.26 “1934 Act” – the Securities Exchange Act of 1934, as amended.

1.27 “OTS” – the Office of Thrift Supervision, a bureau of the United States Department of the Treasury.

1.28 “PFSL” – Pocahontas Bancorp, Inc., a Delaware corporation.

1.29 “PFSL Common Stock” – the common stock, par value $.01 per share, of PFSL.

1.30 “Person” – any individual, bank, corporation, partnership, association, joint stock company, business trust, limited liability company or unincorporated association.

1.31 “Proxy Statement” – the proxy statement to be used by PFSL to solicit the approval of its stockholders of the transactions contemplated by this Agreement and the Merger Agreement, together with any and all amendments or supplements thereto.

1.32 “Registration Statement” – the Registration Statement on Form S-4 (or other appropriate form) and all amendments and supplements thereto filed with the SEC by IBKC under the 1933 Act in connection with the transactions contemplated by this Agreement and the Merger Agreement.

1.33 “Regulatory Authorities” – collectively, any federal or state banking, insurance, securities or other governmental or regulatory authority whose approval is necessary to consummate the transactions contemplated by this Agreement.

1.34 “SEC” - the United States Securities and Exchange Commission.

1.35 “SEC Documents” – all reports, proxy statements, registration statements and other documents filed by any Warrantor pursuant to the Securities Laws.

1.36 “Securities Laws” – the 1933 Act, the 1934 Act, the Investment Company Act of 1940, the Investment Advisors Act of 1940, the Trust Indenture Act of 1939, and the rules and regulations of the SEC under each of such acts.

1.37 “Stockholders Meeting” – the meeting of the stockholders of PFSL to be held pursuant to Section 7.1(b) of this Agreement, including any adjournments thereof.

1.38 “Subsidiaries” - all those corporations, banks, savings banks, associations and other entities of which the Person in question owns or controls 5% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 5% or more of the outstanding equity securities is owned directly or indirectly by such Person; provided, however, there shall not be included any such entity acquired in good faith through foreclosure, or any such entity to the extent that the equity securities of such entity are owned or controlled in a bona fide fiduciary capacity, through a small business investment corporation or otherwise as an investment by an entity that invests in unaffiliated companies in the ordinary course of business.

1.39 “Warrantor” – IBKC or PFSL, as the case may be.

1.40 “Warrantor Benefit Plans” – the benefit plans of IBKC or PFSL, as defined in Section 5.11(a) of this Agreement and as the context shall require, which shall depend on whether the Warrantor is IBKC or PFSL and shall correspond therewith.

1.41 “Warrantor Common Stock” – the IBKC Common Stock or the PFSL Common Stock, as the context shall require, which shall depend on whether the Warrantor is IBKC or PFSL and shall correspond therewith.

1.42 “Warrantor Companies” – collectively, PFSL and all PFSL Subsidiaries or, collectively, IBKC and all IBKC Subsidiaries, as the context shall require.

1.43 “Warrantor Financial Statements” – the Financial Statements of Warrantor.

1.44 “Warrantor Subsidiaries” – the Subsidiaries of PFSL or IBKC, as the context shall require, which shall include the Subsidiaries described in Section 1.38 of this Agreement and any corporation, bank, savings bank, association or other entity that becomes or is acquired as a Subsidiary of a Warrantor in the future.

Other terms are defined as set forth below.

SECTION II.

CERTAIN TRANSACTIONS AND TERMS OF MERGER

2.1 Merger. Subject to the terms and conditions of this Agreement, at the Effective Date, PFSL will be merged with and into IBAC in accordance with the Merger Agreement, the DGCL and the BCL.

2.2 Conversion of PFSL Common Stock.

(a) Except as otherwise provided herein, at the Effective Date each outstanding share of PFSL Common Stock will be converted into shares of IBKC Common Stock equal to the sum of (i) the PFSL Common Stock held by each PFSL stockholder multiplied by the Exchange Ratio; plus (ii) a cash payment for fractional shares pursuant to Section 2.2(d) (collectively, the “Merger Consideration”).

(b) Shares of PFSL Common Stock that are held by PFSL and any PFSL Subsidiary (other than shares held in a fiduciary capacity) shall not be considered to be outstanding and shall be cancelled (and not converted) by virtue of the Merger at the Effective Date and without any further action by any party.

(c) If, before the Effective Date, IBKC should split, reclassify, recapitalize or combine the IBKC Common Stock, or pay a stock dividend in IBKC Common Stock, or otherwise change the IBKC Common Stock into any other securities, or make any other dividend or distribution in respect of the IBKC Common Stock (other than normal cash dividends consistent with past practices as the same may be adjusted from time to time in accordance with or not in violation of this Agreement), and the record date therefore is prior to the Effective Date, then the Exchange Ratios will be appropriately and proportionately adjusted to reflect such split, reclassification, recapitalization, combination, stock dividend or other distribution or change.

(d) In lieu of issuing any fractional share of IBKC Common Stock which would otherwise be distributable to a PFSL stockholder as determined following application of Section 2.2(a)(i), each holder of PFSL Common Stock who would otherwise be entitled thereto, after aggregating into whole shares all fractional shares of IBKC Common Stock to which such holder is entitled by virtue of the Merger, upon surrender of the certificate(s) which represented PFSL Common Stock, will receive, without interest, cash equal to such fractional share multiplied by $57.54.

(e) No later than the Effective Date, IBKC shall deposit, or shall cause to be deposited, with the Exchange Agent for the benefit of the holders of PFSL Common Stock, for exchange in accordance with this Section 2.2, certificates representing the shares of IBKC Common Stock and the estimated amount of cash to be paid in lieu of fractional shares of IBKC Common Stock. After the Effective Date, each holder of PFSL Common Stock, upon surrender of such holder’s Certificates in accordance herewith, will be entitled to receive the shares of IBKC Common Stock and cash for fractional shares into which such holder’s shares have been converted, less any applicable tax withholding. Until then, each Certificate for PFSL Common Stock will represent the number of whole shares of IBKC Common Stock and cash into which the shares of PFSL Common Stock represented thereby were converted, except that IBKC may refuse to pay any dividend or other distribution payable to holders of any unsurrendered Certificate for PFSL Common Stock (without any interest thereon) until surrender or if such dividend or distribution has reverted in full ownership to IBKC under its Articles of Incorporation. Whether or not a Certificate for PFSL Common Stock is surrendered, after the Effective Date it will not represent any interest in any Person other than IBKC.

(f) As soon as practicable after the Effective Date, but in no event later than ten (10) Business Days following the Effective Date, IBKC or the Exchange Agent shall mail to each holder of record of a Certificate or Certificates a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration into which the shares of PFSL Common Stock represented by such Certificate or Certificates shall have been converted pursuant to this Section 2.2. Upon proper surrender of a Certificate for exchange and cancellation to the Exchange Agent, together with a properly completed letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefore, as applicable, (i) a certificate representing that number of shares of IBKC Common Stock to which such former holder of PFSL Common Stock shall have become entitled pursuant to this Agreement and the Merger Agreement and (ii) a check representing that amount of cash for fractional shares to which such former holder of PFSL Common Stock shall have become entitled pursuant to this Agreement and the Merger Agreement.

(g) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and the posting by such person of a bond in such amount as IBKC may reasonably direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof.

(h) If the Person surrendering a Certificate and signing the accompanying letter of transmittal is not the record holder thereof, then it shall be a condition of the payment of the Merger Consideration that: (i) such Certificate is properly endorsed to such Person or is accompanied by appropriate stock powers, in either case signed exactly as the name of the record holder appears on such Certificate, and is otherwise in proper form for transfer, or is accompanied by appropriate evidence of the authority of the Person surrendering such Certificate and signing the letter of transmittal to do so on behalf of the record holder; and (ii) the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other similar taxes required by reason of the payment to a Person other than the registered holder of the Certificate surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

2.3 PFSL Stock Options. Schedule 2.3(a) sets forth all outstanding options to purchase shares of PFSL Common Stock as of the date of this Agreement, whether or not then vested or exercisable (the “PFSL Options”), including the names of the holders thereof, the vesting and expiration dates thereof, and the exercise prices thereof. Immediately prior to the Effective Date, each PFSL Option shall, by reason of the Merger, be cancelled and converted into the right to receive in cash an amount (subject to required tax withholdings) equal to the difference between $16.00 and the exercise price of the option (the “Option Payment”). Prior to the receipt of the Option Payment, each holder of a PFSL Option shall execute a cancellation agreement, substantially in the form of Schedule 2.3(b).

SECTION III.

CLOSING AND EFFECTIVE DATE

3.1 Time and Place of Closing. (a) The Closing will take place on a mutually agreed upon Business Day within forty-five (45) days subsequent to the last of (i) the date of receipt of all required federal or state regulatory agency approvals of the Merger and the expiration of all required waiting periods, and (ii) the date on which the stockholders of PFSL approve this Agreement at the Stockholders Meeting to be held pursuant to Section 7.1(b) of this Agreement; or such other date as the parties hereto may mutually agree. If all conditions in Section VIII hereof are satisfied, or waived by the party entitled to grant such waiver, at the Closing (i) the parties shall each provide to the others such proof of satisfaction of the conditions in Section VIII as the party whose obligations are conditioned upon such satisfaction may reasonably request, (ii) the certificates, letters and opinions required by Section VIII shall be delivered, (iii) the directors and appropriate officers of the parties shall execute, deliver and acknowledge the Merger Agreement, and (iv) the parties shall take such further action including (without limitation) filing the Merger Agreement as is required to consummate the transactions contemplated by this Agreement and the Merger Agreement.

(b) If on any date established for the Closing all conditions in Section VIII hereof have not been satisfied or waived by each Warrantor entitled to grant such waiver, then either Warrantor, on one or more occasions, may declare a delay of the Closing of such duration, not exceeding ten (10) days, as the declaring Warrantor shall select, but no such delay shall extend beyond the last date set forth in subparagraph (c) of Section 9.1(c), and no such delay shall interfere with the right of either Warrantor to declare a termination pursuant to Section IX. The place of Closing shall be at the office of IBKC set forth in Section 10.7.

3.2 Effective Date. The Merger Agreement will be filed with each of the Secretary of State of Louisiana and the Secretary of State of Delaware before or concurrently with the Closing, and the Merger will be effective on the date and time (the “Effective Date”) specified in the filings.

SECTION IV.

MANAGEMENT AND RELATED MATTERS FOLLOWING MERGER

4.1 Board of Directors and Officers of IBAC. At the Effective Date, the board of directors and officers of IBAC shall consist of those persons serving as directors and officers of IBKC immediately prior to the Effective Date.

4.2 Board of Directors and Officers of FCB. At the Effective Date, the directors and officers of FCB shall consist of those persons designated by IBKC prior to the Effective Date.

4.3 Employees and Benefits.

(a) The employees of FCB who remain employed after the Effective Date (“Continuing Employees”) shall be given credit under each employee benefit plan, policy, program and arrangement maintained by IBERIABANK after the Closing for their service with FCB prior to the Closing for all purposes, including severance, vacation and sick leave, eligibility to participate, vesting, satisfying any waiting periods, evidence of insurability requirements, seniority or the application of any pre-existing condition limitations, other than benefit accrual under a defined benefit plan (as defined in Section 3(35) of ERISA); provided, however, that accrued vacation taken subsequent to the Effective Date may be subject to such limitations as IBKC or IBERIABANK may reasonably require. Any employee of PFSL or FCB who does not remain employed by FCB after the Effective Date or does not receive a severance payment in connection with the Merger shall receive a severance payment as if he or she were an employee of IBKC for the entire time he or she were an employee of PFSL or FCB.

(b) In the event of any termination of any PFSL or FCB health plan, IBKC and IBERIABANK shall make available to Continuing Employees and their dependents, employer-provided health care coverage under health plans provided by IBKC or IBERIABANK. Unless a Continuing Employee affirmatively terminates coverage under a PFSL or FCB health plan prior to the time that such Continuing Employee becomes eligible to participate in the IBKC or IBERIABANK health plan, no coverage of any of the Continuing Employees or their dependents shall terminate under any of the PFSL or FCB health plans prior to the time such Continuing Employees and their dependents become eligible to participate in the health plans, programs and benefits common to all employees and their dependents of IBKC or IBERIABANK. In the event IBKC or IBERIABANK terminates any PFSL or FCB health plan or consolidates of any PFSL or FCB health plan with any IBKC or IBERIABANK health plan, individuals covered by the PFSL or FCB health plan shall be entitled to immediate coverage under the IBKC or IBERIABANK health plan in accordance with the Health Insurance Portability and Accountability Act of 1996, as amended, and the regulations issued thereunder, including limitations on pre-existing condition exclusions, nondiscrimination and special enrollment rights. All PFSL or FCB employees who cease participating in a PFSL or FCB health plan and become participants in a comparable IBKC or IBERIABANK health plan shall receive credit for any co-payment and deductibles paid under PFSL’s or FCB’s health plan, to the extent such credit would be provided under PFSL’s or FCB’s health plan, for purposes of satisfying any applicable deductible or out-of-pocket requirements under the IBKC or IBERIABANK health plan, upon substantiation, in a form reasonably satisfactory to IBKC or IBERIABANK, that such co-payment and/or deductible has been satisfied.

4.4 Indemnification and Insurance.

(a) From and after the Effective Date through the sixth anniversary thereof, or until the final disposition of such Claim (as defined herein) with respect to any Claim asserted within the period, IBKC shall, to the fullest extent permitted under applicable law, and under the respective certificate of incorporation, bylaws or similar governing documents of PFSL and FCB, indemnify, defend and hold harmless each person who is now, or who has been at any time before the date hereof or who becomes before the Effective Date, an officer or director of PFSL, FCB or a PFSL Subsidiary (the “Indemnified Parties”) against all losses, claims, damages, costs, expenses (including reasonable attorneys’ fees), liabilities or judgments or amounts that are paid in settlement (which settlement shall require the prior written consent of IBKC, which consent shall not be unreasonably withheld, conditioned or delayed) of or in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, or administrative (each a “Claim”), in which an Indemnified Party is, or is threatened to be made, a party or witness, based in whole or in part on, or arising in whole or in part out of, the fact that such person is or was a director or officer of PFSL, FCB or a PFSL Subsidiary, if such Claim pertains to any matter arising, existing or occurring before the Effective Date (including, without limitation, the Merger and the other transactions contemplated hereby), regardless of whether such Claim is asserted or claimed before, or after, the Effective Date. IBKC shall pay expenses in advance of the final disposition of any such action or proceeding to each Indemnified Party to the fullest extent permitted by applicable law (to the extent not prohibited by federal law) upon receipt of an undertaking to repay such advance payments if the Indemnified Party shall be adjudicated or determined to be not entitled to indemnification in the manner set forth below. Nothing in this Section 4.4(a), shall be deemed to preclude any rights to indemnification provided in the certificate of incorporation, bylaws or similar governing documents of PFSL and FCB with respect to matters occurring subsequent to the Effective Date to the extent that the provisions establishing such rights or limitations are not otherwise amended to the contrary.

(b) Any Indemnified Party wishing to claim indemnification under Section 4.4, upon learning of any claim, shall notify IBKC thereof in writing as promptly as is practicable; provided, however, that failure to so notify IBKC shall not relieve IBKC and IBERIABANK from any liability that would otherwise arise under this Section 4.4 except to the extent such failure prejudices IBKC or IBERIABANK. IBKC and IBERIABANK shall have the right to assume the defense thereof and shall not be liable for any expenses subsequently incurred by such Indemnified Party in connection with the defense thereof, except that if IBKC and IBERIABANK do not assume or continue to pursue such defense, or counsel for the Indemnified Party advises in writing that issues raise conflicts of interest between IBKC and IBERIABANK and the Indemnified Party, then the Indemnified Party may retain counsel satisfactory to such Indemnified Party (and reasonably satisfactory to IBKC) at IBKC’s and IBERIABANK’s expense; provided, however, that (i) IBKC and IBERIABANK shall not be obligated to pay for more than one counsel for all Indemnified Parties in any jurisdiction except as may be required due to conflicts of interest; (ii) the Indemnified Parties will cooperate (to the extent reasonably appropriate under the circumstances) in the defense of any such claim; and (iii) IBKC and IBERIABANK shall not be liable for any settlement effected without the prior written consent of IBKC, which consent may be withheld unless such settlement is reasonable in light of such claims, actions, suits, proceedings or investigations against, and defenses available to, such Indemnified Party.

(c) PFSL and FCB will, for total premiums not to exceed $315,000 (the “Maximum Amount”), purchase a continuation of their current directors and officers liability insurance for a coverage period of three (3) years after the Merger, provided that if the amount of the annual premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, IBKC shall maintain the most advantageous policies of directors’ and officers’ insurance obtainable for an annual premium equal to the Maximum Amount.

(d) If IBKC or IBERIABANK or any of their successors or assigns (i) reorganizes or consolidates with or merges into or enters into another business combination transaction with any other Person or entity and is not the resulting, continuing or surviving corporation or entity of such reorganization, consolidation, merger or transaction or (ii) liquidates, dissolves or transfers all or substantially all of its properties and assets to any Person or entity, then, and in each such case, proper provisions will be made so that such surviving corporation or transferee and its successors and assigns assume the obligations of IBKC and IBERIABANK set forth in this Agreement. The obligations of IBKC and IBERIABANK under this Section 4.4 are intended to be for the benefit of, and enforceable against IBKC and IBERIABANK directly by, the Indemnified Parties and their heirs and representatives and shall be binding on all respective successors and permitted assigns of IBKC and IBERIABANK. IBKC shall pay all reasonable costs, including attorneys’ fees, that may be incurred by any Indemnified Party in successfully enforcing the indemnity and other obligations provided for in this Section 4.4 to the fullest extent permitted under applicable law. The rights of each Indemnified Party hereunder shall be in addition to any other rights such Indemnified Party may have under applicable law. The provisions of this Section 4.4 shall survive the Effective Date.

SECTION V.

REPRESENTATIONS AND WARRANTIES OF IBKC AND PFSL

IBKC and PFSL hereby represent and warrant to the other Warrantor, to the extent pertaining to itself, its Subsidiaries, and/or its business or affairs, subject to the standard set forth in Section 5.21 hereof, that:

5.1 Organization, Standing, and Authority. Warrantor is a corporation duly organized, validly existing, and in good standing under the laws of the state of its incorporation, and is duly qualified to do business and in good standing in the states of the United States and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified, except where the failure to be so qualified or in good standing would not have a Material Adverse Effect. Warrantor has corporate power and authority to carry on its business as now conducted in all material respects, to own, lease and operate its assets, properties and business, and to execute and deliver, and to perform its obligations under, this Agreement. IBKC is duly registered with the Federal Reserve as a bank holding company under the BHC Act. PFSL is duly registered with the OTS as a unitary savings and loan holding company under the Home Owners’ Loan Act. Warrantor has in effect all federal, state, local and foreign governmental authorizations necessary for it to own or lease its properties and assets and to carry on its business as it is now conducted in all material respects. Each of IBERIABANK and FCB is an “insured depository institution” as defined in the Federal Deposit Insurance Act and applicable regulations thereunder.

5.2 Capital Stock.

(a) The authorized, issued and outstanding capital stock of Warrantor as of the date of this Agreement, the number of shares of Warrantor Common Stock reserved for issuance under the Warrantor Benefit Plans as of such date and the number of shares of Warrantor Common Stock that are subject to outstanding stock options under such Warrantor Benefit Plans as of such date, are set forth in Schedule 5.2(a) that pertains to Warrantor. All of the issued and outstanding shares of capital stock of Warrantor are duly and validly authorized and issued and are fully paid and non-assessable. None of the outstanding shares of the capital stock of Warrantor has been issued in violation of any preemptive rights of the current or past stockholders of Warrantor. All of the IBKC Common Stock to be issued in exchange for PFSL Common Stock upon consummation of the Merger, when issued in accordance with the terms of this Agreement and the Merger Agreement, will be duly and validly authorized and fully paid and non-assessable.

(b) Except as set forth in Section 5.2(a), Section 6.1(e) or Schedule 5.2(a), there are, as of the date of this Agreement and will be, at the Effective Date, no shares of capital stock or other equity securities of PFSL outstanding and no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of PFSL or contracts, commitments, understandings or arrangements by which PFSL is or may be bound to issue additional shares of its capital stock or options, warrants or rights to purchase or acquire any additional shares of its capital stock.

5.3 Subsidiaries. Schedule 5.3 lists all of the Subsidiaries of Warrantor as of the date of this Agreement. Except as provided in Louisiana Revised Statutes 6:262, all of the shares of capital stock of IBERIABANK held by IBKC are fully paid and non-assessable and are owned by IBKC free and clear of any claim, lien or encumbrance. Each Subsidiary of Warrantor is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation, and is duly qualified to do business and in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified, except where the failure to be so qualified or in good standing would not have a Material Adverse Effect. Each of FCB and IBERIABANK has the corporate power and authority necessary for it to own or lease its properties and assets and to carry on its business as it is now being conducted, and has all federal, state, local and foreign governmental authorizations necessary for it to own or lease its properties and assets and to carry on its business as it is now being conducted in all material respects.

5.4 Authority.

(a) The execution and delivery of this Agreement and the Merger Agreement and the consummation of the transactions contemplated herein or therein, including the Merger, have been duly and validly authorized by all necessary corporate action on the part of Warrantor, subject in the case of PFSL, with respect to this Agreement and the Merger Agreement, to the approval of the stockholders of PFSL at the Stockholders Meeting to the extent required by applicable law. This Agreement and the Merger Agreement, subject to any requisite approval by PFSL’s stockholders hereof and thereof, represent valid and legally binding obligations of Warrantor, enforceable against Warrantor, in accordance with their respective terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought.

(b) Neither the execution and delivery of this Agreement or the Merger Agreement by Warrantor, nor the consummation by Warrantor of the transactions contemplated herein or therein, nor compliance by Warrantor with any of the provisions hereof or thereof, will (i) conflict with or result in a breach of any provision of the charter or by-laws of IBKC, IBERIABANK, PFSL, or FCB or (ii) except as set forth on Schedule 5.4(b), constitute or result in the breach of any term, condition or provision of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any lien, charge or encumbrance upon any property or assets of Warrantor, pursuant to, any note, bond, mortgage, indenture, license, agreement, lease or other instrument or obligation to which any of them is a party or by which any of them or any of their properties or assets may be subject, except such as individually or in the aggregate will not have a Material Adverse Effect, or (iii) subject to receipt of the requisite approvals, authorizations, filings, registrations and notifications referred to in Section 8.5 of this Agreement, violate any order, writ, injunction, decree, statute, rule or regulation applicable to Warrantor, or any of its properties or assets.

(c) Other than in connection or compliance with the provisions of applicable state corporate and securities laws, the Securities Laws and the rules and regulations thereunder, and other than consents, authorizations, approvals or exemptions required from Regulatory Authorities, no notice to, filing with, authorization of, exemption by or consent or approval of any public body or authority is necessary for the consummation by Warrantor of the Merger and the other transactions contemplated by this Agreement or the Merger Agreement.

(d) The Board of Directors of each of the parties hereto (at a meeting duly called and held prior to the execution of this Agreement) has by requisite vote (i) determined that the Merger is in the best interests of such party and its stockholders, (ii) authorized and approved this Agreement, the Merger Agreement, and the transactions contemplated hereby and thereby, including the Merger, and (iii) in the case of PFSL, directed that the Merger be submitted for consideration to PFSL’s stockholders at the Stockholders Meeting.

5.5 Financial Statements; Accounting. Prior to the execution of this Agreement, each Warrantor has delivered to the other Warrantor its Warrantor Financial Statements through the period ended December 31, 2005, and each Warrantor will promptly deliver when available copies of such Warrantor Financial Statements in respect of periods ending after December 31, 2005. Each of the Warrantor Financial Statements (as of the dates thereof and for the periods covered thereby): (i) is (and, in the case of Warrantor Financial Statements in respect of periods ending after December 31, 2005, will be) in accordance with the books and records of the Warrantor, and have been and will continue to be maintained in accordance with GAAP (except as permitted by Regulation S-X of the SEC), in all material respects, and (ii) except as permitted by Regulation S-X of the SEC, presents (and, in the case of Warrantor Financial Statements in respect of periods ending after December 31, 2005, will present) fairly in all material respects the consolidated financial position and the consolidated results of operations, changes in stockholders’ equity and cash flows of the Warrantor as of the dates and for the periods indicated, in all material respects in accordance with GAAP applicable to financial institution holding companies applied on a basis consistent with prior periods, except as otherwise described (subject in the case of interim financial statements to normal year-end adjustments and the absence of footnotes).

5.6 Absence of Undisclosed Liabilities. Except as set forth in Schedule 5.6, neither Warrantor has any obligation or liability (contingent or otherwise) that is material, either individually or in the aggregate, to the financial condition, results of operations or, to the Warrantor’s knowledge, business prospects of the Warrantor on a consolidated basis, or that when combined with all similar obligations or liabilities would, either individually or in the aggregate, be material to the financial condition, results of operations or, to the Warrantor’s knowledge, business prospects of the Warrantor on a consolidated basis, except (i) as reflected in the Warrantor Financial Statements delivered prior to the date of this Agreement, (ii) as reflected by this Agreement, or (iii) for commitments and obligations made, or liabilities incurred, since December 31, 2005, in the ordinary course of its business consistent with past practices.

5.7 Tax Matters.

(a) All material federal, state, local and foreign tax returns required to be filed by or on behalf of Warrantor have been timely filed or requests for extensions have been timely filed, granted and have not expired. All taxes shown on filed returns have been paid, except for taxes which are being contested in good faith of have not yet been fully determined. There is no audit examination, deficiency, refund litigation or matter in controversy with respect to any taxes, except as reserved against in the Warrantor Financial Statements or as set forth on Schedule 5.7(a). All taxes, interest, additions and penalties which are material in amount and which are due with respect to completed and settled examinations or concluded litigation have been paid or adequately reserved for.

(b) Except as set forth on Schedule 5.7(b), Warrantor has not executed an extension or waiver of any statute of limitations on the assessment or collection of any tax due that is currently in effect.

(c) Adequate provision for any federal, state, local or foreign taxes due or to become due for Warrantor for any period or periods through and including December 31, 2005 has been made and is reflected in the Warrantor Financial Statements, and will be made through and including the Closing.

(d) Deferred taxes of the Warrantor Companies have been provided for in accordance with GAAP.

5.8 Loans, Reserves, and Investments.

(a) All loans (including discounts) and financing leases in which Warrantor is lessor (collectively, “Credits”) reflected in the Warrantor Financial Statements were (i) made for adequate consideration in the ordinary course of business, (ii) evidenced by instruments that were true and genuine, and (iii) if secured, secured by valid perfected security interests. An accurate trial balance of all such Credits of PFSL and of the investment portfolio as of June 30, 2006 is set forth on Schedule 5.8(a).

(b) The aggregate allowances for losses on Credits and other real estate and foreclosed assets owned reflected on the latest Warrantor Financial Statement delivered on or prior to the date of this Agreement were, as of the date of such Financial Statements and will be, at the Closing, adequate, as of the respective dates of the Financial Statements, in accordance with regulatory guidelines and GAAP in all material respects.

(c) An accurate summary of the investment portfolio of PFSL as of June 30, 2006 is set forth on Schedule 5.8(c).

5.9 Properties and Insurance. Except as set forth on Schedule 5.9 or as reserved against in the Warrantor Financial Statements, Warrantor, FCB and IBERIABANK have good and, as to real property, marketable title, free and clear of all material liens, encumbrances, charges or defaults of any character, to all of the material properties and assets, tangible or intangible, reflected in the Warrantor Financial Statements as being owned by the Warrantor as of the dates thereof. To the knowledge of Warrantor’s management, (i) all buildings and all fixtures, equipment and other property and assets which are material to its business on a consolidated basis and are held under leases or subleases by the Warrantor are held under valid leases or subleases enforceable in accordance with their respective terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceedings may be brought); and (ii) the policies of fire, theft, liability, fidelity and other insurance maintained with respect to the assets or businesses of the Warrantor provide adequate coverage against loss.

5.10 Compliance with Laws. Except as set forth in Schedule 5.10, each Warrantor:

(a) Is in compliance in all material respects with all laws, regulations, reporting and licensing requirements and orders applicable to its business or to the employees conducting its business;

(b) Has received no notification or communication from any Regulatory Authority (i) threatening to revoke any license, franchise, permit or governmental authorization which is material, either individually or in the aggregate, to the financial condition, results of operations or, to the Warrantor’s knowledge, business prospects of the Warrantor on a consolidated basis or the ability of the Warrantor to consummate the transactions contemplated under this Agreement or the Merger Agreement, under the terms hereof and thereof, or (ii) requiring Warrantor (or any of its officers, directors or controlling Persons) to enter into a cease and desist order, agreement or memorandum of understanding (or requiring the board of directors thereof to adopt any resolution or policy); and

(c) Has complied in all material respects with the Community Reinvestment Act (“CRA”) and the rules and regulations thereunder, and has a CRA rating of not less than “satisfactory”.

5.11 Employee Benefit Plans.

(a)(i) Warrantor has delivered or made available to the other Warrantor, prior to the execution of this Agreement, copies of each pension, retirement, profit sharing, supplemental or excess retirement, stock option, stock purchase, savings, employee stock ownership, restricted stock, phantom stock, stock ownership, life insurance, disability, vacation pay, severance pay (including, without limitation change of control or golden parachute arrangements), incentive, deferred compensation, bonus or benefit arrangement, health or hospitalization program, fringe benefit or perquisite arrangement or other similar plan as in effect on the date of this Agreement, including, without limitation, any “employee benefit plan”, as that term is defined in Section 3(3) of ERISA, in respect of any of the present or former directors, officers, other employees or independent contractors of, or dependents, spouses or other beneficiaries of any of such directors, officers, other employees or independent contractors of, any of the Warrantor Companies (collectively, the “Warrantor Benefit Plans”), and (ii) PFSL and FCB have delivered or made available to IBKC, prior to the execution of this Agreement, copies of each employment or consulting agreement as in effect on the date of this Agreement which provides any benefit or perquisites to or in respect of any of the present or former directors or officers of, or dependents, spouses or other beneficiaries of any of such directors or officers of, PFSL and FCB, which employment and consulting agreements are, with respect to PFSL and FCB, included in the term “Warrantor Benefit Plans” as defined above. Any of the Warrantor Benefit Plans which is an “employee pension benefit plan,” as that term is defined in Section 3(2) of ERISA, is referred to herein as a “Warrantor ERISA Plan”. No Warrantor has participated in or been a member of, and no Warrantor Benefit Plan is or has been, a multi-employer plan within the meaning of Section 3(37) of ERISA. Except as set forth on Schedule 5.11(a), the Warrantor Benefit Plans of PFSL are terminable on their terms without penalty or payment except for accrued and vested benefits thereunder.

(b) All Warrantor Benefit Plans comply in all material respects with the applicable provisions of ERISA and the Code, and any other applicable laws, rules and regulations the breach or violation of which could result in a liability, either individually or in the aggregate, material to the financial condition, results of operations or prospects of the Warrantor on a consolidated basis. With respect to the Warrantor Benefit Plans, no event has occurred and, to the knowledge of Warrantor’s management, there exists no condition or set of circumstances, in connection with which the Warrantor could be subject to any liability (except liability for severance payments, benefit claims, Pension Benefit Guaranty Corporation premiums, and funding obligations payable in the ordinary course). No notice of a “reportable event,” as that term is defined in Section 4043 of ERISA, for which the 30-day reporting requirement has not been waived has been required to be filed for any Warrantor ERISA Plan which is subject to Title IV of ERISA within the 12-month period ending on the date of this Agreement. No Warrantor has provided, or is required to provide, security to any Warrantor ERISA Plan which is subject to Title IV of ERISA pursuant to Section 401(a)(20) of the Code.

(c) Except as set forth on Schedule 5.11(c), no Warrantor ERISA Plan which is subject to Title IV of ERISA has any “unfunded current liability,” as that term is defined in Section 302(d)(8)(A) of ERISA, and the present fair market value of the assets of each such plan exceeds the plan’s “benefit liabilities”, as that term is defined in Section 4001(a)(16) of ERISA, when determined under actuarial factors that would apply if the plan terminated as of the date of this Agreement in accordance with all applicable legal requirements.

5.12 Material Contracts. Except as set forth on Schedule 5.12, none of the Warrantor Companies, nor any of their respective assets, businesses or operations, as of the date of this Agreement, is a party to, or is bound or affected by, or receives benefits under, any contract or agreement or amendment thereto that in each case would be required to be filed as an exhibit to a Form 10-K filed by Warrantor as of the date of this Agreement and that was not so filed (each such contract, agreement or amendment, a “Warrantor Material Contract”). No Warrantor Company is in default under any Warrantor Material Contract, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default.

5.13 Legal Proceedings. Except as set forth on Schedule 5.13, there are no actions, suits or proceedings instituted or pending or, to the knowledge of Warrantor’s management, threatened against a Warrantor Company, or affecting any property, asset, interest or right of any of them.

5.14 Absence of Certain Changes or Events. Except as set forth on Schedule 5.14, since December 31, 2005, the Warrantor Companies, taken as a whole on a consolidated basis, have not suffered any change in any respect that has had or is reasonably likely to have a Material Adverse Effect.

5.15 Reports. Since December 31, 2002, each Warrantor, IBERIABANK and FCB have filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with (i) the SEC, including, but not limited to, Forms 10-K, Forms 10-Q, Forms 8-K and proxy statements, (ii) the Federal Reserve, (iii) the Federal Deposit Insurance Corporation, (iv) the OTS, and (v) any applicable state banking, insurance, securities or other regulatory authorities. As of their respective dates (and without giving effect to any amendments or modifications filed after the date of this Agreement with respect to reports and documents filed before the date of this Agreement), each of such reports and documents, including the financial statements, exhibits and schedules thereto, complied in all material respects with all of the statutes, rules and regulations enforced or promulgated by the authority with which they were filed and did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein in light of the circumstances under which they were made not misleading.

5.16 Statements True and Correct. None of the information supplied or to be supplied by Warrantor for inclusion in (i) the Registration Statement, (ii) the Proxy Statement, and (iii) any other documents to be filed with the SEC or any other Regulatory Authority in connection with the transactions contemplated hereby, will, at the respective times such documents are filed, and, in the case of the Registration Statement, when it becomes effective and, with respect to the Proxy Statement, when first mailed to the stockholders of PFSL, be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein not misleading, or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the Stockholders Meeting, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein in light of the circumstances under which they were made not misleading. All documents that Warrantor is responsible for filing with the SEC or any other Regulatory Authority in connection with the transactions contemplated hereby or by the Merger Agreement will comply in all material respects with the provisions of applicable law including applicable provisions of the Securities Laws.

5.17 Environmental Matters.

(a) To the knowledge of Warrantor’s management, Warrantor and each Warrantor Subsidiary (for purposes of this Section 5.17, the term “Warrantor Subsidiary” shall include small business investment corporations and entities that invest in unaffiliated companies in the ordinary course of business in which Warrantor owns or controls 5% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 5% or more of the outstanding equity securities is owned directly or indirectly by Warrantor), except as set forth in Schedule 5.17(a), the Participation Facilities, the Loan Properties and the Trust Properties (each as defined below) are, and have been, in compliance with all applicable laws, rules, regulations and standards, and all requirements of the United States Environmental Protection Agency (“EPA”) and of state and local agencies with jurisdiction over pollution or protection of health or the environment.

(b) To the knowledge of Warrantor’s management, except as set forth in Schedule 5.17(b), there is no suit, claim, action or proceeding, pending or threatened, before any court, governmental agency, board or other forum pursuant to which Warrantor or any of the Warrantor Subsidiaries or any Loan Property, Participation Facility or Trust Property (or in respect of such Loan Property, Participation Facility or Trust Property) has been or, with respect to threatened proceedings may be, named as a defendant (i) for alleged noncompliance (including by any predecessor) with any environmental law, rule or regulation or (ii) relating to the release into the environment of any Hazardous Material (as defined below) or oil, whether or not occurring at or on any site owned (including as trustee), leased or operated by it or any of its subsidiaries or any Loan Property, Participation Facility or Trust Property.

(c) To the knowledge of Warrantor’s management, except as set forth in Schedule 5.17(c), there is no reasonable basis for any suit, claim, action or proceeding of a type described in Section 5.17(b).

(d) During the period of (i) Warrantor’s or any of the Warrantor Subsidiaries’ ownership (including as trustee) or operation of any of their respective current properties, (ii) Warrantor’s or any of the Warrantor Subsidiaries’ participation in the management of any Participation Facility, (iii) Warrantor’s or any of the Warrantor Subsidiaries’ holding of a security interest in a Loan Property, or (iv) Warrantor or any of the Warrantor Subsidiaries acting as a trustee or fiduciary with respect to a Trust Property, to the knowledge of Warrantor’s management, except as set forth in Schedule 5.17(d), there has been no release of Hazardous Material or oil in, on, under or affecting such property, Participation Facility, Loan Property or Trust Property. Prior to the period of (w) Warrantor’s or any of the Warrantor Subsidiaries’ ownership (including as trustee) or operation of any of their respective current properties, (x) Warrantor’s or any of the Warrantor Subsidiaries’ participation in the management of any Participation Facility, (y) Warrantor’s or any of the Warrantor Subsidiaries acting as trustee or other fiduciary with respect to Trust Property, or (z) Warrantor’s or any of the Warrantor Subsidiaries’ holding of a security interest in a Loan Property, to the knowledge of Warrantor’s management, except as set forth in Schedule 5.17(d), there was no release of Hazardous Material or oil in, on, under or affecting any such property, Participation Facility, Loan Property or Trust Property.

(e) The following definitions apply for purposes of this Section 5.17: (i) “Loan Property” means any property in which Warrantor (or a Warrantor Subsidiary) holds a security interest and, where required by the context, includes the owner or operator of such property, but only with respect to such property; (ii) “Participation Facility” means any property in which Warrantor (or a Warrantor Subsidiary) participates in the management of such property and, where required by the context, includes the owner or operator of such property, but only with respect of such property; (iii) “Trust Property” means any property with respect to which Warrantor (or a Warrantor Subsidiary) acts or has acted as a trustee or other fiduciary, directly or indirectly, and includes any trust or similar legal vehicle that owns or controls (or that owned or controlled) such property and, where required by the context, includes the trustee or other fiduciary, but only with respect to such property; and (iv) “Hazardous Material” means any pollutant, contaminant or hazardous substance within the meaning of the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. Section 9601 et seq., or any similar federal, state or local law.

5.18 Knowledge as to Conditions. On the date of this Agreement, Warrantor knows of no reason why the regulatory approvals, authorizations, filings, registrations and notices contemplated by Section 8.5 should not be obtained without the imposition of any material and adverse condition or restriction.

5.19 Labor Matters. Neither Warrantor nor FCB and IBERIABANK is a party to, or is bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is Warrantor or FCB and IBERIABANK the subject of any proceeding asserting that Warrantor, FCB or IBERIABANK has committed an unfair labor practice or seeking to compel Warrantor, FCB or IBERIABANK to bargain with any labor union or labor organization as to wages and conditions of employment; nor is there any strike or other labor dispute involving Warrantor, FCB or IBERIABANK pending or threatened.

5.20 Fairness Opinion. PFSL shall have delivered to IBKC a copy of the opinion PFSL has received from RP Financial, LC., PFSL’s financial advisor, dated the date of this Agreement, to the effect that the Merger Consideration is fair to PFSL’s stockholders from a financial point of view.

5.21 Materiality. No representation or warranty by a Warrantor contained in this Section V shall be deemed untrue or incorrect, and no party hereto shall be deemed to have breached a representation or warranty, on account of the existence of any fact, circumstance or event unless, as a direct or indirect consequence of such fact, circumstance or event, individually or taken together with all other facts, circumstances or events inconsistent with any paragraph of Section V, as applicable, there is or is reasonably likely to be a Material Adverse Effect, except that the representations and warranties in Sections 5.1, 5.2, 5.3 and 5.4 shall be true and correct in all respects. PFSL’s representations, warranties and covenants contained in this Agreement shall not be deemed to be untrue or breached as a result of effects arising solely from actions taken in compliance with this Agreement or a written request of IBERIABANK or IBKC.

SECTION VI.

COVENANTS AND AGREEMENTS

Each of the parties to this Agreement hereby covenants and agrees with the other parties as follows:

6.1 Conduct of Business—Negative Covenants. From the date of this Agreement until the earlier of the Effective Date or until the termination of this Agreement, except as otherwise permitted by this Agreement or as set forth on Schedule 6.1, PFSL will not do, or agree or commit to do, and will cause each of its Subsidiaries not to do or agree to commit to do, any of the following without the prior written consent of a duly authorized officer of IBKC, which consent will not be unreasonably withheld:

(a) Amend its charter, by-laws, or other governing instruments, or

(b) Impose, or suffer the imposition, on any share of capital stock held by it or by one of its Subsidiaries, of any material lien, charge or encumbrance, or permit any such lien, charge or encumbrance to exist, or

(c) Repurchase, redeem, or otherwise acquire or exchange, directly or indirectly, any shares of its capital stock or any securities convertible into any shares of its capital stock, or

(d) Except as expressly contemplated by this Agreement, acquire direct or indirect control over any corporation, association, firm or organization, other than in connection with (i) internal reorganizations or consolidations involving existing Subsidiaries, (ii) good faith foreclosures in the ordinary course of business, (iii) acquisitions of control by a banking Subsidiary in a bona fide fiduciary capacity, (iv) investments made by small business investment corporations or by Subsidiaries that invest in unaffiliated companies in the ordinary course of business, or (v) the creation of new Subsidiaries organized to conduct or continue activities otherwise permitted by this Agreement, or

(e) Except as set forth on Schedule 6.1(e), issue, sell, pledge, encumber, authorize the issuance of, or otherwise dispose of: (i) any shares of its capital stock, including any agreement to issue, sell, pledge, encumber, or authorize the issuance of its capital stock; (ii) any substantial part of its assets or earning power; or (iii) any asset other than in the ordinary course of business for reasonable and adequate consideration, or

(f) Adjust, split, combine, or reclassify any capital stock of PFSL or issue or authorize the issuance of any other securities in respect of or in substitution for PFSL Common Stock, or

(g) Except as set forth on Schedule 6.1(g), incur any additional material debt obligation or other material obligation for borrowed money, except in the ordinary course of its business consistent with past practices (and such ordinary course of business shall include, but shall not be limited to, Federal Home Loan Bank advances, the creation of deposit liabilities, purchases of federal funds, sales of certificates of deposit and entry into repurchase agreements), or

(h) Grant any increase in compensation or benefits to its officers or other employees; pay any bonus not in accordance with Schedule 6.1(h) or as set forth below, enter into any severance agreements with any of its directors or officers; grant any increase in fees or other increases in compensation or other benefits to any of its present or former directors; or effect any change in retirement benefits for any class of its employees or officers (unless such change is required by applicable law or, in the opinion of counsel, is necessary or advisable to maintain the tax qualification of any plan under which the retirement benefits are provided) that would increase the retirement benefit liabilities of PFSL, except that FCB may accrue up to $500,000 as a success bonus to key employees (the “Success Bonus”). The allocation of and the recipients of the Success Bonus shall be mutually agreed by the parties hereto and shall be distributed in accordance with IBERIABANK’s standard payroll processing to FCB Employees who continue to be FCB employees as of the conversion of FCB’s processing system subsequent to the Merger. The obligation to pay the Success Bonus to FCB Employees shall be assumed by IBKC in the Merger, or

(i) Except as contemplated by this Agreement, or any of the agreements, documents or instruments contemplated hereby, or as set forth on Schedule 6.1(i), amend any existing employment, severance or similar contract between it or any of its Subsidiaries (unless such amendment is required by law), or enter into any new such contract with, any person, or

(j) Except as contemplated by this Agreement or any of the agreements, documents or instruments contemplated hereby, or set forth in Schedule 6.1(j), adopt any new employee benefit plan or make any material change in or to any existing employee benefit plan, other than any such change that is required by law or that, in the opinion of counsel, is necessary or advisable to maintain the tax qualified status of any such plan.

(k) Place or suffer to exist on any of it assets or properties any mortgage, pledge, lien, charge or other encumbrance, other than in the ordinary course of business consistent with past practices, or as disclosed in Schedule 6.1(k), cancel any material indebtedness to it or any material claims which it may have had, or waive any right of substantial value or discharge or satisfy any material noncurrent liability.

(l) Charge off (except as may otherwise be required by law or by regulatory authorities or by GAAP consistently applied) any material Credit, or make or enter into any commitments to make any Credit which varies materially from its written credit policies, copies of which have been made available to IBKC.

(m) Reduce its reserve for loan losses below the amount recorded on its Financial Statements at December 31, 2005, except as may be required by law, regulatory authority or GAAP.

(n) Other than in the normal course of providing credit to customers as part of its banking business, accepting deposits and making investments, enter into any contract or series of related contracts involving a payment of more than $5,000.

(o) Commit to do any of the foregoing.

6.2 Conduct of Business—Affirmative Covenants. Unless the prior written consent of the other Warrantor shall have been obtained, except as otherwise contemplated or permitted hereby or as set forth on Schedule 6.2, each Warrantor shall operate its business only in the ordinary course of business of such Warrantor consistent with past practices, shall preserve intact its business organizations and assets and maintain its rights and franchises, and shall voluntarily take no action which would (i) adversely affect the ability of any of them to obtain any necessary approvals of Regulatory Authorities required for the transactions contemplated hereby without imposition of a condition or restriction of the type referred to in the second sentence of Section 8.5 of this Agreement, (ii) adversely affect the ability of such Warrantor to perform its obligations under this Agreement and the Merger Agreement, or (iii) cause or permit a breach of any of its covenants or cause or permit any representation or warranty of it to become untrue in any material respect, as if each such representation and warranty were continuously made from the date hereof.

6.3 Adverse Changes in Condition. Each Warrantor shall give written notice promptly to the other Warrantor concerning (i) any event which has had, or is reasonably likely to have, a Material Adverse Effect on such Warrantor, or (ii) the occurrence or impending occurrence of any event or circumstance known to such Warrantor which would have needed to reported in a Disclosure Schedule hereunder if it had occurred or been pending on or prior to the date of this Agreement, or which would cause or constitute a material breach of any of the representations, warranties or covenants of such Warrantor contained herein or that would reasonably be expected to materially and adversely affect the timely consummation of the transactions contemplated hereby or under the Merger Agreement. Each Warrantor shall use its reasonable best efforts to prevent or to promptly remedy the same.

6.4 Investigation and Confidentiality.

Prior to the Effective Date, each Warrantor will keep the other Warrantor promptly advised of all material developments relevant to its business and to the consummation of the Merger and may make or cause to be made such investigation, if any, of the business, properties, operations and financial and legal condition of the other Warrantor and its Subsidiaries as such Warrantor reasonably deems necessary or advisable to familiarize itself and its advisors with such business, properties, operations and condition; provided, however, that such investigation shall be reasonably related to the transactions contemplated hereby and shall not interfere unnecessarily with normal operations. Each Warrantor agrees to furnish the other Warrantor and the other Warrantor’s respective advisors with such financial and operating data and other information with respect to its business, properties and employees as the other Warrantor shall from time to time reasonably request. No investigation by one Warrantor shall affect the representations and warranties of the other Warrantor and, subject to Section 9.3 of this Agreement, each such representation and warranty shall survive any such investigation. Each Warrantor agrees to furnish the other Warrantor with all information necessary to expedite pre-conversion planning and implementation, including, but not limited to, all things necessary, proper or advisable under applicable laws and regulations to plan, make effective and consummate systems and branch conversions. Notwithstanding the foregoing, neither party hereto shall be required to provide access to or to disclose information where such access or disclosure would violate its attorney-client privilege or violate or prejudice the rights of any customer or contravene any law, rule, regulation, order or judgment, nor to disclose board minutes of any confidential discussion of this Agreement and the transactions contemplated hereby. Each Warrantor shall maintain the confidentiality of all confidential information furnished to it by the other Warrantor in accordance with the terms of the confidentiality agreement dated December 9, 2005 between the Warrantors (the “Confidentiality Agreement”).

6.5 Reports. From the date of this Agreement to the earlier of the Effective Date or the termination of this Agreement, each Warrantor shall, IBKC shall cause IBERIABANK to, and PFSL shall cause FCB to, file all reports required to be filed by such Warrantor, FCB and IBERIABANK with any Regulatory Authority, and shall deliver to the other Warrantor copies of all such reports promptly after the same are filed.

6.6 Dividends. From the date of this Agreement to the earlier of the Effective Date or the termination of this Agreement, PFSL shall not declare or pay any dividend or other distribution to its stockholders; provided, however, that PFSL may (to the extent legally able to do so), but shall not be obligated to, declare and pay consistent with past practices and prior to the Effective Date, a quarterly cash dividend (in an amount per share not to exceed the amount disclosed in Schedule 6.6), provided the declaration of the last quarterly dividend by

PFSL prior to the Effective Date and the payment thereof shall be coordinated with IBKC so that holders of PFSL Common Stock do not receive dividends on both PFSL Common Stock and IBKC Common Stock received in the Merger in respect of such quarter or fail to receive a dividend on at least one of the PFSL Common Stock or IBKC Common Stock received in the Merger in respect of such quarter.

6.7 Capital Stock. Except as otherwise contemplated by this Agreement (including Section 6.1(e) hereof), or as set forth on Schedule 6.7, without the prior written consent of IBKC, from the date of this Agreement to the earlier of the Effective Date or the termination of this Agreement, PFSL shall not, and shall not enter into any agreement to, issue, sell, or otherwise permit to become outstanding any additional shares of PFSL Common Stock or any other capital stock of PFSL and any Subsidiary of PFSL, or any stock appreciation rights, or any option, warrant, conversion or other right to acquire any such stock, or any security convertible into any such stock.

6.8 Agreement of Affiliates. PFSL shall deliver to IBKC, no later than thirty (30) days after the date of this Agreement, a letter identifying each person whom it reasonably believes is an “affiliate” of PFSL for purposes of Rule 145 under the 1933 Act. Thereafter and until the Effective Date, PFSL shall identify to IBKC each additional person whom PFSL reasonably believes to have thereafter become an “affiliate”. PFSL shall use its best efforts to cause each person who is identified as an “affiliate” of PFSL pursuant to the two (2) immediately preceding sentences to deliver to IBKC, prior to the Effective Date, a written agreement, substantially in the form of Exhibit II.

6.9 Certain Actions.

(a) Subject to Section 6.9(d) of this Agreement, PFSL agrees that, from the date of this Agreement until the earlier of the Effective Date or the termination of this Agreement, neither it nor any of its affiliates, nor any of the officers and directors of it or its affiliates shall, and that it shall cause its and its affiliates’ employees, agents and representatives (including any investment banker, attorney or accountant retained by it or any of its affiliates) not to, directly or indirectly, (i) initiate, solicit, encourage or knowingly facilitate any inquiries or the making of any Acquisition Proposal, (ii) have any discussion with or provide any confidential information or data to any Person relating to an Acquisition Proposal, or engage in any negotiations concerning an Acquisition Proposal, or knowingly facilitate any effort or attempt to make or implement an Acquisition Proposal, (iii) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal or (iv) approve or recommend, or propose to approve or recommend, or execute or enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement or propose publicly or agree to do any of the foregoing related to any Acquisition Proposal.

(b) PFSL agrees that it will, and will cause its officers, directors and representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations existing as of the date of this Agreement with any parties conducted heretofore with respect to any Acquisition Proposal informing them that the Board of Directors no longer seeks the making of any Acquisition Proposals.

(c) PFSL agrees that it will use reasonable best efforts to promptly inform its directors, officers, key employees, agents and representatives of the obligations undertaken in this Section 6.9.

(d) Notwithstanding the provisions of Section 6.9(a) of this Agreement, if any Person after the date of this Agreement submits to PFSL’s board of directors an unsolicited, bona fide, written Acquisition Proposal, and PFSL’s board of directors reasonably determines in good faith, after consultation with outside legal counsel, that the failure to engage in discussions with such Person concerning such Acquisition Proposal may cause PFSL’s board of directors to breach its fiduciary duties to PFSL and its stockholders, and after consultation with its financial advisor, then, in such case, (i) PFSL may (A) furnish information about its business to such Person under protection of an appropriate confidentiality agreement containing customary limitations on the use and disclosure of all non-public written or oral information furnished to such Person, provided that PFSL must contemporaneously furnish to IBKC all such non-public information furnished to such Person, and (B) negotiate and participate in discussions and negotiations with such Person; and (ii) if PFSL’s board of directors determines that such an Acquisition Proposal is a Superior Proposal (defined below), PFSL’s board of directors may (subject to the provisions of this Section 6.9) (A) withdraw or adversely modify its approval or recommendation of the Merger and recommend such Superior Proposal or (B) terminate this Agreement, in each case, (i) at any time after five (5) Business Days following IBKC’c receipt of written notice (a “Notice of Superior Proposal”) advising IBKC that PFSL’s board of directors has received a Superior Proposal and enclosing a copy of the Acquisition Proposal, identifying the Person submitting the Superior Proposal, specifying the material terms and conditions of such Superior Proposal, and (ii) subject to IBKC’s Right of First Refusal (defined below). In the event IBKC elects not to exercise the Right of First Refusal, PFSL shall provide IBKC with a final written notice of acceptance before or simultaneous with accepting any Superior Proposal. For purposes of this Agreement, “Superior Proposal” means any unsolicited, bona fide, written Acquisition Proposal for consideration consisting of cash and/or securities, and otherwise on terms which PFSL’s board of directors determines, after consultation with its financial advisor, are more favorable to PFSL’s stockholders (in their capacities as stockholders) from a financial point of view than the Merger after giving effect to the provisions of Section 9.2 (or other revised proposal submitted by IBKC). For the purposes of this Section 6.9(d), an Acquisition Proposal shall be “bona fide” if the board of directors of PFSL reasonably determines that the Person submitting such Acquisition Proposal is capable, from a financial, regulatory and other appropriate perspectives, of consummating such Acquisition Proposal on the terms proposed.

(e) IBKC shall have the right (“Right of First Refusal”) for five (5) Business Days after receipt of Notice of Superior Proposal to make such adjustments in the terms and conditions of this Agreement as would enable PFSL to proceed with the Merger on the basis of such adjusted terms. If IBKC fails to exercise such Right of First Refusal within the time herein specified, PFSL shall be at liberty to accept the Superior Proposal, subject to the obligations of PFSL pursuant to Section 9.2 hereof.

6.10 Agreement as to Efforts to Consummate. Subject to the terms and conditions of this Agreement and its fiduciary duties under applicable law, each Warrantor agrees to use, and to cause its Subsidiaries to use, its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things, necessary, proper or advisable under applicable laws and regulations to consummate and make effective, as soon as practicable after the date of this Agreement, the transactions contemplated by this Agreement, including, without limitation, using its best efforts to lift or rescind any injunction or restraining order or other order adversely affecting the ability of any party hereto to consummate the transactions contemplated hereby. Each Warrantor shall use, and shall cause each of its Subsidiaries to use, its reasonable best efforts to obtain consents of all third parties and governmental bodies necessary or desirable for the consummation of the transactions contemplated by this Agreement. This Section 6.10 shall not require either Warrantor to waive any condition to such Warrantor’s obligation to consummate the Merger.

6.11 Operating Functions. PFSL and FCB shall cooperate with IBKC and IBERIABANK in connection with planning for the efficient and orderly combination of the parties and the operation of FCB after the Merger, and in preparing for the consolidation of appropriate operating functions to be effective on the Effective Date.

6.12 Preservation of Business. PFSL shall use its reasonable best efforts to preserve the possession and control of all of PFSL’s and FCB’s assets (other than those consumed or disposed of for value in the ordinary course), and the goodwill of customers and others having business relations with them, and will do nothing knowingly to impair their ability keep and preserve their businesses as they exist on the date hereof. From the date hereof until the Effective Date, FCB (i) shall notify IBERIABANK prior to establishing the rates to be paid by FCB on its deposit accounts, (ii) shall meet with IBERIABANK biweekly at PFSL’s offices to review conduct of PFSL’s loan approval process, and (iii) shall notify IBERIABANK monthly of any change to the Credits identified in Schedule 5.8(a) hereto.

6.13 Issuance of IBKC Common Stock. IBKC shall, prior to the Closing, take such action as is required to authorize and reserve for issuance the IBKC Common Stock to the stockholders of PFSL pursuant to the Merger, and to permit such IBKC Common Stock to be approved for listing and quotation on the NASDAQ Stock Market.

6.14 Support Agreements. PFSL has delivered, or will deliver, to IBKC Support Agreements executed by. A.J. Baltz, Jr., Ralph P. Baltz, Bruce Burrow, N. Ray Campbell, James A. Edington, Dwayne Powell, Marcus Van Camp and Brad Snider, substantially in the form of Exhibits III, IV and V.

SECTION VII.

ADDITIONAL AGREEMENTS

7.1 Registration Statement; Stockholder Approval.

(a) The Warrantors shall cooperate in the preparation of the Registration Statement. IBKC shall, as soon as practicable, file the Registration Statement with the SEC, and the Warrantors shall use their best efforts to cause the Registration Statement to become effective under the 1933 Act. IBKC shall provide PFSL and its counsel with a reasonable opportunity to review and comment on the Registration Statement, and shall incorporate all appropriate comments thereto, prior to the time it is initially filed with the SEC or any amendments are filed with the SEC. IBKC shall take, and PFSL shall cooperate with IBKC in connection with, any action required to be taken under the applicable state Blue Sky or securities laws in connection with the issuance of shares of IBKC Common Stock upon consummation of the Merger. Each Warrantor shall furnish all information concerning it and the holders of its capital stock as the other Warrantor may reasonably request in connection with such action. PFSL and IBKC shall promptly notify the other party if at any time it becomes aware that the Registration Statement contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading. In such event, PFSL shall cooperate with IBKC in the preparation of a supplement or amendment to such Registration Statement that corrects such misstatement or omission, and IBKC shall file an amended Registration Statement with the SEC, and each of PFSL and IBKC shall mail an amended Proxy Statement to PFSL’s stockholders.

(b) PFSL shall call a Stockholders Meeting to be held as soon as reasonably practicable after the Registration Statement becomes effective for the purpose of considering and voting upon the Merger. In connection with the Stockholders Meeting, (i) PFSL shall mail the Proxy Statement to its stockholders, (ii) each Warrantor shall furnish to the other Warrantor all information concerning it and its Subsidiaries that the other Warrantor may reasonably request in connection with the Proxy Statement, (iii) the Board of Directors of PFSL shall, subject to its fiduciary duties under applicable law, recommend to its stockholders the approval of this Agreement and the Merger Agreement and cause PFSL to use its best efforts to obtain such stockholder approval.

7.2 Filings. Promptly following, or contemporaneous with, the Closing, the parties to this Agreement shall cause to be made all filings as are required by applicable federal and state law, including filings required by the DGCL and BCL.

7.3 Tax Opinion. PFSL agrees to use its reasonable efforts to obtain a written opinion of Luse Gorman Pomerenk & Schick, P.C., addressed to the Warrantors and reasonably satisfactory to IBKC’s counsel, dated the date of the Closing, subject to customary representations and assumptions, and substantially to the effect that:

(i) the Merger will be treated for Federal income tax purposes as a reorganization within the meaning of Section 368(a)(1)(A) of the Code, and IBKC and PFSL will each be a party to the reorganization within the meaning of Section 368(b) of the Code,

(ii) no gain or loss will be recognized by IBKC or PFSL as a result of the Merger,

(iii) a stockholder of PFSL who receives IBKC Common Stock in exchange for all of such stockholder’s shares of PFSL Common Stock generally will recognize gain, but not loss, to the extent of the lesser of: (1) the excess, if any, of (a) the sum of the aggregate fair market value of the IBKC Common Stock received (including any fractional share of IBKC Common Stock deemed to be received and exchanged for cash) and the amount of cash received (including any cash received in lieu of a fractional share of IBKC Common Stock) over (b) the stockholder’s aggregate tax basis in the shares of PFSL Common Stock exchanged in the Merger; and (2) the amount of cash received,

(iv) the aggregate tax basis of the IBKC Common Stock received by a stockholder of PFSL who exchanges all of such stockholder’s PFSL Common Stock in the Merger will equal such stockholder’s aggregate tax basis in the shares of PFSL Common Stock being exchanged, reduced by any amount allocable to a fractioned share interest of IBKC Common Stock for which cash is received and by the amount of any cash consideration received, and increased by the amount of taxable gain, if any recognized by such stockholder in the Merger, and

(v) the holding period of the shares of IBKC Common Stock received in the Merger will include the period during which the shares of PFSL Common Stock surrendered in exchange therefore were held, provided such shares of PFSL Common Stock were held as capital assets at the Effective Date.

7.4 Press Releases. IBKC and PFSL shall cooperate with each other in the development and distribution of all news releases and other public disclosures with respect to this Agreement or any of the transactions contemplated hereby, and except as may be otherwise required by law, neither IBKC nor PFSL shall issue any news release, or other public announcement or communication with respect to this Agreement without first consulting with the other party and using its best efforts to provide the other party with the proposed news release, public announcement or communication prior to its distribution. It is understood that IBKC shall assume primary responsibility for the preparation of joint press releases relating to this Agreement.

7.5 Applications. The Warrantors shall, and shall cause their Subsidiaries to, as soon as practicable, prepare and file applications with the appropriate Regulatory Authorities seeking the approvals necessary to consummate the transactions contemplated by this Agreement. Each Warrantor shall have the right to review and approve in advance all characterizations of the information relating to that party and any of its Subsidiaries that appear in any filing made in connection with the transactions contemplated by this Agreement with any Regulatory Authority. In addition, each Warrantor shall furnish to the other party for review a copy of each such filing made in connection with the transactions contemplated by this Agreement with any Regulatory Authority prior to its filing. The Warrantors shall provide copies of all such filings to each other within two (2) business days after such filings are made and shall promptly inform each other of all substantive regulatory contacts concerning the transactions contemplated by this Agreement.

7.6 Medical Claims. In the event of any termination or consolidation of any PFSL or FCB health plan prior or subsequent to Closing, PFSL and FCB will use their reasonable best efforts to cause their employees to submit all bills and receipts representing claims for reimbursement of medical expenses incurred prior to the effective date of such termination or consolidation.

7.7 Amended 401(k) Savings and Employee Stock Ownership Plan. The FCB 401(k) Savings and Employee Stock Ownership Plan (“KSOP”) shall be terminated as of, or immediately prior to, the Effective Date. All shares held by the KSOP shall be converted into the right to receive the Merger Consideration, all outstanding KSOP indebtedness shall be repaid as soon as practicable following the Effective Date, and the balance of the shares and any other assets remaining in the loan suspense account shall be allocated and distributed to KSOP participants (subject to the receipt of a favorable determination letter from the Internal Revenue Service), as provided for in the KSOP and unless otherwise required by applicable law. Prior to the Effective Date, FCB, and following the Effective Date, IBERIABANK, shall use their respective best efforts in good faith to obtain such favorable determination letter (including, but not limited to, making such changes to the KSOP and the proposed allocations as may be requested by the Internal Revenue Service as a condition to its issuance of a favorable determination letter). Prior to the Effective Date, FCB, and following the Effective Date,

IBERIABANK, will adopt such amendments to the FCB KSOP as may be reasonably required by the Internal Revenue Service as a condition to granting such favorable determination letter on termination. Following the effective date of the KSOP’s termination, neither FCB, prior to the Effective Date, nor IBERIABANK, following the Effective Date, shall make any distribution from the KSOP except as may be required by applicable law until receipt of such favorable determination letter. In the case of a conflict between the terms of this Section 7.7 and the terms of the KSOP, the terms of the KSOP shall control; provided, however, in the event of any such conflict, FCB, before the Effective Date, and IBERIABANK, after the Effective Date, shall use their best efforts to cause the KSOP to be amended to conform to the requirements of this Section 7.7.

7.8 Consulting and Employment Agreements; Noncompete Agreements. Prior to the date hereof and effective as of the Effective Date, IBKC agrees that: (i) Dwayne Powell will enter into a Consulting Agreement with FCB substantially in the form of Exhibit VI, (ii) Brad Snider will enter into an Employment Agreement with FCB substantially in the form of Exhibit VII, and (iii) Glenda Frangenberg will enter into an Employment Agreement with FCB substantially in the form of Exhibit VIII. In addition, Messers. Powell and Snider and Ms. Frangenberg will each enter into a Limited Agreement Not to Compete substantially in the form of Exhibits IX, X and XI. Each of the existing employment agreements with PFSL and/or FCB listed on Schedule 7.8 shall be terminated as of or immediately prior to the Effective Date, and each employee shall receive any payments that such employee is entitled to receive under such existing employment agreements on the Effective Date; provided, however, that no payments or benefits to officers of PFSL and FCB in connection with the Merger shall constitute an excess parachute payment under Section 280G of the Code.

7.9 Advisory Committee. Subsequent to Closing, IBKC shall cause FCB to establish an Advisory Board. Messrs. Ralph P. Baltz and Bruce Burrow shall constitute the Executive Committee of such Advisory Board and shall each receive a fee of $50,000 per annum for a minimum of two years service in such capacity.

7.10 Bonus Payments. Prior to Closing, PFSL and Dwayne Powell shall identify certain officers and other key employees of PFSL and FCB who shall be eligible to receive bonus payments subsequent to the Effective Date, which bonus payments will not exceed $475,000 in the aggregate. The timing , terms of entitlement and amount of individual bonus awards shall be mutually agreed upon by Mr. Powell and IBKC prior to the Closing. Within thirty (30) days after the Effective Date, Mr. Powell shall receive a bonus of $100,000, and within thirty (30) days after conversion of FCB’s processing system subsequent to the Merger, Mr. Powell shall receive an additional bonus of $100,000.

7.11 Deferred Compensation Plans.

(a) Immediately prior to the Closing, the Supplemental Retirement Income Agreement between FCB and Dwayne Powell shall be terminated by the parties thereto, and no further contributions shall be required thereunder. The termination shall be in accordance with Proposed Treasury Regulation Section 1.409A-3(h)(2)(viii)(B). Mr. Powell shall enter into a release acknowledging that all amounts due and owing under said plan have been paid and releasing PFSL, FCB, IBKC and IBERIABANK from any further obligation with respect to said plan.

(b) Immediately prior to the Closing, the North Arkansas Bancshares, Inc. Directors’ Retirement Plan, assumed by FCB with respect to amounts payable to Brad Snider, shall be terminated by the parties thereto, and any and all amounts owed to Mr. Snider thereunder shall be paid by FCB, in accordance with the requirements of Proposed Treasury Regulation Section 1.409A-3(h)(2)(viii)(B). Mr. Snider shall enter into a release acknowledging that all amounts due and owing under said plan have been paid and releasing PFSL, FCB, IBKC and IBERIABANK from any further obligation with respect to said plan.

(c) Immediately prior to the Closing, all contributions required of FCB under the Director Supplemental Retirement Income Agreement for Ralph P. Baltz upon a change in control shall be made to the Ralph P. Baltz Grantor Trust (“Grantor Trust”) and such Director Supplemental Retirement Income Agreement shall be terminated by the parities thereto. Termination of the plan and payment of the amounts from FCB to the Grantor

Trust shall be made in accordance with Proposed Treasury Regulation Section 1.409A-3(h)(2)(viii)(B). Mr. Baltz shall enter into a release acknowledging that all amounts due and owing under said plan have been paid and releasing PFSL, FCB, IBKC and IBERIABANK from any further obligation with respect to said plan.

7.12 Section 16(b) Exemption. IBKC and PFSL agree that, in order to most effectively compensate and retain PFSL Insiders (as defined below) in connection with the Merger, both prior to and after the Effective Date, it is desirable that PFSL Insiders not be subject to a risk of liability under Section 16(b) of the 1934 Act to the fullest extent permitted by applicable law in connection with the conversion of shares of PFSL Common Stock into shares of IBKC Common Stock in the Merger, and for that compensatory and retentive purpose agree to the provisions of this Section 7.12. Assuming that PFSL delivers to IBKC the PFSL Section 16 Information (as defined below) in a timely fashion prior to the Effective Date, the Board of Directors of IBKC, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the 1934 Act), shall reasonably promptly thereafter and in any event prior to the Effective Date adopt a resolution providing in substance that the receipt by the PFSL Insiders of IBKC Common Stock in exchange for shares of PFSL Common Stock, pursuant to the transactions contemplated hereby and to the extent such securities are listed in the PFSL Section 16 Information, are intended to be exempt from liability pursuant to Section 16(b) under the 1934 Act to the fullest extent permitted by applicable law. “PFSL Section 16 Information” shall mean information, accurate in all material respects, regarding the PFSL Insiders and the number of shares of PFSL Common Stock held by each such PFSL Insider and expected to be exchanged for IBKC Common Stock in the Merger. “PFSL Insiders” shall mean those officers and directors of PFSL who are subject to the reporting requirements of Section 16(a) of the 1934 Act and who are expected to be subject to Section 16(a) of the 1934 Act with respect to IBKC Common Stock subsequent to the Effective Date.

7.13 Organization of IBAC. IBKC shall cause IBAC to be organized under the laws of Louisiana. The Board of IBAC shall approve this Agreement and the Merger, whereupon IBAC shall become a party to, and be bound by, this Agreement, and IBKC shall adopt and ratify this Agreement in its capacity as the sole stockholder of IBAC.

SECTION VIII.

CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE

The obligation of each Warrantor to consummate the Merger is subject to the satisfaction of each of the following conditions, unless waived by such party pursuant to Section 10.5 of this Agreement:

8.1 Representations and Warranties. The representations and warranties of the other Warrantor set forth or referred to in this Agreement shall be true and correct as of the date of this Agreement and as of the time of the Closing with the same effect as though all such representations and warranties had been made on and as of the time of the Closing, in each case subject to the standard set forth in Section 5.21 hereof, except (i) for any such representations and warranties made as of a specified date, which shall be true and correct as of such date or (ii) as expressly contemplated or permitted by this Agreement.

8.2 Performance of Agreements and Covenants. Each and all of the agreements and covenants of the other Warrantor to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the time of the Closing shall have been duly performed and complied with by it in all material respects.

8.3 Certificates. Each Warrantor shall have delivered to the other Warrantor a certificate, dated as of the time of the Closing and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions of its obligations set forth in Section 8.1 and Section 8.2 of this Agreement with respect to it have been satisfied, all in such reasonable detail as the other Warrantor shall request.

8.4 Stockholder Approval. The stockholders of PFSL shall have approved this Agreement, the Merger Agreement, the Merger and the consummation of the transactions contemplated hereby and thereby, as and to the extent required by law and by the provisions of the governing instruments of PFSL, and PFSL shall have furnished to IBKC certified copies of resolutions duly adopted by its stockholders evidencing the same.

8.5 Consents and Approvals. All material approvals and authorizations of, filings and registrations with, and notifications to, all Regulatory Authorities required for consummation of the Merger shall have been obtained or made and shall be in full force and effect and all waiting periods required by law shall have expired. Any approval obtained from any Regulatory Authority which is necessary to consummate the transactions contemplated hereby shall not contain any non-standard term or condition which in the reasonable judgment of the Board of Directors of IBKC so materially and adversely affects the economic or business assumptions of the transactions contemplated by this Agreement so as to render inadvisable the consummation of the Merger. To the extent that any lease, license, loan or financing agreement or other contract or agreement to which Warrantor is a party requires the consent of or waiver from the other party thereto as a result of the transactions contemplated by this Agreement, such consent or waiver shall have been obtained, unless the failure to obtain such consent or waiver would not, following the Merger, have a Material Adverse Effect on such Warrantor.

8.6 Legal Proceedings. No Warrantor shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits consummation of any of the transactions contemplated by this Agreement.

8.7 Tax Matters. Each Warrantor shall have received the tax opinion addressed to it referred to in Section 7.3 of this Agreement. No payments or benefits to officers of PFSL and FCB in connection with the Merger shall constitute an excess parachute payment under Section 280G of the Code.

8.8 Registration Statement. The Registration Statement shall be effective under the 1933 Act, no stop order suspending the effectiveness of the Registration Statement shall be in effect, and no proceeding for such purpose shall be pending before or threatened by the SEC.

8.9 Simultaneous Transactions. The Warrantors shall have executed all documents and taken all such other action as are necessary to effectuate the Merger other than filing the Merger Agreement as referred to in Section 7.2, and the Warrantors shall have irrevocably authorized their agents to make such filing in its behalf.

8.10 Legal Opinions. Each Warrantor shall have received an opinion from counsel for the other Warrantor, dated as of the Effective Date, in substantially the form of Exhibits XII and XIII. As to matters involving the application of Arkansas law, and to the extent reasonably satisfactory in form and scope to counsel for IBKC, counsel for PFSL may rely on the opinion of other counsel, provided that a copy of such opinion is delivered to IBKC and its counsel.

8.11 NASDAQ Listing. The shares of IBKC common stock to be issued in the Merger shall have been authorized for listing on the NASDAQ Global Market.

8.12 Payment of Merger Consideration. IBKC shall have delivered the Exchange Fund to the Exchange Agent on or before the Closing Date and the Exchange Agent shall provide PFSL with a certificate evidencing such delivery.

8.13 No Material Adverse Effect. Since December 31, 2005, no event has occurred or circumstance arisen that, individually or in the aggregate, has had a Material Adverse Effect on the other Warrantor.

SECTION IX.

TERMINATION

9.1 Termination. Notwithstanding any other provision of this Agreement or the Merger Agreement and notwithstanding the approval of this Agreement and the Merger Agreement by the stockholders of PFSL, this Agreement and the Merger Agreement may be terminated and the Merger abandoned at any time prior to the Closing:

(a) By mutual consent of the Boards of Directors of the Warrantors; or

(b) By the Board of Directors of either Warrantor (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in this Agreement) in the event of a material breach by the other Warrantor of any representation, warranty, covenant or agreement of such other Warrantor contained herein which would result in the failure to satisfy the closing condition set forth in Section 8.1 or 8.2 of this Agreement, which breach cannot be or has not been cured within thirty (30) days after the giving of a written notice to the breaching Warrantor of such material breach; or

(c) By the Board of Directors of either Warrantor in the event that the Merger shall not have been consummated within nine months after the date of this Agreement; except that if within such period required regulatory approval has not been obtained, and the failure of the closing to have occurred on or before such date was not due to IBKC’s material breach of any representation, warranty, covenant or agreement contained in this Agreement, IBKC may extend such date one or more times but not beyond twelve months after the date of this Agreement; or

(d) By the Board of Directors of either Warrantor in the event any approval of any Regulatory Authority required for consummation of the Merger and the other transactions contemplated hereby shall have been denied by final non-appealable action of such Regulatory Authority or if any such action taken by such Regulatory Authority is not appealed within the time limit for appeal; or

(e) By the Board of Directors of IBKC, in the event any such approval of any Regulatory Authority is conditioned upon the satisfaction of any condition or requirement that, in the reasonable opinion of IBKC, would so materially adversely affect its business or the economic benefits of the Merger as to render consummation of the Merger inadvisable or unduly burdensome, and the time period for appeals and request for reconsideration has run; or

(f) By the Board of Directors of either Warrantor, if the stockholders of PFSL fail to approve this Agreement, the Merger Agreement and the Merger, and the consummation of the transactions contemplated hereby and thereby at the Stockholders Meeting; or

(g) By the Board of Directors of either Warrantor (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in this Agreement) in the event that any of the conditions precedent to the obligations of such Warrantor to consummate the Merger cannot be satisfied or fulfilled within twelve (12) months after the date of this Agreement; or

(h) By the Board of Directors of IBKC if the Board of Directors of PFSL shall, or shall have resolved to, withdraw, modify or change its recommendation to PFSL’s stockholders of this Agreement, the Merger Agreement or the Merger, or recommend any Acquisition Transaction other than the Merger; or

(i) By the Board of Directors of either Warrantor if the other Warrantor has experienced, or is reasonably likely to experience, a Material Adverse Effect, which is not remedied or cured within thirty (30) days after notice of intention to terminate is given by the Warrantor invoking this Section 9.1(j), which notice shall specify the nature of the matter or matters constituting such Material Adverse Effect and which are the basis of such intention; provided, however, that the right to terminate that is specified in such notice of intention shall itself terminate unless notice of termination is given by such Warrantor within fifteen (15) days following the end of such remedial or curative period; or

(k) By the Board of Directors of PFSL, pursuant to Section 6.9(d).

9.2 Effect of Termination.

(a) In the event of the termination and abandonment of this Agreement pursuant to Section 9.1 of this Agreement, this Agreement shall become void and have no effect and the parties hereto will be relieved of all obligations and liabilities under this Agreement, except that: (i) the provisions of Sections IX and X hereof shall survive any such termination and abandonment; (ii) a termination pursuant to Section 9.1(b) of this Agreement shall not relieve a breaching Warrantor from liability for any breach giving rise to such termination and the provisions of Section 9.2(c) or (d), as applicable; and (iii) each Warrantor shall remain obligated under, and liable for any breach of, any of the provisions of this Agreement that survive its termination.

(b) In the event this Agreement is terminated by IBKC pursuant to Section 9.1(b) hereof because of a willful breach of a representation, warranty, covenant or other agreement by PFSL, or pursuant to Section 9.1(f) hereof if the failure of the stockholders of PFSL to approve this Agreement, the Merger Agreement and the Merger, occurs after the receipt by PFSL of an Acquisition Proposal, or pursuant to Section 9.1(h) hereof, or by PFSL pursuant to Section 9.1(k) hereof, and within twelve (12) months after the date of any such termination PFSL, without IBKC’s prior written consent, accepts an Acquisition Proposal, then PFSL shall pay IBKC $3.7 million (the “Termination Fee”) not later than the fifth Business Day following the date PFSL accepts such Acquisition Proposal. Upon payment of the Termination Fee pursuant to this Section 9.2(b), IBKC will not have any other rights or claims against PFSL or its Subsidiaries, or their respective officers and directors, under this Agreement.

(c) In the event this Agreement is terminated as a result of IBKC’s or IBERIABANK’s failure to satisfy any of their representations, warranties or covenants set forth herein, IBKC shall reimburse PFSL and FCB for their reasonable out-of-pocket expenses relating to the Merger in an amount not to exceed $200,000, which amount shall not be deemed an exclusive remedy or liquidated damages.

(d) In the event this Agreement is terminated as a result of PFSL’s or FCB’s failure to satisfy any of their representations, warranties or covenants set forth herein, PFSL shall reimburse IBKC and IBERIABANK for their reasonable out-of-pocket expenses relating to the Merger in an amount not to exceed $200,000, which amount shall not be deemed an exclusive remedy or liquidated damages.

9.3 Survival of Representations, Warranties and Covenants. The respective representations, warranties, obligations, covenants and agreements of the Warrantors shall not survive the Effective Date, except for those covenants and agreements contained in this Agreement which by their terms apply in whole or in part after the Effective Date; provided, however, that no such representations, warranties or covenants shall be deemed to be terminated or extinguished so as to deprive any Warrantor (or any director, officer or controlling Person thereof) of any defense in law or equity which otherwise would be available against the claims of any Person, including, without limitation, any stockholder or former stockholder of any Warrantor, the aforesaid representations, warranties and covenants being material inducements to consummation by the Warrantors of the transactions contemplated hereby.

SECTION X.

MISCELLANEOUS

10.1 Expenses.

(a) Except as otherwise provided in this Agreement, each of the parties hereto shall bear and pay all costs and expenses, incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial or other consultants, investment bankers, accountants and counsel.

(b) Final settlement with respect to payment of fees and expenses by the parties hereto shall be made within thirty (30) days of the termination of this Agreement.

10.2 Brokers and Finders. Except as set forth on Schedule 10.2, PFSL represents and warrants that neither it nor any of its officers, directors, employees, affiliates or Subsidiaries has employed any broker or finder or incurred any liability for any financial advisory fees, investment bankers’ fees, brokerage fees, commissions or finders’ fees in connection with this Agreement or the transactions contemplated hereby.

10.3 Entire Agreement. Except as otherwise expressly provided herein, this Agreement, including the exhibits hereto, the Merger Agreement and the Confidentiality Agreement contain the entire agreement among the parties hereto with respect to the transactions contemplated hereunder and thereunder, and such agreements supersede all prior arrangements or understanding with respect thereto, written or oral. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors. Nothing in this Agreement, expressed or implied, is intended to confer upon any party, other than the parties hereto or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement except for (i) the rights of stockholders of PFSL to receive the Merger Consideration following the Effective Date and (ii) the provisions of Section 4.4, which shall inure to the benefit of and be enforceable by the Persons referenced therein.

10.4 Amendments. To the extent permitted by law, this Agreement may be amended by a subsequent writing signed by each of the parties hereto upon the approval of the boards of directors of such parties; provided, however, that the provisions of this Agreement relating to the manner or basis in which shares of PFSL Common Stock will be exchanged for IBKC Common Stock shall not be amended after the Stockholders Meeting without the requisite approval of the holders of the issued and outstanding shares of PFSL Common Stock entitled to vote thereon. The parties hereto may, without approval of their respective boards of directors, make such technical changes to this Agreement, not inconsistent with the purposes hereof and thereof, as may be required to effect or facilitate any governmental approval or acceptance of the Merger or of this Agreement or the Merger Agreement or to effect or facilitate any filing or recording required for the consummation of any of the transactions contemplated hereby or thereby. PFSL agrees to take such reasonable actions requested by IBKC as may be reasonably necessary to modify the structure of, or to substitute parties to (so long as such substitute is a Subsidiary of IBKC) the transactions contemplated hereby; provided, however, that such modification shall not change the amount, kind, manner or basis in which shares of PFSL Common Stock will be exchanged for IBKC Common Stock or abrogate the covenants and other agreements contained in this Agreement, result in adverse tax consequences to the stockholders of PFSL, materially delay consummation of the Merger or jeopardize the timely receipt of Regulatory Approvals.

10.5 Waivers. Prior to or at the Effective Date, each party hereto, acting through its Board of Directors or chief executive officer or other authorized officer, shall, as to such party’s rights hereunder, have the right (i) to waive any default in the performance of any term of this Agreement by any other party, (ii) to waive or extend the time for the compliance or fulfillment by any other party of any and all of its obligations under this Agreement, and (iii) to waive any or all of the conditions precedent to the obligations of such party under this Agreement.

10.6 No Assignment. No party hereto may assign any of its rights or obligations under this Agreement to any other Persons, without the express written consent of the other parties and any such purported assignment without such requisite consent shall be null and void.

10.7 Notices. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by facsimile transmission or by registered or certified mail, postage pre-paid, to the Persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so delivered:

If to IBKC and/or IBERIABANK:

IBERIABANK Corporation

200 West Congress Street

Lafayette, LA 70501

Attention:    Daryl G. Byrd

                    President and Chief Executive Officer

With a copy to:

Jones, Walker, Waechter, Poitevent, Carrère & Denègre, L.L.P.

2600 Virginia Avenue, N.W., Suite 1113

Washington, D.C. 20037

Attention:    Edward B. Crosland, Jr., Esq.

If to PFSL:

Pocahontas Bancorp, Inc.

1700 East Highland Drive

Jonesboro, AK 72403

Attention:    Dwayne Powell

                    President and Chief Executive Officer

With a copy to:

Luse Gorman Pomerenk & Schick, PC

5335 Wisconsin Avenue, NW, Suite 400

Washington, DC 20015

Attention:    Robert B. Pomerenk, Esq.

                    Eric Luse, Esq.

10.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Louisiana without regard to the conflict of laws principles thereof.

10.9 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall constitute one and the same instrument.

10.10 Captions. The captions contained in this Agreement are for reference purposes only and are not part of this Agreement.

In Witness Whereof, each of the parties to this Agreement has caused this Agreement to be executed on its behalf and attested by officers thereunto duly authorized all as of the day and year first above written.

IBERIABANK CORPORATION		POCAHONTAS BANCORP, INC.

By:	/s/ Daryl G. Byrd	By:	/s/ Dwayne Powell
	Daryl G. Byrd		Dwayne Powell
	President and Chief Executive Officer		President and Chief Executive Officer

IBAC has joined as a party to this Agreement on this      day of                     , 2006.

IBERIABANK ACQUISITION
CORPORATION

By:
Daryl G. Byrd
President and Chief Executive Officer

FIRST AMENDMENT TO AGREEMENT

AND PLAN OF MERGER

THIS FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER (the “First Amendment”) is dated and is effective as of November 21, 2006, between IBERIABANK Corporation (“IBKC”) and Pocahontas Bancorp, Inc. (“PFSL”).

RECITALS

A.	The parties have previously entered into an Agreement and Plan of Merger dated as of July 26, 2006 (the “Agreement”) pursuant to which PFSL will merge with and into IBERIABANK Acquisition Corporation (“IBAC”).

B.	The purpose of this First Amendment is to amend the Agreement to reflect a modification as agreed upon by the parties.

NOW, THEREFORE, the parties hereto agree as follows:

1. Defined Terms. Capitalized terms herein which are defined in the Agreement shall be as defined in the Agreement, except as otherwise defined in this First Amendment.

2. The Merger. The “Merger” as defined in Section 1.24 of the Agreement shall mean the merger of PFSL with and into IBKC. All references to IBAC are hereby eliminated from the Agreement and the related Agreement of Merger in the form of Exhibit I to the Agreement and substituted with IBKC.

3. Continued Effect. Except as expressly modified herein, the Agreement shall continue in full force and effect. The Agreement as amended herein is hereby ratified and confirmed by the parties hereto.

IN WITNESS WHEREOF, the parties hereto have caused this First Amendment to be executed and delivered by their duly authorized officers as of the date hereinabove provided.

IBERIABANK CORPORATION		POCAHONTAS BANCORP, INC.

By:	/s/ Daryl G. Byrd	By:	/s/ Dwayne Powell
	Daryl G. Byrd		Dwayne Powell
	President and Chief Executive Officer		President and Chief Executive Officer

RP® FINANCIAL, LC.

Financial Services Industry Consultants

December 29, 2006

Board of Directors

Pocahontas Bancorp, Inc. 1700 East Highland Drive

Jonesboro, Arkansas 72403

Members of the Board:

You have requested that RP® Financial, LC. (“RP Financial”) provide you an opinion of the fairness from a financial point of view to the common stockholders of Pocahontas Bancorp, Inc., Jonesboro, Arkansas (“PFSL”), of the aggregate consideration pursuant to the Agreement and Plan of Merger (the “Agreement”), dated July 26, 2006, by and between PFSL and IBERIABANK Corporation, Lafayette, Louisiana (“IBKC”). The Agreement, inclusive of exhibits, is incorporated herein by reference. Unless otherwise defined, all capitalized terms incorporated herein have the meanings ascribed to them in the Agreement.

Summary Description of Merger Consideration

At the Effective Time, each outstanding share of PFSL Common Stock will be converted into shares of IBKC Common Stock equal to the sum of (i) the PFSL Common Stock held by each PFSL stockholder multiplied by the Exchange Ratio; plus (ii) a cash payment for fractional shares (the “Merger Consideration”). The exchange ratio of 0.2781 is calculated as follows:

(i)	$16.00 divided by $57.54 (IBKC’s closing price as of June 30, 2006).

Shares of PFSL Common Stock that are held by PFSL and any PFSL Subsidiary (other than shares held in a fiduciary capacity) shall not be considered to be outstanding and shall be cancelled (and not converted) by virtue of the Merger at the Effective Date and without any further action by any party.

RP Financial Background and Experience

RP Financial, as part of its financial institution valuation and consulting practice, is regularly engaged in the valuation of insured financial institution securities in connection with mergers and acquisitions, initial and secondary stock offerings, mutual-to-stock conversions of thrift institutions, and business valuations for other purposes. As specialists in the securities of insured financial institutions, RP Financial has experience in, and knowledge of, the markets for the securities of such institutions, including institutions operating in Arkansas and the Southwest region of the U.S.

Materials Reviewed

In rendering this opinion, RP Financial reviewed the following material: (1) the Agreement, dated July 26, 2006, including exhibits; (2) the proxy statement-prospectus for the proposed merger; (3) the following information for PFSL and/or First Community Bank — (a) the annual audited financial statements for the fiscal years ended

Washington Headquarters Rosslyn Center 1700 North Moore Street, Suite 2210 Arlington, VA 22209	Telephone: (703) 528-1700 Fax No.: (703) 528-1788 E-Mail: mail@rpfinancial.com

Board of Directors

December 29, 2006

September 30, 2003, 2004 and 2005 included in the Annual Reports for the respective years; (b) annual shareholder proxy statements for the last three fiscal years; (c) other securities filings; (d) shareholder, regulatory and internal financial and other reports through September 30, 2006; (e) the stock price history for the last three years; and (f) current market pricing characteristics; (4) discussions with PFSL’s management regarding past and current business, operations, financial condition, and future prospects; (5) the following information for IBKC – (a) the annual audited financial statements for the fiscal years ended December 31, 2003, 2004 and 2005 included in the Annual Reports for the respective years; (b) annual shareholder proxy statements for the last three fiscal years; (c) other securities filings; (d) shareholder, regulatory and internal financial and other reports through September 30, 2006; (e) the stock price history for the last three years; and (f) current market pricing characteristics; (6) discussions with IBKC’s management regarding past and current business, operations, financial condition, and future prospects; (7) an analysis of the pro forma value of alternative strategies for PFSL as an independent institution; (8) the financial and market pricing characteristics of PFSL and IBKC relative to other regionally-based financial institutions that are publicly-traded; (9) the competitive, economic and demographic characteristics nationally, regionally and in the local market area; (10) the potential impact of regulatory and legislative changes on savings and banking institutions; (11) the financial terms of other recently completed and pending acquisitions of savings associations with characteristics similar to those of PFSL; (12) the projected present value benefit to holders of PFSL Common Stock were PFSL to remain independent and implement its current business plan; (13) IBKC’s financial condition as of September 30, 2006 regarding the perceived financial ability to complete the merger from a cash and capital perspective; (14) the estimated pro forma financial impact of the merger to IBKC, including the pro forma per share data and the pro forma pricing ratios based on IBKC’s recent market prices, taking into consideration the potential merger adjustments and synergies as estimated by IBKC; (15) the estimated pro forma impact of the pending acquisition of Pulaski Investment Corporation by IBKC; (16) the prospective strategic benefits of the merger to PFSL, including, but not limited to, expanded market area, enhanced delivery channels, increased stock liquidity, expanded management team, the opportunity to realize cost reductions and increased platform for future expansion; and (17) the termination and walk-away provisions of the merger agreement.

In rendering its opinion, RP Financial relied, without independent verification, on the accuracy and completeness of the information concerning PFSL and IBKC furnished by the respective institutions to RP Financial for review for purposes of its opinion, as well as publicly-available information regarding other financial institutions and competitive, economic and demographic data. We have further relied on the assurances of management of IBKC and PFSL that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any such responsibility or liability for the accuracy or completeness thereof. PFSL and IBKC did not restrict RP Financial as to the material it was permitted to review. RP Financial did not perform or obtain any independent appraisals or evaluations of the assets and liabilities, the collateral securing the assets or the liabilities (contingent or otherwise) of IBKC or PFSL or the collectibility of any such assets, nor have we been furnished with any such evaluations or appraisals. We did not make an independent evaluation of the adequacy of the allowance for loan losses of IBKC or PFSL nor have we reviewed any individual credit files relating to IBKC or PFSL.

RP Financial expresses no opinion on matters of a legal, regulatory, tax or accounting nature as set forth in the Agreement. In rendering its opinion, RP Financial assumed that, in the course of obtaining the necessary regulatory and governmental approvals for the proposed Merger, no restriction will be imposed on IBKC that would have a material adverse effect on the ability of the Merger to be consummated as set forth in the Agreement. We have also assumed that there has been no material change in IBKC’s or PFSL’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statement made

Board of Directors

December 29, 2006

available to us. We have assumed in all respects material to our analyses, that all of the representations and warranties contained in the Agreement and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements and that the conditions precedent in the Agreement are not waived.

Opinion

It is understood that this letter is directed to the Board of Directors of PFSL in its consideration of the Agreement, and does not constitute a recommendation to any shareholder of PFSL as to any action that such shareholder should take in connection with the Agreement, or otherwise. Our opinion is directed only to the fairness of the Merger Consideration to PFSL from a financial point of view and does not address the underlying business decision of PFSL to engage in the Merger, the relative merits of the Merger as compared to any other alternative business strategies that might exist for PFSL or the effect of any other transaction in which PFSL might engage.

It is understood that this opinion is based on market conditions and other circumstances existing on the date hereof. Events occurring after the date hereof could materially affect this opinion. We are expressing no opinion herein as to what the value of IBKC’s common stock will be when issued to PFSL’s shareholders pursuant to the Agreement or the prices at which IBKC’s or PFSL’s common stock may trade at any time.

We will receive a fee for our fairness opinion services, a portion of which will be received upon mailing of the proxy materials to the PFSL shareholders for approval. PFSL has agreed to indemnify us against certain liabilities arising out of our engagement. We have previously provided certain other valuation, planning and financial advisory services to PFSL.

It is understood that this opinion may be included in its entirety in any communication by PFSL or its Board of Directors to the stockholders of PFSL. It is also understood that this opinion may be included in its entirety in any regulatory filing by PFSL or IBKC, and that RP Financial consents to the summary of this opinion in the proxy materials of PFSL, and any amendments thereto. Except as described above, this opinion may not be summarized, excerpted from or otherwise publicly referred to without RP Financial’s prior written consent.

Based upon and subject to the foregoing and other such matters we consider relevant, it is RP Financial’s opinion that, as of the date hereof, the Merger Consideration to be received by the holders of PFSL Common Stock, as described in the Agreement, is fair to the shareholders of PFSL Common Stock from a financial point of view.

Respectfully submitted,

RP FINANCIAL, LC.

/S/ RP FINANCIAL, LC.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Section 83 of the Louisiana Business Corporation Law (the “LBCL”) gives Louisiana corporations broad powers to indemnify their present and former directors, officers, agents and employees and those of affiliated corporations against expenses incurred in the defense of any lawsuit to which they are, or might be, made parties by reason of being, or having been, such directors, officers, agents or employees; subject to specific conditions and exclusions, gives a director, officer, agent or employee who successfully defends an action the right to be so indemnified, and in some cases permits even those who unsuccessfully defend actions to be so indemnified; and authorizes Louisiana corporations to buy liability insurance on behalf of any current or former director, officer, agent or employee. Such indemnification is not exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement, authorization of shareholders or otherwise.

In accordance with LBCL, Article 8 of our Articles of Incorporation provides as follows:

Article 8. Personal Liability, Indemnification, Advancement of Expenses and Other Rights of Officers, Directors, Employees and Agents.

A. Personal Liability of Directors and Officers. A director or officer of the Corporation shall not be personally liable for monetary damages for any action taken, or any failure to take any action, as a director or officer except to the extent that by law a director’s or officer’s liability for monetary damages may not be limited.

B. Indemnification. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, including actions by or in the right of the Corporation, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding to the full extent permissible under Louisiana law.

C. Advancement of Expenses. Reasonable expenses incurred by an officer, director, employee or agent of the Corporation in defending an action, suit or proceeding described in Section B of this Article 8 may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding if authorized by the board of directors (without regard to whether participating members thereof are parties to such action, suit or proceeding), upon receipt of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that the person is not entitled to be indemnified by the Corporation.

D. Other Rights. The indemnification and advancement of expenses provided by or pursuant to this Article 8 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, insurance or other agreement, vote of stockholders or directors (regardless of whether directors authorizing such indemnification are beneficiaries thereof) or otherwise, both as to actions in their official capacity and as to actions in another capacity while holding an office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person.

E. Insurance. The Corporation shall have the power to purchase and maintain insurance or other similar arrangement on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture or other enterprise, against any liability asserted against or incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of this Article 8.

F. Security Fund. Indemnity Agreements. By action of the Board of Directors (notwithstanding their interest in the transaction), the Corporation may create and fund a trust fund or other fund or form of self-insurance arrangement of any nature, and may enter into agreements with its officers, directors, employees and agents for the purpose of securing or insuring in any manner its obligation to indemnify or advance expenses provided for in this Article 8.

G. Modification. The duties of the Corporation to indemnify and to advance expenses to any person as provided in this Article 8 shall be in the nature of a contract between the Corporation and each such person, and no amendment or repeal of any provision of this Article 8, and no amendment or termination of any trust or other fund or form of self-insurance arrangement created pursuant to Section F of this Article 8, shall alter to the detriment of such person the right of such person to the advance of expenses or indemnification related to a claim based on an act or failure to act which took place prior to such amendment, repeal or termination.

H. Proceedings Initiated by Indemnified Persons. Notwithstanding any other provision of this Article 8, the Corporation shall not indemnify a director, officer, employee or agent for any liability incurred in an action, suit or proceeding initiated (which shall not be deemed to include counter-claims or affirmative defenses) or participated in as an intervenor or amicus curiae by the person seeking indemnification unless such initiation of or participation in the action, suit or proceeding is authorized, either before or after its commencement, by the affirmative vote of a majority of the directors in office.

The foregoing discussion of our Articles of Incorporation and the LBCL is not intended to be exhaustive and is qualified in its entirety by our Articles of Incorporation and the LBCL, respectively.

We have entered into indemnification agreements with three of our executive officers, Daryl G. Byrd, Michael J. Brown and Michael A. Naquin, providing for indemnification and advancement of expenses to the fullest extent permitted by law with respect to pending or threatened claims against them in their capacities as officers. Following a change in control, as defined, all determinations regarding a right to indemnity and advancement of expenses are to be made by an independent legal counsel. In the event of a potential change in control, we must create a trust for the benefit of the indemnitees, which upon a change in control may not be revoked or the principal thereof invaded without the indemnitees’ written consent. While not requiring the maintenance of directors’ and officers’ liability insurance, the indemnification agreements require that the indemnitees be provided with maximum coverage if there is such insurance.

Item 21. Exhibits and Financial Statement Schedules.

The exhibits to this Registration Statement are listed in the exhibit index, which appears elsewhere herein and is incorporated herein by reference.

Item 22. Undertakings.

The undersigned Registrant hereby undertakes as follows:

(1) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of Form S-4 within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

(2) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

(3) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the Registration Statement.

(4) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(6) That, for the purpose of determining any liability under the Securities Act of 1933 each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement related to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the Registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(8) That every prospectus (i) that is filed pursuant to paragraph (7) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(9) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

*  *  *  *  *  *  *  *  *  *

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lafayette, State of Louisiana, on December 28, 2006.

IBERIABANK CORPORATION

By:	/s/ DARYL G. BYRD
Daryl G. Byrd
President and
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears immediately below constitutes and appoints Daryl G. Byrd his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same with all exhibits thereto, and all supplements and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Signatures	Title	Date

/s/ DARYL G. BYRD Daryl G. Byrd	President, Chief Executive Officer and Director	December 28, 2006

/s/ ANTHONY J. RESTEL Anthony J. Restel	Executive Vice President and Chief Financial Officer	December 28, 2006

/s/ JOSEPH B. ZANCO Joseph B. Zanco	Controller and Principal Accounting Officer	December 28, 2006

* Elaine D. Abell	Director	December 28, 2006

* Harry V. Barton, Jr.	Director	December 28, 2006

* Ernest P. Breaux, Jr.	Director	December 28, 2006

* John N. Casbon	Director	December 28, 2006

* William H. Fenstermaker	Chairman of the Board	December 28, 2006

Signatures	Title	Date

Larrey G. Mouton	Director	December , 2006

Jefferson G. Parker	Director	December , 2006

* O. Miles Pollard, Jr.	Director	December 28, 2006

* E. Stewart Shea, III	Director	December 28, 2006

* David H. Welch	Director	December 28, 2006

* /S/ DARYL G. BYRD Daryl G. Byrd Attorney-In-Fact

EXHIBIT INDEX

Exhibit No.	Exhibit
2.1	Agreement and Plan of Merger dated as of July 26, 2006, as amended as of November 21, 2006, between the Registrant and Pocahontas Bancorp, Inc. (incorporated by reference to Appendix A to the proxy statement-prospectus)

2.2	Agreement and Plan of Merger, dated as of August 9, 2006, between the Registrant and Pulaski Investment Corporation (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K

3.1	Articles of Incorporation, as amended (incorporated by reference to Exhibit 3.1 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001)

3.2	Bylaws of the Registrant, as amended (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K dated December 19, 2005)

5	Opinion of Jones Walker, Waechter, Poitevent, Carrère & Denègre, L.L.P.

8	Opinion of Luse Gorman Pomerenk & Schick, P.C. on certain tax matters

15*	Letter from BKD, LLP regarding interim financial information

23.1	Consent of Castaing, Hussey & Lolan, LLC

23.2	Consent of Jones Walker, Waechter, Poitevent, Carrère & Denègre, L.L.P. (included in Exhibit 5)

23.3	Consent of Kemp & Company

23.4	Consent of Deloitte & Touche, LLP

23.5	Consent of KraftCPAs

23.6	Consent of RP Financial, LC.

24	Powers of Attorney of directors of the registrant (See Signature Page)

99.1	Form of Proxy of Pocahontas Bancorp, Inc.

*	Previously filed.